As filed with the Securities and Exchange Commission on January 24, 2011
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Molycorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1000	27-2301797
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5619 Denver Tech Center Parkway
Suite 1000
Greenwood Village, Colorado 80111
(303) 843-8040
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Smith
President and Chief Executive Officer
5619 Denver Tech Center Parkway
Suite 1000
Greenwood Village, Colorado 80111
(303) 843-8040
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John F. Ashburn, Jr., Esq. Executive Vice President and General Counsel 5619 Denver Tech Center Parkway Suite 1000 Greenwood Village, Colorado 80111 Tel: (303) 843-8040 Fax: (303) 843-8082	Christopher M. Kelly, Esq. Michael J. Solecki, Esq. Jones Day North Point 901 Lakeside Avenue Cleveland, Ohio 44114 Tel: (216) 586-3939 Fax: (216) 579-0212	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000 Fax: (212) 701-5800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration Fee
Securities to be Registered	Price(1)(2)	Fee(3)
Common Stock, par value $0.001 per share	$500,000,000	$58,050.00
Series A Convertible Preferred Stock, par value $0.001 per share (4)	$172,500,000	$20,027.25
Common Stock, par value $0.001 per share (5)	$31,050,000	$3,604.91

(1)	Includes shares that the underwriters have an option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933 based on an estimate of the maximum aggregate offering price.
(4)	In accordance with Rule 457(i) under the Securities Act of 1933, this Registration Statement also registers the shares of our common stock that are initially issuable upon conversion of the Series A convertible preferred stock registered hereby. The number of shares of our common stock issuable upon such conversion is subject to adjustment upon the occurrence of certain events described herein and will vary based on the public offering price of our common stock at the time of conversion. Pursuant to Rule 416 under the Securities Act of 1933, the number of shares of our common stock to be registered includes an indeterminable number of shares of common stock that may become issuable upon conversion of the Series A convertible preferred stock as a result of such adjustments.
(5)	Represents an estimate of the maximum amount of dividends that could be payable in the form of common stock on outstanding shares of the Series A convertible preferred stock in accordance with the terms thereof.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains a prospectus relating to an offering of shares of our common stock by our selling stockholders (for purposes of this Explanatory Note, the Common Stock Prospectus), together with separate prospectus pages relating to an offering of shares of our mandatory convertible preferred stock (for purposes of this Explanatory Note, the Mandatory Convertible Preferred Stock Prospectus). The complete Common Stock Prospectus follows immediately. Following the Common Stock Prospectus are the following alternative and additional pages for the Mandatory Convertible Preferred Stock Prospectus:

•	front and back cover pages, which will replace the front and back cover pages of the Common Stock Prospectus;

•	pages for the “Prospectus Summary — The Offering” section, which will replace the “Prospectus Summary — The Offering” section of the Common Stock Prospectus;

•	pages for the “Risk Factors — Risks Relating to Ownership of Our Mandatory Convertible Preferred Stock” section, which will be added to the Mandatory Convertible Preferred Stock Prospectus;

•	pages for the “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” section, which will be added to the Mandatory Convertible Preferred Stock Prospectus;

•	pages for the “Description of Mandatory Convertible Preferred Stock” section, which will replace the “Concurrent Offering of Mandatory Convertible Preferred Stock” section of the Common Stock Prospectus;

•	pages for the “Material U.S. Federal Income Tax Consequences” section, which will replace the “Material U.S. Federal Income Tax Consequences for Non-U.S. Holders” section of the Common Stock Prospectus; and

•	pages for the “Underwriting” section, which will replace the “Underwriting” section of the Common Stock Prospectus.

In addition, the following disclosures contained within the Common Stock Prospectus will be replaced in the Mandatory Convertible Preferred Stock Prospectus as follows:

•	the second sentence and the reference to “or mandatory convertible preferred stock” in the third sentence of the “Risk Factors — Risks Related to Our Business — If we finance the necessary capital to execute our current business plan through a securities offering or debt financing, you may experience dilution in the event of an equity financing, or we may be highly leveraged in the event of a debt financing” section will be deleted in the Mandatory Convertible Preferred Stock Prospectus; and

•	pages for the “Risk Factors — Risks Related to Ownership of Our Common Stock — There is no assurance that the concurrent offering of our mandatory convertible preferred stock will be completed” will be deleted from the Mandatory Convertible Preferred Stock Prospectus.

Each of the complete Common Stock Prospectus and Mandatory Convertible Preferred Stock Prospectus will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act of 1933, as amended. The closing of the offering of common stock by our selling stockholders is not conditioned upon the closing of the offering of mandatory convertible preferred stock, and the closing of the offering of mandatory convertible preferred stock is not conditioned upon the closing of the offering of common stock by our selling stockholders.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell securities under this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell any securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
Prospectus Dated January 24, 2011

PROSPECTUS

           Shares

Molycorp, Inc.

Common Stock

The selling stockholders named in this prospectus are offering shares of our common stock. We are not selling any shares of our common stock in this offering. We will not receive any proceeds from the sale of common stock by the selling stockholders.

Our common stock is listed on The New York Stock Exchange under the symbol “MCP.” The last sale price of our common stock on January 21, 2011, as reported by The New York Stock Exchange, was $42.99 per share.

Concurrently with this offering, we are making a public offering of shares of our mandatory convertible preferred stock. In that offering, we have granted the underwriters an option to purchase up to an additional           shares of mandatory convertible preferred stock to cover over-allotments. We cannot assure you that the offering of mandatory convertible preferred stock will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the offering of mandatory convertible preferred stock, and the closing of our offering of mandatory convertible preferred stock is not conditioned upon the closing of this offering.

Investing in our common stock involves risk.  Please read carefully the section entitled “Risk Factors” beginning on page 20 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to the selling stockholders	$	$

The underwriters may also purchase up to an additional shares of common stock from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about          , 2011.

J.P. Morgan	Morgan Stanley

Prospectus dated          , 2011.

We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, operating results and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, references to “Molycorp,” “we,” “our” or “us” refer to Molycorp, LLC and its consolidated subsidiaries prior to the corporate reorganization (as described below) and Molycorp, Inc. and its consolidated subsidiaries after the corporate reorganization. As used in this prospectus, the term “ton” means a ton (equal to 2,000 pounds), the term “mt” means a metric tonne (equal to 2,205 pounds), the term “IMCOA” means the Industrial Minerals Company of Australia Pty Ltd, a rare-earth market consultant, and the terms “ROW” and “Rest of World” mean the entire world except China. For definitions of certain rare earth-related and mining terms, see “Glossary of Selected Mining Terms.” We provided compensation to IMCOA for industry reports that it prepared for us, although such compensation is not contingent on the success of this offering. Some of the information that we attribute to IMCOA in this prospectus has been derived from those reports.

Our Business

We are the only rare earth oxide, or REO, producer in the Western hemisphere and own one of the world’s largest, most fully developed rare earth projects outside of China. Furthermore, following the execution of our “mine-to-magnets” strategy and completion of our initial modernization and expansion plan, we expect to be one of the world’s most integrated producers of rare earth products, including oxides, metals, alloys and magnets. In light of strong industry fundamentals, including reduced Chinese supply and strong pricing increases, our Board of Directors recently approved a second-phase capacity expansion plan in addition to our initial modernization and expansion plan, which we expect to result in the ability to produce approximately double the amount of REO that we will be able to produce upon completion of our initial modernization and expansion plan.

Our rare earths are critical inputs in many existing and emerging applications including: clean energy technologies, such as hybrid and electric vehicles and wind power turbines; multiple high-tech uses, including fiber optics, lasers and hard disk drives; numerous defense applications, such as guidance and control systems and global positioning systems; and advanced water treatment technology for use in industrial, military and outdoor recreation applications. Global demand for rare earth elements, or REEs, is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. We have made significant investments, and expect to continue to invest, in developing technologically advanced applications and proprietary applications for individual REEs.

For the year ended December 31, 2009 and for the nine months ended September 30, 2010, we generated approximately $7.1 million and $13.2 million of revenue, respectively, from sales of products manufactured from stockpiled feedstocks, although these levels of revenue are not representative of our planned level of operations after we complete our initial modernization and expansion plan and capacity expansion plan.

Our Mine Process and Development Plans

We and SRK Consulting (U.S.), Inc., or SRK Consulting, estimated total proven reserves as of February 6, 2010 of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, at our Mountain Pass mine. Upon the completion of our initial modernization and expansion plan, which we expect to be completed by the end of 2012, we will have the ability to produce approximately 19,050 mt of REO per year at our Mountain Pass facility. Upon the completion of our recently approved capacity expansion plan, by the end of 2013, we expect to have the ability to produce up to approximately 40,000 mt of REO per year at our Mountain Pass facility, or approximately double the amount we will be able to produce upon completion of our initial plan. Based on our estimated reserves and an expected annual production rate of approximately 19,050 mt of REO under our initial modernization and expansion plan, our expected mine life is in excess of 30 years (SRK Consulting has preliminarily indicated, however, that doubling the amount of production pursuant to the second-phase capacity expansion plan would reduce the current mine life by half, assuming no additional exploration, no realization of anticipated improvements in recoveries, and all other factors remain constant.) According to Roskill Consulting Group Limited, or Roskill, global REO production in 2008 was approximately 129,000 mt, of which only approximately 4,220 mt originated from outside of China, with Molycorp producing approximately 1,700 mt from its stockpiles and Russian producers producing approximately 2,500 mt. This contrasts with total demand outside of China in 2008 of approximately 56,000 mt, according to IMCOA, with rapid growth expected by industry analysts.

Mine-to-Oxides

At our Mountain Pass facility, we have the ability to mine, crush, mill and separate rare earth ore to produce individual REEs. We hold a mine plan permit and an associated environmental impact report, which allow continued operations of our Mountain Pass facility through 2042. Since our acquisition of the Mountain Pass facility, we have been producing and selling REOs from stockpiled feedstocks to significantly improve our solvent extraction technologies and capabilities. We are now achieving greater than 98% recovery in our solvent extraction units at commercial scale for lanthanum, didymium and a heavy rare earth concentrate composed of samarium, europium, gadolinium, dysprosium and terbium, or SEG concentrate, which we believe is one of the highest recovery rates in the world. We have also developed the expertise to produce the following REEs in many usable forms: bastnasite concentrate; cerium; lanthanum; neodymium; praseodymium; europium; samarium; gadolinium; dysprosium; and terbium. When used to describe the current recovery rate for our solvent extraction units, the term “commercial scale” means that the solvent extraction units are operating at such a production rate that the scale-up factor required to achieve the desired production rate is less than 10 times the current production rate.

Processing at our Mountain Pass facility entails mining the bastnasite ore followed by crushing and milling it to a fine powder. Milled bastnasite ore is then processed by flotation whereby the bastnasite, which is a mineral containing light and heavy rare earth elements, floats to the surface and is separated from the waste material, which sinks in a series of flotation cells. The resultant bastnasite concentrate is then processed by leaching with strong acid solutions followed by a series of solvent-extraction separation steps that produce various individual REO minerals, generally in a high purity (greater than 99%) oxide form. In the second quarter of 2010, we began processing bastnasite concentrate from our stockpiles in an effort to commercially demonstrate our new cracking technology while at the same time continue to further optimize our processing technologies and improve recovery rates compared to historical operations at the Mountain Pass facility.

We recommenced mining operations in December 2010 and are preparing to recommence milling operations, which we expect to occur in the first quarter of 2012. Recommencement of mining and milling operations is coincident with our initial modernization and expansion plan, which will give us the capacity to efficiently produce at a rate of approximately 19,050 mt of REO per year by the end of 2012. Additionally, upon the completion of our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. In an April 2010 briefing to the U.S. Government Accountability Office, or U.S. GAO, titled “Rare Earth Materials in the Defense Supply Chain,” which was prepared in accordance with the National Defense Reauthorization Act for Fiscal Year 2010 (Pub. L. No. 111-84), government and industry officials stated that for a typical exploration-stage mine, once a company has secured the necessary capital to start a mine, it can take from seven to 15 years to bring a property fully online, largely due to the time it takes to comply with multiple state and federal regulations. Since our Mountain Pass facility is not an early stage rare earth project, we believe we have a significant timeline advantage as we have a well-defined ore body, an existing open pit with over 50 years of production history, an existing mine and reclamation plan, proven reserves, substantial permitting, and all necessary technology to successfully process and separate the rare earth elements at a commercial scale.

Oxides-To-Metals/Alloys

We expect to sell and transport a portion of the REOs we produce to customers for use in their particular applications. The remainder of the REOs will be processed into rare earth metals. A portion of these metals will be sold to end-users and we expect to process the rest into rare earth alloys. These rare earth alloys can be used in a variety of applications, including but not limited to: electrodes for nickel metal hydride, or NiMH, battery production; samarium cobalt magnet production; and neodymium iron boron, or NdFeB, magnet production. A portion of these rare earth alloys will be manufactured into NdFeB magnets as part of our alloy and magnet production joint ventures, described below, and we expect to sell the rest to end-users.

Our modernization and expansion plans envision adding facilities and equipment for metal conversion and alloy production at the Mountain Pass facility or an off-site property. If we are able to add an off-site facility to produce rare earth metals and alloys instead of adding such facilities and equipment at Mountain Pass, we would transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location to produce rare earth metals and alloys. In December 2010, we entered into a non-binding letter of intent with Hitachi Metals, Ltd., or Hitachi, a leading manufacturer of NdFeB alloys and magnets, to form joint ventures for the production of rare earth alloys and magnets in the United States. Additionally, we have entered into a non-binding letter of intent with Neo Material Technologies Inc., or Neo Material, that, among other things, contemplates a technology transfer agreement pursuant to which Neo Material may provide us with technical assistance and know-how with respect to the production of rare earth metals, alloys and magnets.

Alloy and Magnet Production Joint Ventures

NdFeB magnets, which are critical components in “green” technologies and the miniaturization of electronics, are primarily manufactured in China (approximately 80%) and Japan (approximately 20%). Our proposed joint ventures with Hitachi would provide us with access to the technology, people and facilities to convert our rare earth materials into rare earth alloys and high-performance permanent rare earth magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such joint ventures, in conjunction with our current modernization plans and the potential technology transfer agreement with Neo Material, is expected to provide us with the capability to mine, process, separate and alloy individual REEs and manufacture them into NdFeB magnets. This downstream integration, which we refer to as our “mine-to-magnets” strategy, would make us the only fully integrated producer of NdFeB magnets outside of China, helping to secure a rare earth supply chain for the Rest of World. In addition to the foregoing, we continue to explore additional joint ventures or other arrangements with third parties for the production of NdFeB alloys and/or magnets.

Rare earth “mine-to-magnets” production supply chain

Industry Overview

The REE group includes 17 elements, namely the 15 lanthanide elements, which are cerium, lanthanum, neodymium, praseodymium, promethium (which does not occur naturally), samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as REOs. Light and heavy REEs are contained in all rare earth deposits, including in our deposit at Mountain Pass. Heavy REEs generally command higher sales prices on a per pound basis than light REEs because heavy REEs are not as prevalent. Cerium, lanthanum, neodymium, praseodymium and samarium are considered “light REEs” that are more predominant in bastnasite, while europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium are considered “heavy REEs” that are more predominant in monazite. Our reserves are bastnasite, but there are also known monazite occurrences on our property that we are currently examining.

REEs have unique properties that make them critical materials to many existing applications upon which society has become dependent as well as many emerging applications. Examples include:

•	Clean-Energy Technologies: hybrid and electric vehicles, wind power turbines and compact fluorescent lighting;

•	High-Technology Applications: miniaturization of cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical Defense Applications: guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced Water Treatment: industrial, military, homeland security and domestic and foreign aid applications.

Global consumption of REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. For example, the integration of rare earth permanent magnet drives into wind power turbines has substantially reduced the need for gearboxes, which increases overall efficiency and reliability. According to IMCOA, total demand for rare earths outside of China is expected to increase at a compound annual growth rate, or CAGR, of approximately 7% between 2010 and 2015. In addition, according to IMCOA, global demand for rare earths used in magnets is expected to grow at a CAGR of approximately 8% over the same period. IMCOA estimates that total global demand for rare earths is expected to increase from 125,000 mt in 2010 to 185,000 mt in 2015, which results in a CAGR of approximately 8% for that period.

China has dominated the global supply of REOs for the last ten years and, according to IMCOA, accounted for approximately 96% of global REO production in 2008. Even with our planned production, global supply is expected by analysts to remain tight due to the combined effects of growing demand and actions taken by the Chinese government to restrict exports. The Chinese government heightened international supply concerns beginning in August 2009 when China’s Interior Ministry first signaled that it would further restrict exports of Chinese rare earth resources. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration. According to IMCOA, China’s export quotas have decreased from approximately 65,600 mt of REO in 2004 to approximately 50,000 mt of REO in 2009. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009. China’s internal consumption of rare earths is expected to continue to grow, leaving the Rest of World with less supply during a period of projected increasing global demand. China also dominates the manufacture of rare earth metals, producing substantially all of the world’s supply, and the manufacture of NdFeB magnets, producing approximately 80% of the world’s supply. Neither capability currently exists in the United States, as confirmed by the April 2010 U.S. GAO briefing.

China has announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. In December 2010, the U.S. Department of Energy released a study concluding that five rare earth metals, dysprosium, neodymium, terbium, europium and yttrium, are critical to clean energy technologies in the short term and medium term due to their importance to the clean energy economy and risk of supply disruption. The report emphasizes that diversified global supply chains for these critical materials are essential, and calls for steps to be taken to facilitate extraction, processing and manufacturing in the United States. Additionally, the U.S. Department of Defense is conducting a study to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the current and projected global REE supply deficit.

According to the April 2010 U.S. GAO briefing:

•	the Mountain Pass mine is the largest non-Chinese rare earth deposit in the world;

•	other U.S. rare earth deposits exist, but these deposits are still in early exploratory stages of development;

•	officials emphasized the significance of the widespread use of commercial-off-the-shelf products in defense systems that include rare earth materials, such as computer hard drives;

•	heavy REEs, such as dysprosium, which provide much of the heat-resistant qualities of permanent magnets used in many industry and defense applications, are considered to be important;

•	government and industry officials told the U.S. GAO that where rare earth materials are used in defense systems, the materials are responsible for the functionality of the component and would be difficult to replace without losing performance;

•	a 2009 National Defense Stockpile configuration report identified lanthanum, cerium, europium and gadolinium as having already caused some kind of weapon system production delay and recommended further study to determine the severity of the delays; and

•	defense systems will likely continue to depend on rare earth materials, based on their life cycles and lack of effective substitutes.

The forecasted demand by IMCOA set forth in the graph below assumes Mountain Pass and other rare earth projects commence production and account for a significant portion of the forecasted increase in supply. If these projects do not commence production when anticipated, there will be a gap between forecasted demand and forecasted supply. IMCOA expects that this anticipated market dynamic will underpin continued strong pricing.

Global Rare Earths Supply & Demand, 2005-2020 (mt REO, +/- 20%)

Source: IMCOA (January 2011)(1)

(1) Does not reflect our potential to increase production to 40,000 mt of REO per year following the completion of our capacity expansion plan, but instead reflects our production of 19,050 mt of REO per year beginning in 2013.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal-Pages, from October 2009 through December 2010, prices for rare earths have risen by approximately 780% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, and rare earth carbonate) have risen by more than 1000% on average.

Recent Developments

Decision to Double Original Planned Production Capacity

We recommenced mining operations in December 2010 and are preparing to recommence milling operations, which we expect to occur in the first quarter of 2012. As of December 2010, we have secured all permits necessary to allow construction to start on the initial modernization and expansion plan. We have also entered into a number of construction contracts associated with our initial modernization and expansion plan.

In light of strong industry fundamentals, including reduced Chinese supply and strong pricing increases, our Board of Directors recently approved a second-phase capacity expansion plan in addition to our initial modernization and expansion plan. Upon the completion of this capacity expansion plan, by the end of 2013, we expect to have the ability to produce up to approximately 40,000 mt of REO per year at our Mountain Pass facility, or approximately double the amount we will be able to produce upon completion of our initial plan. Although our production capacity is expected to reach 40,000 mt of REO per year if our capacity expansion plan is successfully completed, we intend to sell our products into the market at a rate commensurate with customer and/or demand growth.

We will commence work on this second phase as we are working on our initial plan. In certain cases, we will not need to add additional equipment in connection with the second phase to provide additional capacity, including milling, but in other cases, including separations and power, we will need to install additional capacity. We do not believe we will need to obtain additional permits, other than air and building permits. We do not expect that work on the second phase will delay completion of our initial modernization and expansion plan, and we continue to expect completion of our initial plan pursuant to our current schedule, subject to obtaining full funding. Our construction engineer has estimated that we will incur approximately $250 million in additional capital costs in connection with the capital expansion plan beyond those budgeted for our initial plan, and we will need to obtain additional funding for such plan. Because we will begin expenditures on the second phase before completion of the initial plan, any funding insufficiency for the second phase could also impact completion of our initial plan. See “Risk Factors — Risks Related to Our Business — We may be unsuccessful in raising the necessary capital to execute our current business plan.”

We have not yet performed a detailed study of expected operating costs for this proposed second phase, and we have not yet commissioned SRK Consulting or any other expert to prepare an external model or study of operating costs. We have not identified any reason to believe that there will be any per unit increase in operating costs under our capacity expansion plan as compared to our initial modernization and expansion plan (assuming we are able to sell all of our capacity), and in fact believe we will realize some decrease in per unit production costs due to economies of scale associated with the increased production rate. However, we cannot provide any assurances as to the actual operating costs, and such costs could be higher. For our internal analyses to model the viability of our capacity expansion plan, we have conservatively assumed operating costs higher than those projected by SRK Consulting for our initial plan. We have also not secured off-take commitments for the incremental production from this second phase and cannot assure you that we will secure such commitments.

Rare Earths Export Limitation Actions by China

On July 8, 2010, China’s Ministry of Industry and Information Technology issued the export quota for the second half of 2010, which reduced rare earth exports by 72% compared with the same period in 2009 and 40% for the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Subsequently, on December 28, 2010, China announced it would further reduce export quotas of rare earth minerals by 35% for the first half of 2011 versus the first half of 2010. The Chinese government cited the desire to preserve China’s supply reserves and ensure it would meet trade requirements to Europe in 2011. Although no export quotas have been announced for the second half of 2011, we anticipate the total 2011 quota to be down significantly from 2010. With anticipated total consumption of rare earths outside China of 58,000 mt, the estimated 2011 quota of 28,000 mt falls significantly short of Rest of World demand, according to IMCOA.

The combined impact of these quota announcements, coupled with growing demand across end-use applications for rare earths, has resulted in significant price increases for sales of rare earth oxides, metals and alloys, as summarized in the table below:

Pricing (US/kg)
	3-Year Average	March 2010(1)	June 2010(2)	Jan. 2011(3)		% change(5)

Oxides
Lanthanum oxide	$6.05	$6.60	$8.12	$60.80		821%
Cerium
Oxide (glass applications)	$4.03	$4.09	$6.47	$63.40		1,449%
Oxide (water filters)	—	$13.20	—	—		—
XSORBX®	—	$9.90	—	—		—
Europium oxide	$442.07	$473.00	$567.60	$630.00		33%
Metals
Lanthanum	$10.01	$13.20	$13.20	$62.50		373%
Praseodymium	$32.12	$37.99	$42.94	$115.50		204%
Neodymium	$32.41	$37.99	$42.94	$117.50		209%
Alloy products
NdFeB alloy	—	$35.20	$42.94	$84.37	(4)	140%
SmCo alloy	—	$50.60	$54.14	$69.36	(4)	37%

(1)	Estimates used for SRK Consulting engineering study

(2)	As of June 15, 2010; Metal-Pages.com

(3)	As of Jan. 18, 2011; Metal-Pages.com

(4)	Molycorp estimates

(5)	From March 2010 to January 2011

Note:	3-year average refers to Metal-Pages oxide and metal prices averaged from May 2007 — May 2010, FOB China

Sumitomo Investment

On December 10, 2010, we entered into a memorandum of understanding with Sumitomo Corporation, or Sumitomo. If we execute the definitive agreements contemplated by the memorandum of understanding, we expect to, among other things, provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion plan, at market-based prices subject to a floor.

Pursuant to the transactions contemplated by the memorandum of understanding, Sumitomo will purchase $100 million of our common stock at a value based on a volume weighted average price for the 20 trading day period prior to closing and arrange for a $30 million debt financing at a low interest rate. Sumitomo is seeking financial support from the Japan Oil, Gas and Metals National Corporation (JOGMEC), a Japanese government entity, in connection with this effort. The transactions contemplated by the memorandum of understanding are subject to finalization of definitive agreements and various approvals, and the financing transactions are expected to close near the end of the first quarter of 2011. There is no assurance that these agreements will be finalized and that these transactions will be consummated.

Hitachi Metals Joint Venture

On December 21, 2010, we announced the intent to establish joint ventures with Hitachi Metals for its NdFeB magnets and alloys. These joint ventures would provide us with access to intellectual property needed to implement our “mine-to-magnets” strategy. We expect to sign definitive agreements, which will be subject to the satisfaction of certain conditions, for the alloy joint venture by early April 2011. Signing of definitive agreements, subject to the satisfactory conclusion of the feasibility study and other conditions, for the joint venture to produce rare earth magnets would follow later in 2011. There is no assurance that these joint ventures will be established.

W.R. Grace Agreement

In November 2010, we entered into a contract to supply W. R. Grace & Co., or Grace, with a significant amount of REOs, primarily lanthanum oxide, through mid-2012 at market-based prices subject to a ceiling and a floor. We also entered into a second contract to supply Grace with up to 75 percent of our lanthanum product production per year (based on our initial planned capacity) at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at Grace’s option for an additional three-year period.

Commencement of Sales of XSORBX®

We commenced sales of XSORBX® in the third quarter of 2010. XSORBX® is a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets.

Our Strengths

We believe that we possess a number of competitive strengths that position the Mountain Pass facility to regain its role as one of the leading global suppliers of REOs.

We have a proven source of REOs with high-grade ore and long reserve life.

Prior to the end of the last mining campaign at the Mountain Pass facility in 2002, the mine had been in continuous operation for over 50 years. Since our acquisition of the Mountain Pass facility, we have been processing stockpiled feedstocks as part of our ongoing effort to significantly improve our solvent extraction technologies and other processing capabilities. Today, based on estimated total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, the Mountain Pass mine has a life in excess of 30 years at an annual production rate of approximately 19,050 mt of REO. Our leadership team is committed to the continuous and sustainable manufacture of rare earth products at the Mountain Pass facility using advanced milling and processing technologies that will significantly increase the life of the known ore body at the Mountain Pass facility. Additionally, in 2010, we expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility. This program will also help to establish whether our measured, indicated and inferred resources can become proven or probable reserves.

We expect to be well-positioned to capitalize on the tightening balance of global supply and demand of rare earth products.

As worldwide demand for rare earth products increases, the supply of REOs remains limited by available production capacity, which is currently concentrated in China. According to IMCOA, China accounted for approximately 96% of global REO production in 2008. China also dominates the manufacture of metals and NdFeB magnets from rare earths, capabilities that are not currently found in the United States.

Chinese government policies will also impact the supply and demand of REOs and rare earth products. We believe that the Chinese government intends to increase wind generated power to at least 150 gigawatts by 2020. The Chinese government has proposed a package of over $29 billion to fund hybrid and electric vehicle production, placing additional strain on the REE supply chain. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has also announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration.

According to IMCOA, China’s export quotas have decreased from approximately 65,600 mt of REO in 2004 to approximately 50,000 mt of REO in 2009. On July 8, 2010, China’s Ministry of Industry and Information Technology issued the export quota for the second half of 2010, which reduced exports by 72% compared with the second half of 2009 and 40% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. On December 28, 2010, China’s Ministry of Industry and Information Technology further reduced the export quota for the first half of 2011, reducing exports by 35% compared with the first half of 2010 and 20% for the twelve months ended June 30, 2011 as compared to the twelve months ended June 30, 2010. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009.

IMCOA estimates there is a currently a global deficit in REO supply, which anticipated to continue without the advent of production from new projects, such as Mountain Pass. Limits on rare earth exports from China and the lack of available substitutes make the development of new sources of REEs essential to meet the growing demand for existing and emerging technologies, such as hybrid and electric vehicles, wind power turbines, compact fluorescent light bulbs, hard disk drives and dual use electronics.

China has announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. In December 2010, the U.S. Department of Energy released a study concluding that five rare earth metals, dysprosium, neodymium, terbium, europium and yttrium, are critical to clean energy technologies in the short term and medium term due to their importance to the clean energy economy and risk of supply disruption. The report emphasizes that diversified global supply chains for these critical materials are essential, and calls for steps to be taken to facilitate extraction, processing and manufacturing in the United States. Additionally, the U.S. Department of Defense is conducting a study to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the current and projected global REE supply deficit.

U.S. federal government investments and policies may materially increase end-market demand for our rare earth products. For example, the U.S. federal government approved $45 billion in grant funding and loan guarantees directed toward wind power generation projects and hybrid and electric vehicles. Pending energy legislation may also increase demand for clean technology applications, which use rare earth products.

Upon reaching a full planned production rate of approximately 19,050 mt of REO per year by the end of 2012 under our initial modernization and expansion plan, we expect to be in a position to supply a substantial portion of the U.S. demand and also sell to export markets. In addition, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013.

We have a highly experienced and qualified management team.

Our President and Chief Executive Officer has over 29 years of experience, over 24 of which are associated with the Mountain Pass facility. In addition, our Chief Technology Officer, General Counsel and Chief Financial Officer have over 75 years of combined technical, operational, legal, financial and management experience. Many of our key employees have worked with the Mountain Pass facility for over

20 years each. We also have a proven technology and product development group and as of December 31, 2010, held 88 issued and pending U.S. patents and patent applications, and 190 issued and pending foreign patents and patent applications. Management has also created a work environment that prioritizes safety. Since July 2005, the Mountain Pass facility has not had a lost-time accident and has received the coveted “Sentinels of Safety” award from the Mine Safety and Health Administration, or MSHA, for three of the last six years.

Our Business Strategy

Our business strategy is to:

Build the largest, most advanced and efficient fully integrated REO processing facility in the world.

We intend to replace existing equipment at the Mountain Pass facility in connection with our modernization and expansion efforts. We also intend to build the largest, most advanced and efficient fully integrated REO processing facility in the world to support our anticipated production requirements. Following the purchase, delivery, installation and start-up of new equipment, our fully integrated facility will allow us to reach full production, utilizing our newly optimized and commercially proven REO processing operations. Additionally, we expect that our proprietary production technology and our planned new paste tailings operation will reduce our environmental footprint and set the standard in the industry for environmental stewardship.

Successfully complete modernization and expansion efforts and reach full planned production rates for REOs at the Mountain Pass facility.

After reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year by the end of 2012. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. We operate the Mountain Pass facility pursuant to a conditional use permit that allows us to feed ore to the mill at a rate of 2,400 tons per day through 2042. While the Mountain Pass facility historically required 2,000 tons of mill feed per day to manufacture approximately 19,050 mt of REO per year, we expect that new proprietary technologies we developed will allow us to extract the same 19,050 mt of REO per year while only using approximately 1,100 to 1,200 tons of mill feed per day, thus allowing us to increase annual REO production from our initial plan of 19,050 mt of REO per year to up to 40,000 mt of REO per year without any change in the permit limit. These estimates are based on results achieved at the Mountain Pass facility in full scale mill test runs from 2001 to 2002. In addition, we have improved cracking technology at commercial scale (2,000 to 3,000 mt per year production rate) from 2009 to date and improved performance of our solvent extraction at commercial scale (2,000 to 3,000 mt per year production rate) as demonstrated from 2007 to 2009.

Improve our operating efficiencies with technically advanced manufacturing techniques.

We intend to continue to improve the efficiency of our operations through the creation and use of technically advanced manufacturing processes for production of rare earth products, which will allow us to deliver high-quality rare earth products at globally competitive prices. We have already invested significant resources towards perfecting our REO processing operations and developing new and proprietary applications for individual REEs. We expect that by advancing all of these technologies, we will continue to lower our operating costs.

Manage our costs to be cost competitive.

The success of our business will depend on our ability to manage our costs. We will manage these costs through the use of new production technologies that have been developed by our research and development group, which will use less energy and raw materials and will result in a reduced environmental footprint. These production technologies will substantially reduce the amount of water consumption and waste water generation. We plan to use our proprietary technology to maximize our process recoveries and maximize REO concentrate production per unit of extracted ore. We plan to install a natural gas powered co-generation power plant as part of our modernization and expansion of the Mountain Pass facility to reduce energy consumption and costs as well as minimize or eliminate our reliance on the regional electric power grid. As part of our modernization and expansion of the Mountain Pass facility, we also intend to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility and recycle our acid and base, thereby reducing our reliance on external sources of reagents. After completion of our modernization and expansion efforts, we anticipate our most significant cash operating costs will consist of natural gas and labor.

Secure customer commitments to provide a stable revenue stream.

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. Pursuant to our two contracts with Grace, we have agreed to supply Grace with a significant amount of REOs, primarily lanthanum oxide, through mid-2012 at market-based prices subject to a ceiling and a floor and with up to 75 percent of our lanthanum product production per year (based on our initial planned capacity) at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at Grace’s option for an additional three-year period. Upon execution of definitive agreements with Sumitomo, we also expect to provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion of the Mountain Pass facility, at market-based prices subject to a floor. As of January 1, 2011, we also had 21 non-binding letters of intent to sell our rare earth products. These letters of intent, together with our contracts with Grace and memorandum of understanding with Sumitomo, represent approximately 148% of our anticipated production of approximately 19,050 mt of REO for 2013 under our initial modernization and expansion plan, and our non-binding letter of intent with Neo Material also contemplates the sale of certain rare earth products. Prior to commencing anticipated production of approximately 19,050 mt of REO year, we intend to enter into short- and long-term sales contracts with existing and new customers for amounts not in excess of our actual planned production. In addition, we are in discussions with multiple large, globally diversified mining companies regarding the sale of XSORBX®, which will expand demand for cerium in times when it is in surplus and low priced.

The following table compares the volume under our contracts with Grace, our memorandum of understanding with Sumitomo and our 21 non-binding letters of intent to our anticipated production of approximately 19,050 mt of REO for 2013 (in mt):

		Volume Under				Percent of
	Anticipated 2013	Letters of		Contracted	Uncommitted	Anticipated 2013
Product Type	Production(1)(2)	Intent(1)(2)		Volume(9)	Volume(10)	Production(11)

Lanthanum oxide or other form	3,104	4,641		4,535	—	296%
Lanthanum metal	2,507	700	(3)	—	1,807	28%
Cerium non-metal	9,684	11,265	(4)	—	—	116%
Cerium metal	—	200	(3)	—	—	—
Neodymium oxide or other form	—	50		—	—	—
Neodymium or NdPr metal	313	3,596	(5)	—	—	1,149%
Praseodymium metal	116	60	(5)	—	56	52%
Europium oxide	19	7	(6)	—	12	37%
Samarium Oxide	—	40		—	—	—
Samarium metal(7)	191	40		—	151	21%
NdPr metal in NdFeB alloy	1,964	1,103	(8)	—	861	56%
NdPr metal in NdFeB magnets	—	290	(8)	—	—	—

TOTAL	17,898	21,992		4,535	2,887	148%

(1)	Alloy and magnet production and letter of intent volume are reported on a rare earth metal basis. Three of our non-binding letters of intent contain a volume range; these letters cover lanthanum oxide, cerium non-metal and NdPr metal in NdFeB alloy. With respect to these non-binding letters of intent, the table above reflects the high end of the range provided for in each letter. In addition, certain of our non-binding letters of intent provide for a certain volume of rare earth metals or alloys but do not allocate that volume among specific rare earth metals or alloys. In those instances, we have allocated the volume in those letters based on management’s estimates of the needs of those customers and their specific applications. The table above includes anticipated sales of cerium and lanthanum-based products and didymium oxide to Sumitomo, subject to execution of definitive agreements. The table above does not include any sales of any products under either of the agreements we have entered into with Traxys North America LLC, which we refer to as Traxys. See “Certain Relationships and Related-Party Transactions — Inventory Financing and Resale Agreements.” Additionally, pursuant to the terms of our non-binding letter of intent with Neo Material, Neo Material may agree to purchase 3,000 to 5,000 mt of mixed rare earth carbonate and 300 to 500 mt of neodymium oxide and praseodymium oxide per year, which amounts are not included in the table above.

(2)	With respect to our metal products, there is a 14.2% loss of mass when REOs are converted to rare earth metal due to oxygen evolution, which accounts for most of the difference between the 17,898 mt total 2013 production rate and our anticipated production rate of approximately 19,050 mt of REO per year in 2013.

(3)	Contained within mischmetal, a combination of lanthanum, cerium and iron, for battery alloy producers.

(4)	Volume shown is used in traditional glass or catalyst market segments and represents only a very small fraction of cerium buyers. Although IMCOA predicts that there will be a surplus of cerium in the future, we anticipate most of our production will serve the new, proprietary XSORBX® market segment if a surplus develops. At current prices, we would seek to sell cerium for other uses instead. This segment alone is expected to consume many times more cerium units than we can produce. We believe the new segment negates the need for additional letters of intent at this time.

(5)	We have received non-binding letters of intent for 9,700,000 pounds of Nd and/or NdPr metal (otherwise known as didymium metal). To demonstrate the Nd and Pr breakdown, we have split the didymium requirement to the generally accepted ratio of 75/25 Nd to Pr in the didymium metal. Some of our metal production will be consumed internally for downstream NdFeB alloy/magnet production.

(6)	We expect to receive non-binding letters of intent from a number of phosphor producers, which will easily consume our europium production. At this time, we are the only producer outside of China for this element, which enables energy efficient, compact fluorescent lights and straight tube T-8 lamps.

(7)	IMCOA estimates that there is a surplus of samarium metal.

(8)	This represents the estimated NdPr metal contained in the non-binding letter of intent volume for NdFeB alloy and magnets.

(9)	Represents volume under our contracts with Grace.

(10)	Represents volume not committed under contract or covered by non-binding letters of intent.

(11)	Represents volume under non-binding letters of intent and contracted volume as a percentage of anticipated 2013 production.

Integrate downstream to profitably capture the full value chain.

We intend to utilize vertical integration through further downstream processing of our REOs into rare earth metals, alloys and finished magnets. Our initial modernization and expansion plan envisions adding facilities and equipment for metal conversion and alloy production at the Mountain Pass facility or an off-site property. If we add an off-site facility to produce rare earth metals and alloys instead of adding such facilities and equipment at Mountain Pass, we would transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location to produce rare earth metals and alloys. In December 2010, we entered into a non-binding letter of intent with Hitachi to form joint ventures for the production of rare earth alloys and magnets in the United States. Additionally, we have entered into a non-binding letter of intent with Neo Material that, among other things, contemplates a technology transfer agreement pursuant to which Neo Material may provide us with technical assistance and know-how with respect to the production of rare earth metals, alloys and magnets. This “mine-to-magnets” strategy, if successfully implemented, would make us the first fully integrated supplier of NdFeB magnets in the world and the only producer of NdFeB magnets in the United States. In addition, we are working to identify and develop new downstream opportunities for the REOs, rare earth metals and alloys and rare earth products we will manufacture.

Develop new higher margin products.

We intend to develop new higher margin products and processes for REEs that historically have had lower demand. For example, cerium is used primarily for glass polishing and has typically sold at prices lower than those for other REEs. However, we have developed XSORBX®, a proprietary product and process, primarily consisting of cerium, that we have proven to be effective in removing arsenic and other heavy metals from industrial processing streams. This will allow our customers to more safely sequester arsenic and increase their production. We believe this product is applicable to a broad range of applications with higher margins. For example, in addition to removing arsenic and other contaminants from industrial waste water, XSORBX® can also be used to treat drinking water, which we believe is an application with a higher margin as compared to cerium spot prices. We have entered into two purchase agreements to provide XSORBX® to companies in the drinking water market. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets. We are continuing to seek additional letters of intent and sales contracts with existing and new customers for sales of XSORBX®. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. We will continue to focus on establishing proprietary markets for low-demand REEs to provide us with an opportunity to sell these REEs as higher margin products.

Risks That We Face

Although the Mountain Pass facility had been in continuous operation for 50 years, mining and milling operations ended in 2002, and our activities at the facility in recent years have consisted of manufacturing products from stockpiled feedstocks to improve our solvent extraction technologies and other processing capabilities, which have resulted in minimal revenue. Our ongoing modernization and expansion efforts at the Mountain Pass facility to reach our planned production rate of approximately 19,050 mt of REO per year by the end of 2012 requires the commitment of substantial resources for operating expenses and capital expenditures. Our continued viability is based on successfully implementing our strategy, including our modernization and expansion plans at the Mountain Pass facility, successfully commencing mining operations at the facility and reaching full planned production rates in accordance with our expected timeframe. Any unanticipated costs or delays associated with our ongoing modernization and expansion efforts at the Mountain Pass facility could have a material adverse effect on our financial condition or results of operations and could require us to seek additional capital, which may not be available on commercially acceptable terms or at all.

We are subject to numerous other risks that may adversely impact our ability to successfully implement our business strategy, including, without limitation:

•	our potential inability to obtain any incremental funding required to complete our modernization and expansion;

•	our potential inability to successfully establish or maintain collaborative, joint venture, technology transfer and licensing arrangements;

•	our potential inability to convert existing non-binding letters of intent with customers for the sale of REO products into binding contracts;

•	fluctuations in demand for, and prices of, rare earth products;

•	our potential inability to successfully implement new processing technologies and capabilities;

•	the competitive industry in which we operate;

•	customers pursuing rare earth alternatives or products that do not rely on rare earth products; and

•	the lack of development of new uses and markets for rare earth products.

For more information regarding these and other risks that we face, see “Risk Factors” elsewhere in this prospectus.

Our Corporate History and Structure

Molycorp Minerals, LLC, a Delaware limited liability company formerly known as Rare Earth Acquisitions LLC, was formed on June 12, 2008 to purchase the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation. Prior to the acquisition, the Mountain Pass facility was owned by Chevron Mining Inc. and, before 2005, by Unocal Corporation. Molycorp, LLC, which was the parent of Molycorp Minerals, LLC, was formed on September 9, 2009 as a Delaware limited liability company. Molycorp, Inc. was formed on March 4, 2010 as a new Delaware corporation and was not, prior to the date of the consummation of its initial public offering, conducting any material activities.

The members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all of the holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. We refer to this process as the “corporate reorganization” throughout this prospectus. Following the corporate reorganization, Molycorp, LLC was merged with and into Molycorp Minerals, LLC. Immediately prior to the consummation of Molycorp, Inc.’s initial public offering, all of the shares of Class A common stock and Class B common stock were converted into shares of common stock.

Company Information

Our principal executive offices are located at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111, and our telephone number is (303) 843-8040. Our website address is www.molycorp.com. Information on or accessible through our website is not a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in this offering in full)

Common stock outstanding after this offering	82,300,757 shares

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.

Concurrent mandatory convertible preferred stock offering	Concurrently with this offering of common stock, we are making a public offering of shares of our mandatory convertible preferred stock, and we have granted the underwriters of that offering a 30-day option to purchase up to additional shares of mandatory convertible preferred stock to cover over-allotments. Such shares of mandatory convertible preferred stock will be convertible into an aggregate of up to shares of our common stock (up to shares of our common stock if the underwriters in that offering exercise their over-allotment option in full), in each case subject to anti-dilution, make-whole and other adjustments.

We estimate that the net proceeds to us from the concurrent offering of our mandatory convertible preferred stock, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million (or approximately $ million if the underwriters in that offering exercise their over-allotment option in full). We intend to use the net proceeds from the concurrent offering of our mandatory convertible preferred stock to fund our initial modernization and expansion plan and our capacity expansion plan. See “Use of Proceeds.”

We cannot assure you that the offering of mandatory convertible preferred stock will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the mandatory convertible preferred stock offering, and the closing of our offering of mandatory convertible preferred stock is not conditioned upon the closing of this offering. See the section of this prospectus entitled “Concurrent Offering of Mandatory Convertible Preferred Stock” for a summary of the terms of our mandatory convertible preferred stock and a further description of the concurrent offering.

Risk factors	See “Risk Factors” beginning on page 20 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

NYSE symbol	Our common stock is listed on The New York Stock Exchange, or NYSE, under the symbol “MCP.”

Unless otherwise indicated, all information in this prospectus reflects or assumes:

•	no exercise of the underwriters’ option to purchase up to an additional shares of our common stock;

•	the retroactive adjustment of a 38.23435373-for-one stock split with respect to shares of our Class A common stock and Class B common stock effective on July 9, 2010;

•	the conversion of all of our Class A common stock and Class B common stock into an aggregate of 53,125,000 shares of common stock immediately prior to the consummation our initial public offering as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	the exclusion of shares of common stock expected to be issued to Sumitomo, subject to the finalization of definitive agreements;

•	the exclusion of up to shares of our common stock (up to shares if the underwriters in our offering of mandatory convertible preferred stock exercise their over-allotment option in full), in each case subject to anti-dilution, make-whole and other adjustments, that would be issuable upon conversion of shares of mandatory convertible preferred stock issued in our concurrent offering of mandatory convertible preferred stock; and

•	the exclusion of 4,065,628 shares of common stock authorized and reserved for future issuance under our stock incentive plan. See “Management — Compensation Discussion and Analysis — Molycorp, Inc. 2010 Equity and Performance Incentive Plan.”

Summary Consolidated Financial Data

Upon the formation of Molycorp, LLC on September 9, 2009, all members of Molycorp Minerals, LLC contributed their member interests to Molycorp, LLC in exchange for member interests in Molycorp, LLC. That exchange was treated as a reorganization of entities under common control and Molycorp Minerals, LLC is the predecessor to Molycorp, LLC. Accordingly, all financial information of Molycorp, LLC for periods prior to its formation is the historical financial information of Molycorp Minerals, LLC. Molycorp Minerals, LLC acquired the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation, on September 30, 2008.

The summary consolidated financial data as of December 31, 2009 and 2008, and for the year ended December 31, 2009 and for the period from June 12, 2008 (Inception) through December 31, 2008 has been derived from Molycorp, LLC’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data as of September 30, 2010, for the nine months ended September 30, 2010 and 2009 and cumulatively for the period from June 12, 2008 (Inception) through September 30, 2010 have been derived from Molycorp, Inc.’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

Molycorp, Inc. was formed on March 4, 2010 for the purpose of continuing the business of Molycorp, LLC in corporate form. On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc., and, as a result, Molycorp, LLC became a wholly owned subsidiary of Molycorp, Inc. Accordingly, all financial information of Molycorp, Inc. for periods prior to the corporate reorganization is the historical financial information of Molycorp, LLC.

As a limited liability company, the taxable income and losses of Molycorp, LLC were reported on the income tax returns of its members. Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. If the corporate reorganization had been effective as of January 1, 2009, our net loss of $28.6 million for the year ended December 31, 2009 would have generated an unaudited pro forma deferred income tax benefit of $11.3 million for the year ended December 31, 2009 assuming a combined federal and state statutory income tax rate. However, as realization of such tax benefit would not have been assured, we would have also established a valuation allowance of $11.3 million to eliminate such pro forma tax benefit.

The unaudited pro forma balance sheet data as of September 30, 2010 has been prepared to give effect to the consummation of our offering of mandatory convertible preferred stock, as if it had occurred on September 30, 2010. The unaudited pro forma balance sheet data is for informational purposes only and does not purport to indicate balance sheet information as of any future date.

The summary consolidated financial data set forth below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

	Nine Months Ended		Year Ended	June 12, 2008	June 12, 2008
	September 30,	September 30,	December 31,	(Inception) Through	(Inception) Through
Statement of Operations Data	2010	2009	2009	December 31, 2008	September 30, 2010
	(Unaudited)				(Unaudited)
	(In thousands, except share and per share data)

Net sales	$13,176	$4,889	$7,093	$2,137	$22,406
Cost of goods sold(1)	(18,989)	(14,896)	(21,785)	(13,027)	(53,801)
Selling, general and administrative expense	(12,851)	(8,380)	(12,444)	(2,979)	(28,274)
Stock-based compensation	(21,660)	(241)	(241)	—	(21,901)
Depreciation and amortization expense	(239)	(123)	(191)	(19)	(449)
Accretion expense	(695)	(755)	(1,006)	(250)	(1,951)
Operating loss	(41,258)	(19,506)	(28,574)	(14,138)	(83,970)
Net loss	$(41,185)	$(19,492)	$(28,587)	$(14,074)	$(83,846)
Weighted average shares outstanding (Common shares)(2):
Basic	56,027,460	38,831,232	38,921,015	38,234,354	44,721,664
Diluted	56,027,460	38,831,232	38,921,015	38,234,354	44,721,664
Loss per share of common stock(2):
Basic	$(0.74)	$(0.50)	$(0.73)	$(0.37)	$(1.87)
Diluted	$(0.74)	$(0.50)	$(0.73)	$(0.37)	$(1.87)

	Pro Forma
	September 30,	September 30,	December 31,
Balance Sheet Data	2010	2010	2009	December 31, 2008
	(Unaudited)	(Unaudited)
	(In thousands)

Cash and cash equivalents	$	$351,472	$6,929	$2,189
Total current assets		371,368	18,520	8,710
Total assets		476,488	97,666	95,355
Total non-current liabilities		11,394	13,509	13,196
Total liabilities		27,456	23,051	17,279
Members’ equity		—	74,615	78,076
Stockholders’ equity(3)		449,023	—	—

	Nine Months Ended		Year Ended	June 12, 2008	June 12, 2008
	September 30,	September 30,	December 31,	(Inception) Through	(Inception) Through
Other Financial Data	2010	2009	2009	December 31, 2008	September 30, 2010
	(Unaudited)				(Unaudited)
	(In thousands)

Capital expenditures(4)	$12,965	$5,365	$7,285	$321	$20,571

(1)	Cost of goods sold includes write-downs of inventory to estimated net realizable value of $1.6 million, $7.5 million, $9.0 million, $9.5 million and $20.1 million for the nine months ended September 30, 2010 and 2009, for the year ended December 31, 2009, for the period from June 12, 2008 (Inception) through December 31, 2008 and cumulatively for the period from June 12, 2008 (Inception) through September 30, 2010, respectively.

(2)	Weighted average shares outstanding gives retroactive effect to the corporate reorganization, the conversion of all of our Class A common stock and Class B common stock into shares of common stock and the consummation of our initial public offering, and the 38.23435373-for-one stock split completed by Molycorp, Inc. on July 9, 2010 as if such events had occurred on June 12, 2008.

(3)	Although a final determination cannot be made until issuance, we currently believe the mandatory convertible preferred stock will be classified as permanent equity and included in stockholders’ equity.

(4)	Reflected in cash flows from investing activities on our consolidated statements of cash flows.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Accordingly, you should carefully consider the following risk factors, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before making an investment in our common stock. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned, and our business, operating results and financial condition could be harmed. In that case, the market price of our common stock could decline, and you could lose all or a part of your investment.

Risks Related to Our Business

The production of rare earth products is a capital-intensive business and our ongoing modernization and expansion efforts at the Mountain Pass facility to reach initial planned production rates by the end of 2012 and to expand our capacity to produce up to approximately 40,000 mt of REO per year by the end of 2013 will require the commitment of substantial resources. Any unanticipated costs or delays associated with our ongoing modernization and expansion efforts at the Mountain Pass facility could have a material adverse effect on our financial condition or results of operations.

Our ongoing modernization and expansion efforts at the Mountain Pass facility to reach initial planned production rates by the end of 2012 and to expand our capacity to produce up to approximately 40,000 mt of REO per year by the end of 2013 require the commitment of substantial resources for operating expenses and capital expenditures. We expect to incur approximately $531 million in capital costs to achieve full planned production rates under our initial modernization and expansion plan prior to December 31, 2012. In addition, we expect to incur approximately $250 million in additional capital costs to build additional production capacity prior to December 31, 2013. Our estimated expenses may increase in subsequent years as consultants, personnel and equipment associated with advancing development and commercial production are added. The progress of our modernization and expansion efforts at the Mountain Pass facility and the amounts and timing of expenditures will depend in part on the following:

•	the replacement of a significant portion of the existing process, plant and equipment that consists of aging or outdated facilities and equipment, retooling and development and the preparation of the mine pit for renewed production of ore;

•	maintaining required federal, state and local permits;

•	the results of consultants’ analysis and recommendations;

•	negotiating contracts for equipment, earthwork, construction, equipment installation, labor and completing infrastructure and construction work;

•	negotiating sales and off-take contracts for our planned production;

•	the execution of any joint venture agreements or similar arrangements with strategic partners; and

•	other factors, many of which are beyond our control.

Most of these activities require significant lead times and must be advanced concurrently. Any unanticipated costs or delays associated with our ongoing modernization and expansion efforts at the Mountain Pass facility could have a material adverse effect on our financial condition or results of operations and could require us to seek additional capital, which may not be available on commercially acceptable terms or at all.

The actual amount of capital required for the expansion and modernization of the Mountain Pass facility may vary materially from our current estimates, in which case we would need to raise additional funds, which may delay completion and have a material adverse effect on our business and financial condition.

The anticipated funding required to complete the expansion and modernization of the Mountain Pass facility, including the second phase capacity expansion, is based on certain estimates and assumptions we have made about the additional facilities, equipment, labor, permits and other factors required to complete the project. If any of these estimates or assumptions change, the actual timing and amount of capital required to complete the initial expansion and modernization of the Mountain Pass facility as well as the capacity expansion may vary materially from what we anticipate. Additional funds may be required in the event of significant departures from our current expansion and modernization plan, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses. There can be no assurance that additional financing will be available to us, or, if available, that it can be obtained on a timely basis and on commercially acceptable terms.

There is no assurance that we will be able to successfully implement our capacity expansion plan within our current timetable, that the actual costs of the capacity expansion will not exceed our currently estimated costs or that we will be able to secure off-take agreements for the incremental production capacity, and we cannot provide any assurance as to the actual operating costs once we have completed the capacity expansion.

Our Board of Directors recently approved a second-phase capacity expansion plan in addition to our initial modernization and expansion plan. We will commence work on this second phase as we are working on our initial plan and there is no assurance that our work on the second phase will not interfere with our completion of the initial modernization and expansion plan. In certain cases, including separations and power, we will need to install additional capacity. We do not believe we will need to obtain additional permits for the capacity expansion, other than air and building permits. However there is no assurance that we will not in the future learn of permits that we will be required to obtain or existing permits that we will be required to modify. Our construction engineer has estimated that we will incur approximately $250 million in additional capital costs in connection with the capital expansion plan beyond those budgeted for our initial plan, although actual costs could vary. We have not yet obtained this additional funding and there is no assurance that we will be able to do so on terms acceptable to us or at all. Because we will begin expenditures on our capacity expansion plan before completion of our initial modernization and expansion plan, any funding insufficiency for the capacity expansion could also impact completion of our initial plan.

We have not yet performed a detailed study of expected operating costs for this proposed second phase, and we have not yet commissioned SRK Consulting or any other expert to prepare an external model or study of operating costs. While we have not identified any reason to believe that there will be any per unit increase in operating costs under our capacity expansion plan as compared to our initial modernization and expansion plan (assuming we are able to sell all of our capacity), we cannot provide any assurances as to the actual operating costs, and such costs could be higher. We have also not secured off-take commitments for the incremental production from this second phase, and we cannot assure that we will secure such commitments.

Any failure to successfully implement our capacity expansion plan due to insufficient funding, delays or unanticipated costs, or to realize the anticipated benefits of our capacity expansion plan, including securing off-take commitments for the incremental production, could have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in raising the necessary capital to execute our current business plan.

Under our current business plan, we intend to spend approximately $531 million through the end of 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility in connection with our initial modernization and expansion plan and expand into metal, alloy and magnet production. In addition, we expect to spend approximately $250 million in additional capital costs to build additional production capacity through the end of 2013 in connection with our capacity expansion plan, and we will need to obtain additional funding for such plan. If the assumptions on which we based our estimated capital expenditures of $781 million change or are inaccurate, we may require additional funding. We may also require additional financing as part of our collaborative joint ventures with Hitachi for the production of rare earth alloys and magnets in the United States, which is not included in our estimated capital expenditures of $781 million. Our estimated capital expenditures of $781 million also do not include corporate, selling, general and administrative expenses, which we estimate to be an additional $20 million to $25 million per year.

We expect to finance these capital expenditures and selling, general and administrative expenses, as well as our working capital requirements with the approximately $360.4 million in net proceeds from our initial public offering (after giving effect to our use of $18.2 million of net proceeds for surety bonds), our net proceeds from our offering of mandatory convertible preferred stock and anticipated cash flows from operations, combined with traditional debt financing, project financing, additional public or private equity offerings and/or government programs, including the U.S. Department of Energy loan guarantee program for which we have submitted applications. We cannot assure you that the offering of mandatory convertible preferred stock will be completed or, if completed, on what terms it will be completed. Additionally, on December 10, 2010, we entered into a memorandum of understanding with Sumitomo, pursuant to which Sumitomo agreed to, among other things, purchase $100 million of our common stock and arrange for a $30 million debt financing. The consummation of these transactions with Sumitomo is subject to numerous conditions and finalization of definitive agreements. There can be no assurance that we will be successful in raising the incremental capital needed to fully execute our business plan on terms acceptable to us, or at all. Because we will begin expenditures on our capacity expansion plan before completion of our initial modernization and expansion plan, any funding insufficiency for the capacity expansion could also impact completion of our initial plan.

We currently have limited sources of revenue from our operations, and in order to modernize and expand the Mountain Pass facility, we will need to obtain additional debt and/or equity financing.

Our growth depends on the modernization and expansion of our Mountain Pass facility, which is our only rare earth mining, manufacturing and processing facility.

Our only rare earth mining, manufacturing and processing facility at this time is the Mountain Pass facility. Our continued viability is based on successfully implementing our strategy, including our modernization and expansion plans at the Mountain Pass facility, successfully commencing mining operations at the Mountain Pass facility and reaching full planned production rates in accordance with our expected timeframe. The deterioration or destruction of any part of the Mountain Pass facility may significantly hinder our ability to reach or maintain full planned production rates within the expected time frame or at all. If we are unsuccessful in reaching and maintaining full planned production rates for REOs at the Mountain Pass facility, within expected time frames or at all, we may not be able to build a sustainable or profitable business.

We may not successfully establish or maintain collaborative, joint venture and licensing arrangements, or establish new ones, which could adversely affect our ability to develop and commercialize our rare earth products.

A key element of our business strategy is to utilize vertical integration through further downstream processing of our REOs into rare earth metal alloys and finished magnets for clean-energy, high-technology and defense applications. To implement this “mine-to-magnets” vertical integration successfully, we will need to license certain intellectual property related to these downstream processes and form a joint venture with an existing magnet producer for the final production of finished rare earth magnets. While we have entered into non-binding letters of intent with Hitachi to form joint ventures for the production of rare earth alloys and magnets in the United States and to acquire a license for certain technology related to the production of rare earth metals, alloys and magnets, we may not be able to finalize definitive agreements and successfully consummate these partnerships. In addition, other licenses that may be necessary for some of these downstream processing steps have not yet been obtained, and we are currently only in negotiations with respect to a joint venture for the production of finished magnets and have only entered into a non-binding letter of intent with Neo Material that contemplates a technology transfer agreement with respect to the production of rare earth metals, alloys and magnets. Any failure to establish or maintain collaborative, joint venture or licensing arrangements for the production of downstream products on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize downstream rare earth products.

We may not be able to convert existing letters of intent with customers for the sale of REO products into binding contracts, or meet the conditions necessary for customers to commence purchasing under existing contracts, which may have a material adverse effect on our financial position and results of operations.

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. Pursuant to our two contracts with Grace, we have agreed to supply Grace with a significant amount of REOs, primarily lanthanum oxide, through mid-2012 at market-based prices subject to a ceiling and a floor and with up to 75 percent of our lanthanum product production per year (based on our initial planned capacity) at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at Grace’s option for an additional three-year period. Upon execution of definitive agreements with Sumitomo, we also expect to provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion of the Mountain Pass facility, at market-based prices subject to a floor. As of January 1, 2011, we also had 21 non-binding letters of intent to sell our rare earth products. These letters of intent, together with our contracts with Grace and memorandum of understanding with Sumitomo, represent approximately 148% of our anticipated production for 2013 under our initial modernization and expansion plan, and our non-binding letter of intent with Neo Material also contemplates the sale of certain rare earth products. Prior to commencing full production, we intend to enter into short- and long-term sales contracts with existing and new customers for amounts not in excess of our actual planned production under our initial modernization and expansion plan and our capacity expansion plan, respectively. However, there can be no assurance that these customers will enter into binding sales contracts for the same amount of REO products as in the letters of intent, or at all, or that we will secure off-take commitments for the incremental capacity provided by our capacity expansion plan. The failure to enter into binding contracts, or the failure to meet the conditions necessary for customers to commence purchasing under existing agreements, may have a material adverse effect on our financial position and results of operations.

We have limited commercial production and revenues and there can be no assurance that we will successfully reach full planned production rates for REOs and other planned downstream products at the Mountain Pass facility or other facilities and obtain profitability.

We currently have limited commercial production and revenues from the Mountain Pass facility and have carried on our business at a loss since inception. We expect to continue to incur losses unless and until we achieve full planned production rates and generate sufficient revenues to fund our continuing operations. We expect to incur substantial losses for the foreseeable future related to operating expenses, modernization and expansion activities and other capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment are retained as we continue to implement our business plan. The amounts and timing of expenditures will depend on the progress of our ongoing modernization and expansion efforts, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and other factors, many of which are beyond our control. As a result, we may not ever achieve profitability.

We rely on a limited number of customers for a significant portion of our revenue, and the loss of significant customers, or significant changes in prices or other terms with significant customers, prior to the completion of the restart of our mining operations and modernization and expansion of the Mountain Pass facility, could have a material adverse effect on our business, results of operations and financial condition.

There is a limited market for the REOs that we currently produce from stockpile concentrates. We currently have four customers that individually account for a significant portion of our revenue. The percentage of our total sales that is attributed to these customers is as follows for the indicated periods.

	Three Months	Nine Months
	Ended	Ended
	September 30, 2010	September 30, 2010

W.R. Grace & Co.-Conn	23%	43%
Shin-Etsu Chemical Co.	22%	15%
Mitsubishi Corporation Unimetals U.S.A.	18%	11%
3M Company	17%	15%

If our total sales to these customers are reduced or if the prices we realize from these customers are reduced before we are able to reduce costs, our operating revenues would likely be materially adversely affected. As a result, significant changes in volume, prices or other terms with these customers, prior to the completion of the restart of our mining operations and modernization and expansion of the Mountain Pass facility could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by fluctuations in demand for, and prices of, rare earth products.

Because our sole source of revenue is the sale of rare earth minerals and products, changes in demand for, and the market price of, rare earth minerals and products could significantly affect our profitability. The value and price of our common stock and our financial results may be significantly adversely affected by declines in the prices of rare earth minerals and products. Rare earth minerals and product prices may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the relative value of the U.S. dollar against foreign currencies on the world market, global and regional supply and demand for rare earth minerals and products, and the political and economic conditions of countries that produce rare earth minerals and products.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. Similarly, there can be no assurance that the recent increase in market prices will be sustained in future periods. Protracted periods of low prices for rare earth minerals and products could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, REO production operations, impair asset values and reduce our proven and probable rare earth ore reserves.

Demand for our products may be impacted by demand for downstream products incorporating rare earths, including hybrid and electric vehicles, wind power equipment and other clean technology products, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for our products.

In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to rare earth minerals supply and demand and ultimately to the broader markets. Periods of high rare earth mineral market prices generally are beneficial to our financial performance. However, strong rare earth mineral prices, as well as real or perceived disruptions in the supply of rare earth minerals, also create economic pressure to identify or create alternate technologies that ultimately could depress future long-term demand for rare earth minerals and products, and at the same time may incentivize development of otherwise marginal mining properties. For example, automobile manufacturers have recently announced plans to develop motors for electric and hybrid cars that do not require rare earth metals, due to concerns about the available supply of rare earths. If the automobile industry reduces its reliance on rare earth products, the resulting change in demand could have a material adverse effect on our business.

Conditions in the rare earth industry have been, and may continue to be, extremely volatile, which could have a material impact on our company.

Conditions in the rare earth industry have been extremely volatile, and prices, as well as supply and demand, have been significantly impacted by a number of factors, principally (1) changes in economic conditions and demand for rare earth materials and (2) changes, or perceived changes, in Chinese quotas for export of rare earth materials. As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal-Pages, from October 2009 through December 2010, prices for rare earths have risen by approximately 780% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, and rare earth carbonate) have risen by more than 1000% on average. If conditions in our industry remain volatile, our stock price may continue to exhibit volatility as well. In particular, if prices or demand for rare earths were to decline, our stock price would likely decline, and this could also impair our ability to obtain remaining capital needed for development of our property and our ability to find purchasers for our products.

If we finance the necessary capital to execute our current business plan through a securities offering or debt financing, you may experience dilution in the event of an equity financing, or we may be highly leveraged in the event of a debt financing.

We may finance the capital expenditures necessary for our modernization and expansion costs, including the capacity expansion plan, through a public or private offering of securities or debt financing. An equity offering, including any issuance of common stock to Sumitomo or mandatory convertible preferred stock, will have the effect of diluting the proportionate equity interest and voting power of holders of our common stock. A debt financing may result in us being highly leveraged, and our level of indebtedness could restrict our ability to execute our current business plan.

Our business will be adversely affected if we do not successfully implement new processing technologies and capabilities.

Our processing technologies and capabilities are key components of our competitive strengths and are expected to contribute to low operating costs and increasing the life of the ore body at the Mountain Pass facility. In the second quarter of 2010, we began to process bastnasite concentrate from our stockpiles in an effort to significantly improve these technologies and capabilities and optimize recovery rates. Although this effort has been successful at pilot-scale level with over 95% recovery, we may not be able to scale the new technology and recovery rates to commercial levels, or may not be able to do so by 2012, as planned. We are also working to optimize other steps in our production process. Any failure may affect our ability to achieve the expected benefits of the new technologies and may have a material adverse effect on our financial condition or results of operations.

We operate in a highly competitive industry.

The rare earths mining and processing markets are capital intensive and competitive. Our Chinese competitors may have greater financial resources, as well as other strategic advantages to maintain, improve and possibly expand their facilities. Additionally, the Chinese producers have historically been able to produce at relatively low costs due to domestic economic factors. Even upon successful implementation of the new processing technologies and capabilities at the Mountain Pass facility, if we are not able to achieve anticipated costs of production, then any strategic advantages that our competitors may have over us, such as lower labor costs, could have a material adverse effect on our business.

The success of our business will depend, in part, on the establishment of new uses and markets for rare earth products.

The success of our business will depend, in part, on the establishment of new markets by us or third parties for certain rare earth products that may be in low demand. Although we are developing rare earth products for use in NdFeB magnets, which are used in critical existing and emerging technologies, such as hybrid and electric vehicles, wind power turbines and compact fluorescent lighting, the success of our business depends on creating new markets and successfully commercializing rare earth products in existing and emerging markets. Any unexpected costs or delays in the commercialization of any of the foregoing products and applications could have a material adverse effect on our financial condition or results of operations.

An increase in the global supply of rare earth products, dumping and predatory pricing by our competitors may materially adversely affect our profitability.

The pricing and demand for our products is affected by a number of factors beyond our control, including growth of economic development and the global supply and demand for REO products. According to IMCOA, it is estimated that China accounted for approximately 96% of global REO production in 2008. China also dominates the manufacture of metals and NdFeB magnets from rare earths, a capacity that is not currently found in the United States. Once we reach full planned production rates for REOs and other planned downstream products, the increased competition may lead our competitors to engage in predatory pricing behavior. Any increase in the amount of rare earth products exported from other nations and increased competition may result in price reductions, reduced margins and loss of potential market share, any of which could materially adversely affect our profitability. As a result of these factors, we may not be able to compete effectively against current and future competitors.

We may not be able to adequately protect our intellectual property rights. If we fail to adequately enforce or defend our intellectual property rights, our business may be harmed.

Much of the technology used in the markets in which we compete is protected by patents and trade secrets, and our commercial success will depend in significant part on our ability to obtain and maintain patent and trade secret protection for our products and methods. To compete in these markets, we rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights, including our proprietary rare earth production processes that are not patented. We also have a proven technology and product development group and as of December 31, 2010, held 88 issued and pending U.S. patents and patent applications, and 190 issued and pending foreign patents and patent applications. We intend to rely on patented products, such as XSORBX®, and related licensing agreements to establish proprietary markets for low demand REEs. These intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property may be subject to infringement or other unauthorized use outside of the United States. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the United States. Unauthorized use of our intellectual property rights or our inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations. The loss of our patents could reduce the value of the related products. In addition, the cost to litigate infringements of our patents, or the cost to defend ourselves against patent infringement actions by others, could be substantial.

Proprietary trade secrets and unpatented know-how are also very important to our business. We rely on trade secrets to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential or proprietary information. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may not be able to obtain additional patents and the legal protection afforded by any additional patents may not adequately protect our rights or permit us to gain or keep any competitive advantage.

Our ability to obtain additional patents is uncertain and the legal protection afforded by these patents is limited and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, the specific content required of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or interpretations of patent laws in the United States or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if patents are issued regarding our products and processes, our competitors may challenge the validity of those patents. Patents also will not protect our products and processes if competitors devise ways of making products without infringing our patents.

If we infringe, or are accused of infringing, the intellectual property rights of third parties, it may increase our costs or prevent us from being able to sell our existing products or commercialize new products.

There is a risk that we may infringe, or may be accused of infringing, the proprietary rights of third parties under patents and pending patent applications belonging to third parties that may exist in the United

States and elsewhere in the world that relate to our rare earth products and processes. Because the patent application process can take several years to complete, there may be currently pending applications that may later result in issued patents that cover our products and processes. In addition, our products and processes may infringe existing patents.

Defending ourselves against third-party claims, including litigation in particular, would be costly and time consuming and would divert management’s attention from our business, which could lead to delays in our expansion and modernization efforts. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might:

•	be prohibited from, or delayed in, selling or licensing some of our products or using some of our processes unless the patent holder licenses the patent to us, which it is not required to do;

•	be required to pay substantial royalties or grant a cross license to our patents to another patent holder; or

•	be required to redesign a product or process so it does not infringe a third party’s patent, which may not be possible or could require substantial funds and time.

In addition, we could be subject to claims that our employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of third parties.

If we are unable to resolve claims that may be brought against us by third parties related to their intellectual property rights on terms acceptable to us, we may be precluded from offering some of our products or using some of our processes.

Power shortages at the Mountain Pass facility may temporarily delay mining and processing operations and increase costs, which may materially adversely impact our business.

Due to its position on the regional electric grid, the Mountain Pass facility faces occasional power shortages during peak periods. Instability in electrical supply in past years has caused sporadic outages and brownouts and higher costs. Such outages and brownouts have had a negative impact on production. We plan to install a natural gas powered co-generation power plant as part of our modernization and expansion of the Mountain Pass facility to reduce energy costs at the Mountain Pass facility as well as minimize or eliminate our reliance on the regional electric power grid. If the co-generation power plant is not installed, or is significantly delayed, we will remain subject to the effects of occasional power outages and brownouts and could experience temporary interruptions of mining and processing operations. We then may be unable to fill customer orders in a timely manner and may be subject to higher power costs at the Mountain Pass facility. As a result, our revenue could be adversely impacted and our relationships with our customers could suffer, adversely impacting our ability to generate future revenue. In addition, if power to the Mountain Pass facility is disrupted during certain phases of our REO extraction process, we may incur significant expenses that may adversely affect our business.

Increasing costs or limited access to raw materials may adversely affect our profitability.

We use significant amounts of hydrochloric acid and sodium hydroxide as reagents to process REOs. We ultimately intend to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility. While the technology used to produce hydrochloric acid and sodium hydroxide is well developed, this technology has not yet been implemented at the Mountain Pass facility. Accordingly, we currently purchase hydrochloric acid and sodium hydroxide in the open market and, as a result, could be subject to significant volatility in the cost or availability of these reagents. We may not be able to pass increased prices for these reagents through to our customers in the form of price increases. A significant increase in the price, or decrease in the availability, of these reagents before we perfect our ability to produce them on site could materially increase our operating costs and adversely affect our profit margins from quarter to quarter.

Fluctuations in transportation costs or disruptions in transportation services could increase competition or impair our ability to supply rare earth minerals or products to our customers, which could adversely affect our results of operations.

Finding affordable and dependable transportation is important because it allows us to supply customers around the world. Labor disputes, derailments, adverse weather conditions or other environmental events and changes to rail or ocean freight systems could interrupt or limit available transport services, which could result in customer dissatisfaction and loss of sales potential and could materially adversely affect our results of operations.

We must process REOs to exacting specifications in order to provide customers with a consistently high quality product. An inability to perfect the mineral extraction process to meet individual customer specifications may have a material adverse effect on our financial condition or results of operations.

We process REOs to meet customer needs and specifications and to provide customers with a consistently high quality product and a purity higher than previously achieved in prior mining operations at the Mountain Pass facility. An inability to perfect the mineral extraction process to meet individual customer specifications may have a material adverse effect on our financial condition or results of operations. In addition, customer needs and specifications may change with time. Any delay or failure in developing processes to meet changing customer needs and specifications may have a material adverse effect on our financial condition or results of operations.

Diminished access to water may adversely affect our operations.

Currently, processing of REOs requires significant amounts of water. The technology we are developing to significantly reduce our need for fresh water, including proprietary production of our own hydrochloric acid and sodium hydroxide from waste water at our own chlor-alkali plant, has not yet been proven at commercial scale and has not yet been implemented. Although we believe our existing water rights and water supply are sufficient to meet our projected water requirements, any decrease or disruption in our available water supply until this technology is successfully developed may have a material adverse effect on our operations and our financial condition or results of operations.

Inaccuracies in our estimates of REO reserves and resource deposits could result in lower than expected revenues and higher than expected costs.

We base our REO reserve and resource estimates on engineering, economic and geological data assembled and analyzed by outside firms, which are reviewed by our engineers and geologists. Ore reserve estimates, however, are necessarily imprecise and depend to some extent on statistical inferences drawn from available drilling data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of REO reserves and non-reserve REO deposits and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable REO reserves necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions concerning future prices of rare earth products, operating costs, mining technology improvements, development costs and reclamation costs; and

•	assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

Any inaccuracy in our estimates related to our REO reserves and non-reserve REO deposits could result in lower than expected revenues and higher than expected costs or a shortened estimated life for the mine at the Mountain Pass facility.

Period-to-period conversion of probable rare earth ore reserves to proven ore reserves may result in increases or decreases to the total reported amount of ore reserves. Conversion, an indicator of the success in upgrading probable ore reserves to proven ore reserves, is evaluated annually. Conversion rates are affected by a number of factors, including geological variability, applicable mining methods and changes in safe mining practices, economic considerations and new regulatory requirements.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially adversely affect our results of operations.

As of December 31, 2010, approximately 73 employees at the Mountain Pass facility were covered by a collective bargaining agreement with the United Steelworkers of America that expires in March 2012. A work stoppage at the Mountain Pass facility could significantly disrupt our operations, reduce our revenues and materially adversely affect our results of operations.

A shortage of skilled technicians and engineers may further increase operating costs, which may materially adversely affect our results of operations.

Efficient production of rare earth products using modern techniques and equipment requires skilled technicians and engineers. In addition, our expansion efforts will significantly increase the number of skilled technicians and engineers required to successfully operate our business. In the event that we are unable to hire and train the necessary number of skilled technicians and engineers, there could be an adverse impact on our labor costs and our ability to reach full planned production levels in a timely manner, which could have a material adverse effect on our results of operations.

We depend on key personnel for the success of our business.

We depend on the services of our senior management team and other key personnel. The loss of the services of any member of senior management or a key employee could have an adverse effect on our business. We may not be able to locate, attract or employ on acceptable terms qualified replacements for senior management or other key employees if their services are no longer available.

Because of the dangers involved in the mining of minerals and the manufacture of mineral products, there is a risk that we may incur liability or damages as we conduct our business.

The mining of minerals and the manufacture of mineral products involves numerous hazards, including:

•	unusual and unexpected rock formations affecting ore or wall rock characteristics;

•	ground or slope failures;

•	environmental hazards;

•	industrial accidents;

•	processing problems;

•	periodic interruptions due to inclement or hazardous weather conditions or other acts of God; and

•	mechanical equipment failure and facility performance problems.

Although we maintain insurance to address certain risks involved in our business, such as coverage for pollution liability, property damage, business interruption and workers compensation, there can be no assurance that we will be able to maintain insurance to cover these risks at economically feasible premiums. Additionally, we cannot be certain that all claims we may make under our insurance policies will be deemed to be within the scope of, or fully covered by, our policies. Furthermore, we do not maintain coverage for losses resulting from acts of terrorism. We might also become subject to liability for environmental damage or other hazards that may be uninsurable or for which we may elect not to insure because of premium costs or commercial impracticality. These policies contain limits of coverage and exclusions that are typical of such policies generally. For example, our pollution liability policy has $20 million aggregate and per incident limits and excludes, among other things, costs associated with closure, post-closure and reclamation. The payment of such premiums, or the assumption of such liabilities, may have a material adverse effect on our financial position and results of operations.

Risks Related to Environmental Regulation

Our operations are subject to extensive and costly environmental requirements; and current and future laws, regulations and permits will impose significant costs, liabilities or obligations or could limit or prevent our ability to continue our current operations or to undertake new operations.

We are subject to numerous and detailed, federal, state and local environmental laws, regulations and permits, including those pertaining to employee health and safety, environmental permitting and licensing, air quality standards, greenhouse gas, or GHG, emissions, water usage and pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability. These requirements may result in significant costs, liabilities and obligations, impose conditions that are difficult to achieve or otherwise delay, limit or prohibit current or planned operations. Consequently, the modernization and expansion of the Mountain Pass facility may be delayed, limited or prevented and current operations may be curtailed. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other sanctions. Pursuant to such requirements, we may also be subject to third-party claims, including for damages to property or injury to persons arising from our operations. Moreover, these environmental requirements, and the interpretation and enforcement thereof, change frequently and have tended to become more stringent over time. For example, GHG emission regulation is becoming more rigorous. As a result of our planned expansion, we expect to be required to report annual GHG emissions from our operations, and additional GHG emission related requirements are in various stages of development. The U.S. Congress is considering various legislative proposals to address climate change, including a nationwide limit on GHGs. In addition, the U.S. Environmental Protection Agency, or EPA, has issued regulations, including the “Tailoring Rule,” that subject GHG emissions from certain stationary sources to the Prevention of Significant Deterioration and Title V provisions of the federal Clean Air Act. California is also implementing regulations pursuant to its Global Warming Solutions Act that will establish a state-wide cap-and trade program for GHG emissions. Any such regulations could require us to modify existing permits or obtain new permits, implement additional pollution control technology, curtail operations or increase significantly our operating costs. Any regulation of GHG emissions, including through a cap-and-trade system, technology mandate, emissions tax, reporting requirement or other program, could adversely affect our business, financial condition, reputation, operating performance and product demand.

Any future changes in these laws, regulations or permits (or the interpretation or enforcement thereof) or any sanctions, damages, costs, obligations or liabilities in respect of these matters could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the Federal Mine Safety and Health Act of 1977 and the California Occupational Safety and Health Program, and regulations adopted pursuant thereto, which impose stringent health and safety standards on numerous aspects of our operations.

Our operations at the Mountain Pass facility are subject to the Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, and the regulations adopted by the California Occupational Safety and Health Administration, which impose stringent health and safety standards on numerous aspects of mineral extraction and processing operations, including the training of personnel, operating procedures, operating equipment and other matters. Our failure to comply with such standards, or changes in such standards or the interpretation or enforcement thereof, could have a material adverse effect on our business, financial condition or otherwise impose significant restrictions on our ability to conduct mineral extraction and processing operations.

Our operations may affect the environment or cause exposure to hazardous substances, any of which could result in material costs, obligations or liabilities.

Our operations currently use, and in the past have used, hazardous materials and generate, and in the past have generated, hazardous and naturally occurring radioactive wastes. The Mountain Pass facility has been used for mining and related purposes since 1952, and contamination is known to exist around the facility. We may be subject to claims under environmental laws, regulations and permits for toxic torts, natural resource damages and other liabilities, as well as for the investigation and remediation of soil, surface water, groundwater and other environmental media. The Mountain Pass facility is currently subject to an order issued by the Lahontan Regional Water Quality Control Board pursuant to which we have conducted various investigatory and remedial actions, primarily related to certain onsite impoundments, including groundwater monitoring, extraction and treatment and soil remediation. We are still in the process of delineating the extent of groundwater contamination at and around the facility and cannot assure you that we will not incur material costs relating to the remediation of such contamination. Also, prior to our acquisition of the Mountain Pass facility, leaks in a wastewater pipeline from the Mountain Pass facility to offsite evaporation ponds on the Ivanpah dry lake bed caused contamination. However, that contamination is being remediated by Chevron Mining Inc., who retained ownership of the ponds and the pipeline. In addition to claims arising out of our current or former properties, such claims may arise in connection with contaminated third-party sites at which we have disposed of waste. As a matter of law, and despite any contractual indemnity or allocation arrangements or acquisition agreements to the contrary, our liability for these claims may be joint and several, so that we may be held responsible for more than our share of any contamination, or even for the entire share. These and similar unforeseen impacts that our operations may have on the environment, as well as human exposure to hazardous or radioactive materials or wastes associated with our operations, could have a material adverse effect on our business, reputation, results of operation and financial condition.

We may be unable to obtain, maintain or renew permits necessary for the development or operation of the Mountain Pass facility, which could have a material adverse effect on our business, results of operations and financial condition.

We must obtain a number of permits that impose strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with our current and future operations, including the modernization and expansion of the Mountain Pass facility. To obtain certain permits, we may be required to conduct environmental studies and collect and present data to governmental authorities pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. The permitting rules, and interpretation thereof, are complex and have tended to become more stringent over time. In some cases, the public (including environmental interest groups) has rights to comment upon and submit objections to permit applications and environmental analysis prepared in connection therewith, and otherwise participate in the permitting process, including challenging the issuance of permits, validity of environmental analyses and determinations and performance of permitted activities. Accordingly, permits required for our operations, including the modernization and expansion of the Mountain Pass facility, may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

Our inability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our business and results of operations.

We are generally obligated to restore property after it has been mined in accordance with regulatory standards and our approved reclamation plan. We are required under federal, state and local laws to maintain financial assurances, such as surety bonds, to secure such obligations. The failure to acquire, maintain or renew such assurances, as required by federal, state and local laws, could subject us to fines and penalties as well as the revocation of our operating permits. Such failure could result from a variety of factors, including:

•	the lack of availability, higher expense or unreasonable terms of such financial assurances;

•	the ability of current and future financial assurance counterparties to increase required collateral; and

•	the exercise by third-party financial assurance counterparties of any rights to refuse to renew the financial assurance instruments.

Our inability to acquire or failure to maintain or renew such financial assurances could have a material adverse effect on our business, financial condition and results of operations.

If the assumptions underlying our reclamation plan and mine closure obligations are inaccurate, we could be required to expend materially greater amounts than anticipated to reclaim mined property, which could materially and adversely affect our business, results of operations and financial condition.

Federal, state and local laws and regulations establish reclamation and closure standards applicable to our surface mining and other operations as well. Estimates of our total reclamation and mine closing liabilities are based upon our closure and reclamation plans, third-party expert reports, current applicable laws and regulations, certain permit terms and our engineering expertise related to these requirements. Any change in the underlying assumptions or other variation between the estimated liabilities and actual costs could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Ownership of Our Common Stock

A trading market that will provide our stockholders with adequate liquidity may not be sustained. Our common stock has only been publicly traded since July 2010, and the price of our common stock may fluctuate significantly. Accordingly, stockholders could lose all or part of their investment.

Our shares of common stock began trading on the New York Stock Exchange, or NYSE, in July 2010. An active trading market for our common stock may not be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares of common stock. Limited trading volumes and liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common stock and limit the number of investors who are able to buy our common stock.

The market price of our common stock has been, and is likely to continue to be, highly volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the extremely volatile rare earth industry;

•	our quarterly or annual earnings or those of other companies in our industry;

•	loss of a large customer;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our stock or changes in financial estimates by analysts;

•	future sales of our common stock; and

•	other factors described in this “Risk Factors” section.

Our common stock price has been particularly affected by the volatility in the rare earths industry, as the price of our common stock in the five months since we went public in July 2010 has ranged between $12.10 and $62.80. If conditions in our industry remain volatile, our common stock price may continue to exhibit volatility as well. In particular, if prices or demand for rare earth were to decline, our stock price would likely decline.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our stock price and trading volume.

Research analysts publish their own quarterly projections regarding our operating results. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if we fail to meet securities research analysts’ projections. Similarly, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

Future sales, or availability for sale, of shares of common stock by stockholders could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, or the conversion of shares of our mandatory convertible preferred stock into common stock or the perception that conversion could occur, could depress the market price of our common stock. As of January 20, 2011, we had 82,300,757 shares of our common stock outstanding. All of these shares are generally freely tradable, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. Additionally, up to           shares of common stock (or up to           shares if the underwriters in the offering of our mandatory convertible preferred stock exercise their over-allotment option in full), in each case subject to anti-dilution, make-whole and other adjustments, will be issuable upon conversion of shares of mandatory convertible preferred stock. All of these shares will be freely tradeable.

The holders of 54,522,053 shares of common stock, some of whom are selling stockholders, have signed lock-up agreements under which they have agreed, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated for a period of 90 days, subject to a possible extension under certain circumstances, after the date of this prospectus. J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated may, in their sole discretion, permit the sale of these shares prior to the expiration of the lock-up agreements. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly.

In addition, the 4,065,628 shares reserved for future issuance under our Molycorp, Inc. 2010 Equity and Performance Incentive Plan, as of January 20, 2011, will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially.

The availability of shares of our common stock for sale in the future could reduce the market price of our common stock.

In the future, we may issue additional securities to raise capital, including our expected issuance of $100 million of common stock to Sumitomo, which is subject to numerous conditions and finalization of definitive agreements. The number of shares of common stock issued to Sumitomo if definitive agreements are executed will vary depending on changes in the price of our common stock. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock in addition to our mandatory convertible preferred stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock. In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

We do not intend to pay dividends on our common stock, in the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. So long as any share of our mandatory convertible preferred stock remains outstanding, no dividend or distribution may be declared or paid on our common stock unless all accumulated and unpaid dividends have been paid on our mandatory convertible preferred stock, subject to exceptions, such as dividends on our common stock payable solely in shares of our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment.

Our ability to use our net operating loss carryforwards may be subject to limitation due to significant changes in the ownership of our common stock.

As of September 30, 2010, we had gross net operating loss carryforwards of approximately $13.5 million for U.S. federal income tax purposes. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other tax attributes to offset its post-change income may be limited and may result in a partial or full writedown of the related deferred tax assets. An ownership change is defined generally for these purposes as a greater than 50% change in ownership over a three-year period, taking into account shareholders that own 5% or more by value of our common stock. Depending on the numbers of shares sold by the selling stockholders in this offering, it is possible that this offering, in combination with past and future transactions involving our common stock, will cause an ownership change to occur that would limit our ability to use our existing net operating loss carryforwards. As of September 30, 2010, we have established a full valuation allowance against our $4.8 million net deferred tax assets.

Anti-takeover provisions contained in our certificate of incorporation and bylaws after the corporate reorganization, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws provisions may have the effect of delaying, deferring or discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware. Section 203 prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations unless the business combination was approved in advance by our board of directors, results in the stockholder holding more than 85% of our outstanding common stock or is approved by the holders of at least 66 2/3% of our outstanding common stock not held by the stockholder engaging in the transaction.

Any provision of our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock.

Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation, including shares of our mandatory convertible preferred stock. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action.

The mandatory convertible preferred stock may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by the mandatory convertible preferred stock. For example, the market price of our common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of the mandatory convertible preferred stock;

•	possible sales of our common stock by investors who view the mandatory convertible preferred stock as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving the mandatory convertible preferred stock and our common stock.

There is no assurance that the concurrent offering of our mandatory convertible preferred stock will be completed.

There is no assurance that the concurrent offering of our mandatory convertible preferred stock will be completed or, if completed, on what terms it will be completed. If the concurrent offering of our mandatory convertible preferred stock is not completed, or is completed on terms unfavorable to us, our stock price and our ability to raise equity in the future may be adversely affected.

Our board of directors and management have broad discretion over the use of our cash reserves and might not apply this cash in ways that increase the value of your investment.

We raised approximately $378.6 million after underwriting discounts and commissions and offering expenses in our initial public offering, and we used $18.2 million of the net proceeds as cash collateral to secure surety bonds issued for the benefit of certain regulatory agencies relating to our Mountain Pass facility’s closure and reclamation obligations. We presently intend to use the majority of our remaining cash reserves, any proceeds received from the sale of our common stock to Sumitomo and our net proceeds from our offering of mandatory convertible preferred stock to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility in connection with our initial modernization and expansion plan and the capacity expansion plan and expand into metal, alloy and magnet production. Our board of directors and management have broad discretion to use our cash reserves, and you will be relying on their judgment regarding the application of this cash. Our board of directors and management might not apply the cash in ways that increase the value of your investment. Until we use the cash, we plan to invest it, and these investments may not yield a favorable rate of return. If we do not invest or apply the cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We identified a material weakness in our internal control over financial reporting which, if not satisfactorily remediated, could result in material misstatements in our consolidated financial statements in future periods.

During the preparation of our consolidated financial statements as of December 31, 2009 and 2008 and for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, we identified deficiencies in our internal control over financial reporting which, when considered in the aggregate, represent a material weakness. If not remediated, this material weakness could result in material misstatements in our consolidated financial statements in future periods. Specifically, we did not maintain a sufficient complement of personnel with an appropriate level of accounting and financial reporting knowledge, experience and training in the application of U.S. generally accepted accounting principles, or U.S. GAAP. We also did not maintain an adequate system of processes and internal controls sufficient to support our financial reporting requirements and to produce timely and accurate consolidated financial statements in accordance with U.S. GAAP.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

In late 2009, we commenced remediation actions which included hiring several individuals with significant accounting, auditing and financial reporting experience and devoting significant resources to improving our system of processes and internal controls. Specifically, we hired a chief financial officer, a corporate controller and a director of financial reporting, and in early 2010, we hired an accounting manager for the Mountain Pass facility, all of whom are Certified Public Accountants. We also installed additional functionality and increased the integration of our information technology systems to increase automation and accuracy within our processes. If our actions are not effective in correcting the material weakness and we continue to experience material weaknesses, investors could lose confidence in our financial reporting, particularly if such weaknesses result in a restatement of our financial results, and our stock price could decline.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to achieve and maintain effective internal controls, particularly in a period of anticipated rapid growth, our operating results and financial condition could be harmed.

We will be required to comply with Section 404 of the Sarbanes-Oxley Act beginning with the year ending December 31, 2011. Section 404 requires that we evaluate our internal control over financial reporting to enable management to report on the effectiveness of those controls. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with U.S. GAAP. While we have begun the comprehensive process of evaluating our internal controls, we are in the early phases of our review and we cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies of varying degrees of severity, in addition to the material weakness discussed above.

We have taken steps to improve our internal control over financial reporting, including identification of deficiencies in the knowledge and expertise of personnel required in the accounting and finance functions of a public company. We have incurred significant costs to remediate our material weakness and deficiencies and improve our internal controls, and will incur additional expense as we undertake the modernization and expansion of the Mountain Pass facility. As we implement this modernization and expansion plan, the resulting growth in our business will require us to implement additional internal controls. To comply with Sarbanes-Oxley requirements, especially during this period of anticipated rapid growth, we will need to further upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff. If we are unable to upgrade our systems and procedures or hire the necessary additional personnel in a timely and effective fashion, we may not be able to comply with our financial reporting requirements and other rules that apply to public companies.

As a public company, we are required to report internal control deficiencies that constitute material weaknesses in our internal control over financial reporting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Controls.” If we qualify as an “accelerated filer” or a “large accelerated filer” under Rule 12b-2 of the Securities Exchange Act of 1934, or the Exchange Act, we will also be required to obtain an audit report from our independent registered public accounting firm beginning in 2011 regarding the effectiveness of our internal control over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, if we or, to the extent applicable, our independent registered public accounting firm are unable to conclude that our internal control over financial reporting is effective, or if we fail to comply with our financial reporting requirements, investors may lose confidence in the accuracy and completeness of our financial reports.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Rare Earth Industry Overview” and “Business,” contains forward-looking statements that represent our beliefs, projections and predictions about future events or our future performance. You can identify forward-looking statements by terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other similar expressions or phrases. These forward-looking statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievement described in or implied by such statements.

Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to:

•	our ability to secure sufficient capital to implement our business plans, including our ability to enter into definitive agreements with Sumitomo to consummate the $100 million issuance of common stock and $30 million debt financing;

•	our ability to complete our initial modernization and expansion plan, as well as our capacity expansion plan, and reach full planned production rates for rare earth oxides and other planned downstream products;

•	uncertainties associated with our reserve estimates and non-reserve deposit information;

•	uncertainties regarding global supply and demand for rare earth materials;

•	our ability to maintain appropriate relations with unions and employees;

•	our ability to successfully implement our “mine-to-magnets” strategy;

•	commercial acceptance of our new products, such as XSORBX®;

•	environmental laws, regulations and permits affecting our business, directly and indirectly, including, among others, those relating to mine reclamation and restoration, climate change, emissions to the air and water and human exposure to hazardous substances used, released or disposed of by us; and

•	uncertainties associated with unanticipated geological conditions related to mining.

See “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, operating results, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements because such statements speak only as to the date when made. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as otherwise required by applicable law.

This prospectus also contains statistical data and estimates we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified their data.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares in this offering by the Selling Stockholders. See “Principal and Selling Stockholders.”

We estimate that we will receive net proceeds of approximately $      million from our offering of mandatory convertible preferred stock (or $      million if the underwriters in the mandatory convertible preferred stock offering exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

Under our current business plan, we intend to spend approximately $531 million through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility in connection with our initial modernization and expansion plan and expand into metals and alloys production. In addition, we expect to incur approximately $250 million in additional capital costs to build additional production capacity by the end of 2013 in connection with our capacity expansion plan. Our estimated capital expenditures of $781 million do not include corporate, selling, general and administrative expenses, which we estimate to be an additional $20 million to $25 million per year.

We presently intend to use the net proceeds from our offering of mandatory convertible preferred stock to fund our initial modernization and expansion plan and our capacity expansion plan. We anticipate that the remainder of the costs associated with our capacity expansion plan will be funded through traditional debt financing, project financing, additional public or private equity offerings, including our potential issuance of common stock to Sumitomo, and/or government programs, including the U.S. Department of Energy loan guarantee program. Because the costs associated with our initial modernization and expansion plan and our capacity expansion plan will be expended through 2012 and 2013, respectively, we may choose to pursue alternative funding for these plans, including other sources from our financing plan, in which case any remaining net proceeds from our offering of mandatory convertible preferred stock may be used for general corporate purposes, including, without limitation, to fund our working capital requirements and to develop new products, processes and technologies, both through acquisitions and capital programs.

Pending the use of our net proceeds from our offering of mandatory convertible preferred stock as described above, we plan to invest the proceeds in a variety of capital preservation investments, including short-term interest-bearing obligations, investment-grade instruments, certificates of deposit and direct guaranteed obligations of the United States.

COMMON STOCK PRICE RANGE

Our common stock is listed on The New York Stock Exchange under the symbol “MCP.” Our initial public offering was priced at $14.00 per share on July 29, 2010. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on The New York Stock Exchange.

	Low	High

Year ending December 31, 2011
First Quarter (through January 21, 2011)	$42.50	$62.80
Year ended December 31, 2010
Fourth Quarter	$26.76	$51.99
Third Quarter (from July 29, 2010)	$12.34	$29.08

The last reported sales price for our common stock on January 21, 2011 is set forth on the cover page of this prospectus. As of January 20, 2011, there were approximately 100 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of September 30, 2010:

•	on an actual basis; and

•	on a pro forma basis to give effect to the issuance and sale by us of shares of mandatory convertible preferred stock at a public offering price of $ per share and the receipt of the net proceeds by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	September 30, 2010
	(unaudited)
	Actual	Pro Forma
	(In thousands, except share amounts)

Cash and cash equivalents	$351,472	$

Long-term debt	$—	$
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized and 0 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted(1)	—
Common stock, $0.001 par value; 350,000,000 shares authorized and 82,253,700 shares issued and outstanding, actual and as adjusted	82
Additional paid-in capital	532,787
Deficit accumulated during the development stage	(83,846)

Total equity (deficit)	449,023

Total capitalization	$449,023	$

(1)	Although a final determination cannot be made until issuance, we currently believe the mandatory convertible preferred stock will be classified as permanent equity.

DIVIDEND POLICY

Since our inception, we have not paid any cash dividends. For the foreseeable future, we intend to retain any earnings to finance the development of our business. We do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends, including on our mandatory convertible preferred stock, will be at the discretion of our board of directors and will depend upon then-existing conditions, including our operating results and our financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. So long as any share of our mandatory convertible preferred stock remains outstanding, no dividend or distribution may be declared or paid on our common stock unless all accrued and unpaid dividends have been paid on our mandatory convertible preferred stock, subject to exceptions, such as dividends on our common stock payable solely in shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

Upon the formation of Molycorp, LLC on September 9, 2009, all members of Molycorp Minerals, LLC contributed their member interests to Molycorp, LLC in exchange for member interests in Molycorp, LLC. That exchange was treated as a reorganization of entities under common control and Molycorp Minerals, LLC is the predecessor to Molycorp, LLC. Accordingly, all financial information of Molycorp, LLC for periods prior to its formation is the historical financial information of Molycorp Minerals, LLC. Molycorp Minerals, LLC acquired the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation, on September 30, 2008.

The selected consolidated financial data as of December 31, 2009 and 2008, and for the year ended December 31, 2009 and for the period from June 12, 2008 (Inception) through December 31, 2008 has been derived from Molycorp, LLC’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data as of September 30, 2010, for the nine months ended September 30, 2010 and 2009 and cumulatively for the period from June 12, 2008 (Inception) through September 30, 2010 have been derived from Molycorp, Inc.’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

Molycorp, Inc. was formed on March 4, 2010 for the purpose of continuing the business of Molycorp, LLC in corporate form. On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc., and, as a result, Molycorp, LLC became a wholly owned subsidiary of Molycorp, Inc. Accordingly, all financial information of Molycorp, Inc. for periods prior to the corporate reorganization is the historical financial information of Molycorp, LLC.

As a limited liability company, the taxable income and losses of Molycorp, LLC were reported on the income tax returns of its members. Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. If the corporate reorganization had been effective as of January 1, 2009, our net loss of $28.6 million for the year ended December 31, 2009 would have generated an unaudited pro forma deferred income tax benefit of $11.3 million for the year ended December 31, 2009 assuming a combined federal and state statutory income tax rate. However, as realization of such tax benefit would not have been assured, we would have also established a valuation allowance of $11.3 million to eliminate such pro forma tax benefit.

The unaudited pro forma balance sheet data as of September 30, 2010 has been prepared to give effect to the consummation of our offering of mandatory convertible preferred stock, as if it had occurred on September 30, 2010. The unaudited pro forma balance sheet data is for informational purposes only and does not purport to indicate balance sheet information as of any future date.

The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

				June 12, 2008	June 12, 2008
	Nine Months Ended		Year Ended	(Inception)	(Inception)
	September 30,	September 30,	December 31,	Through	through
Statement of Operations Data	2010	2009	2009	December 31, 2008	September 30, 2010
	(Unaudited)				(Unaudited)
	(In thousands, except share and per share data)

Net sales	$13,176	$4,889	$7,093	$2,137	$22,406
Cost of goods sold(1)	(18,989)	(14,896)	(21,785)	(13,027)	(53,801)
Selling, general and administrative expense	(12,851)	(8,380)	(12,444)	(2,979)	(28,274)
Stock-based compensation	(21,660)	(241)	(241)	—	(21,901)
Depreciation and amortization expense	(239)	(123)	(191)	(19)	(449)
Accretion expense	(695)	(755)	(1,006)	(250)	(1,951)
Operating loss	(41,258)	(19,506)	(28,574)	(14,138)	(83,970)
Net loss	$(41,185)	$(19,492)	$(28,587)	$(14,074)	$(83,846)
Weighted average shares outstanding (Common shares)(2):
Basic	56,027,460	38,831,232	38,921,015	38,234,354	44,721,664
Diluted	56,027,460	38,831,232	38,921,015	38,234,354	44,721,664
Loss per share of common stock(2):
Basic	$(0.74)	$(0.50)	$(0.73)	$(0.37)	$(1.87)
Diluted	$(0.74)	$(0.50)	$(0.73)	$(0.37)	$(1.87)

	Pro Forma
	September 30,	September 30,	December 31,	December 31,
Balance Sheet Data	2010	2010	2009	2008
	(Unaudited)	(Unaudited)
	(In thousands)

Cash and cash equivalents	$	$351,472	$6,929	$2,189
Total current assets		371,368	18,520	8,710
Total assets		476,488	97,666	95,355
Total non-current liabilities		11,394	13,509	13,196
Total liabilities		27,456	23,051	17,279
Members’ equity		—	74,615	78,076
Stockholders’ equity(3)		449,023	—	—

				June 12, 2008	June 12, 2008
	Nine Months Ended		Year Ended	(Inception)	(Inception)
	September 30,	September 30,	December 31,	Through	Through
Other Financial Data	2010	2009	2009	December 31, 2008	September 30, 2010
	(Unaudited)				(Unaudited)
	(In thousands)

Capital expenditures(4)	$12,965	$5,365	$7,285	$321	$20,571

(1)	Cost of goods sold includes write-downs of inventory to estimated net realizable value of $1.6 million, $7.5 million, $9.0 million, $9.5 million and $20.1 million for the nine months ended September 30, 2010 and 2009, for the year ended December 31, 2009, for the period from June 12, 2008 (Inception) through December 31, 2008 and cumulatively for the period from June 12, 2008 (Inception) through September 30, 2010, respectively.

(2)	Weighted average shares outstanding gives retroactive effect to the corporate reorganization, the conversion of all of our Class A common stock and Class B common stock into shares of common stock and the consummation of our initial public offering, and the 38.23435373-for-one stock split completed by Molycorp, Inc. on July 9, 2010 as if such events had occurred on June 12, 2008.

(3)	Although a final determination cannot be made until issuance, we currently believe the mandatory convertible preferred stock will be classified as permanent equity and included in stockholders’ equity.

(4)	Reflected in cash flows from investing activities in our consolidated statements of cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs and involves risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements as a result of various factors, including those discussed below, under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and in other parts of this prospectus.

Overview

Presentation

Molycorp Minerals, LLC, a Delaware limited liability company formerly known as Rare Earth Acquisition, LLC, was formed on June 12, 2008 to purchase the Mountain Pass, California rare earth deposits and associated assets, or the Mountain Pass facility, from Chevron Mining Inc., a subsidiary of Chevron Corporation, on September 30, 2008. Molycorp, LLC, a Delaware limited liability company, which was the parent of Molycorp Minerals, was formed on September 9, 2009. Molycorp, Inc. was formed on March 4, 2010 as a new Delaware corporation that did not, prior to the date of the consummation of its initial public offering, conduct any material activities.

On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all of the holders of profits interests in Molycorp Minerals, which were represented by incentive shares, contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. As a result, Molycorp, LLC and Molycorp Minerals became subsidiaries of Molycorp, Inc. On June 15, 2010, Molycorp, LLC was merged with and into Molycorp Minerals.

On July 9, 2010, Molycorp, Inc. completed a 38.23435373-for-one stock split, which has been retroactively reflected in the historical financial data for all periods presented. On August 3, 2010, Molycorp, Inc. completed its initial public offering of common stock. In connection with its initial public offering, Molycorp, Inc. issued 29,128,700 shares of common stock at $14.00 per share (including 1,003,700 shares of Molycorp common stock issued in connection with the underwriters’ option to purchase additional shares). Total net proceeds of the offering were approximately $378.6 million after underwriting discounts and commissions and offering expenses payable by Molycorp, Inc. Immediately prior to the consummation of Molycorp, Inc.’s initial public offering, all of the shares of Class A common stock and Class B common stock were converted into shares of common stock.

Our Business

We are the only REO producer in the Western hemisphere and own one of the world’s largest, most fully developed rare earth projects outside of China. Following the execution of our “mine-to-magnets” strategy and completion of our modernization and expansion efforts, we expect to be one of the world’s most integrated producers of rare earth products, including oxides, metals, alloys and magnets. Our rare earths are critical inputs in many existing and emerging applications including: clean energy technologies, such as hybrid and electric vehicles and wind power turbines; multiple high-tech uses, including fiber optics, lasers and hard disk drives; numerous defense applications, such as guidance and control systems and global positioning systems; and advanced water treatment technology for use in industrial, military and outdoor recreation applications. Global demand for REEs is projected to steadily increase both due to continuing growth in existing applications and increased innovation and development of new end uses.

Our goals are to:

•	develop innovative rare earth technologies and products vital to green energy, high-tech, defense and industrial applications;

•	be commercially sustainable, globally competitive, profitable and environmentally superior;

•	act as a responsible steward of our rare earth resources; and

•	use our technology to improve the daily lives of people throughout the world.

We have made significant investments, and expect to continue to invest, in developing technologically advanced and proprietary applications for individual REEs. We are in the process of modernizing and expanding our production capabilities at our Mountain Pass, California facility in order to integrate the rare earths supply chain: mining; oxide processing; production of metals and alloys; and, as part of our “mine-to-magnets” strategy, the production of rare earth-based magnets.

Our vision is to be the rare earth products and technology company recognized for its “ETHICS” — Excellence, Trust, Honesty, Integrity, Creativity and Safety. Since July 2005, the Mountain Pass facility has not had a lost-time accident and has received the coveted “Sentinels of Safety” award from the MSHA for three of the last six years.

Our Mine Process and Development Plans

We recommenced mining operations in December 2010 and are preparing to recommence milling operations, which we expect to occur in the first quarter of 2012. Recommencement of mining and milling operations is coincident with our initial modernization and expansion plan, which will give us the capacity to efficiently produce at a rate of approximately 19,050 mt of REO per year by the end of 2012. Additionally, upon the completion of our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. Prior to the expected completion of our initial modernization and expansion efforts, we expect to produce approximately 3,000 mt per year in the aggregate of cerium products, lanthanum concentrate, didymium oxide and heavy rare earth concentrates from stockpiled feedstock. In addition, we expect to produce an additional 1,000 mt of lanthanum concentrate in 2011 through a tolling arrangement with a third-party producer.

Our modernization and expansion plans envision adding facilities and equipment for metal conversion and alloy production at the Mountain Pass facility or an off-site property. In November 2009, we entered into a non-binding letter of intent to acquire a third-party producer of rare earth metals and alloys in the United States; however, these discussions are no longer ongoing and we do not anticipate executing a definitive agreement. If we add another off-site facility to produce rare earth metals and alloys, instead of adding such facilities and equipment at Mountain Pass, we would transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location to produce rare earth metals and alloys.

In December 2010, we entered into a non-binding letter of intent with Hitachi to form joint ventures for the production of rare earth alloys and magnets in the United States. Additionally, we have entered into a non-binding letter of intent with Neo Material that, among other things, contemplates a technology transfer agreement pursuant to which Neo Material may provide us with technical assistance and know-how with respect to the production of rare earth metals, alloys and magnets.

Our proposed joint ventures with Hitachi would provide us with access to the technology, people and facilities to convert our rare earth materials into rare earth alloys and high-performance permanent rare earth magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such joint ventures, in conjunction with our current modernization plans and the potential technology transfer agreement with Neo Material, is expected to provide us with the capability to mine, process, separate and alloy individual REEs and manufacture them into NdFeB magnets. This downstream integration would make us the only fully integrated producer of NdFeB magnets outside of China, helping to secure a rare earth supply chain for the Rest of World.

We anticipate the cost of restarting mining operations, the modernization and expansion of our Mountain Pass facility in connection with our initial modernization and expansion plan and the addition of rare earth metal and alloy production capabilities to be approximately $531 million. In addition, we expect to incur approximately $250 million in additional capital costs to build additional production capacity in connection with our capacity expansion plan prior to the end of 2013. Our estimated capital expenditures of $781 million do not include corporate, selling, general and administrative expenses, which we estimate to be an additional $20 million to $25 million per year. We expect to finance these expenditures, as well as our working capital requirements, with the $360.4 million in net proceeds from our initial public offering (after giving effect to our use of $18.2 million of net proceeds for surety bonds), net proceeds from our offering of mandatory convertible preferred stock, anticipated revenue from operations and traditional debt financing, project financing, additional equity offerings and/or government programs, including the U.S. Department of Energy loan guarantee program for which we have submitted an application in June 2010. On July 18, 2010, the U.S. Department of Energy notified us that our Part I submission under the loan guarantee program had been reviewed and deemed eligible for submission of a Part II application. Our Part II application was submitted on December 31, 2010. We have also engaged BNP Paribas to explore other financing options in the debt capital markets. On December 10, 2010, we entered into a memorandum of understanding with Sumitomo, pursuant to which Sumitomo agreed to, among other things, purchase $100 million of our common stock and arrange for a $30 million debt financing. The consummation of these transactions with Sumitomo is subject to numerous conditions and finalization of definitive agreements.

Our Products and Markets

Since our acquisition of the Mountain Pass facility, we have been producing and selling small quantities of certain rare earth products from our pilot processes using stockpiled feedstocks. The purpose of this effort has been to significantly improve our solvent extraction technology and to develop other key technologies that will be utilized in the new process. We recently completed processing stockpiled lanthanum rich feedstock to produce didymium oxide (a combination of neodymium and praseodymium) and a higher purity lanthanum concentrate than we previously produced. Lanthanum concentrate produced from the stockpiled material, which we sell to customers in the fluid catalytic cracking industry, has been our primary source of revenue to date.

We commenced a second pilot processing campaign in the second quarter of 2010 in an effort to commercially demonstrate our new cracking technology and to further optimize our processing technologies and improve recovery rates compared to historical operations at the Mountain Pass facility. Due to the success of this effort, we are producing cerium and lanthanum products, as well as didymium oxide from bastnasite concentrate stockpiles. With these products, we have begun expanding and diversifying our product mix and our customer base. In July 2010, we began selling our didymium oxide primarily to customers in the magnet industry. In addition, in the third quarter of 2010, we began selling our cerium products to customers in the automobile emissions catalyst production industry and we completed our initial sale of XSORBX® to the water treatment industry.

Key Industry Factors

Demand for Rare Earth Products

Global consumption of REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. For example, the integration of rare earth permanent magnet drives into wind power turbines has substantially reduced the need for gearboxes, which increases overall efficiency and reliability. If Mountain Pass and other rare earth projects do not commence production when anticipated, there will continue to be a gap between current and forecasted demand and supply. We believe that this anticipated market dynamic will underpin continued strong pricing.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal-Pages, from October 2009 through December 2010, prices for rare earths have risen by approximately 780% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, and rare earth carbonate) have risen by more than 1000% on average.

Supply of Rare Earth Products

China has dominated the global supply of REOs for the last ten years and, according to IMCOA, it is estimated that China accounted for approximately 96% of global REO production in 2008. Even with our planned production, global supply is expected by analysts to remain tight due to the combined effects of growing demand and actions taken by the Chinese government to restrict exports. The Chinese government heightened international supply concerns beginning in August 2009 when China’s Interior Ministry first signaled that it would further restrict exports of Chinese rare earth resources. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration. On July 8, 2010, China’s Ministry of Industry and Information Technology issued the export quota for the second half of 2010, which reduced exports by 72% compared with the second half of 2009 and 40% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. On December 28, 2010, China’s Ministry of Industry and Information Technology further reduced the export quota for the first half of 2011, reducing exports by 35% compared with the first half of 2010 and 20% for the twelve months ended June 30, 2011 as compared to the twelve months ended June 30, 2010. China’s internal consumption of rare earths is expected to continue to grow, leaving the Rest of World with less supply during a period of increasing global demand. China also dominates the manufacture of rare earth metals, producing substantially all of the world’s supply, and the manufacture of NdFeB magnets, producing approximately 80% of the world’s supply. Neither capability currently exists in the United States.

China has announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. In December 2010, the U.S. Department of Energy released a study concluding that five rare earth metals, including dysprosium, neodymium, terbium, europium and yttrium, are critical to clean energy technologies in the short term due to their importance to the clean energy economy and risk of supply disruption. The report emphasizes that diversified global supply chains for these critical materials are essential, and calls for steps to be taken to facilitate extraction, processing and manufacturing in the United States. Additionally, the U.S. Department of Defense is conducting a study to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the current and projected global REE supply deficit.

As a result of the internal industrial development, as well as economic, environmental and regulatory factors in China, there is uncertainty with respect to the availability of rare earth products from China. Although Chinese production of rare earth materials is increasing, export quotas imposed by the Chinese government are decreasing, thus reducing the amount of rare earth materials that China may export to the rest of the world. This reduction is occurring at a time when the demand for REEs is growing significantly.

Factors Affecting Our Results

Modernization and Expansion of Mountain Pass Facility

We anticipate a dramatic change in our business and results of operations upon the completion of our planned modernization and expansion of our Mountain Pass facility in connection with our initial modernization and expansion plan and the commencement of metal, alloy, and magnet production in 2012. For example, we expect to produce and sell a significantly expanded slate of products, including specialty cerium products for water treatment, neodymium and praseodymium metal, neodymium iron boron and samarium cobalt alloys for magnets, europium, gadolinium, and terbium oxides for phosphors, and dysprosium and terbium for magnets.

We acquired the Mountain Pass facility on September 30, 2008 from Chevron Mining Inc., which became the owner of the Mountain Pass facility in 2005 after Unocal Corporation merged with Chevron Corporation. Unocal Corporation had suspended most operations at the Mountain Pass facility by 2002 and, except for pilot processing activities, they remained suspended under Chevron Mining Inc.’s ownership. Additionally, significant reclamation work was completed at the Mountain Pass facility under Chevron Mining Inc.’s ownership.

We plan to utilize the assets we acquired from Chevron Mining Inc. as a foundation to build an integrated rare earth products and technology company, which requires considerable additional capital investment. We believe the application of improved technologies, along with the capital investment, will allow us to create a sustainable business by cost effectively producing high purity rare earth products. Between now and the start-up of the new processing facility, we anticipate further diversifying our product line through the production of samarium/europium/gadolinium concentrate from bastnasite concentrate stockpiles. Upon completion of the modernization and expansion of the Mountain Pass facility, we expect to produce lanthanum, cerium, praseodymium, neodymium, samarium, europium, gadolinium, terbium and dysprosium in various chemical compounds and/or metal forms, including alloys. In addition to the modernization and expansion of the Mountain Pass facility, we expect to significantly broaden our operations through the addition of a number of downstream activities and products, including rare earth metal production and NdFeB and samarium cobalt alloys. We intend to use some of the NdFeB alloy and dysprosium metal product in a magnet production facility, which we anticipate developing through a joint venture arrangement. Accordingly, upon full implementation of our “mine-to-magnets” strategy, we expect our new products to have significantly more applications and a broader market base than our current products.

Revenues

In the second quarter of 2010, we commenced a second pilot processing campaign to commercially demonstrate our new cracking technology and to further optimize our processing technologies and improve our recovery rates compared to historical operations at the Mountain Pass facility. Due to the success of this second pilot processing campaign, we are producing cerium and lanthanum products as well as didymium oxide from bastnasite concentrate stockpiles. The addition of these new products has significantly increased the diversity of our product mix. The following is a summary of the percentage of revenue by significant product line for the three-month and nine-month periods ended September 30, 2010 and the corresponding sales volumes for the three-month and nine-month periods ended September 30, 2009.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Didymium Oxide	31%	0%	20%	0%
Lanthanum Oxide	18%	4%	18%	12%
Ceric Hydrate	18%	0%	11%	0%
Lanthanum Chlorohydrate	15%	0%	9%	0%
Lanthanum Concentrate	8%	85%	32%	78%

Our prices and product mix are determined by a combination of global and regional supply and demand factors. Our revenue increased significantly for the three and nine months ended September 30, 2010 as compared to the three and nine months ended September 30, 2009 due to the combination of a general increase in the market prices of REOs, production of ceric hydrate and commencement of didymium oxide sales, which have significantly higher values than the lanthanum products we produced in 2009. Sales for the nine months ended September 30, 2010 included 2.72 million pounds of REOs at an average price of $4.88 per pound compared to sales of 1.84 million pounds of REO at an average price of $2.66 per pound for the nine months ended September 30, 2009. The quantities we sell are determined by the production capabilities of the Mountain Pass facility and by demand for our product, which is also influenced by the level of purity and consistency we are able to achieve. Our revenue also includes sales of finished products acquired as part of our acquisition of the Mountain Pass facility.

Prices for lanthanum we sold to our two largest customers were previously based primarily on fixed-price contracts. Our contract with one of these customers expired on December 31, 2009 and our contract with the other customer expired in April 2010. Pursuant to our two contracts with Grace, we have agreed to supply Grace with a significant amount of REOs, primarily lanthanum oxide, through mid-2012 at market-based prices subject to a ceiling and a floor and with up to 75 percent of our lanthanum product production per year (based on our initial planned capacity) at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at Grace’s option for an additional three-year period. Upon execution of definitive agreements with Sumitomo, we also expect to provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion of the Mountain Pass facility, at market-based prices subject to a floor. Although prices for REOs have generally increased since October 2009, this increase followed a period of generally lower prices corresponding with the global financial crisis beginning in 2008. Many factors influence the market prices for REOs and, in the absence of established pricing in customer contracts, our sales revenue will fluctuate based upon changes in the prevailing prices for REOs. We use various industry sources, including certain publications, in evaluating prevailing market prices and establishing prices for our products because there are no published indices for rare earth products, including alloys or magnets.

Cost of Goods Sold

Our cost of goods sold reflects the cost allocated to our inventory acquired as part of our acquisition of the Mountain Pass facility and, with respect to our recent sales of lanthanum and cerium products and didymium oxide, the subsequent processing costs incurred to produce the product. Because many of our costs are fixed costs as opposed to variable costs, as our production increases or decreases, our average cost per ton decreases or increases, respectively. Primary production costs include direct labor and benefits, maintenance, natural gas, electricity, operating supplies, chemicals, depreciation and amortization and other plant overhead expenses.

Currently, our most significant variable costs are chemicals and electricity. In the future, we intend to produce more of our chemicals at a plant on-site, which will reduce our variable chemical costs. We also intend to build a co-generation facility to provide power. Following such steps, natural gas will replace electricity and become our most significant variable cost.

We expect our labor and benefit costs to increase through 2013 due to the addition of personnel and consultants required to increase production to a rate of approximately 19,050 mt of REO per year by the end of 2012 in connection with out initial modernization and expansion plan and up to approximately 40,000 mt of REO per year by the end of 2013 in connection with our capacity expansion plan. In addition to volume fluctuations, our variable costs, such as electricity, operating supplies and chemicals, are influenced by general economic conditions that are beyond our control. Other events outside our control, such as power outages, have in the past interrupted our operations and increased our total production costs, and we may experience similar events in the future.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of: personnel and related costs; legal, accounting and other professional fees; occupancy costs; and information technology costs. We continue to experience increased selling, general and administrative expenses as we expand our business and operate as a publicly traded company. These expenses include increasing our staffing as we prepare to start construction of our new facilities and other business development activities in January 2011 to execute our “mine-to-magnets” business plan. We have also experienced additional legal, compliance and corporate governance expenses, as well as additional accounting and audit expenses, stock exchange listing fees, transfer agent and other stockholder-related fees and increased premiums for certain insurance policies, among others.

Share-based Compensation

Our share-based compensation is primarily associated with incentive shares granted November 1, 2009 which, on the grant date, were classified as a liability and valued at zero dollars using the intrinsic value method prior to the completion of our initial public offering on August 3, 2010. In connection with the corporate reorganization and upon completion of our initial public offering, these shares were ultimately converted into 2,232,740 shares of restricted common stock, 744,247 of which vested immediately with the remaining 1,488,493 scheduled to vest one-half in September 2010 and one-half upon the six-month anniversary of our initial public offering.

On November 4, 2010, the Compensation Committee of the Board of Directors approved a grant of 37,500 shares of restricted stock, with a three-year vesting period, to certain of our executive officers and a director.

Although we anticipate additional share-based awards in 2011, we expect share-based compensation to decrease through 2011 as the final vesting period of the incentive shares will be completed on February 3, 2011.

Income Taxes

Prior to our corporate reorganization, we operated entirely within limited liability companies, which were not directly liable for the payment of federal or state income taxes and our taxable income or loss was included in the state and federal tax returns of Molycorp, LLC’s members. Molycorp, Inc. is subject to U.S. federal and state income taxes. For the nine months ended September 30, 2010, we have placed a 100% reserve on our deferred tax assets.

Environmental

Our operations are subject to numerous and detailed federal, state and local environmental laws, regulations and permits, including those pertaining to employee health and safety, environmental permitting and licensing, air quality standards, GHG emissions, water usage and pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability.

We retain, both within Molycorp and outside Molycorp, the services of reclamation and environmental, health and safety, or EHS, professionals to review our operations and assist with environmental compliance, including with respect to product management, solid and hazardous waste management and disposal, water and air quality, asbestos abatement, drinking water quality, reclamation requirements, radiation control and other EHS issues.

We have spent, and anticipate that we will continue to spend, financial and managerial resources to comply with environmental requirements. The majority of these resources will be expended through our capital investment budget. We expect to spend approximately $187 million on environmentally-driven capital projects during 2011 and 2012 on our modernization and expansion project. We have contracted to acquire air emission offset credits at a cost of approximately $3.1 million in connection with our initial modernization and expansion plan and our capacity expansion plan. However, we may need to purchase additional credits in the future. In addition, in the nine-month period ended September 30, 2010 and 2009, we incurred operating expenses of approximately $1.2 million and $1.5 million, respectively, associated with environmental compliance requirements. The costs expected to be incurred as part of our on-going remediation, which is expected to continue throughout the Mountain Pass facility’s operating, closure and post-closure periods, are included as part of our asset retirement obligations. See “— Critical Accounting Policies and Estimates — Reclamation.”

We cannot predict the impact of new or changed laws, regulations or permit requirements, including the matters discussed below, or changes in the way such laws, regulations or permit requirements are enforced, interpreted or administered. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. It is possible that greater than anticipated environmental expenditures will be required in 2011 or in the future. We expect continued government and public emphasis on environmental issues will result in increased future investment for environmental controls at our operations. Additionally, with increased attention paid to emissions of GHGs, including carbon dioxide, current and future regulations are expected to affect our operations. We will continue to monitor developments in these various programs and assess their potential impacts on our operations.

Violations of environmental laws, regulations and permits can result in substantial penalties, court orders to install pollution-control equipment, civil and criminal sanctions, permit revocations, facility shutdowns and other sanctions. In addition, environmental laws and regulations may impose joint and several liability, without regard to fault, for costs relating to environmental contamination at our facility or from wastes disposed of at third-party waste facilities. The proposed expansion of our operations is also conditioned upon securing the necessary environmental and other permits and approvals. In certain cases, as a condition to procuring such permits and approvals, we are required to comply with financial assurance requirements. The purpose of these requirements is to assure the government that sufficient company funds will be available for the ultimate closure, post-closure care and/or reclamation at our facilities. We typically obtain bonds as financial assurance for these obligations and, as of September 30, 2010, we had placed $27.4 million of surety bonds with California state and regional agencies. These bonds are collateralized by $18.2 million in cash, which we have placed in an escrow account. These bonds require annual payment and renewal. The EPA has announced its intention to establish a new financial assurance program for hardrock mining, extraction and processing facilities under the Federal Comprehensive Environmental Response Compensation and Liability Act, known as CERCLA, or the “Superfund” law, which may require us to establish additional bonds or other sureties. We cannot predict the effect of any such requirements on our operations at this time.

Impact of Inflation

The cost estimates associated with the modernization and expansion of the Mountain Pass facility described under the heading “— Liquidity and Capital Resources — Capital Expenditures” have not been adjusted for inflation. In the event of significant inflation, the funds required to execute our business plan over the next few years could increase proportionately. This could delay or preclude our business expansion efforts, or require us to raise additional capital. In addition, historical inflation rates have been used to estimate the future liability associated with our future remediation and reclamation obligations as reflected in the asset retirement obligations in our consolidated financial statements included elsewhere in this prospectus. If inflation rates significantly exceed the historical inflation rates, our future obligations could significantly increase.

Foreign Currency Fluctuations

Substantially all of our product sales are denominated in U.S. dollars, so we have minimal exposure to fluctuations in foreign currency exchange rates. Our results are indirectly influenced by currency fluctuations, as the relative cost of our exports for a foreign buyer will increase as the U.S. dollar strengthens and decrease as the U.S. dollar softens in comparison to the applicable foreign currency.

Results of Operations

Three Months Ended September 30, 2010 Compared to Three Months Ended September 30, 2009

	Three Months Ended September 30,
(In thousands)	2010	2009	Change

Net sales	$8,410	$1,960	$6,450
Cost of goods sold	(7,619)	(5,272)	(2,347)
Selling, general and administrative expenses	(4,117)	(3,172)	(945)
Share-based compensation	(6,527)	—	(6,527)
Depreciation and amortization expense	(83)	(60)	(23)
Accretion expense	(216)	(252)	(36)

Operating loss	(10,152)	(6,796)	(3,356)
Other income (expense):
Other income	14	19	(5)
Interest (expense) income	(7)	(126)	119

Net loss	$(10,145)	$(6,903)	$(3,242)

Revenues

For the three months ended September 30, 2010 and 2009, our revenues were approximately $8.4 million and $2.0 million, respectively. This significant increase in revenue is due to the combination of a general increase in the prices of REO products and our diversification into new products, such as cerium hydrate and didymium oxide, which have much higher sales prices per pound than the lanthanum products we produced and sold in 2009. The following is a summary of the revenue percentages by significant product for the three months ended September 30, 2010 and the corresponding sales volumes for the three months ended September 30, 2009.

	Three Months Ended
	September 30,
	2010	2009

Didymium Oxide	31%	0%
Lanthanum Oxide	18%	4%
Ceric Hydrate	18%	0%
Lanthanum Chlorohydrate	15%	0%
Lanthanum Concentrate	8%	85%

Didymium oxide, which has a relatively high sales price per pound as compared to our other products, accounted for 31% of our total revenue for the three months ended September 30, 2010 compared to zero for the three months ended September 30, 2009. Conversely, lanthanum concentrate, which has a relatively low sales price per pound as compared to our other products, accounted for 8% of our total revenue for the three months ended September 30, 2010 as compared to 85% of total revenue for the three months ended September 30, 2009. In addition, we commenced sales of XSORBX® in the third quarter of 2010. In total, for the three months ended September 30, 2010, we sold approximately 1.15 million pounds of REO products at an average sales price of roughly $7.31 per pound compared to sales of approximately 0.80 million pounds of REO products at an average sales price of $2.45 per pound for the three months ended September 30, 2009. We anticipate cerium products, including XSORBX®, lanthanum products and didymium oxide to make up a significant percentage of our total sales until we complete the modernization and expansion of the Mountain Pass facility.

With the commencement of our second pilot processing campaign in April 2010, we began production of ceric hydrate and XSORBX®, which accounted for roughly 18% and 0.1% of our total revenue, respectively, for the three months ended September 30, 2010. We anticipate these products will become a more significant percentage of our total revenue in future periods.

We expect increased revenue in the last quarter of 2010, primarily attributable to an improved product mix from the new products we are producing during our second pilot processing campaign. In addition, we estimate that generally higher REE prices in 2010, as compared to 2009, will contribute to our increased revenue for the remainder of 2010 and into 2011.

Cost of Goods Sold

Our cost of goods sold for the three months ended September 30, 2010 and 2009 totaled approximately $7.6 million and $5.3 million, respectively. Included in the cost of goods sold for the three months ended September 30, 2010 and 2009 are write-downs of inventory to estimated net realizable value of $0.6 million and $2.3 million, respectively. Lower of cost or market write-downs were higher during the third quarter of 2009 compared to the same period in 2010 due to lower market prices for certain products in 2009. Over the first three quarters of 2010, we have seen a steady increase in market prices for our primary products. Our principal production costs include chemicals, direct labor and employee benefits, maintenance labor and materials, contract labor, operating supplies, depreciation, utilities and plant overhead expenses.

The following is a summary of the production quantity in pounds by significant product for the three months ended September 30, 2010 and the corresponding production volumes for the three months ended September 30, 2009 (in thousands of pounds).

	Three Months Ended
	September 30,
	2010	2009

Didymium Oxide	176	317
Ceric Hydrate	319	—
Lanthanum Chlorohydrate	651	—
Lanthanum Concentrate	—	927

Since the commencement of our second pilot processing campaign in April 2010, our production volumes have been steadily increasing as we continue to refine and improve our production process. As a result of the second pilot processing campaign, our production costs have also increased due to the addition of more employees and the increased volume of chemicals and other materials being used throughout the production process. Total production costs charged to inventory were $6.0 million and $5.8 million for the three months ended September 30, 2010 and 2009, respectively. Inventory purchases were $1.4 million and less than $0.1 million for the three months ended September 30, 2010 and 2009, respectively. We primarily purchase lanthanum oxide, cerium oxide and praseodymium oxide that undergo further processing either at our facility or at an off-site location.

Our chemical costs were $1.3 million and $1.1 million for the three months ended September 30, 2010 and 2009, respectively. Chemical costs are highly correlated to production volumes and are primarily driven by the market price of the chemicals being used. For the three months ended September 30, 2010 and 2009, the most significant chemical cost was for hydrochloric acid, which represented approximately 47% and 49% of total reagent costs, respectively.

Labor costs, including related employee benefits, allocated to production were approximately $2.3 million and $2.1 million for the three months ended September 30, 2010 and 2009, respectively. As of September 30, 2010, we had a total of 139 employees compared to 116 employees at September 30, 2009, which led to higher wage and employee related benefit expenses. During the third quarter of 2010, we also experienced increase in labor costs as compared to the third quarter of 2009, due to the annual wage increase required under our union contract in March 2010.

Maintenance costs, including maintenance labor and supplies, were $0.7 million and $0.5 million for the three months ended September 30, 2010 and 2009, respectively. Utility charges, which primarily include electricity, were $0.7 million and $0.6 million in the respective periods.

Other costs allocated to production include depreciation of $1.4 million and $0.9 million for the three months ended September 30, 2010 and 2009, respectively. Depreciation allocated to products is primarily related to buildings, equipment and machinery used in the production process. Depreciation expense allocated to production was significantly higher during the third quarter of 2010 as compared to the third quarter of 2009, due to depreciation on over $7.0 million of production equipment and other assets related to the commencement of our second pilot processing campaign, which were capitalized over the nine months ended September 30, 2010. These assets are being depreciated over a 32-month period as they will be decommissioned with the full restart of the mine at the end of 2012.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the three months ended September 30, 2010 and 2009 totaled approximately $4.1 million and $3.2 million, respectively. The higher general and administrative expenses for the third quarter of 2010 as compared to the same period of 2009 are primarily due to increasing our staffing as we prepare to start construction of our new facilities and other business development activities in January 2011 to execute our “mine-to-magnets” business plan. We have also experienced higher accounting, legal and other professional services fees due to increased business development activities. We also paid employee bonuses totaling $0.6 million in the third quarter of 2010, $0.4 million of which was allocated to general and administrative expenses.

In addition, we recognized approximately $6.5 million and $0 in share-based compensation in the three months ended September 30, 2010 and 2009, respectively.

Share-based Compensation

For the three months ended September 30, 2010 and 2009, our share-based compensation was $6.5 million and $0.0 million, respectively. The share-based compensation is associated with incentive shares that ultimately converted into 2,232,740 shares of restricted common stock at $14.00 per share in connection with our corporate reorganization and upon completion of our initial public offering, 744,247 of which vested immediately with the remaining 1,488,493 scheduled to vest one-half in September 2010 and one-half upon the six-month anniversary of our initial public offering.

Operating Losses

Since our inception and our acquisition of the Mountain Pass facility, we have incurred significant operating losses. Our operating losses for the three months ended September 30, 2010 and 2009 were approximately $9.9 million and $6.9 million, respectively.

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

	Nine Months Ended September 30,
(In thousands)	2010	2009	Change

Net sales	$13,176	$4,889	$8,287
Cost of goods sold	(18,989)	(14,896)	(4,093)
Selling, general and administrative expenses	(12,851)	(8,380)	(4,471)
Share-based compensation	(21,660)	(241)	(21,419)
Depreciation and amortization expense	(239)	(123)	(116)
Accretion expense	(695)	(755)	60

Operating loss	(41,258)	(19,506)	(21,752)
Other income (expense):
Other income	80	124	(44)
Interest (expense) income	(7)	(110)	103

Net loss	$(41,185)	$(19,492)	$(21,693)

Revenues

Net sales were approximately $13.2 million and $4.9 million for the nine months ended September 30, 2010 and 2009, respectively. The increased revenue for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009 is due to the combination of a general increase in the price of REO products, as well as our diversification into new products, such as ceric hydrate and the commencement of didymium oxide sales, which have much higher sale prices per pound than the lanthanum products we produced in 2009. The following is a summary of the revenue percentages by significant products for the nine months ended September 30, 2010 and the corresponding sales volumes for the nine months ended September 30, 2009.

	Nine Months Ended
	September 30,
	2010	2009

Didymium Oxide	20%	0%
Lanthanum Oxide	18%	12%
Ceric Hydrate	11%	0%
Lanthanum Chlorohydrate	9%	0%
Lanthanum Concentrate	32%	78%

Didymium oxide, which has a relatively high sales price per pound as compared to our other products, accounted for 20% of our total revenue for the nine months ended September 30, 2010 as compared to 0% for the nine months ended September 30, 2009. Conversely, lanthanum concentrate, which has a relatively low sales price per pound as compared to our other products, accounted for 32% of our total revenue for the nine months ended September 30, 2010 as compared to 78% of total revenue for the nine months ended September 30, 2009. With the commencement of our second pilot processing campaign, the production of lanthanum concentrate has ceased and been replaced by lanthanum chlorohydrate, which is a more marketable product. In total, for the nine months ended September 30, 2010, we sold approximately 2.72 million pounds of REO products at an average sales price of approximately $4.88 per pound compared to sales of approximately 1.84 million pounds of REO products at an average sales price of approximately $2.66 per pound for the nine months ended September 30, 2009. We anticipate cerium products, including XSORBX®, lanthanum products and didymium oxide to make up a significant percentage of our total revenue until we complete the modernization and expansion of the Mountain Pass facility.

Cost of Goods Sold

Our cost of goods sold was approximately $18.9 million and $14.9 million for the nine months ended September 30, 2010 and 2009, respectively. The higher costs for the nine months ended September 30, 2010 compared to the same period for 2009 were due to higher sales and higher production costs, including costs associated with the transition to our second pilot processing campaign. These increased costs were partially offset by a decrease in our lower of cost or market inventory write-downs from approximately $7.5 million for the nine months ended September 30, 2009 to $1.6 million for the nine months ended September 30, 2010. Lower of cost or market write-downs were higher for the nine months ended September 30, 2009 as compared to the same period in 2010, due to lower market prices for certain products in 2009. Our processing facility was shut down during March 2010 due to high water levels in our evaporation ponds. In April and May 2010, operations were limited in preparation for the start up of our second pilot processing campaign, which decreased production volumes during the first and second quarters of 2010. As a result of the shut down, labor, maintenance and other costs, such as depreciation expense, normally charged to inventory were expensed as period costs and are reflected in our higher cost of sales for the nine months ended September 30, 2010 compared to the same period in 2009.

Total production costs charged to inventory were $10.5 million and $16.9 million for the nine months ended September 30, 2010 and 2009, respectively. The following is a summary of the production quantity in pounds by significant product for the nine months ended September 30, 2010 and the corresponding production volumes for the nine months ended September 30, 2009 (in thousands of pounds).

	Nine Months Ended
	September 30,
	2010	2009

Didymium Oxide	353	944
Ceric Hydrate	457	—
Lanthanum Chlorohydrate	795	—
Lanthanum Concentrate	584	2,378

Production costs charged to inventory were lower during the nine months ended September 30, 2010 as compared to the same period in 2009, due to the plant shut-down and start-up of the second pilot processing campaign, as discussed above. We expensed $7.7 million of production-related costs that would have otherwise been charged to inventory if we maintained normal production levels during this time period. We expect to attain increased production levels in the fourth quarter of 2010.

Inventory purchases were $2.2 million and $0.1 million for the nine months ended September 30, 2010 and 2009. The primary products we purchased during those periods were lanthanum oxide, cerium oxide and praseodymium oxide.

Chemical costs charged to production were $2.4 million and $3.3 million for the nine months ended September 30, 2010 and 2009, respectively. Chemical costs in the nine months ended September 30, 2010 were lower compared to the same period in 2009 due to lower production levels primarily during the first and second quarters and improved processing techniques that reduced chemical usage. Labor costs and related benefits charged to production were $6.3 million and $5.9 million for the nine months ended September 30, 2010 and 2009, respectively. During the nine months ended September 30, 2009, labor costs include an accrual of $1.3 million for a completion bonus paid in March 2010 to employees who worked on the NFL pilot processing development project. In the third quarter of 2010, union workers and other employees at our Mountain Pass facility received bonuses totaling approximately $0.2 million. Higher labor costs during the nine months ended September 30, 2010 were primarily attributable to wage increases established under our union agreement, which took effect in March 2010, and the addition of 17 new employees under the collective bargaining agreement as well as the addition of several salaried employees in 2010, resulting in higher labor costs during the nine months ended September 30, 2010 as compared to the same period in 2009.

Other costs charged to production include: maintenance expenses of $1.5 million and $1.4 million; depreciation expense of $3.8 million and $2.8 million; and utility charges of $1.5 million and $1.5 million for the nine months ended September 30, 2010 and 2009, respectively. The significant increase in depreciation expense is due to the addition of over $7.0 million of assets related to the second pilot processing campaign.

In March 2010, we also began blending our existing didymium oxide inventory, which, prior to blending, contained varying percentages of neodymium and praseodymium, to create a more consistent content which better meets customer specifications. As of September 30, 2010, over 1.0 million pounds were blended. Blended inventory is reclassified from work in process to finished goods. We began selling the blended didymium oxide inventory in August 2010. In addition, we began shipments of didymium oxide inventory to an off-site processing facility to be converted into metal. Sales of didymium metal commenced in the fourth quarter of 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $12.9 million and $8.4 million for the nine months ended September 30, 2010 and 2009, respectively. Beginning in the first quarter of 2010, we experienced a significant increase in professional fees primarily due to increasing our staffing as we prepare to start construction of our new facilities and other business development activities in January 2011 to execute our “mine-to-magnets” business plan. We have also experienced increased spending for accounting, information technology consulting and engineering services.

Share-based Compensation

For the nine months ended September 30, 2010 and 2009, our share-based compensation was $21.7 million and $0.2 million, respectively. The share-based compensation for the nine months ended September 30, 2010 is associated with incentive shares that ultimately converted into 2,232,740 shares of common stock at $14.00 per share in connection with our corporate reorganization and upon completion of our initial public offering, 744,247 of which vested immediately with the remaining 1,488,493 scheduled to vest one-half in September 2010 and one-half upon the six-month anniversary of our initial public offering. The share-based compensation for the nine months ended September 30, 2009 is associated with options issued to our Chief Executive Officer.

Capital Expenditures

Our capital expenditures, on an accrual basis, totaled $15.6 million and $5.1 million for the nine months ended September 30, 2010 and 2009, respectively. Most of the capitalized costs incurred during the nine months ended September 30, 2010 are related to our second pilot processing campaign, which commenced in April 2010, and the startup of our modernization and expansion project at the Mountain Pass facility. These costs were primarily associated with engineering and consulting fees.

We are continuing with the design phase of the plant modernization and expansion process. We have begun the bidding process of pre-construction services and soil testing in preparation to commence construction. We will also be entering into a number of construction contracts associated with the modernization and expansion of our Mountain Pass facility through the remainder of the year.

Year Ended December 31, 2009 Compared to Period from June 12, 2008 (Inception) to December 31, 2008

Due to the timing of our formation on June 12, 2008 and completion of the acquisition of the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc. on September 30, 2008, the results of our operations for the year ended December 31, 2009 are not directly comparable to our results of operations for the period from our inception on June 12, 2008 to December 31, 2008, which we refer to as the period ended December 31, 2008. We did not have any revenue or cost of goods sold until the fourth quarter of 2008. Accordingly, the following discussion focuses on significant trends in our revenues, cost of sales and other operating expenses.

		June 12, 2008	June 12, 2008
		(Inception)	(Inception)
	Year Ended	Through	Through
(In thousands)	December 31, 2009	December 31, 2008	December 31, 2009

Net sales	$7,093	$2,137	$9,230
Cost of goods sold	(21,785)	(13,027)	(34,812)
Selling, general and administrative expenses	(12,685)	(2,979)	(15,664)
Depreciation and amortization expense	(191)	(19)	(210)
Accretion expense	(1,006)	(250)	(1,256)

Operating loss	(28,574)	(14,138)	(42,712)
Other income (expense):
Interest (expense) income	(194)	10	(184)
Other income	181	54	235

Net loss	$(28,587)	$(14,074)	$(42,661)

Revenues

For the year ended December 31, 2009 and for the period ended December 31, 2008, our revenues were approximately $7.1 million and $2.1 million, respectively. Sales of lanthanum accounted for 82% and 72% of our sales for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. There is a limited market for our lanthanum and two customers together comprised 82% and 72% of our total product revenue for the year ended December 31, 2009 and the period ended December 31, 2008, respectively.

We anticipate lanthanum and didymium oxide to make up a significant percentage of our total sales until we complete the modernization and expansion of the Mountain Pass facility, at which time we will no longer manufacture those products. We sell 100% of our lanthanum to customers in the United States.

Upon completion of the modernization and expansion of the Mountain Pass facility and the full implementation of our “mine-to-magnets” strategy, we expect to produce cerium, lanthanum, neodymium, praseodymium, samarium, dysprosium and terbium oxide and metal products, europium and gadolinium oxide products and NdFeB and samarium cobalt alloys. We intend to use some of the NdFeB alloy and dysprosium metal product in our magnet production plant. Our new products are expected to have significantly more applications than our current products, exposing us to a larger population of potential customers.

Cost of Goods Sold

Our cost of goods sold for the year ended December 31, 2009 and for the period ended December 31, 2008 totaled approximately $21.8 million and $13.0 million, respectively. Included in the cost of sales for the year ended December 31, 2009 and the period ended December 31, 2008 are write-downs of inventory to estimated net realizable value of $9.0 million and $9.5 million, respectively. Our principal production costs include chemicals, direct labor and employee benefits, maintenance labor and materials, contract labor, operating supplies, depreciation, utilities and plant overhead expenses.

Total production costs charged to inventory were $23.4 million and $5.5 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. We produced 3.4 million pounds of lanthanum and 1.2 million pounds of didymium oxide in 2009 and 0.8 million pounds of lanthanum and 0.1 million pounds of didymium oxide in the period ended December 31, 2008. Inventory purchases were $0.2 million and $0.7 million for the respective periods. We primarily purchase lanthanum oxide, cerium oxide and praseodymium oxide that undergo further processing either at our facility or at an off-site location.

Our chemical costs were $6.7 million and $1.9 million for the year ended December 31, 2009 and for the period ended December 31, 2008, respectively. Unit chemical costs do not vary significantly based on production volumes and are primarily driven by market prices. In 2008, the most significant chemical cost related to caustic soda, representing approximately 57% of total reagent costs. We launched a program in 2009 that has allowed us to lower the quantity and costs associated with the use of caustic soda in our production process.

Labor costs, including related employee benefits, allocated to production were $9.2 million and $2.0 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Included in the labor costs is a bonus, which was granted to all union employees for working on our NFL pilot processing project, of $0.8 million and $0.3 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. The bonus was paid out in March 2010.

Maintenance costs, including maintenance labor and supplies, were $1.9 million and $0.5 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Maintenance costs remained consistent throughout this time period.

Other costs allocated to production include depreciation charges of $3.7 million and $0.9 million for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Depreciation allocated to products is primarily related to buildings, equipment and machinery used in the production process. We also accrued waste disposal charges of $1.5 million as of December 31, 2009 for disposal of by-products of production that are potentially hazardous.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the year ended December 31, 2009 and for the period ended December 31, 2008 totaled approximately $12.7 million and $3.0 million, respectively. Legal and accounting fees were approximately $1.8 million and $0.5 million, respectively. Other consulting expenses, primarily related to engineering and technical consultants were $1.6 million and $0.5 million. These costs related primarily to engineering and resource studies as well as process development projects. Costs associated with research and development projects were $1.5 million and $0.4 million and primarily are attributed to labor costs and materials and supplies.

Management salaries and related benefits not capitalizable in inventory were $2.5 million and $0.9 million for the respective periods.

Operating Losses

Since our inception and our acquisition of the Mountain Pass facility, we have incurred significant operating losses. Our operating losses for the year ended December 31, 2009 and for the period ended December 31, 2008 were $28.6 million and $14.1 million, respectively. We have funded these operating losses entirely with proceeds from equity contributions from our initial investors.

Capital Investments

We expect to make significant capital expenditures under our plan to modernize and expand our Mountain Pass facility, as well as consistent expenditures to replace assets necessary to sustain safe and reliable production. Most of the facilities and equipment acquired in connection with the acquisition of the Mountain Pass facility are at least 20 years old. We have developed an accelerated modernization plan that includes the refurbishment of the Mountain Pass mine and related processing facilities beginning in 2010 through 2012 in order to increase REO production. We expect to incur approximately $531 million in capital costs in connection with our initial modernization and expansion plan prior to December 31, 2012, and up to an additional $250 million in capital costs to build additional production capacity in connection with our capacity expansion plan, prior to December 31, 2013.

All of the amounts for future capital spending described above are initial estimates that are subject to change as the projects are further developed. Total capital spending in 2010 is expected to be approximately $26 million, of which approximately $3 million will be prepayments on contracts.

Liquidity and Capital Resources

Under our current business plan, we intend to spend approximately $531 million through the end of 2012, including approximately $245 million in 2011, to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metal, alloy and magnet production in connection with our initial modernization and expansion plan. In addition, we expect to spend approximately $250 million through the end of 2013, including approximately $50 million to $100 million in 2011, to build additional production capacity and approximately $20 million in 2011 for other capital projects. We expect to finance these expenditures, as well as our working capital requirements, with approximately $360.4 million of net proceeds from our initial public offering (after giving effect to our use of $18.2 million of net proceeds for surety bonds), net proceeds from our offering of mandatory convertible preferred stock and anticipated funds from operations, traditional debt financing, equity financing, project financing and/or government programs, including the U.S. Department of Energy loan guarantee program for which we submitted an application in June 2010. On July 21, 2010, the U.S. Department of Energy notified us that our Part I submission under the loan guarantee program had been reviewed and deemed eligible for submission of a Part II application. Our Part II application was submitted on December 31, 2010. We have also engaged BNP Paribas to explore other financing options in the debt capital markets. On December 10, 2010, we entered into a memorandum of understanding with Sumitomo, pursuant to which Sumitomo agreed to, among other things, purchase $100 million of our common stock and arrange for a $30 million debt financing. The consummation of these transactions with Sumitomo is subject to numerous conditions and finalization of definitive agreements. Our estimated capital expenditure of $781 million does not include corporate, selling, general and administrative expenses, which we estimate to be an additional $20 million to $25 million per year.

Contractual Obligations

As of December 31, 2009, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
(In thousands)

Operating lease obligations(1)	$281	$153	$128	$—	$—
Purchase obligations(2)	—	—	—	—	—
Employee bonus obligations(3)	1,400	1,400	—	—	—
Asset retirement obligations(4)	29,247	639	4,191	1,597	22,820

Total	$30,928	$2,192	$4,319	$1,597	$22,820

(1)	Represents all operating lease payments for office space, land and office equipment.

(2)	Represents non-cancelable contractual commitments for the purchase of materials and services from vendors.

(3)	Represents payments due to employees as a result of our NFL pilot processing campaign.

(4)	Under applicable environmental laws and regulations, we are subject to reclamation and remediation obligations resulting from our operations. The amounts presented above represent our estimated future undiscounted cash flows required to satisfy the obligations currently known to us.

At December 31, 2010, there was an accrual of $554,000 relating to employee bonus obligations outstanding, and the asset retirement obligation was reduced based on an updated analysis.

On July 19, 2010, we entered into a lease agreement for additional office space. As a result, our lease obligation for the Denver office location will be roughly $67,000 for the three months ending December 31, 2010. Our payments for the following three years will total payments of roughly $704,000 with additional payments totalling roughly $429,000 for years four and five. Remaining payments totalling roughly $196,000 will be paid in year six.

On September 30, 2010, we entered into a natural gas transportation lease agreement, subject to certain exceptions, with Kern River Gas Transmission Company under which we agreed to make annual payments of $5.2 million per year for 10 years beginning on the later of January 1, 2012 or the in-service date, which we anticipate to be April 2012, to Kern River Gas Transmission Company in exchange for the designing, permitting, constructing, operating, and maintaining of facilities necessary to transport natural gas to our new power generation facility. Assuming an in-service date of April 1, 2012, our payments for years one to three will total roughly $9.04 million with additional payments totalling roughly $10.31 million in years four and five and payments totalling roughly $32.22 million will be paid in following periods.

As of November 19, 2010, we had entered into an engineering services agreement for $18.9 million, subject to certain exceptions, with M&K Chemical Engineering under which we agreed to make monthly estimated payments based upon completion of M&K Chemical Engineering performance of work. As a result, approximately $1.3 million had been paid during December 2010 and $17.6 million is expected to be paid during 2011.

As of December 15, 2010, we had entered into an engineering equipment purchase obligation with Quinn Process Equipment Co. totaling $24.2 million. As of December 31, 2010, $4.7 million of the total was recognized with expected payments of $16.7 million to be made during 2011 and $2.8 million to be made during 2012.

As of December 31, 2010, a down payment of 10% had been paid to Solar Turbines Inc. through a letter of intent prior to the full execution of a contract for the purchase of turbines, which is expected to finalized during January 2011, for a purchase obligation totaling $12.7 million.

As of December 31, 2010, we had entered into various contracts of $7.8 million related to construction purchases, $8.7 million related to engineering and design purchases and $0.8 million related to professional services.

Off-Balance Sheet Arrangements

As of the date of this prospectus, our only off-balance sheet arrangements are the operating leases included in “— Contractual Obligations” above. Prior to September 13, 2010, our only off-balance sheet arrangement in addition to the operating leases included in “— Contractual Obligations” above, was our agreement to compensate our initial investors for providing collateral relating to our bonding obligations to various government agencies. In February 2009, the members of Molycorp Minerals incurred certain costs in providing letters of credit and/or cash collateral to secure surety bonds issued for the benefit of certain regulatory agencies relating to our Mountain Pass facility closure and reclamation obligations. The total amount of collateral provided by them was $18.2 million. In accordance with our agreement, we paid each stockholder a 5% annual return on the amount of collateral provided resulting in an aggregate payment of approximately $0.8 million for interest accrued through September 13, 2010.

Critical Accounting Policies and Estimates

Revenue and Costs of Goods Sold

Revenue is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have been transferred to the customer, which is generally when title passes, the selling price is fixed or determinable and collection is reasonably assured. Title generally passes upon shipment of product from our Mountain Pass facility. Prices are generally set at the time of or prior to shipment. Transportation and distribution costs are incurred only on sales for which we are responsible for delivering the product. Our reported revenues are presented net of freight and shipping costs.

Cost of goods sold includes the cost of production as well as inventory write-downs caused by market price declines. Primary production costs include labor, supplies, maintenance costs, depreciation and plant overhead.

Reclamation

Our asset retirement obligations, or AROs, arise from our San Bernardino County conditional use permit, approved mining plan and federal, state and local laws and regulations, which establish reclamation and closure standards for all aspects of our surface mining operation. Comprehensive environmental protection and reclamation standards require that we, upon closure of the Mountain Pass facility, restore the property in accordance with an approved reclamation plan issued in conjunction with our conditional use permit.

Our AROs are recorded initially at fair value, or the amount at which we estimate we could transfer our future reclamation obligations to informed and willing third parties. We use estimates of future third party costs to arrive at the AROs because the fair value of such costs generally reflects a profit component. It has been our practice, and we anticipate it will continue to be our practice, to perform a substantial portion of the reclamation work using internal resources. Hence, the estimated costs used in determining the carrying amount of our AROs may exceed the amounts that are eventually paid for reclamation costs if the reclamation work were performed using internal resources.

To determine our AROs, we calculate the present value of the estimated future reclamation cash flows based upon our permit requirements, which is based upon the approved mining plan, estimates of future reclamation costs and assumptions regarding the useful life of the asset to be remediated. These cash flow estimates are discounted on a credit-adjusted, risk-free interest rate based on U.S. Treasury bonds with a maturity similar to the expected life of the asset.

The amount initially recorded as an ARO for the Mountain Pass facility may change as a result of changes to the mine permit, and changes in the estimated costs or timing of reclamation activities. We periodically update estimates of cash expenditures associated with our ARO obligations in accordance with U.S. GAAP, which generally requires a measurement of the present value of any increase in estimated reclamation costs using the current credit-adjusted, risk-free interest rate. Adjustments to the ARO for decreases in the estimated amount of reclamation costs are measured using the credit-adjusted, risk-free interest rate as of the date of the initial recognition of the ARO.

At September 30, 2010, our accrued ARO obligation was $11.8 million. Of this amount, approximately $4.6 million is associated with the demolition and removal of buildings and equipment, approximately $4.3 million is associated with groundwater remediation and $2.9 million is associated with the remediation of tailing ponds, removal of land improvements and revegetation.

Property, Plant and Equipment

Property, plant and equipment associated with the acquisition of the Mountain Pass facility is stated at estimated fair value as of the acquisition date. Expenditures for new property, plant and equipment and improvements that extend the useful life or functionality of the asset are capitalized. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred.

Reserves, Mineral Properties and Development Costs

Mineral properties represent the estimated fair value of the mineral resources associated with the Mountain Pass facility as of the acquisition date. We amortize such mineral properties using the units of production basis over estimated proven and probable reserves.

Inventory

Inventories consist of work-in-process, finished goods, stockpiles of bastnasite and lanthanum concentrate and materials and supplies. Inventory cost is determined using the lower of weighted average cost or estimated net realizable value. Inventory expected to be sold in the next 12 months is classified as a current asset in the consolidated balance sheet. Cash flows related to the sale of inventory are classified as operating activities in the consolidated statements of cash flows.

Write-downs to estimated net realizable value are charged to cost of goods sold. Many factors influence the market prices for REOs and, in the absence of established prices contained in customer contracts, management uses Metal-Pages as an independent pricing source to evaluate market prices for REOs at the end of each quarter. Metal-Pages is a widely recognized pricing source within our industry, which collects and summarizes data from rare earth producers in China and Europe. We make appropriate modifications to the Metal-Pages prices, when applicable, to account for differences between the REO grade of our inventory and the REO grade assumed in the corresponding Metal-Pages price.

We evaluate the carrying value of finished goods and materials and supplies inventories each quarter giving consideration to slow-moving items, obsolescence, excessive levels and other factors and recognize related write-downs as necessary. Finished goods inventories that may not meet customer specifications or current market demand, and quantities that exceed a two year supply, generally require write-downs to estimated net realizable value.

We evaluate our stockpiled concentrates each quarter and recognize write-downs as necessary to adjust the carrying value to estimated net realizable value. Our analysis utilizes current market prices from Metal-Pages and estimated costs to complete the processing of our concentrates to REOs. Costs associated with the processing of concentrates through our planned modernized facilities are based on internal and external engineering estimates and primarily include labor and benefits, utilities, chemicals, operating supplies, maintenance, depreciation and amortization and plant overhead expenses. Our estimated costs per pound of REO to be produced in our modernized facilities are significantly lower than our current production costs per pound, resulting in a higher carrying value for our stockpiled concentrates. The use of new and proprietary technologies will allow us to improve our process recoveries and substantially reduce our water consumption. We will reduce our energy costs through the use of a natural gas powered co-generation power plant that will be installed as part of our modernization project. Additionally, we intend to produce our own hydrochloric acid and sodium hydroxide and recycle our acid and base, thereby reducing our cost of reagents. We estimate, based upon our current business plan and estimated future demand for the component rare earth elements to be recovered, that our inventory of stockpiled concentrates will be fully utilized in the production of our rare earth products by March 31, 2013.

Asset Impairments

We account for asset impairment in accordance with ASC 360, Property Plant and Equipment. Long-lived assets such as property, plant and equipment, mineral properties and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future cash flow on an undiscounted basis is less than the carrying amount of the related assets. An impairment loss is measured and recorded based on the discounted estimated future cash flows. Changes in significant assumptions underlying future cash flow estimates or fair values of assets may have a material effect on our financial position and results of operations.

Factors we generally consider important in our evaluation and that could trigger an impairment review of the carrying value of long-lived assets include the following:

•	significant underperformance relative to expected operating results;

•	significant changes in the way assets are used;

•	underutilization of our tangible assets;

•	discontinuance of certain products by us or by our customers;

•	a decrease in estimated mineral reserves; and

•	significant negative industry or economic trends.

The recoverability of the carrying value of our mineral properties is dependent upon the successful development, start-up and commercial production of our mineral deposit and the related processing facilities. Our evaluation of mineral properties for potential impairment primarily includes assessing the existence or availability of required permits and evaluating changes in our mineral reserves, or the underlying estimates and assumptions, including estimated production costs. The determination of our proven and probable reserves is based on extensive drilling, sampling, mine modeling, and the economic feasibility of accessing the reserves. Assessing the economic feasibility requires certain estimates, including the prices of REOs to be produced and processing recovery rates, as well as operating and capital costs. The estimates are based on information available at the time the reserves are calculated.

Although we believe the carrying values of our long-lived assets were realizable as of the relevant balance sheet date, future events could cause us to conclude otherwise.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that will have an impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Our operations may be impacted by commodity prices, geographic concentration, changes in interest rates and foreign currency exchange rates.

Commodity Price Risk

Our principal products, including cerium, lanthanum, praseodymium, neodymium, europium, samarium, gadolinium, dysprosium, and terbium, are commodities but are not traded on any commodity exchange. As such, direct hedging of the prices for future production cannot be undertaken. We generally do not currently have any long-term sales contracts with customers, so prices typically will vary with the transaction and individual bids received. Our products are primarily marketed to manufacturer as component materials. Prices will vary based on the demand for the end products being produced with the mineral resources we mine and process.

Our net sales and profitability are determined principally by the price of the rare earth products that we produce and, to a lesser extent by the price of natural gas and other supplies used in the production process. The prices of our rare earth products are influenced by the price and demand of the end products that our products support, including clean energy technologies. A significant decrease in the global demand for these products may have a material adverse effect on our business. We currently have no hedging contracts in place and intend to consider hedging strategies in future.

Our costs and capital investments are subject to market movements in other commodities such as natural gas and chemicals. We may enter into derivative contracts for a portion of the expected usage of these products, but we do not currently have any derivative contracts and we do not currently anticipate entering into derivative agreements.

Interest Rate Risk

We do not currently have any debt obligations except our inventory financing arrangement with Traxys North America, LLC in the amount of $5 million as of September 30, 2010. Our exposure to interest rate risk as a result of this agreement would result in a roughly $50,000 increase/decrease in interest rate expense for every 1% increase/decrease in the underlying interest rate. Due to our limited borrowings, we are not significantly impacted by variations in interest rates at this time. Our exposure to interest rate risk would increase if, for example, we obtain and utilize debt facilities in the future.

Internal Controls

As a public company, we are required to comply with the record keeping, financial reporting, corporate governance and other rules and regulations of the SEC, including the requirements of the Sarbanes-Oxley Act, and other regulatory bodies. These entities generally require that financial information be reported in accordance with U.S. GAAP. As a private company, we were not required to have, and until late 2009 did not have, sufficient personnel with SEC and Sarbanes-Oxley experience. In addition, we were not required to comply with the internal control design, documentation and testing requirements imposed by Sarbanes-Oxley. Following our initial public offering, we became subject to these requirements.

Effective internal control over financial reporting is necessary for us to provide reliable annual and interim financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed. A material weakness in internal control over financial reporting is defined as a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

During the preparation of our consolidated financial statements as of December 31, 2009 and 2008 and for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, we identified deficiencies in our internal control over financial reporting which, when considered in the aggregate, represent a material weakness. If not remediated, this material weakness could result in material misstatements in our consolidated financial statements in future periods. Specifically, we did not maintain a sufficient complement of personnel with an appropriate level of accounting and financial reporting knowledge, experience and training in the application of U.S. GAAP. We also did not maintain an adequate system of processes and internal controls sufficient to support our financial reporting requirements and to produce timely and accurate consolidated financial statements in accordance with U.S. GAAP. If our efforts are not adequate to remediate this material weakness, we could experience material misstatements in our consolidated financial statements in future periods.

In late 2009, we commenced remediation actions which included hiring several individuals with significant accounting, auditing and financial reporting experience and devoting significant resources to improving our system of processing and internal controls. Specifically, we hired a Chief Financial Officer, a Corporate Controller and a Director of Financial Reporting, and in early 2010, we hired an Accounting Manager for the Mountain Pass facility, all of whom are Certified Public Accountants. We also installed additional functionality and increased the integration of our information technology systems to increase automation and accuracy within our processes. Management has continued to refine and formalize our control procedures, including the implementation of additional and more timely review and approval procedures. We also established an Audit and Ethics Committee of our Board of Directors in conjunction with our initial public offering. Additionally, we have utilized the services of an external consulting firm to provide us with a formal risk assessment and, with their assistance, we have commenced a project to enhance our documentation of our control environment and process controls.

Under current requirements, our independent registered public accounting firm will not be required to evaluate and assess our internal control over financial reporting until we file our annual report on Form 10-K for the year ended December 31, 2011. Consequently, we will not be evaluated independently in respect of our controls for a substantial period of time after this offering is completed. As a result, we may not become aware of other material weaknesses or significant deficiencies in our internal controls that may be later identified by our independent registered public accounting firm as part of the evaluation.

The actions we have taken to date, or any future measures or actions we will take, may not remediate the material weakness mentioned above. See “Risk Factors — Risks Related to Our Business— We identified a material weakness in our internal control over financial reporting which, if not satisfactorily remediated, could result in material misstatements in our consolidated financial statements in future periods” and “— We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to achieve and maintain effective internal controls, particularly in a period of anticipated rapid growth, our operating results and financial condition could be harmed” included elsewhere in this prospectus.

RARE EARTH INDUSTRY OVERVIEW

The Rare Earth Elements

The REE group includes 17 elements, namely the 15 lanthanide elements, which are cerium, lanthanum, neodymium, praseodymium, promethium (which does not occur naturally), samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as REOs. Light and heavy REEs are contained in all rare earth deposits, including in our deposit at Mountain Pass. Heavy REEs generally command higher sales prices on a per pound basis than light REEs because heavy REEs are not as prevalent. Cerium, lanthanum, neodymium, praseodymium and samarium are considered “light REEs” that are more predominant in bastnasite, while europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium are considered “heavy REEs” that are more predominant in monazite. Our reserves are bastnasite, but there are also known monazite occurrences on our property that we are currently examining.

Global Rare Earth Market

REEs have unique properties that make them critical materials to many existing applications upon which society has become dependent as well as many emerging applications. Examples include:

•	Clean-Energy Technologies: hybrid and electric vehicles, wind power turbines and compact fluorescent lighting;

•	High-Technology Applications: miniaturization of cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical Defense Applications: guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced Water Treatment: industrial, military, homeland security and domestic and foreign aid applications.

Rechargeable Batteries

One of the most effective rechargeable batteries is the NiMH battery, which is used in nearly all hybrid and electric vehicles and many other electronic products. A mixed rare earth metal alloy is used as the anode in the NiMH battery. Cerium and lanthanum are the main REEs used in the NiMH battery.

Magnets

REEs are critical elements in the world’s strongest permanent magnets. These magnets are utilized in electric motors, a key component of all motor vehicles, especially hybrid and electric vehicles. A new and rapidly expanding use of rare earth permanent magnets is in wind turbine permanent magnet generators. Owing to the high power-to-weight ratio of the magnets, less material is required, permitting engines and generators to be considerably more powerful while at the same time smaller and lighter. The powerful REE-

based magnets have made possible the miniaturization of hard disk drives used in computers and many other electrical devices such as personal digital assistant devices and digital music players. Neodymium, praseodymium, samarium, and dysprosium are critical to the permanent magnet industry due to their unique magnetic properties. Based on estimates by IMCOA, by 2014, global demand for rare earths used in magnets is estimated at 40,000 mt of REO, excluding demand from the wind energy sector. The wind energy sector could consume up to an additional 9,000 mt of REO, 1,350 mt of which is estimated solely for the United States. According to IMCOA, the wind energy sector in the United States alone could lead to a 3% to 4% increase in global demand for REOs used in magnets. China succeeds with its current target, then this could lead to additional consumption of REOs used in magnets of 8% to 10% by 2014. Today, nearly all magnetic rare earth products are produced from Chinese-sourced REOs, and there is no U.S. domestic manufacturer of NdFeB magnets, as confirmed by the April 2010 U.S. GAO briefing.

Catalysts

REEs are commonly used as a form of catalyst, referred to as a fluid bed cracking catalyst. Fluid bed cracking catalysts are being used increasingly in the oil industry because they enhance the efficiency of separating various fractions from crude oil during the refining process. Lanthanum is the main REE used in fluid bed cracking catalysts.

REEs are also used in another form of catalyst in vehicles. A catalytic converter is a device fitted to the exhaust system of a combustion engine that reduces the toxicity of emissions. Recent technological advances have seen the emergence of the three-way catalytic converter. This device reduces toxic nitrogen oxides to more benign nitrogen and oxygen, oxidizes toxic carbon monoxide to carbon dioxide and oxidizes unburnt hydrocarbons. Cerium is the REE used in catalytic converters, where it forms part of the catalyst. Increasingly stringent vehicle emission laws are being introduced throughout the world, and, according to the Manufacturers of Emission Controls Association, 100% of new vehicles sold in the United States are equipped with three-way catalytic converters while many developing nations are also mandating that new passenger cars be equipped with three-way catalytic converters.

Water Treatment

We have developed XSORBX®, a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. This product, which we have proven to be effective in removing arsenic and other contaminants from water, is applicable to a broad range of applications. There are several opportunities for us to commercialize this technology in the industrial, defense, foreign aid and outdoor enthusiast sectors. For example, we have applied the technology in the mining and smelting industries as a means to improve management of arsenic-laden process streams and have also developed a portable drinking water filtration system for U.S. defense applications and for the outdoor recreation industry. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets.

Demand for Rare Earth Products

The lack of available substitutes makes REEs essential for existing and emerging technologies. According to IMCOA, global demand in 2010 is estimated to have been approximately 125,000 mt of REO, roughly equivalent to the 2008 demand level.

Global demand for rare earths by market (mt of REO): 2008 & 2015 ± 20%

Source: IMCOA (January 2011)

Factors that could influence upward demand for rare earth products include:

•	the use of neodymium, praseodymium and dysprosium in high-strength NdFeB magnets that are critical to hybrid and electric vehicles and the increased construction of wind power generation facilities, particularly off-shore installations;

•	the use of lanthanum and cerium for NiMH batteries that are utilized in hybrid and electric vehicles;

•	the use of europium, terbium and yttrium in the production of compact fluorescent light bulbs;

•	the use of high-strength NdFeB magnets in the miniaturization of electronic products;

•	the use of lanthanum by refineries processing lower quality crude oil that consumes greater quantities of fluid cracking catalysts;

•	the increased use of REEs in the drive to improve energy efficiency and reduce GHGs by the United States and the European Union;

•	the use of cerium in advanced water filtration applications; and

•	continued research and commercialization of new applications for rare earths products.

Global consumption of REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. For example, the integration of rare earth permanent magnet drives into wind power turbines has substantially reduced the need for gearboxes, which increases overall efficiency and reliability. According to IMCOA, total demand for rare earths outside of China is expected to increase at a compound annual growth rate, or CAGR, of approximately 7% between 2010 and 2015. In addition, according to IMCOA, global demand for rare earths used in magnets is expected to grow at a CAGR of approximately 8% over the same period. IMCOA estimates that total global demand for rare earths is expected to increase from 125,000 mt in 2010 to 185,000 mt in 2015, which results in a CAGR of approximately 8% for that period.

Supply for Rare Earth Products

China has dominated the global supply of REOs for the last ten years and, according to Roskill, accounted for approximately 96% of global REO production in 2008. Even with our planned production, global supply is expected by analysts to remain tight due to the combined effects of growing demand and actions taken by the Chinese government to restrict exports. The Chinese government heightened international supply concerns beginning in August 2009 when China’s Interior Ministry first signaled that it would further restrict exports of Chinese rare earth resources. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration. According to IMCOA, China’s export quotas have decreased from approximately 65,600 mt of REO in 2004 to approximately 50,000 mt of REO in 2009. On July 8, 2010, China’s Ministry of Industry and Information Technology issued the export quota for the second half of 2010, which reduced exports by 72% compared with the second half of 2009 and 40% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. On December 28, 2010, China’s Ministry of Industry and Information Technology further reduced the export quota for the first half of 2011, reducing exports by 35% compared with the first half of 2010 and 20% for the twelve months ended June 30, 2011 as compared to the twelve months ended June 30, 2010. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009.

China’s internal consumption of rare earths is expected to continue to grow, leaving the Rest of World with less supply during a period of projected increasing global demand. China also dominates the manufacture of rare earth metals, producing substantially all of the world’s supply, and the manufacture of NdFeB magnets, producing approximately 80% of the world’s supply. Neither capability currently exists in the United States, as confirmed by the April 2010 U.S. GAO briefing.

China has announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. In December 2010, the U.S. Department of Energy released a study concluding that five rare earth metals, dysprosium, neodymium, terbium, europium and yttrium, are critical to clean energy technologies in the short term and medium term due to their importance to the clean energy economy and risk of supply disruption. The report emphasizes that diversified global supply chains for these critical materials are essential, and calls for steps to be taken to facilitate extraction, processing and manufacturing in the United States. Additionally, the U.S. Department of Defense is conducting a study to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the current and projected global REE supply deficit.

According to the April 2010 U.S. GAO briefing:

•	the Mountain Pass mine is the largest non-Chinese rare earth deposit in the world;

•	other U.S. rare earth deposits exist, but these deposits are still in early exploratory stages of development;

•	officials emphasized the significance of the widespread use of commercial-off-the-shelf products in defense systems that include rare earth materials, such as computer hard drives;

•	heavy REEs, such as dysprosium, which provide much of the heat-resistant qualities of permanent magnets used in many industry and defense applications, are considered to be important;

•	government and industry officials told the U.S. GAO that where rare earth materials are used in defense systems, the materials are responsible for the functionality of the component and would be difficult to replace without losing performance;

•	a 2009 National Defense Stockpile configuration report identified lanthanum, cerium, europium and gadolinium as having already caused some kind of weapon system production delay and recommended further study to determine the severity of the delays; and

•	defense systems will likely continue to depend on rare earth materials, based on their life cycles and lack of effective substitutes.

The forecasted demand by IMCOA set forth in the graph below assumes Mountain Pass and other rare earth projects commence production and account for a significant portion of the forecasted increase in supply. If these projects do not commence production when anticipated, there will be a gap between forecasted demand and forecasted supply. IMCOA expects that this anticipated market dynamic will underpin continued strong pricing.

Global Rare Earths Supply & Demand, 2005-2020 (mt REO, +/- 20%)

Source: IMCOA (January 2011)(1)

(1)	Does not reflect our potential to increase production to 40,000 mt of REO per year following the completion of our capacity expansion plan, but instead reflects our production of 19,050 mt of REO per year beginning in 2013.

As a result of the global economic crisis, rare earth product prices declined by approximately 50% during 2008 and through the third quarter of 2009. According to Metal-Pages, from October 2009 through December 2010, prices for rare earths have risen by approximately 780% on average. Furthermore, over the same period, prices for some of the most common rare earths (cerium oxide, lanthanum oxide, neodymium oxide, and rare earth carbonate) have risen by more than 1000% on average.

In 2008, global production of rare earths was estimated at approximately 129,000 mt of REO according to Roskill. According to IMCOA, China accounted for approximately 96% of this total. As a result of economic, environmental and regulatory factors in China, as well as internal industrial development, there is uncertainty with respect to the availability of rare earth products from China. Although Chinese production of rare earth materials is increasing, export quotas imposed by the Chinese government are decreasing, thus reducing the amount of rare earth materials that China may export for the rest of the world. This reduction is occurring at a time when the demand for REEs is growing significantly.

In expectation of increasing demand, there are a limited number of rare earth projects outside of China that are in various stages of development. None of these deposits are currently in production. The success of any other rare earth projects depends on a number of factors, including:

•	REO grade;

•	obtaining and maintaining operating and environmental permits;

•	acceptance in the marketplace as a long-term viable alternative to Chinese production;

•	the amount of recoverable high-value REEs contained in ore (such as neodymium, praseodymium, europium and dysprosium);

•	reserve life;

•	the ability to separate and concentrate rare earth minerals;

•	the ability to economically crack rare earth mineral concentrates and produce high yields;

•	the ability to separate REEs and manufacture finished products;

•	natural radioactive material content of the ore and the ability to responsibly and economically manage radioactive waste;

•	the cost of bringing the property into production; and

•	access to critical infrastructure, including electricity, fuel and transportation.

BUSINESS

Our Business

We are the REO producer in the Western hemisphere and own one of the world’s largest, most fully developed rare earth projects outside of China. Furthermore, following the execution of our “mine-to-magnets” strategy and completion of our initial modernization and expansion plan, we expect to be one of the world’s most integrated producers of rare earth products, including oxides, metals, alloys and magnets. In light of strong industry fundamentals, including reduced Chinese supply and strong pricing increases, our Board of Directors recently approved a second-phase capacity expansion plan in addition to our initial modernization and expansion plan, which we expect to result in the ability to produce approximately double the amount of REO that we will be able to produce upon completion of our initial modernization and expansion plan.

Our rare earths are critical inputs in many existing and emerging applications including: clean energy technologies, such as hybrid and electric vehicles and wind power turbines; multiple high-tech uses, including fiber optics, lasers and hard disk drives; numerous defense applications, such as guidance and control systems and global positioning systems; and advanced water treatment technology for use in industrial, military and outdoor recreation applications. Global demand for REEs is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses. We have made significant investments, and expect to continue to invest, in developing technologically advanced applications and proprietary applications for individual REEs.

For the year ended December 31, 2009 and for the nine months ended September 30, 2010, we generated approximately $7.1 million and $13.2 million of revenue, respectively, from sales of products manufactured from stockpiled feedstocks, although these levels of revenue are not representative of our planned level of operations after we complete our initial modernization and expansion plan and capacity expansion plan.

Our Mine Process and Development Plans

We and SRK Consulting estimated total proven reserves as of February 6, 2010 of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, at our Mountain Pass mine. Upon the completion of our initial modernization and expansion plan, which we expect to be completed by the end of 2012, we will have the ability to produce approximately 19,050 mt of REO per year at our Mountain Pass facility. Upon the completion of our recently approved capacity expansion plan, by the end of 2013, we expect to have the ability to produce up to approximately 40,000 mt of REO per year at our Mountain Pass facility, or approximately double the amount we will be able to produce upon completion of our initial plan. Based on our estimated reserves and an expected annual production rate of approximately 19,050 mt of REO under our initial modernization and expansion plan, our expected mine life is in excess of 30 years (SRK Consulting has preliminarily indicated, however, that doubling the amount of production pursuant to the second-phase capacity expansion plan would reduce the current mine life by half, assuming no additional exploration, no realization of anticipated improvements in recoveries, and all other factors remain constant.) According to Roskill, global REO production in 2008 was approximately 129,000 mt, of which only approximately 4,220 mt originated from outside of China, with Molycorp producing approximately 1,700 mt from its stockpiles and Russian producers producing approximately 2,500 mt. This contrasts with total demand outside of China in 2008 of approximately 56,000 mt, according to IMCOA, with rapid growth expected by industry analysts.

Mine-to-Oxides

At our Mountain Pass facility, we have the ability to mine, crush, mill and separate rare earth ore to produce individual REEs. We hold a mine plan permit and an associated environmental impact report, which allow continued operations of our Mountain Pass facility through 2042. Since our acquisition of the Mountain Pass facility, we have been producing and selling REOs from stockpiled feedstocks to significantly improve our solvent extraction technologies and capabilities. We are now achieving greater than 98% recovery in our solvent extraction units at commercial scale for lanthanum, didymium and a heavy rare earth concentrate composed of samarium, europium, gadolinium, dysprosium and terbium, or SEG concentrate, which we believe is one of the highest recovery rates in the world. We have also developed the expertise to produce the following REEs in many usable forms: bastnasite concentrate; cerium; lanthanum; neodymium; praseodymium; europium; samarium; gadolinium; dysprosium; and terbium. When used to describe the current recovery rate for our solvent extraction units, the term “commercial scale” means that the solvent extraction units are operating at such a production rate that the scale-up factor required to achieve the desired production rate is less than 10 times the current production rate.

Processing at our Mountain Pass facility entails mining the bastnasite ore followed by crushing and milling it to a fine powder. Milled bastnasite ore is then processed by flotation whereby the bastnasite, which is a mineral containing light and heavy rare earth elements, floats to the surface and is separated from the waste material, which sinks in a series of flotation cells. The resultant bastnasite concentrate is then processed by leaching with strong acid solutions followed by a series of solvent-extraction separation steps that produce various individual REO minerals, generally in a high purity (greater than 99%) oxide form. In the second quarter of 2010, we began processing bastnasite concentrate from our stockpiles in an effort to commercially demonstrate our new cracking technology while at the same time continue to further optimize our processing technologies and improve recovery rates compared to historical operations at the Mountain Pass facility.

We recommenced mining operations in December 2010 and are preparing to recommence milling operations, which we expect to occur in the first quarter of 2012. Recommencement of mining and milling operations is coincident with our initial modernization and expansion plan, which will give us the capacity to efficiently produce at a rate of approximately 19,050 mt of REO per year by the end of 2012. Additionally, upon the completion of our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. In the April 2010 U.S. GAO briefing, government and industry officials stated that, for a typical exploration-stage mine, once a company has secured the necessary capital to start a mine, it can take from seven to 15 years to bring a property fully online, largely due to the time it takes to comply with multiple state and federal regulations. Since our Mountain Pass facility is not an early stage rare earth project, we believe we have a significant timeline advantage as we have a well-defined ore body, an existing open pit with over 50 years of production history, an existing mine and reclamation plan, proven reserves, substantial permitting, and all necessary technology to successfully process and separate the rare earth elements at a commercial scale.

Oxides-To-Metals/Alloys

We expect to sell and transport a portion of the REOs we produce to customers for use in their particular applications. The remainder of the REOs will be processed into rare earth metals. A portion of these metals will be sold to end-users and we expect to process the rest into rare earth alloys. These rare earth alloys can be used in a variety of applications, including but not limited to: electrodes for nickel metal hydride, or NiMH, battery production; samarium cobalt magnet production; and neodymium iron boron, or NdFeB, magnet production. A portion of these rare earth alloys will be manufactured into NdFeB magnets as part of our alloy and magnet production joint ventures, described below, and we expect to sell the rest to end-users.

Our modernization and expansion plans envision adding facilities and equipment for metal conversion and alloy production at the Mountain Pass facility or an off-site property. If we are able to add an off-site facility to produce rare earth metals and alloys instead of adding such facilities and equipment at Mountain Pass, we would transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location to produce rare earth metals and alloys. In December 2010, we entered into a non-binding letter of intent with Hitachi, a leading manufacturer of NdFeB alloys and magnets, to form joint ventures for the production of rare earth alloys and magnets in the United States. Additionally, we have entered into a non-binding letter of intent with Neo Material that, among other things, contemplates a technology transfer agreement pursuant to which Neo Material may provide us with technical assistance and know-how with respect to the production of rare earth metals, alloys and magnets.

Alloy and Magnet Production Joint Ventures

NdFeB magnets, which are critical components in “green” technologies and the miniaturization of electronics, are primarily manufactured in China (approximately 80%) and Japan (approximately 20%). Our proposed joint ventures with Hitachi would provide us with access to the technology, people and facilities to convert our rare earth materials into rare earth alloys and high-performance permanent rare earth magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such joint ventures, in conjunction with our current modernization plans and the potential technology transfer agreement with Neo Material, is expected to provide us with the capability to mine, process, separate and alloy individual REEs and manufacture them into NdFeB magnets. This downstream integration, which we refer to as our “mine-to-magnets” strategy, would make us the only fully integrated producer of NdFeB magnets outside of China, helping to secure a rare earth supply chain for the Rest of World. In addition to the foregoing, we continue to explore additional joint ventures or other arrangements with third parties for the production of NdFeB alloys and/or magnets.

Rare earth “mine-to-magnets” production supply chain

Our Strengths

We believe that we possess a number of competitive strengths that position the Mountain Pass facility to regain its role as one of the leading global suppliers of REOs.

We have a proven source of REOs with high-grade ore and long reserve life.

Prior to the end of the last mining campaign at the Mountain Pass facility in 2002, the mine had been in continuous operation for over 50 years. Since our acquisition of the Mountain Pass facility, we have been processing stockpiled feedstocks as part of our ongoing effort to significantly improve our solvent extraction technologies and other processing capabilities. Today, based on estimated total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves of 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, in each case using a cut-off grade of 5.0%, the Mountain Pass mine has a life in excess of 30 years at an annual production rate of approximately 19,050 mt of REO. Our leadership team is committed to the continuous and sustainable manufacture of rare earth products at the Mountain Pass facility using advanced milling and processing technologies that will significantly increase the life of the known ore body at the Mountain Pass facility. Additionally, in 2010, we expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility. This program will also help to establish whether our measured, indicated and inferred resources can become proven or probable reserves.

We expect to be well-positioned to capitalize on the tightening balance of global supply and demand of rare earth products.

As worldwide demand for rare earth products increases, the supply of REOs remains limited by available production capacity, which is currently concentrated in China. According to IMCOA, China accounted for approximately 96% of global REO production in 2008. China also dominates the manufacture of metals and NdFeB magnets from rare earths, capabilities that are not currently found in the United States.

Chinese government policies will also impact the supply and demand of REOs and rare earth products. We believe that the Chinese government intends to increase wind generated power to at least 150 gigawatts by 2020. The Chinese government has proposed a package of over $29 billion to fund hybrid and electric vehicle production, placing additional strain on the REE supply chain. Citing the importance of REE availability to internal industries and the desire to conserve resources, the Chinese government has also announced export quotas, increased export tariffs and introduced a “mining quotas policy” that, in addition to imposing export quotas and export tariffs, also imposes production quotas and limits the issuance of new licenses for rare earth exploration.

According to IMCOA, China’s export quotas have decreased from approximately 65,600 mt of REO in 2004 to approximately 50,000 mt of REO in 2009. On July 8, 2010, China’s Ministry of Industry and Information Technology issued the export quota for the second half of 2010, which reduced exports by 72% compared with the second half of 2009 and 40% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. On December 28, 2010, China’s Ministry of Industry and Information Technology further reduced the export quota for the first half of 2011, reducing exports by 35% compared with the first half of 2010 and 20% for the twelve months ended June 30, 2011 as compared to the twelve months ended June 30, 2010. In 2008, according to IMCOA, China imposed export taxes of up to 25% on selected REOs (primarily heavy REOs) and up to 15% for all other REOs (primarily light REOs). In addition, according to IMCOA, China’s Ministry of Industry and Information Technology issued a plan in 2009 to reduce the production of separated rare earths by 7% to 110,700 mt of REO in 2009.

IMCOA estimates there is a currently a global deficit in REO supply, which anticipated to continue without the advent of production from new projects, such as Mountain Pass. Limits on rare earth exports from China and the lack of available substitutes make the development of new sources of REEs essential to meet the growing demand for existing and emerging technologies, such as hybrid and electric vehicles, wind power turbines, compact fluorescent light bulbs, hard disk drives and dual use electronics.

China has announced a national stockpile program, as has South Korea. Additionally, Japan has increased its national stockpile program. In December 2010, the U.S. Department of Energy released a study concluding that five rare earth metals, dysprosium, neodymium, terbium, europium and yttrium, are critical to clean energy technologies in the short term and medium term due to their importance to the clean energy economy and risk of supply disruption. The report emphasizes that diversified global supply chains for these critical materials are essential, and calls for steps to be taken to facilitate extraction, processing and manufacturing in the United States. Additionally, the U.S. Department of Defense is conducting a study to determine its rare earth requirements and supply chain vulnerabilities and whether to build a strategic stockpile. These stockpile programs will likely accelerate the pace of the current and projected global REE supply deficit.

U.S. federal government investments and policies may materially increase end-market demand for our rare earth products. For example, the U.S. federal government approved $45 billion in grant funding and loan guarantees directed toward wind power generation projects and hybrid and electric vehicles. Pending energy legislation may also increase demand for clean technology applications, which use rare earth products.

Upon reaching a full planned production rate of approximately 19,050 mt of REO per year by the end of 2012 under our initial modernization and expansion plan, we expect to be in a position to supply a substantial portion of the U.S. demand and also sell to export markets. In addition, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013.

We have a highly experienced and qualified management team.

Our President and Chief Executive Officer has over 29 years of experience, over 24 of which are associated with the Mountain Pass facility. In addition, our Chief Technology Officer, General Counsel and Chief Financial Officer have over 75 years of combined technical, operational, legal, financial and management experience. Many of our key employees have worked with the Mountain Pass facility for over 20 years each. We also have a proven technology and product development group and as of December 31, 2010, held 88 issued and pending U.S. patents and patent applications, and 190 issued and pending foreign patents and patent applications. Management has also created a work environment that prioritizes safety. Since July 2005, the Mountain Pass facility has not had a lost-time accident and has received the coveted “Sentinels of Safety” award from the Mine Safety and Health Administration, or MSHA, for three of the last six years.

Our Business Strategy

Our business strategy is to:

Build the largest, most advanced and efficient fully integrated REO processing facility in the world.

We intend to replace existing equipment at the Mountain Pass facility in connection with our modernization and expansion efforts. We also intend to build the largest, most advanced and efficient fully integrated REO processing facility in the world to support our anticipated production requirements. Following the purchase, delivery, installation and start-up of new equipment, our fully integrated facility will allow us to reach full production, utilizing our newly optimized and commercially proven REO processing operations. Additionally, we expect that our proprietary production technology and our planned new paste tailings operation will reduce our environmental footprint and set the standard in the industry for environmental stewardship.

Successfully complete modernization and expansion efforts and reach full planned production rates for REOs at the Mountain Pass facility.

After reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year by the end of 2012. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. We operate the Mountain Pass facility pursuant to a conditional use permit that allows us to feed ore to the mill at a rate of 2,400 tons per day through 2042. While the Mountain Pass facility historically required 2,000 tons of mill feed per day to manufacture approximately 19,050 mt of REO per year, we expect that new proprietary technologies we developed will allow us to extract the same 19,050 mt of REO per year while only using approximately 1,100 to 1,200 tons of mill feed per day, thus allowing us to increase annual REO production from our initial plan of 19,050 mt of REO per year to up to 40,000 mt of REO per year without any change in the permit limit. These estimates are based on results achieved at the Mountain Pass facility in full scale mill test runs from 2001 to 2002. In addition, we have improved cracking technology at commercial scale (2,000 to 3,000 mt per year production rate) from 2009 to date and improved performance of our solvent extraction at commercial scale (2,000 to 3,000 mt per year production rate) as demonstrated from 2007 to 2009.

Improve our operating efficiencies with technically advanced manufacturing techniques.

We intend to continue to improve the efficiency of our operations through the creation and use of technically advanced manufacturing processes for production of rare earth products, which will allow us to deliver high-quality rare earth products at globally competitive prices. We have already invested significant resources towards perfecting our REO processing operations and developing new and proprietary applications for individual REEs. We expect that by advancing all of these technologies, we will continue to lower our operating costs.

Manage our costs to be cost competitive.

The success of our business will depend on our ability to manage our costs. We will manage these costs through the use of new production technologies that have been developed by our research and development group, which will use less energy and raw materials and will result in a reduced environmental footprint. These production technologies will substantially reduce the amount of water consumption and waste water generation. We plan to use our proprietary technology to maximize our process recoveries and maximize REO concentrate production per unit of extracted ore. We plan to install a natural gas powered co-generation power plant as part of our modernization and expansion of the Mountain Pass facility to reduce energy consumption and costs as well as minimize or eliminate our reliance on the regional electric power grid. As part of our modernization and expansion of the Mountain Pass facility, we also intend to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility and recycle our acid and base, thereby reducing our reliance on external sources of reagents. After completion of our modernization and expansion efforts, we anticipate our most significant cash operating costs will consist of natural gas and labor.

Secure customer commitments to provide a stable revenue stream.

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. Pursuant to our two contracts with Grace, we have agreed to supply Grace with a significant amount of REOs, primarily lanthanum oxide, through mid-2012 at market-based prices subject to a ceiling and a floor and with up to 75 percent of our lanthanum product production per year (based on our initial planned capacity) at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at Grace’s option for an additional three-year period. Upon execution of definitive agreements with Sumitomo, we also expect to provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion of the Mountain Pass facility, at market-based prices subject to a floor. As of January 1, 2011, we also had 21 non-binding letters of intent to sell our rare earth products. These letters of intent, together with our contracts with Grace and memorandum of understanding with Sumitomo, represent approximately 148% of our anticipated production of approximately 19,050 mt of REO for 2013 under our initial modernization and expansion plan, and our non-binding letter of intent with Neo Material also contemplates the sale of certain rare earth products. Prior to commencing anticipated production of approximately 19,050 mt of REO year, we intend to enter into short- and long-term sales contracts with existing and new customers for amounts not in excess of our actual planned production. In addition, we are in discussions with multiple large, globally diversified mining companies regarding the sale of XSORBX®, which will expand demand for cerium in times when it is in surplus and low priced. XSORBX® is a proprietary product and process, primarily consisting of cerium, that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets.

The following table compares the volume under our contracts with Grace, our memorandum of understanding with Sumitomo and our 21 non-binding letters of intent to our anticipated production of approximately 19,050 mt of REO for 2013 (in mt):

						Percent of
	Anticipated	Volume Under				Anticipated
	2013	Letters of		Contracted	Uncommitted	2013
Product Type	Production(1)(2)	Intent(1)(2)		Volume(9)	Volume(10)	Production(11)

Lanthanum oxide or other form	3,104	4,641		4,535	—	296%
Lanthanum metal	2,507	700	(3)	—	1,807	28%
Cerium non-metal	9,684	11,265	(4)	—	—	116%
Cerium metal	—	200	(3)	—	—	—
Neodymium oxide or other form	—	50		—	—	—
Neodymium or NdPr metal	313	3,596	(5)	—	—	1,149%
Praseodymium metal	116	60	(5)	—	56	52%
Europium oxide	19	7	(6)	—	12	37%
Samarium Oxide	—	40		—	—	—
Samarium metal(7)	191	40		—	151	21%
NdPr metal in NdFeB alloy	1,964	1,103	(8)	—	861	56%
NdPr metal in NdFeB magnets	—	290	(8)	—	—	—

TOTAL	17,898	21,992		4,535	2,887	148%

(1)	Alloy and magnet production and letter of intent volume are reported on a rare earth metal basis. Three of our non-binding letters of intent contain a volume range; these letters cover lanthanum oxide, cerium non-metal and NdPr metal in NdFeB alloy. With respect to these non-binding letters of intent, the table above reflects the high end of the range provided for in each letter. In addition, certain of our non-binding letters of intent provide for a certain volume of rare earth metals or alloys but do not allocate that volume among specific rare earth metals or alloys. In those instances, we have allocated the volume in those letters based on management’s estimates of the needs of those customers and their specific applications. The table above includes anticipated sales of cerium and lanthanum-based products and didymium oxide to Sumitomo, subject to execution of definitive agreements. The table above does not include any sales of any products under either of the agreements we have entered into with Traxys North America LLC, which we refer to as Traxys. See “Certain Relationships and Related-Party Transactions — Inventory Financing and Resale Agreements.” Additionally, pursuant to the terms of our non-binding letter of intent with Neo Material, Neo Material may agree to purchase 3,000 to 5,000 mt of mixed rare earth carbonate and 300 to 500 mt of neodymium oxide and praseodymium oxide per year, which amounts are not included in the table above.

(2)	With respect to our metal products, there is a 14.2% loss of mass when REOs are converted to rare earth metal due to oxygen evolution, which accounts for most of the difference between the 17,898 mt total 2013 production rate and our anticipated production rate of approximately 19,050 mt of REO per year in 2013.

(3)	Contained within mischmetal, a combination of lanthanum, cerium and iron, for battery alloy producers.

(4)	Volume shown is used in traditional glass or catalyst market segments and represents only a very small fraction of cerium buyers. Although IMCOA predicts that there will be a surplus of cerium in the future, we anticipate most of our production will serve the new, proprietary XSORBX® market segment if a surplus develops. At current prices, we would seek to sell cerium for other uses instead. This segment alone is expected to consume many times more cerium units than we can produce. We believe the new segment negates the need for additional letters of intent at this time.

(5)	We have received non-binding letters of intent for 9,700,000 pounds of Nd and/or NdPr metal (otherwise known as didymium metal). To demonstrate the Nd and Pr breakdown, we have split the didymium requirement to the generally accepted ratio of 75/25 Nd to Pr in the didymium metal. Some of our metal production will be consumed internally for downstream NdFeB alloy/magnet production.

(6)	We expect to receive non-binding letters of intent from a number of phosphor producers, which will easily consume our europium production. At this time, we are the only producer outside of China for this element, which enables energy efficient, compact fluorescent lights and straight tube T-8 lamps.

(7)	IMCOA estimates that there is a surplus of samarium metal.

(8)	This represents the estimated NdPr metal contained in the non-binding letter of intent volume for NdFeB alloy and magnets.

(9)	Represents volume under our contracts with Grace.

(10)	Represents volume not committed under contract or covered by non-binding letters of intent.

(11)	Represents volume under non-binding letters of intent and contracted volume as a percentage of anticipated 2013 production.

Integrate downstream to profitably capture the full value chain.

We intend to utilize vertical integration through further downstream processing of our REOs into rare earth metals, alloys and finished magnets. Our initial modernization and expansion plan envisions adding facilities and equipment for metal conversion and alloy production at the Mountain Pass facility or an off-site property. If we add an off-site facility to produce rare earth metals and alloys instead of adding such facilities and equipment at Mountain Pass, we would transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location to produce rare earth metals and alloys. In December 2010, we entered into a non-binding letter of intent with Hitachi to form joint ventures for the production of rare earth alloys and magnets in the United States. Additionally, we have entered into a non-binding letter of intent with Neo Material that, among other things, contemplates a technology transfer agreement pursuant to which Neo Material may provide us with technical assistance and know-how with respect to the production of rare earth metals, alloys and magnets. This “mine-to-magnets” strategy, if successfully implemented, would make us the first fully integrated supplier of

NdFeB magnets in the world and the only producer of NdFeB magnets in the United States. In addition, we are working to identify and develop new downstream opportunities for the REOs, rare earth metals and alloys and rare earth products we will manufacture.

Develop new higher margin products.

We intend to develop new higher margin products and processes for REEs that historically have had lower demand. For example, cerium is used primarily for glass polishing and has typically sold at prices lower than those for other REEs. However, we have developed XSORBX®, a proprietary product and process, primarily consisting of cerium, that we have proven to be effective in removing arsenic and other heavy metals from industrial processing streams. This will allow our customers to more safely sequester arsenic and increase their production. We believe this product is applicable to a broad range of applications with higher margins. For example, in addition to removing arsenic and other contaminants from industrial waste water, XSORBX® can also be used to treat drinking water, which we believe is an application with a higher margin as compared to cerium spot prices. We have entered into two purchase agreements to provide XSORBX® to companies in the drinking water market. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets. We are continuing to seek additional letters of intent and sales contracts with existing and new customers for sales of XSORBX®. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. We will continue to focus on establishing proprietary markets for low-demand REEs to provide us with an opportunity to sell these REEs as higher margin products.

Our Corporate History and Structure

Molycorp Minerals, LLC, a Delaware limited liability company formerly known as Rare Earth Acquisitions LLC, was formed on June 12, 2008 to purchase the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation. Prior to the acquisition, the Mountain Pass facility was owned by Chevron Mining Inc. and, before 2005, by Unocal Corporation. Molycorp, LLC, which was the parent of Molycorp Minerals, LLC, was formed on September 9, 2009 as a Delaware limited liability company. Molycorp, Inc. was formed on March 4, 2010 as a new Delaware corporation and was not, prior to the date of the consummation of its initial public offering, conducting any material activities.

The members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all of the holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. Following the corporate reorganization, Molycorp, LLC was merged with and into Molycorp Minerals, LLC. Immediately prior to the consummation of Molycorp, Inc.’s initial public offering, all of the shares of Class A common stock and Class B common stock were converted into shares of common stock.

The Mountain Pass Facility

At the Mountain Pass facility, we own an open-pit mine containing one of the world’s most fully developed rare earth deposits outside of China. In addition to the mine, the Mountain Pass facility includes associated crushing, milling, flotation and separation facilities. These facilities are not currently in full operation, and will need to be modernized or refurbished before we can recommence mining operations. The Mountain Pass facility is located approximately 60 miles southwest of Las Vegas, Nevada near Mountain Pass, San Bernardino County, California. The Mountain Pass facility straddles Interstate 15 and may be accessed by existing hard-surface roads, which we use to transport products from the Mountain Pass facility to our customers using commercial vehicles.

The Mountain Pass facility represents the only developed commercial source of rare earth material in the Western hemisphere. Molybdenum Corporation of America began REO mining operations at the Mountain Pass facility in 1952. REO production at the Mountain Pass facility, as well as milling and separation processes, continued under Unocal Corporation, which purchased Molybdenum Corporation of America in 1977, until 1998. In 1998, all chemical processing operations were suspended, primarily due to leaks in a wastewater pipeline that transported waste salt water to evaporation ponds on the Ivanpah dry lake bed. The leaks resulted in the release of wastewater containing elevated levels of sodium chloride, along with minor concentrations of dissolved rare earths and radionuclides. We did not acquire the wastewater pipeline or the evaporation ponds in the acquisition of the Mountain Pass facility from Chevron Mining Inc. in 2008, and Chevron Mining Inc. is obligated to remove the remaining pipeline and remediate the impacted soils. See “Business — Environmental, Health and Safety Matters.” Mining and milling operations continued until 2002 when those operations were also placed on standby due to softening prices for REOs, a lack of additional tailings disposal capacity and delays in obtaining permits required for the new paste tailings storage facility. Unocal Corporation thereafter sold or otherwise disposed of substantially all of the mining equipment at the Mountain Pass facility (e.g., shovels, haul trucks, etc.) prior to being acquired by Chevron Corporation in 2005. Operations at the Mountain Pass facility remained suspended until September 2007 when Chevron Mining Inc., a wholly-owned subsidiary of Chevron Corporation, commenced a NFL pilot processing campaign. Under the NFL campaign, lanthanum, which was produced prior to suspending activities in 1998 and held in lanthanum pond stockpiles at the Mountain Pass facility, was processed in order to recover the related neodymium and praseodymium. The NFL campaign did not constitute the restart of fully integrated operations at the Mountain Pass facility and was used as an opportunity to improve processing technologies and generate very modest revenue. On September 30, 2008, we acquired the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc. through Rare Earth Acquisitions LLC (which was later renamed Molycorp Minerals, LLC). The acquisition by us excluded certain assets and liabilities, including certain liabilities related to environmental and employment matters, that were retained by Chevron Corporation. As part of the acquisition, we also acquired the services of approximately 100 employees from Chevron Mining, including 43 non-union employees and 57 union employees. Under the terms of the asset purchase agreement, we agreed to maintain all acquired employees’ salaries at their previous levels for a period of 12 months, provide comparable 401(k) and health benefits and to honor all vacation days accrued prior to the asset purchase.

We currently hold a mine plan permit and an associated environmental impact report, which allow continued operations of our Mountain Pass facility through 2042. Since our acquisition of the Mountain Pass facility, we have been processing and selling REOs from stockpiled feedstocks to significantly improve our solvent extraction technologies and capabilities. We are now achieving greater than 98% recovery in our solvent extraction units at commercial scale for lanthanum, didymium and a heavy rare earth concentrate composed of samarium, europium, gadolinium, dysprosium and terbium, or SEG concentrate, which we believe is one of the highest recovery rates in the world. We have also developed the expertise to produce the following REEs in many usable forms: bastnasite concentrate; cerium; lanthanum; neodymium; praseodymium; europium; samarium; gadolinium; dysprosium; and terbium.

We recommenced mining operations in December 2010 and are preparing to recommence milling operations, which we expect to occur in the first quarter of 2012. Prior to the expected completion of our initial modernization and expansion efforts, we expect to produce approximately 3,000 mt per year in the aggregate of cerium products, lanthanum concentrate, didymium oxide and heavy rare earth concentrates from stockpiled feedstock. Recommencement of mining and milling operations is coincident with modernization of our processing capabilities in order to efficiently produce approximately 19,050 mt of REO per year by the end of 2012. In addition, upon completion of our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. We are also positioning our company to move further downstream into metal, alloy and magnet production through our “mine-to-magnets” strategy. In addition, we are exploring new downstream markets for rare earths and rare earth products.

The Mountain Pass facility consists of approximately 2,222 acres of fee land, of which approximately 770 acres are currently in use (e.g., existing buildings, infrastructure or active disturbance). The lands surrounding the Mountain Pass facility are mostly public lands managed by the Bureau of Land Management and the National Park Service. In addition to the 2,222 acres we hold in fee, we also hold 55 patented claims that are 100% owned by Molycorp and 489 unpatented lode and mineral mining claims and mill sites under the provisions of The Mining Law of 1872. We acquired our mineral rights at the Mountain Pass facility with the purchase of the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc. in 2008. Our mineral rights, surface rights and mining claims are not subject to royalties or encumbrances, although we are responsible for making annual maintenance and tax payments on our unpatented mill sites. These mining claims and mill sites provide land for mining, ancillary facilities and expansion capacity around the Mountain Pass facility.

The Mountain Pass facility includes an open-pit mine, overburden stockpiles, a crusher and mill/flotation plant, a separation plant, a mineral recovery plant tailings storage areas and on-site evaporation ponds, as well as laboratory facilities to support research and development activities, offices, warehouses and support buildings. The majority of the physical plant and equipment at the Mountain Pass facility is over 20 years old, substantially all of which will be replaced as part of our modernization effort. We expect to expand the open-pit mine both laterally to the west, southwest and north as well as deepening vertically. In addition to the existing overburden stockpile located west of the pit, which will serve as the initial overburden stockpile when mining recommences, we will need to construct additional overburden stockpiles to the north or east of the pit to provide additional storage capacity sufficient to accommodate the remaining overburden material for the existing permitted life of the mine.

In connection with our modernization and expansion efforts at the Mountain Pass facility, we expect to build new facilities, including the construction of a control lab, additional warehousing and raw material storage facilities. We plan to add facilities and equipment for metal conversion and alloy production. We also have decided to build a new mill instead of refurbishing our existing mill. The new mill will be sized for daily production of up to 2,000 mt. All the new design changes are allowed under our current operating permits. In November 2009, we entered into a non-binding letter of intent to acquire a third-party producer of rare earth metals and alloys in the United States; however, these discussions are no longer ongoing and we do not anticipate executing a definitive agreement. If we are able to acquire another third-party producer of rare earth metals and alloys or add another off-site facility to produce rare earth metals and alloys, instead of adding such facilities and equipment at Mountain Pass, we would transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location to produce rare earth metals and alloys.

We also expect to build a new paste tailings operation and new roads at the Mountain Pass facility. The construction of the paste tailings operation, which consists of a paste tailings filter plant and paste tailings storage facility, is authorized by our San Bernardino County conditional use permit, and we began its construction during the second quarter of 2010. The capital cost for the paste tailings operation, which is included in the estimated capital expenditure for the expansion of the separation plant, is estimated to be $10 million. Although the operating cost of the paste tailings operation is expected to be greater than it would be for a tailings pond, which is the method prior owners used at the Mountain Pass facility, we expect that the increased water recycling and reduced environmental risks associated with the paste tailings facility will ultimately mitigate that additional cost.

In addition, we intend to produce hydrochloric acid and sodium hydroxide at our own chlor-alkali plant at the Mountain Pass facility, thereby reducing our reliance on external sources of reagents. While the production of our own hydrochloric acid and sodium hydroxide will utilize proven technologies, these technologies have not yet been implemented in the rare earth industry. Not only would the chlor-alkali plant reduce our need for external sources of reagents, but it would also reduce our production of waste salt water. Previous owners of the Mountain Pass facility disposed of waste salt water in evaporation ponds on the Ivanpah dry lake bed by using a pipeline. When we acquired the Mountain Pass facility from Chevron Mining Inc. in 2008, we did not acquire the ponds or the wastewater pipeline that ran from the Mountain Pass facility to the Ivanpah lake bed. Because of this decision, and Chevron Mining Inc.’s ongoing removal of the wastewater pipeline, use of these ponds is no longer an available option for the Mountain Pass facility. Accordingly, wastewater must be dealt with in a different manner. We intend to utilize our chlor-alkali plant to convert waste salt water to hydrochloric acid and sodium hydroxide, which will be recycled into the process. Through this process, approximately 913 million pounds of water and 101 million pounds of salt would be recycled back to the chlor-alkali plant per year in order to achieve the annual production rate of 19,050 mt of REO anticipated following the completion of our initial modernization and expansion plan. We expect these amounts to double if our annual production rate is increased to 40,000 mt of REO per year in connection with our capacity expansion plan. This process would avoid the need for disposal of waste salt water in evaporation ponds. Additionally, because the water is internally recycled, the need for fresh water from our two water supply well fields to run the Mountain Pass processing facilities would be dramatically reduced.

Following the completion of our initial modernization and expansion efforts, we expect to have the ability to mine, crush, mill and separate 2,000 tons of rare earth ore per day to produce individual REOs that meet or exceed industry standards for purity. However, we will only need to process 1,100 to 1,200 tons of rare earth ore per day to meet the annual production goal of 19,050 mt of REO under our initial modernization and expansion plan. If we increase our annual production rate to 40,000 mt of REO in connection with our capacity expansion plan, we will need to process approximately 2,200 to 2,400 tons of rare earth ore per day. Our modernization and expansion plans envision adding facilities and equipment for metal conversion and alloy production at the Mountain Pass facility or an off-site property. If we add an off-site facility to produce rare earth metals and alloys instead of adding such facilities and equipment at Mountain Pass, we would transport cerium, lanthanum, neodymium, praseodymium, dysprosium, terbium and samarium oxide products from our Mountain Pass facility to that off-site location to produce rare earth metals and alloys. In December 2010, we entered into a non-binding letter of intent with Hitachi to form joint ventures for the production of rare earth alloys and magnets in the United States. Additionally, we have entered into a non-binding letter of intent with Neo Material that, among other things, contemplates a technology transfer agreement pursuant to which Neo Material may provide us with technical assistance and know-how with respect to the production of rare earth metals, alloys and magnets. This “mine-to-magnets” strategy, if successfully implemented, would make us the first fully integrated supplier of NdFeB magnets in the world and the only producer of NdFeB magnets in the United States. In addition, we are working to identify and develop new downstream opportunities for the REOs, rare earth metals and alloys and rare earth products we will manufacture.

Our proposed joint ventures with Hitachi would provide us with access to the technology, people and facilities to convert our rare earth materials into rare earth alloys and high-performance permanent rare earth magnets required for production of hybrid and electric vehicles, wind power turbines, high-tech applications and numerous advanced defense systems on which the U.S. economy and national security depend. The consummation of such joint ventures, in conjunction with our current modernization plans and the potential technology transfer agreement with Neo Material, is expected to provide us with the capability to mine, process, separate and alloy individual REEs and manufacture them into NdFeB magnets.

Our facilities currently rely on electricity provided by Southern California Edison. Due to its position on the regional electric grid, the Mountain Pass facility can experience power shortages during peak periods. Instability in electrical supply in past years has caused sporadic outages and brownouts. Such outages and brownouts have had a negative impact on our production. In connection with our initial modernization and expansion efforts at the Mountain Pass facility, we expect to build a new 24 megawatt co-generation power plant that will use natural gas to provide reliable electricity and steam to our facilities to allow us to achieve our anticipated annual production rate of approximately 19,050 mt of REO. The completion of the co-generation power plant is dependent on several factors, including obtaining the permits required to build and operate the co-generation power plant. Following the completion of the co-generation power plant, we expect it to provide 100% of our production power requirements to achieve an annual production rate of 19,050 mt of REO and 83% of our overall power requirements. In connection with our capacity expansion plan, we will add two additional turbines to the co-generation power plan to increase the plant’s capacity to 49 megawatts, which will allow us to achieve an annual production rate of approximately 40,000 mt of REO. At an annual production rate of 40,000 mt of REO per year, we expect the co-generation power plant to provide 100% of our production power requirements and 91% of our overall power requirements.

We have secured all permits necessary to allow construction to start on the Mountain Pass facility modernization and expansion project. Numerous other governmental permits and approvals are required in order for us to proceed with our modernization and expansion efforts. These include air permits, various building permits and permits related to the use and storage of radioactive or hazardous materials. See “— Environmental, Health and Safety Matters” for a detailed discussion of certain of the permits, licenses and approvals we will be required to obtain or maintain.

The bastnasite ore body at the Mountain Pass facility has been mined as a principal source of REEs for over 50 years. The Mountain Pass REE deposit is located within an uplifted block of Precambrian metamorphic and igneous rocks that are bounded to the south and east by basin-fill deposits in California’s Ivanpah Valley. The two main groups of rocks in the Mountain Pass area are Early Proterozoic high-grade metamorphic rocks and Middle Proterozoic ultrapotassic rocks and monazitic carbonatites, which carbonatites are associated with higher levels of REEs. The currently defined zone of REE mineralization exhibits a strike length of approximately 2,750 feet in a north-northwest direction and extends for approximately 7,000 feet down dip from surface. The true thickness of the greater than 3.0% REO zone ranges from 15 feet to 250 feet. The percentage of each rare earth material contained in the Mountain Pass facility bastnasite ore is estimated to be as follows:

Estimated
Percentage of
Element	Bastnasite Ore

Cerium	48.8%
Lanthanum	34.0%
Neodymium	11.7%
Praseodymium	4.2%
Samarium	0.79%
Gadolinium	0.21%
Europium	0.13%
Dysprosium	0.05%
Other REE (including Terbium)	0.12%

Rare Earth Reserves and Non-Reserve Deposits

As of February 6, 2010, SRK Consulting, an independent consulting firm that we have retained to assess our reserves, estimated total proven reserves of 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and probable reserves based on historic and estimated recoveries of 2.12 billion pounds of REO contained in 13.108 million tons or ore, with an average ore grade of 8.20%, in each case using a cutoff grade of 5.0% REO.

SEC Guidelines

The SEC has established guidelines contained in Industry Guide to assist registered companies as they estimate ore reserves. These guidelines set forth technical, legal and economic criteria for determining whether our ore reserves can be classified as proven and probable.

“Reserves” are defined by the SEC Industry Guide 7 as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. SEC Industry Guide 7 divides reserves between “proven reserves” and “probable reserves,” which are defined as follows:

•	“Proven reserves” are reserves for which:

•	quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and

•	the sites for inspection sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	“Probable reserves” are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Methodology

We have recently expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility. When estimating proven and probable reserves, however, we currently rely on the interpretations made during prior mining campaigns at our Mountain Pass facility, the U.S. Geological Survey and various consulting companies, including SRK Consulting, to identify the regional and mine area geology and hydrogeology, regional and local structure, deposit geology, current pit slope stability conditions and REE recoveries.

Proven Reserves.  SRK Consulting compiled a drillhole database from prior drilling at the Mountain Pass site that includes a total of 137 drillholes with a cumulative length of 79,453.3 feet. Individual drillholes range in length from 56 feet to 2,012 feet, and averaged 580 feet. The majority of core samples in the deposit area analyzed by SRK Consulting range from 50 feet to 250 feet along the strike of the ore body and 150 feet to 350 feet down dip. The sample data for proven ore reserves consists of survey data, lithologic data and assay results.

Based on the review of historic sample preparation and analytical procedures, SRK Consulting initiated a sample check assay program of 1% of the assay database. The material remaining from previous drilling programs consisted of split core stored at the Mountain Pass facility. SRK Consulting examined the existing split core using third-party preparation and analytical laboratories. SRK Consulting determined that the overall results of the sample check assay program indicated that our historic data was acceptable for use in preparing their report. While we believe that a cut off grade below 5.0% is economically viable, SRK Consulting decided to base the mining cut-off calculation on a grade of 5.0% REO given historical performance at the Mountain Pass mine.

Probable Reserves.  Probable ore reserves are based on longer projections and the maximum distance between drill holes is 200 feet. Statistical modeling and the established continuity of the bastnasite ore body as determined from results of over 50 years of mining activity to date support our technical confidence in estimates of tonnage and grade over this projection distance. Where appropriate, projections for the probable ore reserve determination are constrained by any known or anticipated restrictive geologic features. SRK Consulting generated a resource estimate based on composites derived from drillhole sample assay results. Grade interpolation was based on the geology, drillhole spacing and geo-statistical analysis of the data. The resources were classified by their proximity to the sample locations and number of drillholes. SRK Consulting considers the resource model and resource classification to be consistent with Canadian Institute of Mining and Metallurgy guidelines.

The proven and probable ore reserves are then modeled as a long-term mine plan and additional factors including recoveries, metal prices, mine operating costs and capital estimates are applied to determine the overall economics of the ore reserves.

Results

Proven and probable reserves at the Mountain Pass facility as of February 6, 2010 are estimated to be approximately 88.0 million pounds of REO contained in 0.480 million tons of ore, with an average ore grade of 9.38%, and 2.12 billion pounds of REO contained in 13.108 million tons of ore, with an average ore grade of 8.20%, respectively, in each case, using a cut-off grade of 5.0%. We base our REO reserve estimates and non-reserve REO deposit information on engineering, economic and geological data assembled and analyzed by SRK Consulting, which includes various engineers and geologists. The Mountain Pass facility has been subject to extensive drilling since the beginning of mining operations in 1952, including drilling data for 152 holes totaling 83,216 feet. We also maintain detailed geologic logs, on-site assay records and databases and geologic cross-sections. Our estimates of REO reserves and non-reserve REO deposits as to both quantity and quality will be regularly updated to reflect new drilling or other data received.

The following table provides information as of February 6, 2010 on the amount of our proven and probable REO reserves.

	Average Ore	Ore	Contained REO
Category of Reserves	Grade (%)	(Millions of Tons)	(Millions of Pounds)

Proven	9.38%	0.480	88
Probable	8.20%	13.108	2,122

In making the estimate above, SRK Consulting:

•	assumed we have a 100% working interest in the Mountain Pass facility;

•	assumed full mining recovery;

•	assumed that mine reserves are fully diluted;

•	assumed a historic cut-off grade of 5.0% REO within the pit design;

•	assumed a metallurgical recovery factor of 65% for the mill facility and 93% for the extraction and separation facilities;

•	used the 1997 surface topography for volume control of reserves;

•	used the historic three-year average commodity prices set forth in table below; and

•	rounded values to the nearest significant number.

Pricing values shown in the following table were used by SRK Consulting in the estimate of our reserves. The prices reflect a combination of three-year averages for REOs and metals based on information from (i) Metal-Pages, (ii) IMCOA and Roskill market studies from 2009 and (iii) alloy pricing formulas.

Rare Earth Products	Price
(US$/kg)

Non-Metal Products
Lanthanum oxide	$6.60
Cerium oxide for glass applications	4.09
Cerium oxide for water filters	13.20
XSORBX®	9.90
Europium oxide	473.00
Metal Products
Lanthanum	13.20
Praseodymium	37.99
Neodymium	37.99
Metal Alloys
NdFeB	35.20
Samarium cobalt	50.60

Although SRK Consulting assumed pricing levels consistent with those estimated by Roskill, a 38% decrease in average REE prices from such levels, holding all other variables constant, would not materially reduce reserve estimates.

There are numerous uncertainties inherent in estimating quantities and qualities of REO reserves and non-reserve REO deposits and costs to mine recoverable reserves, including many factors beyond our control. We will regularly evaluate our REO reserve and non-reserve REO estimates. This will typically be done in conjunction with expanded, phased drilling programs. Cores are analyzed by geologists to determine mineral types and to identify geological anomalies. Samples along the length of the core are logged and analyzed for total rare earth content, rare earth distribution and mineralogy. This data is entered into a master database and statistically analyzed. The resulting information is used to enhance the mine plan. We also gain information from blast hole cuttings. The estimates of REO reserves and non-reserve REO deposits as to both quantity and quality will also be updated to reflect new drilling or other data received. Estimates of economically recoverable REO reserves, however, necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions concerning future prices of rare earth products, operating costs, mining technology improvements, development costs and reclamation costs; and

•	assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

Actual REO tonnage recovered from identified REO reserve and non-reserve REO deposit areas and revenues and expenditures with respect to the same may vary materially from estimates. These estimates may not accurately reflect our actual REO reserves or non-reserve REO deposits. Any inaccuracy in our estimates related to our REO reserves and non-reserve REO deposits could result in lower than expected revenues and higher than expected costs.

Additionally, we have recently expanded our on-site exploratory drilling program to confirm the existence and extent of bastnasite, monazite and other rare earth phosphate mineral occurrences in unexplored areas of the Mountain Pass facility. This program will also help to establish whether our measured, indicated and inferred resources can become proven or probable reserves.

Engineering Study

SRK Consulting prepared an engineering study to determine, among other things, the size of the underlying ore body and a mine plan for the restart of the Mountain Pass mine and the refurbishment of the processing facilities in connection with our initial modernization and expansion plan. As originally envisioned, the restart plan includes integrated off-site facilities for production of metals and rare earth magnet alloys. Below is a summary of some of the information from the original engineering study, which does not give effect to any operational or financial benefits that are expected from our second-phase capacity expansion. SRK Consulting designed the mine plan to ensure an annual production rate of approximately 19,050 mt of REO. The assumptions regarding efficiencies and recoveries are reflected in the table below.

Key project data

Mine type	Open pit
Process description	Crushing, milling, flotation, leaching, extraction, separation
Open pit mine life	30 years
Mill throughput	1,300 average tons per day
Initial capital costs(1)	$531 million
Sustaining capital costs	$138 million

	Average Ore	Ore	Contained REO
	Grade (%)	(Millions of Tons)	(Millions of Pounds)

Contained minerals
Proven	9.38%	0.480	88
Probable	8.20%	13.108	2,122

(1)	SRK Consulting assumes capital expenditures of $550 million, which includes extra stripping costs for 2013 and 2014.

	Years	Years	Years
	1-5	6-10	11-30	Life-of-Mine

Average annual payable minerals
Ore milled (kilotons)	427	368	424	13,692
Average ore grade, as a percentage of REO	7.9%	9.3%	8.2%	8.2%
Mill REO recovery percentage	65%	65%	65%	65%

Total recovered REO (in thousands of pounds)	43,775	44,404	44,776	1,464,272
Chemical plant recovery percentage	90%	95%	94%	94%

Total REO production (in thousands of pounds)	39,532	42,044	42,044	1,372,650
Average operating cost per pound of REO
Mining	$0.10	$0.06	$0.12	$0.11
Oxides	1.16	1.13	1.14	1.14
Oxides-to-metals	0.80	0.80	0.80	0.80
Metals-to-alloys	3.71	3.75	3.75	3.76

Total REO	$0.10	$0.06	$0.12	$0.11
Price assumptions (Weighted average pricing of different products)
Oxides				$4.55
Metals				$7.64
Alloys				$16.59

Total REO				$11.97

	Years	Years	Years
	1-5	6-10	11-30	Life-of-Mine

After tax project internal rate of return	34%
After tax net present value 8% discount (dollars in millions)(1)	$1,460

(1)	As of October 28, 2010, prices for certain rare earth products had increased from those used by SRK Consulting in its engineering study. According to SRK Consulting, using the October 28, 2010 prices set forth in the following table, which are primarily based on information from Metal-Pages and alloy pricing formulas, instead of those used in SRK Consulting’s original model would increase the after tax project internal rate of return to 115% and the after tax net present value (8% discount) to $6.76 billion:

Product	October 28, 2010 Price
	(US$/kg)

Lanthanum Oxide	$44.54
Cerium Oxide (Glass Products)	43.04
Cerium — Water Filters	33.08	(1)
Cerium Hexahydrate	11.02	(1)
Europium Oxide	630.52
Lanthanum Metal	43.66
Neodymium/Praseodymium Metal	84.54
Nd-Iron-Boron Alloy	78.32
Samarium Cobalt Alloy	66.15	(1)

(1)	Molycorp market price estimates

The engineering study, as prepared by SRK Consulting, includes all mine-level capital and operational costs, but does not include corporate, selling, general and administrative expenses which we estimate to be an additional $20 million to $25 million per year.

Subsequent to the original engineering study, we proceeded with additional detailed engineering and process testwork for the project. While substantive elements of the engineering design remain fixed in terms of function, our ongoing testing effort through the first quarter of 2011 will finalize the operating cost estimate for oxide production. Following completion of the operating cost review, updated process costs and recoveries will be reflected in the proven and probable reserve statement. At the present time, as a result of increased REE prices, the estimated economic cut-off grade for the deposit is less than the 5% cut-off grade applied by SRK Consulting. Due to the differential between the estimated economic cut-off grade and 5.0% “hard” cut-off grade, there is a margin for operating cost variation without a material adjustment in the proven and probable reserve estimate.

We approved the following changes to the original engineering study. These changes are provided for clarity and do not have a material impact on the proven and probable reserve estimate:

•	We conducted additional drilling and exploration work between December 2009 and April 2010 with a primary focus on in-fill drilling and a secondary focus on condemnation. We plan to conduct additional drilling and exploration work in 2011.

•	As disclosed in our quarterly report on Form 10-Q for the quarterly period ended September 30, 2010, we will construct a new mill rather than refurbish the existing mill prior to the start of full-scale production. With this change, SRK Consulting revised the mine plan to reflect improved access to ore in the southwest and south portion of the open pit. Fundamental production criteria remained unchanged (e.g., 5.0% REO cut-off grade, 19,050 mt REO per year, and overall recovery of 60%); therefore, there is no material change in the mine production schedule. However, the pit layouts over time shown in the original engineering study (e.g., Figures 6.2 through 6.7) will not match the current pit layouts.

•	We changed the location of the extraction and separations facilities, as well as related infrastructure, from the northwest portion of our property to immediately southeast of the existing process facilities.

While the location of these facilities has changed, the production process has not. Accordingly, Figure 7.8 General Facilities Arrangement for the Extraction and Separation Facilities in the original engineering study is no longer valid.

•	Updated project capital costs are within 10% of the estimated capital costs in the original engineering study.

•	Project planning during the development phase will be performed by us and Eichleay Engineers of California, a consulting firm specializing in project delivery.

We will authorize SRK Consulting to revise the engineering study and to make material adjustments, if any, to the reserve statement following completion of the updated operating cost review and testwork related to process recoveries.

In light of strong industry fundamentals, including reduced Chinese supply and strong pricing increases, our Board of Directors recently approved a second-phase capacity expansion plan in addition to our initial modernization plan. Upon the completion of this expansion plan, by the end of 2013, we expect to have the ability to produce up to approximately 40,000 mt of REO per year at our Mountain Pass facility, or approximately double the amount we will be able to produce upon completion of our initial modernization and expansion plan.

SRK Consulting prepared its engineering study in connection with our initial modernization and expansion plan, but has not yet reviewed the second-phase capacity expansion plan or prepared a revised engineering study to reflect any potential impact of the second-phase capacity expansion on capital costs, operating expenses, mine life or reserve estimates. SRK Consulting has preliminarily indicated, however, that doubling the amount of production pursuant to the second-phase capacity expansion plan would reduce the current mine life by half, assuming no additional exploration, no realization of anticipated improvements in recoveries, and all other factors remain constant.

Customers

We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs at the Mountain Pass facility under our initial modernization and expansion plan, we expect to produce approximately 19,050 mt of REO per year by the end of 2012. Additionally, under our capacity expansion plan, we expect to have the ability to produce up to approximately 40,000 mt of REO per year by the end of 2013. Pursuant to our two contracts with Grace, we have agreed to supply Grace with a significant amount of REOs, primarily lanthanum oxide, through mid-2012 at market-based prices subject to a ceiling and a floor and with up to 75 percent of our lanthanum product production per year (based on our initial planned capacity) at market-based prices subject to a floor for a three-year period commencing upon the achievement of expected annual production rates under our initial modernization and expansion plan, which may be extended at Grace’s option for an additional three-year period. Upon execution of definitive agreements with Sumitomo, we also expect to provide Sumitomo with approximately 1,500 mt per year (and following completion of our initial modernization and expansion plan, approximately 1,750 mt per year) of cerium and lanthanum-based products and 250 mt per year of didymium oxide for a period ending five years after the completion of our initial modernization and expansion of the Mountain Pass facility, at market-based prices subject to a floor. As of January 1, 2011, we also had 21 non-binding letters of intent to sell our rare earth products. These letters of intent, together with our contracts with Grace and memorandum of understanding with Sumitomo, represent approximately 148% of our anticipated production for 2013 under our initial modernization and expansion plan, and our non-binding letter of intent with Neo Material also contemplates the sale of certain rare earth products. See “Business—Our Business Strategy—Secure customer commitments to provide a stable revenue stream.” for additional detail regarding our contracts, non-binding letters of intent and off-take commitments. Prior to commencing full production, we intend to enter into short- and long-term sales contracts with existing and new customers for amounts not in excess of our actual planned production under our initial modernization and expansion plan and our capacity expansion plan, respectively. For certain REEs where the market demand is high, such as europium, we do not expect to enter into letters of intent or contracts, given that these REEs can be easily sold. None of our existing customer relationships are from contracts we assumed from Chevron Mining Inc.

The letter of intent with Neo Material also contemplates the possibility of Neo Material acting as our non-exclusive sales agent and providing sales, marketing, warehousing and distribution services for some of our products. The memorandum of understanding with Sumitomo also contemplates Sumitomo acting as our non-exclusive sales agent for some of our products until the completion of our modernization and expansion of the Mountain Pass facility.

There is a limited market for our lanthanum. Two of our largest customers, Albemarle Corporation and Grace, comprised 82% (55% of the total corresponding to Albemarle Corporation and 27% of the total corresponding to Grace) and 72% (57% of the total corresponding to Albemarle Corporation and 15% of the total corresponding to Grace) of our total product revenue for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Four of our largest customers, Grace, Shin-Etsu Chemical Co., 3M Company and Mitsubishi Corporation Unimetals U.S.A., comprised 84% (43% of the total corresponding to Grace, 15% corresponding to each of Shin-Etsu Chemical Co. and 3M Company and 11% corresponding to Mitsubishi Corporation Unimetals U.S.A.) of our total product revenue for the nine months ended September 30, 2010.

In addition, we are in discussions with multiple large, globally diversified mining companies regarding the sale of XSORBX®, which will expand demand for cerium in times when it is in surplus and low priced. XSORBX® is a proprietary product and process, primarily consisting of cerium that removes arsenic and other heavy metals from industrial processing streams and will allow our customers to more safely sequester arsenic and increase their production. XSORBX® is protected by over 100 issued and pending U.S. and foreign patents and patent applications. We have begun to sell XSORBX® for commercial use in the wastewater, recreation, pool and spa, industrial process and other water treatment markets.

We anticipate that the location of the Mountain Pass facility, just off the Interstate 15 and along the train route leading to the Los Angeles port, will be an advantage in the transportation and delivery of our rare earth products to our customers as compared to other rare earth mining and development projects.

Suppliers

We use significant amounts of hydrochloric acid and sodium hydroxide as reagents to process REOs. We ultimately intend to produce and recycle our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility, however, the technology we are developing to internally produce these reagents to significantly reduce our dependence on external supplies has not yet been implemented. Accordingly, we currently purchase hydrochloric acid and sodium hydroxide in the open market through multiple suppliers and, as a result, could be subject to significant volatility in the cost or availability of these reagents, although they are currently in ample supply. We may not be able to pass increased prices for these reagents through to our customers in the form of price increases. A significant increase in the price of these reagents, or limited availability of such materials, could materially increase our operating costs and adversely affect our profit margins from quarter to quarter.

Patents, Trademarks and Licenses

We rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights. We utilize trade secret protection and nondisclosure agreements to protect our proprietary rare earth technology. We also have a proven technology and product development group and as of December 31, 2010, held 88 issued and pending U.S. patents and patent applications, and 190 issued and pending foreign patents and patent applications. We intend to rely on patented products, such as XSORBX®, and related licensing agreements to establish proprietary markets for low demand REEs. These intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property will be subject to infringement or other unauthorized use outside of the United States. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the United States. Unauthorized use of our intellectual property rights or inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations.

Competition

According to Roskill, global production of rare earth products was approximately 129,000 mt of REO in 2008. According to IMCOA, China accounted for approximately 96% of this total. The majority of the remaining production in 2008 was from Mountain Pass and Russia. Although exploration programs for REEs exist outside of China, Russia, Mountain Pass and Australia, none of the deposits that are the subject of these programs is currently in production. In addition, the April 2010 U.S. GAO briefing stated that, for a typical exploration-stage mine, once a company has secured the necessary capital to start a mine, government and industry officials said it can take from seven to 15 years to bring a property fully online, largely due to the time it takes to comply with multiple state and federal regulations.

Once we reach full planned production rates for REOs and other planned downstream products, the increased competition may lead our competitors to engage in predatory pricing behavior. Any increase in the amount of rare earth products exported from other nations, and increased competition, whether legal or illegal, may result in price reductions, reduced margins and loss of potential market share, any of which could materially adversely affect our profitability. As a result of these factors, we may not be able to compete effectively against current and future competitors.

Research and Development

We have invested significant resources to improve the efficiency of our REO processing operations and the development of new applications for individual REEs. As of December, 31, 2010, our product development group consisted of 22 scientists and engineers. In addition, we spent $1.5 million for the nine months ended September 30, 2010, $1.5 million for the year ended December 31, 2009 and $0.4 million for the period ended December 31, 2008 on research and development.

Environmental, Health and Safety Matters

We are subject to numerous and detailed, federal, state and local laws, regulations and permits affecting the mining and mineral processing industry, including those pertaining to employee health and safety, environmental permitting and licensing, air quality standards, GHG emissions, water pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability. These laws, regulations and permits have had, and will continue to have, a significant effect on our results of operations and competitive position and have tended to become increasingly stringent over time. Future laws, regulations or permits, as well as the interpretation or enforcement of existing requirements, may require substantial increases in capital or operating costs or otherwise delay, limit or prohibit our current or future operations. Our management team and employees have a significant amount of experience working with various federal, state and local authorities to address compliance with such laws, regulations and permits. However, we cannot assure you that we have been or will be at all times in compliance with such requirements.

We expect that we incurred approximately $3 million in 2010, and we expect to incur approximately $3 million in 2011, for ongoing operating environmental expenditures, including salaries, monitoring, compliance, reporting and permits. In addition, we plan to invest significant capital in certain infrastructure, including iron and lead removal equipment in our processing facilities, a chlor-alkali plant, a co-generation power plant and a paste tailings plant and related storage facility. Our planned chlor-alkali plant is expected to reduce the amount of waste salt water that otherwise would be produced by our processing facilities and eliminate the need for evaporation ponds to dispose of this waste water. Our planned co-generation power plant is expected to increase the energy efficiency of our Mountain Pass facility by generating steam with waste heat from the power generation process. Our planned paste tailings plant and related storage facility are expected to increase the extent of our water recycling and present lower environmental risks than storing tailings in ponds. We expect to spend approximately $187 million on environmentally-driven capital projects during 2011 and 2012 on our modernization and expansion project. We have contracted to acquire air emission offset credits at a cost of approximately $3.1 million in connection with our modernization and expansion plan and our capacity expansion plan. However, we may need to purchase additional credits in the future.

Permits and Approvals

Numerous governmental permits and approvals are required for our current and future operations. We hold a mine plan permit and an associated environmental impact report, which allow continued operations of our Mountain Pass facility through 2042. We hold numerous other permits and approvals, including permits to operate from the Lahontan Regional Water Quality Control Board and orders for wastewater treatment and other facilities. Our ability to build state-of-the-art processing facilities at Mountain Pass depends upon obtaining the necessary installation and operation permits from a variety of governmental entities. In connection with our planned expansion, we will be required to obtain permit modifications and additional permits for new and replacement processing facilities and utilities, including a chlor-alkali plant and co-generation power plant, and also may be required to prepare a risk management plan in connection with the storage of ammonia for use at the planned co-generation power plant. To obtain, maintain and renew these and other environmental permits, we may be required to conduct environmental studies and collect and present to governmental authorities data pertaining to the potential impact that our current or future operations may have upon the environment.

We may be unable to obtain permits unless we are able to avoid or mitigate those impacts, particularly impacts to desert flora and fauna. The permitting processes and development of supporting materials, including any environmental impact statements, may be costly and time consuming. Any failure to obtain, maintain or renew required permits, or other permitting delays or conditions, may delay, limit or prohibit current or future operations. Consequently, the expansion and modernization of the Mountain Pass facility may be delayed, curtailed or prevented, particularly in the event any environmental impact statement is required in connection therewith. These permit processes and requirements, and the interpretation and enforcement thereof, change frequently, and any such future changes could materially adversely affect our mining operations and results of operations.

We have secured all permits necessary to allow construction to start on the Mountain Pass facility modernization and expansion project. The following table presents the material permits relating to our current and future operations that we have already obtained, as well as those we have yet to obtain and our proposed filing date for such permits. We expect to obtain the air quality, building, electrical and plumbing permits included in the following table as required, on an ongoing basis, in connection with the construction and installation of buildings and equipment at the Mountain Pass facility. Other permits are also required. We cannot predict with certainty the grant date for any permit or if we will obtain such permit.

Material Permits — Not Yet Obtained

Permit	Agency	Status

Air Quality Permits	Mojave Desert California AQMD	As Required
Building, Electrical and Plumbing Permits	San Bernardino County, California	As Required

Material Permits — Already Obtained

Permit	Agency	Approval Date

Hazardous Materials Business Plan	San Bernardino County, California	April 2010
Minor Use Permit	San Bernardino County, California	November 10, 2010
Wastewater Discharge Permits	Lahontan Regional Water Quality Control Board	October 10, 2010
Streambed Alteration Agreement	California Department of Fish and Game	December 6, 2010
Right of Way for the Shadow Valley Fresh Water Pipeline	Bureau of Land Management	August 23, 1982
San Bernardino County Domestic Water Supply Permit #36000172	San Bernardino County, California Department of Public Health	December 8, 2004
EPA Identification Number CAD009539321	United States Environmental Protection Agency	October 30, 2008

Permit	Agency	Approval Date

Hazardous Materials Certificate of Registration	United States Department of Transportation	June 23, 2010
NRC Export Licenses	United States Nuclear Regulatory Commission	November 10, 2008
Conditional Use Permit 07533SM2/DN953-681N	San Bernardino County, California Land Use Services Department	July 20, 2004
Annual Building, Electrical and Plumbing Permit	San Bernardino County, California	July 23, 2009
CUPA Annual Permit FA0004811	San Bernardino County, California Fire Protection District	August 1, 2009
LRWQCB Order 6-01-18 — Domestic Wastewater System	Lahontan Regional Water Quality Control Board	April 11, 2001
LRWQCB Order 6-91-836 — Mine and Mill Site	Lahontan Regional Water Quality Control Board	June 13, 1991
LRWQCB Order R6V-2005-0011 — On Site Evaporation Ponds	Lahontan Regional Water Quality Control Board	April 14, 2005
Mojave Desert Air Quality Management District — Permits to Operate	Mojave Desert AQMD	March 9, 2010
Industrial Stormwater Pollution Prevention Plan	California State Water Resources Control Board	February 28, 2006
Right-Of-Way Lease 6375.2	California State Lands Commission	January 20, 1983
Radioactive Materials License #3229-36	California Department of Public Health — Radiologic Health Branch	June 17, 2010
Streambed Alteration Agreement R6-N-011-2000	California Department of Fish and Game	August 25, 2000

Mine Health and Safety Laws

The Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, and the regulations adopted by the California Occupational Safety and Health Administration, impose stringent health and safety standards on numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. As a result of increasing scrutiny surrounding mine safety, federal and state legislatures and other regulatory authorities have imposed more stringent regulatory requirements on mining operations. In 2006, the MSHA promulgated new emergency rules on mine safety that address mine safety equipment, training and emergency reporting requirements. The U.S. Congress enacted the Mine Improvement and New Emergency Response Act of 2006, which significantly amended the Federal Mine Safety and Health Act of 1977, requiring improvements in mine safety practices, increasing criminal penalties and establishing a maximum civil penalty for non-compliance, and expanding the scope of federal oversight, inspection and enforcement activities. The MSHA published final rules implementing the Mine Improvement and New Emergency Response Act to revise both the emergency rules and the MSHA’s existing civil penalty assessment regulations, which resulted in an across-the-board increase in penalties from the existing regulations.

The Mountain Pass facility maintains a rigorous safety program. Our employees and contractors are required to complete 24 hours of initial training sessions, as well as annual refresher sessions, which cover all of the potential hazards that may be present at the facility. During the training, our commitment to a safe work environment is reinforced through our Stop Work Authority program, which allows any employee or contractor at the facility to stop work that they deem to be unsafe. As a direct result of this commitment to safety, the Mountain Pass facility has an exceptional safety record, which as of December 31, 2010, stood at 1999 days worked without a lost-time or restricted work accident. Lost-time incidence rate is an industry standard used to describe occupational injuries that result in loss of one or more days from an employee’s scheduled work. Our lost-time incidence rate for all operations for each of the year ended December 31, 2009 and the nine months ended September 30, 2010 was zero as compared to the national average of 1.78 and 1.88 as reported by the MSHA for the respective periods.

The exceptional safety performance record of the Mountain Pass facility is further reflected in the following table, which compares rates for all lost time, restricted work and medical treatment incidents per 200,000 hours worked with average rates for mining operations, as determined by MSHA:

					Nine
					Months Ended
	Year Ended December 31,				September 30,
	2006	2007	2008	2009	2010

Molycorp Operations	0	0	1.01	0.86	2.31
MSHA Rates for Operators	2.79	3.73	3.48	2.95	2.83

Within the last several years, the Mountain Pass facility has received numerous awards for safety, including: the MSHA Sentinels of Safety Award (2008, 2006 and 2004); the National Safety Council Awards — Perfect Record (2008, 2007, 2006, 2004); and the National Safety Council Awards — Occupational Excellence achievement award (2009, 2007 and 2004). We believe that our commitment to a safe working environment at the Mountain Pass facility provides us with a competitive advantage in attracting and retaining employees.

Workers’ Compensation

Although, as of November 30, 2010, the Mountain Pass Facility has not experienced a lost-time workplace injury since July 11, 2005, we are required to compensate employees for work-related injuries. The states in which we operate consider changes in workers’ compensation laws from time to time. We are insured under various state workers’ compensation programs for our operations at the Mountain Pass facility, our offices in Greenwood Village, Colorado and the State of Washington.

Surface Mining Control and Reclamation

Our San Bernardino County conditional use permit, approved mining plan and state laws and regulations establish operational, reclamation and closure standards for all aspects of our surface mining operations. Comprehensive environmental protection and reclamation standards must be met during the course of and upon completion of mining activities, and our failure to meet such standards may subject us to fines, penalties or other sanctions.

Although we expect the Mountain Pass facility to remain open for significantly longer than 30 years, our 30-year mine plan requires that we restore the surface area upon completion of mining. Financial assurances are generally required to secure the performance of these reclamation obligations. To satisfy these financial assurance requirements, we typically obtain surety bonds, which are renewable on a yearly basis. Although we expect to continue to obtain and renew such bonds, it has become increasingly difficult for mining companies to secure new or renew existing surety bonds without the posting of partial or full collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable. It is possible that surety bond issuers may refuse to provide or renew bonds or may demand additional collateral upon those issuances or renewals. Our inability to obtain or failure to maintain or renew these bonds could have a material adverse effect on our business and results of operations.

As of September 30, 2010, we had financial assurance requirements of $27.4 million that were satisfied with surety bonds secured by cash held in escrow, which we have placed with California state and regional agencies.

Water Usage and Pollution Control

The federal Clean Water Act and similar state and local laws and regulations affect surface mining and processing operations by imposing restrictions on the discharge of pollutants, including tailings and other material, into waters of the United States. These requirements are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over the jurisdiction and permitting requirements of the federal Clean Water Act. Individual or general permits under Section 404 of the Clean Water Act are required if we discharge dredged or fill materials into jurisdictional waters of the United States. In addition, our Lahontan Regional Water Quality Control Board permit establishes treatment standards for wastewater discharges to evaporation ponds. Regular monitoring by the Lahontan Regional Water Quality Control Board, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of our permits.

Our operations require significant quantities of water to process REOs. As part of the modernization and expansion of the Mountain Pass facility, we expect to significantly reduce our need for fresh water by recycling available water resources. Current design specifications for our modernization project indicate an approximately 90% reduction of fresh water consumption as compared to water consumption in the mid-1990’s, when the mine was producing approximately 19,050 mt of REO per year.

Air Pollution Control

The federal Clean Air Act and similar state and local laws and regulations affect our surface mining and processing operations both directly and indirectly. We currently operate and maintain numerous air pollution control devices under permits from the California Mojave Desert Air Quality Management District. We generally must obtain permits before we install new sources of air pollution, which may require us to do air quality studies and obtain emission offset credits, which can be costly and time consuming to procure. We expect that our new and expanded facilities will require us to obtain emission credits or offsets for nitrogen oxides, particulate matter (10 microns), sulfur oxide and volatile organic compounds. The increased emissions from these facilities may trigger permitting under Title V of the Clean Air Act. In addition, the regulations of the California Air Resources Board will require us to retrofit or replace off-road, on-road and forklift vehicles to achieve emission standards for nitrogen oxides and particulate matter (10 microns).

Our operations also emit GHGs.  Pursuant to existing GHG requirements, we expect that following the expansion of the Mountain Pass facility we will be required to report annual GHG emissions from our operations. Additional GHG emission related requirements are in various stages of development. For example, the U.S. Congress is considering various legislative proposals to address climate change, including a nationwide limit on GHGs. In addition, the EPA has issued regulations, including the “Tailoring Rule,” that subject GHG emissions from stationary sources to the Prevention of Significant Deterioration and Title V provisions of the federal Clean Air Act. California is also implementing regulations pursuant to its Global Warming Solutions Act that will establish a state-wide cap-and-trade program for GHG emissions. Any such regulations could require us to modify existing permits or obtain new permits, implement additional pollution control technology, curtail operations or increase significantly our operating costs. Any regulation of GHG emissions, including through a cap-and-trade system, technology mandate, emissions tax, reporting requirement or other program, could adversely affect our business, financial condition, reputation, operating performance and product demand. However, such regulations might also present opportunities for our industry to the extent they increase the demand for rare earth products used in clean-technology applications, such as hybrid and electric vehicles and wind power turbines.

The Mountain Pass facility consumes significant amounts of energy and, accordingly, is subject to fluctuations in energy costs. These costs may increase significantly in part as an indirect result of GHG and other air emission regulations applicable to third-party power suppliers.

Hazardous and Radioactive Substances and Wastes

CERCLA and analogous state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the actual or threatened release of a “hazardous substance” into the environment. Persons who are or were responsible for such releases of hazardous substances under CERCLA, which can include waste generators, site owners, lessees and others, may be subject to joint and several liability for the costs of remediating such hazardous substances and for damages to natural resources. Accordingly, we may be subject to liability under CERCLA and similar state laws for properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent waste materials. Pursuant to a 1998 clean up and abatement order issued by the Lahontan Regional Water Quality Control Board, we have conducted and are continuing to conduct various investigatory, monitoring and remedial activities related to contamination at and around the Mountain Pass facility. These activities include soil remediation and the operation of groundwater monitoring and recovery wells, water treatment systems and evaporation ponds. Also, prior to our acquisition of the Mountain Pass facility, leaks in a wastewater pipeline from the Mountain Pass facility to offsite evaporation ponds on the Ivanpah dry lake bed caused contamination. However, that contamination is being remediated by Chevron Mining Inc., who retained ownership of the ponds and the pipeline. Although Chevron Mining Inc. is obligated to indemnify us for certain potential environmental losses associated with activities that occurred prior to our purchase of the Mountain Pass facility, the amount of such indemnity is limited and may not be sufficient to cover such losses. See “Business — The Mountain Pass Facility.”

In 2009, the EPA announced that it is developing financial responsibility requirements under CERCLA for certain facilities within the hardrock mining industry. If applicable to our current or future operations, these requirements could impose on us significant additional costs or obligations.

REOs contain naturally occurring radioactive substances, such as thorium and uranium. The mining and processing of REOs involves the handling and disposal of such substances, and accordingly we are subject to extensive safety, health and environmental laws, regulations and permits regarding radioactive substances. Significant costs, obligations or liabilities may be incurred with respect to such requirements, and any future changes in such requirements (or the interpretation or enforcement thereof) may have a material adverse effect on our business or results of operations. One such permit pursuant to which we currently operate is a Radioactive Materials License issued and administered by the California Department of Health Services Radiologic Health Branch. The license applies to the use of sealed radioactive sources used for gauging volumes of materials, as well as certain other activities. A failure to maintain or renew this license could materially adversely affect our business or results of operations.

We generate, manage and dispose of solid and hazardous waste. Demolition of structures in connection with facility expansion and modernization generates waste in addition to that associated with processing and remediation activities. In connection with our modernization and expansion effort at the Mountain Pass facility, we will incur additional costs to handle, store and dispose of such wastes.

Endangered Species Act

The federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Such laws and related regulations may have the effect of prohibiting or delaying us from obtaining mining permits and may impose restrictions on pipeline or road building and other mining or construction activities in areas containing the affected species or their habitats. Several species indigenous to Mountain Pass, California, including the desert tortoise, are protected under the Endangered Species Act and California Endangered Species Act.

Use of Explosives

In connection with our surface mining activities, we use explosives, which are subject to regulation, including under the federal Safe Explosives Act. Violation of these regulatory requirements may result in fines, imprisonment, revocation of permits and/or seizure or forfeiture of explosive materials.

Other Environmental Laws

We are required to comply with numerous other federal, state and local environmental laws and regulations in addition to those previously discussed. These additional laws include, for example, the California Environmental Quality Act, the National Environmental Policy Act, the Emergency Planning and Community Right-to-Know Act and the California Accidental Release Prevention Program.

Facilities and Employees

We own the Mountain Pass facility. We also lease our executive office space at 5619 Denver Tech Center Parkway, Greenwood Village, Colorado. The leases for Suite 1000 and Suite 1005 expire November 2016 and February 2012, respectively, subject to renewal options.

As of December 31, 2010, we had 150 employees. In connection with our ongoing modernization and expansion efforts at the Mountain Pass facility, we expect to hire additional employees by the end of 2012. As of December 31, 2010, 73 of our employees were represented by the United Steelworkers of America. Our contract with the United Steelworkers of America expires in 2012. We have not experienced any work stoppages and consider our employee relations to be good.

Legal Proceedings

From time to time, we may become subject to various legal proceedings that are incidental to the ordinary conduct of our business. We are not currently party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of December 31, 2010.

Name	Age	Position

Mark A. Smith	51	President, Chief Executive Officer and Director
James S. Allen	44	Chief Financial Officer and Treasurer
John L. Burba, PhD	59	Executive Vice President and Chief Technology Officer
John F. Ashburn, Jr.	56	Executive Vice President and General Counsel
Ksenia A. Adams	29	Corporate Controller
Douglas J. Jackson	50	Vice President, Business Development
Russell D. Ball	42	Director
Ross R. Bhappu	50	Chairman of the Board
Brian T. Dolan	70	Director
Charles R. Henry	73	Director
Mark S. Kristoff	50	Director
Alec Machiels	38	Director
Jack E. Thompson	60	Director

Executive Officers

Mark A. Smith has been our Chief Executive Officer and has served as a director since October 2008 and our President since March 2010. From April 2006 until October 2008, Mr. Smith was president and chief executive officer of Chevron Mining Inc., a wholly-owned subsidiary of Chevron Corporation, and from August 2005 until April 2006 he was vice president of Chevron Mining Inc. In his positions at Chevron Mining Inc., Mr. Smith was responsible for 1,500 employees, approximately $500 million in revenue, three coal mines, one molybdenum mine and the Mountain Pass rare earth mine. From June 2000 until August 2005, Mr. Smith was a vice president for Unocal Corporation, an oil and gas exploration and production company, that previously owned the Mountain Pass facility, where he was responsible for managing all real estate, remediation, mining and carbon groups. Mr. Smith has served on the board of directors of Avanti Mining Inc., a molybdenum mining company, since November 2009. Mr. Smith received his B.S. degree in agricultural engineering from Colorado State University in 1981 and his J.D., cum laude, from Western State University College of Law in 1990. Mr. Smith’s broad experience in the rare earths mining industry and deep understanding of the operations at our Mountain Pass facility make him a valuable member of our management and board of directors.

James S. Allen has been our Chief Financial Officer since December 2009 and Treasurer since March 2010. From October 2005 until April 2009, Mr. Allen was an audit partner at KPMG LLP, a public accounting firm, and from June 2002 until September 2005, Mr. Allen was an audit senior manager at KPMG. During his time at KPMG, Mr. Allen was responsible for the professional development of managers and staff, the execution of audit engagements and other projects in accordance with firm and professional standards, as well as various other business development and administrative matters including maintenance of client relationships. A certified public accountant, Mr. Allen received his B.S. degree in business administration — accounting from Colorado State University in 1989.

John L. Burba, PhD has been our Chief Technology Officer since October 2008, and was promoted to the position of Executive Vice President and Chief Technology Officer in September of 2009. From August 2005 until October 2008, Mr. Burba was vice president of technology at Chevron Mining Inc., where he was involved in identifying and developing technologies for Chevron Mining’s businesses, including coal, molybdenum and rare earths. From July 2002 until August 2005, Mr. Burba was vice president of technology at Molycorp Inc., a subsidiary of Unocal Corporation. Mr. Burba received his B.S. degree in chemistry in

1974, his M.S. in physical chemistry in 1976 and his PhD in physical chemistry from Baylor University in 1979.

John F. Ashburn, Jr. has been our General Counsel and Executive Vice President since December 2008, and served as our Secretary from December 2008 until April 2010. From August 2005 until November 2008, Mr. Ashburn was senior counsel of Chevron Mining Inc. From April 1990 until August 2005, Mr. Ashburn was senior counsel of Unocal Corporation, an oil and gas exploration and production company. Mr. Ashburn received his B.S. degree in psychology from Northern Illinois University in 1976 and his J.D. from Northern Illinois University School of Law in 1980.

Ksenia A. Adams has been our Corporate Controller since July 2009. From May 2007 until July 2009, Ms. Adams was an audit manager with KPMG LLP. From October 2002 until May 2007, Ms. Adams was a senior member of the audit staff of KPMG. Ms. Adams is a certified public accountant and received her B.S. degree in accounting from Colorado State University in 2002.

Douglas J. Jackson has been our Vice President, Business Development since November 1, 2010. From 2002 to 2010, he was a private investor and in 2010 founded and is the principal of Optimal Solutions SV LLC, a management consulting company. From 1988 to 2002, he was with Dyno Nobel, Inc., or Dyno, the largest operating subsidiary of Dyno Nobel ASA, a global commercial explosives supplier. While with Dyno, he held a variety of positions, including serving as President and Chief Executive Officer, where he had the responsibility for operations in North America and South America, Dyno’s largest market, while establishing new operations in the high growth markets of Latin America. Mr. Jackson started his career with Unocal Corporation, where his roles included Engineer-Chemical Sales/Service and District Sales Manager — Industrial Chemical Marketing. Mr. Jackson received his B.S. degree in engineering from Washington State University in 1983 and his MBA from California State University in 1988.

Directors

Russell D. Ball has been a director since March 2010.  Since July 2007, Mr. Ball has been the chief financial officer and since October 2008, he has been the executive vice president of Newmont Mining Corporation, a gold mining and production company. Before becoming chief financial officer, Mr. Ball held a variety of senior positions with the Newmont Mining Corporation, including vice president and controller from 2004 until 2007. Mr. Ball is both a chartered accountant in South Africa and a certified public accountant in the United States. Mr. Ball brings a unique and important understanding of finance and accounting in the international mining industry to our board of directors.

Ross R. Bhappu has been the Chairman of our board of directors since September 2008. Since 2005, Mr. Bhappu has been a partner with Resource Capital Funds, a series of private equity funds investing exclusively in the mining and minerals industry, and from 2001 until 2005 Mr. Bhappu was vice president/principal of Resource Capital Funds. Mr. Bhappu has served on the board directors of EMED Mining Public Ltd., a copper mining company, since October 2008, and he has been a director of Traxys S.A., a metal trading and distribution company, since January 2007. Previously, Mr. Bhappu served on the board of directors of Constellation Copper Corporation, a copper mining company, from July 2002 until November 2007 and Anglo Asian Mining, a gold mining company, from November 2005 until September 2006. Mr. Bhappu has prior experience constructing and operating complex mining and processing operations as well as mining related merger and acquisition activities. He was previously employed by Newmont Mining Corporation, GTN Copper Corporation and Cyprus Minerals Company. With his comprehensive knowledge of the mining industry and his extensive board experience, Mr. Bhappu is a key member of our board of directors.

Brian T. Dolan has been a director since September 2008. Mr. Dolan has been a partner of Resource Capital Funds and RCF Management, L.L.C., a company that provides management services to the several Resource Capital Funds, since January 2002. Mr. Dolan is currently serving as a member of the board of directors of the following companies: Connors Drilling LLC; Dampier International; Dampier Master Fund; RCF IV Speedwagon Inc.; and Rolling Rock Minerals, Inc. Mr. Dolan is also currently serving in the following executive officer positions: vice president and assistant secretary of NYCO Minerals LLC; vice president and secretary of RCF IV Speedwagon, Inc.; and vice president and secretary of Rolling Rock Minerals, Inc. From 1970 to 2001, Mr. Dolan practiced law with Davis Graham & Stubbs LLP of Denver,

Colorado, specializing in natural resources law. Mr. Dolan’s extensive and ongoing experience as director of a wide spectrum of companies makes him a vital part of our board of directors.

Charles R. Henry has been a director since August 2009. Mr. Henry is currently the president of CRH, Inc., a consulting firm specializing in defense acquisition issues, and has been associated with CRH since its formation in 1993. From 2005 to 2007, Mr. Henry was the chief operating officer of CEG Company, a leading producer of wiring harnesses for military vehicles. He has served on the board of directors of Gaming Partners International, a gaming products company, since June 2006. Mr. Henry is a retired two-star general who served 32 years in the U.S. Army. With his strong background in management, Mr. Henry brings significant organizational acumen to our board of directors.

Mark S. Kristoff has been a Director since September 2008. Since April 2005, Mr. Kristoff has been the chief executive officer of the Traxys Group, a global metal trading, marketing and distribution company with annual revenues of approximately $4 billion. Before becoming chief executive officer, Mr. Kristoff was the chief operating officer of the Traxys Group from its founding in January 2003 until April 2005. Prior to the formation of the Traxys Group, Mr. Kristoff was the president of Considar Inc. from 1991 until 2003. Mr. Kristoff s experience in global trading, financing, supply chain management, and distribution of metals and REE’s provides valuable insight to our board of directors regarding existing and potential opportunities in the rare earths markets. Mr. Kristoff graduated from Cornell University with a BA in Economics in 1984.

Alec Machiels has been a Director since September 2008. Mr. Machiels has served as a partner at Pegasus Capital Advisors, L.P., a private equity fund manager, since May 2006. Prior to becoming a partner at Pegasus, Mr. Machiels was as vice president from June 2004 until May 2006 and an associate from August 2002 until June 2004. Mr. Machiels served as a member of the board of directors of Coffeyville Resources, LLC, an oil refinery and ammonia plant in Coffeyville, KS, from 2003 until 2005 as well as a member of the board of directors of Merisant Company, a manufacturer and distributor of sugar substitute sweeteners, from 2005 until 2008. He has served on the board of directors of Traxys S.A., a global metal trading and distribution company, since January 2006. He started his career as a financial analyst in the Financial Services Group at Goldman Sachs International in London and in the Private Equity Group at Goldman, Sachs & Co. in New York from July 1996 until June 1999. From July 2001 to July 2002, Mr. Machiels served as chief executive officer and chairman of Potentia Pharmaceuticals, Inc. Mr. Machiels attended Harvard Business School from August 1999 to June 2001 and received an MBA. Mr. Machiels also received a masters in law from KU Leuven Law School in Belgium and a masters in international economics from Konstanz University in Germany. His strong background in financial management and investment in commodity-related businesses provides our board of directors with a valuable perspective on strategic, financial and capital raising matters.

Jack E. Thompson has been a Director since August 2009. From December 2001 until April 2005 he was the vice chairman of Barrick Gold Corporation, a gold mining company. Mr. Thompson has served as a member of the boards of directors of Tidewater, Inc., an offshore oil services company, and Century Aluminum Co., an aluminum smelting company, since February 2005. He has also served as a member of the board of directors of Anglo American, a mining company, since November 2009. Previously, Mr. Thompson served as a member of the board of directors of: Stillwater Mining Co., a palladium and platinum mining company, from March 2003 until July 2007; Rinker Group Limited, a sand and gravel company, from May 2006 until April 2007; Centerra Gold Inc., a gold mining company, from May 2009 until May 2010; and Phelps Dodge Corporation, a copper mining company, from January 2003 until March 2007. Mr. Thompson brings extensive knowledge of the mining industry and broad management experience to our board of directors.

Board Composition

Our certificate of incorporation provides that our board of directors must consist of no less than seven or more than eleven persons. The exact number of members on our board of directors is determined from time to time by resolution of a majority of our full board of directors. Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Our directors are divided among the three classes as follows:

•	Messrs. Ball, Henry and Thompson serve as Class I directors (with a term expiring in 2011);

•	Messrs. Dolan and Smith serve as Class II directors (with a term expiring in 2012); and

•	Messrs. Bhappu, Kristoff and Machiels serve as Class III directors (with a term expiring in 2013).

Committees of Our Board of Directors

Audit and Ethics Committee

Our Audit and Ethics Committee consists of Messrs. Ball, Thompson, Machiels and Henry. The Audit and Ethics Committee, among other things, oversees our accounting practices and processes, system of internal controls, independent auditor relationships, financial statement audits and audit and financial reporting processes. All of the members of our Audit and Ethics Committee are independent under the rules of the NYSE and Messrs. Ball, Thompson and Henry are independent under Rule 10A-3 under the Exchange Act. Each of the committee members is financially literate within the requirements of the NYSE and Mr. Ball is an audit committee financial expert within the applicable rules of the SEC and the NYSE.

Our board of directors has adopted a written charter for our Audit and Ethics Committee. A complete copy of the Audit and Ethics Committee charter is available on our website at www.molycorp.com. The information on or accessible through our website is not a part of this prospectus.

Compensation Committee

Our Compensation Committee consists of Messrs. Thompson, Kristoff and Dolan. The Compensation Committee establishes and administers our policies, programs and procedures for compensating our executive officers and directors. The Compensation Committee’s duties include, among other things, reviewing and approving executive officer compensation and recommending incentive compensation plans and equity-based plans. All of the members of our Compensation Committee are independent under the rules of the NYSE.

Our board of directors has adopted a written charter for our Compensation Committee. A complete copy of the Compensation Committee charter is available on our website at www.molycorp.com. The information on or accessible through our website is not a part of this prospectus.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Messrs. Kristoff, Bhappu and Machiels. The Nominating and Corporate Governance Committee identifies individuals qualified to become board members, recommends director nominees, recommends board members for committee membership, develops and recommend corporate governance principles and practices, oversees the evaluation of our board of directors and its committees and formulates a description of the skills and attributes of desirable board members. All of the members of our Nominating and Corporate Governance Committee are independent under the rules of the NYSE.

Our board of directors has adopted a written charter for our Nominating and Corporate Governance Committee. A complete copy of the Nominating and Corporate Governance Committee charter is available on our website at www.molycorp.com. The information on or accessible through our website is not a part of this prospectus.

Health, Safety and Environment Committee

Our Health, Safety and Environment Committee consists of Messrs. Henry, Dolan and Smith. The Health, Safety and Environment Committee establishes and oversees the administration of our policies, programs and procedures for ensuring that we continue to provide a safe working environment for our employees. The Health, Safety and Environment Committee also establishes and oversees the administration of our policies, programs and procedures for ensuring our continued commitment to protecting the environment.

Our board of directors has adopted a written charter for our Health, Safety and Environment Committee. A complete copy of the Health, Safety and Environment Committee charter is available on our website at www.molycorp.com. The information on or accessible through our website is not a part of this prospectus.

Executive Committee

Our Executive Committee consists of Messrs. Bhappu, Kristoff and Smith. The Executive Committee acts, when necessary, in place of our full board of directors during periods in which our board of directors is not in session. The Executive Committee is authorized and empowered to act as if it were the full board of directors in overseeing our business and affairs, except that it is not authorized or empowered to take actions that have been specifically delegated to other board committees or to take actions with respect to:

•	the declaration of distributions on our capital stock;

•	a merger or consolidation of our company with or into another entity;

•	a sale, lease or exchange of all or substantially all of our assets;

•	a liquidation or dissolution of our company;

•	any action that must be submitted to a vote of our stockholders; or

•	any action that may not be delegated to a board committee under our certificate of incorporation or the General Corporation Law of the State of Delaware.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee consists of Messrs. Thompson, Kristoff and Dolan. None of these individuals has ever been an officer or employee of Molycorp or any of our subsidiaries. None of our executive officers serves or have served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Code of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all officers, other employees and directors. We have posted the full text of our Code of Business Conduct and Ethics on our website at www.molycorp.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics or waivers of such provisions applicable to any director, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above. The information on or accessible through our website is not a part of this prospectus.

Corporate Governance Guidelines

Our board of directors has adopted Corporate Governance Guidelines to assist us with the proper management and governance of the activities of our board of directors. A complete copy of the Corporate Governance Guidelines is available on our website at www.molycorp.com. The information on or accessible through our website is not a part of this prospectus. Our Corporate Governance Guidelines cover, among other topics:

•	director independence;

•	board structure and composition;

•	board member nomination and eligibility requirements;

•	board leadership and executive sessions;

•	limitations on other board and committee service;

•	committees of the board;

•	director responsibilities;

•	board and committee resources, including access to officers and employees;

•	director compensation;

•	director orientation and ongoing education;

•	succession planning; and

•	board and committee self evaluations.

Review and Approval of Related-Party Transactions

Our Audit and Ethics Committee is responsible for the review and approval of all related-party transactions required to be disclosed to the public under SEC rules. This procedure is contained in the written charter of our Audit and Ethics Committee. In addition, we maintain a written Code of Ethics that requires all employees, including our officers, to disclose to the Audit and Ethics Committee any material relationship or transaction that could reasonably be expected to give rise to a personal conflict of interest. Related-party transactions are reviewed and approved by the Audit and Ethics Committee on a case-by-case basis.

Compensation Discussion and Analysis

Executive Summary

As further discussed in this section, our compensation and benefit program helps us attract, retain and motivate individuals who will maximize our business results by working to meet or exceed established company or individual objectives. This section focuses on our compensation programs for executive officers, including the following officers whom we refer to as our named executive officers:

Name	Title

Mark A. Smith	President and Chief Executive Officer
James S. Allen	Chief Financial Officer and Treasurer
Ksenia A. Adams	Corporate Controller
John F. Ashburn	Executive Vice President and General Counsel
John L. Burba	Executive Vice President and Chief Technology Officer

In 2010, we implemented several key changes to our compensation program to correspond with compensation practices typically found in public companies. Our key changes included:

•	developing a framework for benchmarking our executives’ salaries to the salaries of executives with comparable positions in our peer group;

•	creating an annual bonus program based on the achievement of essential corporate objectives;

•	creating a long-term equity-based award program, which we refer to as our Long-Term Incentive Program, under which our executives may receive equity awards to align their interests with our stockholders’ interests and encourage them to work toward the long-term success of the company;

•	entering into new employment agreements with our executives in anticipation of becoming a public company;

•	amending and restating our nonqualified deferred compensation plan to give participants the ability to defer the receipt of shares subject to restricted stock units granted under the Long-Term Incentive Program, to convert all or a portion of their cash bonus into additional restricted stock units and to be eligible to receive matching restricted stock units, each of which promotes share ownership in our executives; and

•	instituting a stock ownership policy for our directors and officers, which promotes a long-term view of our performance.

The following discussion and analysis of our compensation and benefit programs should be read together with the compensation tables and related disclosures that follow this section. This discussion includes forward-looking statements based on our current plans, considerations, expectations and determinations about our compensation program. Actual compensation decisions that we may make for 2011 and beyond may differ materially from those made in our recent past.

Overview, Philosophy and Objectives

Our compensation and benefit program seeks to attract and retain talented and qualified individuals to manage and lead our company and to motivate them to pursue our long-term business objectives. In 2010, our compensation program consisted of a mix of cash and equity-based components. This mix provided a competitive total compensation package that rewarded individual and company performance.

We compete with a variety of companies and organizations to hire and retain individual talent. As a result, the primary goal of our compensation program is to help us attract, motivate and retain the best people possible. We implement this philosophy by:

•	encouraging, recognizing and rewarding outstanding performance;

•	recognizing and rewarding individuals for their experience, expertise, level of responsibility, leadership, individual accomplishment and other contributions to us;

•	recognizing and rewarding individuals for work that helps increase our value; and

•	providing compensation packages that are competitive with those offered by companies with whom we compete in hiring and retaining talented individuals.

Executive compensation is a management tool that we use to provide reasonable financial security for our executive officers in exchange for their service. We also use executive compensation to align our executive officers’ goals with our mission, business strategy, values and culture.

This Compensation Discussion and Analysis provides you with a description of the material factors underpinning our compensation policies and decisions for our named executive officers. We refer to these policies and decisions as our compensation program.

Compensation Administration and Consulting

Role of the Board of Directors and the Compensation Committee.  Prior to our initial public offering, the board of directors of Molycorp, LLC was responsible for administering our compensation programs and policies. Since our initial public offering, the Board has delegated to the Compensation Committee the overall responsibility of overseeing the compensation and benefit programs of our executive officers. The Board has retained the final approval of certain key matters, such as the adoption of, or any material amendment to, any equity plan. In compliance with the rules of NYSE, our Compensation Committee is composed entirely of independent directors. In addition, all members of the Compensation Committee are:

•	“non-employee directors” within the meaning of Rule 16b-3 promulgated under the Exchange Act; and

•	“outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Under its charter, the Compensation Committee has the primary responsibility for:

•	determining our President and Chief Executive Officer’s compensation and compensation for our other executive officers;

•	working with members of our management to report our executive compensation practices and policies to our stockholders; and

•	administering the equity and incentive compensation plans in which our executive officers participate.

Our Compensation Committee is also responsible for evaluating and administering our compensation program to ensure that it properly motivates our executive officers and appropriately drives our operational and financial performance.

Our Compensation Committee reviews base salaries, determines and makes annual cash incentive awards, approves payout amounts earned for the past year’s annual cash incentive awards, and grants equity incentive awards under the Molycorp, Inc. 2010 Equity and Performance Incentive Plan. In fulfilling its duties and responsibilities, the Compensation Committee receives input in the form of:

•	reports and updates from our executive officers on company and individual executive performance that is measured against quantitative and qualitative performance goals established to help determine individual performance and business success;

•	recommendations from our President and Chief Executive Officer regarding the compensation for our executive officers; and

•	advice from its independent compensation consultant, Towers Watson & Co., which we refer to as Towers Watson.

The Compensation Committee is not bound by the input it receives from our President and Chief Executive Officer or any other executive officer or consultant. Instead, the Compensation Committee exercises independent discretion when making executive compensation decisions.

The Board has the power to change, at any time, the size and membership of the Compensation Committee, to remove Compensation Committee members and to fill vacancies on the Compensation Committee, so long as any new member satisfies the requirements of the Compensation Committee’s charter and any other applicable requirements.

Role of Compensation Consultants.  Our management engaged Mountain States Employers Council, Inc., which we refer to as MSEC, to assist us in developing the compensation program for our executive officers. MSEC provided salary surveys and assisted with establishing pay grades and job descriptions.

Our management also engaged Buck Consultants, LLC, which we refer to as Buck Consultants, to assist in the development of compensation programs for our executive officers. In adopting our 2010 annual bonus program and the Long-Term Incentive Program, the Compensation Committee reviewed and considered data provided by and recommendations made by Buck Consultants.

The Compensation Committee engaged Towers Watson as its independent compensation consultant. During the year, Towers Watson reviewed the proposals of MSEC, reviewed the recommendations of Buck Consultants, selected the peer group members used in developing our compensation practices, performed our peer group benchmarking analysis, assisted with establishing our annual bonus program and the Long-Term Incentive Program, reviewed award agreements related to our 2010 Equity and Performance Incentive Plan, reviewed employment agreements for our executive officers and assisted with other issues in which independent advice was sought by the Compensation Committee. Other than the services provided to the Compensation Committee, Towers Watson did not provide any other services to Molycorp.

Role of Executive Officers.  Our President and Chief Executive Officer provides the Compensation Committee, and before that, he provided the board of directors of Molycorp Minerals, LLC, recommendations regarding our compensation program and the compensation of our named executive officers other than himself. He has been assisted in this by our Director of Human Resources, Terry Gleason, and James Sillery of Buck Consultants.

Peer Group Analysis

In 2010, the Compensation Committee, with the assistance of Towers Watson, developed a framework for benchmarking our executives’ salaries to the salaries of executives with comparable positions in our peer group. Establishing a peer group was difficult, because we were in a developmental stage with low earnings and revenues, but expected to become a larger enterprise within a short time frame. Therefore, in establishing our executive officers’ salaries, the Compensation Committee reviewed data from both larger, well-established firms as well as smaller, newly public companies.

The Compensation Committee created a “Steady Run Rate Group”, the members of which were selected from metals and mining companies and chemical companies with revenues ranging from half to double our near-term expected earnings and revenues based on prevailing metals prices. Outliers with total asset values of more than $1.5 billion or a book value of more than $1.2 billion were removed from the group. Each member of the peer group had a ratio of revenues to assets of less than 1.2. Our analysis resulted in the following list of peer group members:

Minerals Technologies Inc.	RTI International Metals Inc.
OM Group Inc.	Stillwater Mining Co.
Titanium Metals Corp.	Thompson Creek Metals Company Inc.
Brush Engineered Materials Inc.	Hecla Mining Co.
Amcol International Corp.	Intrepid Potash Inc.
Innospec Inc.	STR Holdings Inc.
Terra Nova Royalty Corporation	American Vanguard Corp.
Calgon Corporation	NL Industries Inc.

The median 2009 revenue for the peer group was $412 million. The median value of total assets for the peer group was $734 million. The median market capitalization for the peer group was $890 million. These median values were viewed as appropriate long-term estimates of Molycorp’s projected revenue, value of total assets and market capitalization at the time the group was developed, which preceded our initial public offering.

As an additional reference, the Compensation Committee created a supplemental “Developmental Stage Reference Group” by reviewing U.S. and Canadian companies that made an initial public offering in 2007 or 2008. The Compensation Committee limited its search to companies in the materials and energy industries and with 2009 revenues of less than $200 million and a ratio of revenues to assets of less than 1.5. A total of six companies met these criteria and formed our second reference group:

Fortress Paper Ltd.	B2gold Corporation
Orbit Garant Drilling Inc.	Quicksilver Gas Services LP
Angle Energy Inc.	Vanguard Natural Resources LLC

As expected, this group had a lower median 2009 revenue equal to $74 million. The 2009 median value of total assets for this group was $223 million and median market capitalization for the group was $457 million.

In addition, Towers Watson provided the Compensation Committee with access to its proprietary market information. This database covers a wide range of industries but excludes financial services companies. The data were size-adjusted using one of two methods:

•	using a linear regression to estimate salaries for a company with $400 million in revenue; and

•	considering salaries for companies with $200 million to $1 billion in revenue.

The overall salary levels for this group were similar to those in the Steady Run Rate Group.

The Compensation Committee used data from all three groups to guide its decisions on the base salary levels for our executive officers. On the one hand, the Compensation Committee did not want to set base salaries at the levels found in the Steady Run Rate Group, because we had not yet achieved earnings and revenues that were comparable to that group. On the other hand, the Compensation Committee did not want to align base salaries to the Developmental Stage Reference Group, because our expected earnings and revenues in the short term were expected to exceed the companies in this group. Therefore, the Compensation Committee set our executives’ salaries to levels that were lower than the Steady Run Rate median, but higher than the Developmental Stage Reference Group median.

In addition to using these data to determine the salaries for our executive officers, the Compensation Committee also used these data to determine the annual bonus opportunity for our President and Chief Executive Officer.

Allocation of Compensation Components

In 2010, our compensation program consisted of the following components:

•	base salaries;

•	annual bonuses paid in a mix of cash and equity;

•	discretionary cash bonuses related to the achievement of our initial public offering;

•	equity-based awards under our Long-Term Incentive Program;

•	health and welfare benefits; and

•	retirement benefits.

We believe that a substantial portion of the total compensation of our executive officers should be variable and tied to our performance to align compensation with the achievement of our business objectives. At the same time, we strive to attract and retain high-caliber executives with competitive fixed compensation. We, therefore, offer both fixed and at-risk compensation, the levels and the mix of which are set at rates that are intended to be competitive within our industry.

Compensation Program Overview

We believe our compensation program, when evaluated on a component-by-component basis and in total, effectively achieves our compensation philosophy and objectives described above. The following chart summarizes the primary components of our compensation program for 2010:

Component	Primary Purpose

Base Salary	Base salary compensates an individual for his or her position’s responsibilities, skills, experience and performance. The levels of base salaries are intended to attract and retain a high-quality management team, especially when considered with the other components of our compensation program. The levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability.
Annual Bonus Payments	Our annual bonus payments are used to align our executive officers with our overall business objectives and reward them for superior performance. Specific goals are determined at the beginning of the year (other than for 2010, which were determined after our initial public offering) and performance is evaluated at year end. Payments are made in a combination of cash and restricted stock.
Equity Awards	Equity awards under our 2010 Equity and Performance Incentive Plan align our executives with the interests of our stockholders and promote retention.
Health and Welfare Benefits	Health and welfare benefits provide for basic health, life and income security needs of our executive officers and their dependents.
Retirement Benefits	Our 401(k) plan encourages and rewards long-term service by providing market-based benefits upon retirement. All employees are eligible to participate in our 401(k) plan. Our nonqualified deferred compensation plan provides a tax-efficient vehicle to accumulate retirement savings. In addition, the plan promotes share ownership by allowing participants to convert all or a portion of their cash bonus into restricted stock units and receive additional matching restricted stock units. The plan also promotes retention, because the matching restricted stock units vest over a three-year term.

Primary Components of Executive Compensation

2010 Base Salaries.  In 2010, the Compensation Committee focused on approving the job descriptions and the assignment of pay grades for our employees as proposed by management and its consultants. After our initial public offering, we targeted the salary levels for our executive officers to above the median of the Developmental Stage Reference Group, because our expected earnings and revenues in the short term were expected to exceed the companies in this group. However, the Compensation Committee set the base salaries lower than the median of the Steady Run Rate Group, because our earnings and revenues were not yet comparable to companies in this group. The Compensation Committee believes that salaries at these levels, together with our total benefits package, will make us highly competitive in the market place and help to attract and retain high-quality executives. Based on the results of our peer group analysis, the Compensation Committee raised the base salaries for each of Mr. Allen, Mr. Ashburn and Mr. Burba from $200,000, $215,000, $213,700, respectively, to $250,000 for each executive.

Discretionary Cash Bonuses.  In connection with the completion of our initial public offering, the Compensation Committee granted each of our executive officers a discretionary cash bonus as a reward for his or her exemplary performance in successfully completing our initial public offering. The amount of each officer’s award corresponded with his or her level of responsibility in overseeing the completion of our initial public offering. Mr. Smith received a bonus of $100,000, each of Mr. Allen, Mr. Ashburn and Mr. Burba received a bonus of $50,000, and Ms. Adams received a bonus of $30,000.

Annual Bonus Payments.  After the completion of our initial public offering, the Board established company performance objectives in five categories, which included both qualitative and quantitative criteria. On November 4, 2010, to align our executive officers’ performance with our overall business objectives, the Compensation Committee established bonus opportunities for each of our executive officers that were discretionary in nature, but based upon the successful achievement of our objectives. In determining our executive officers’ annual bonuses, the Compensation Committee evaluated our performance in the following areas:

•	Financial — this category included achieving various financial objectives, such as the completion of our initial public offering and securing financing for the modernization and expansion of our Mountain Pass facility.

•	Mountain Pass Project — this category included successful completion of various project milestones related to the modernization and expansion of our Mountain Pass facility, such as completing the construction schedule and capital estimate, obtaining permits required to begin construction, submitting pre-orders for equipment and starting construction.

•	Business Plan — this category included execution of our 2010 business plan and achieving operating income of $180,177, consistent with our approved budget.

•	Safety — this category included strong progress in various safety targets, such as engaging an outside firm to perform an independent safety audit and a 10% improvement in our recordable injury rate.

•	Other — this category included achieving various strategic business development goals in our mine-to-magnets plan as well as obtaining sales contracts for our products after the completion of our modernization and expansion of our Mountain Pass facility.

In determining our executive officers’ annual bonus opportunities, the Compensation Committee established the following discretionary guidelines for each of our executive officers other than Mr. Smith:

•	if our overall level of achievement was 80% of target, his or her bonus would be 20% of his or her 2010 base salary;

•	if our overall level of achievement was 100% of target, his or her bonus would be 40% of his 2010 base salary; and

•	if our overall level of achievement was 120% of target, his or her bonus would be 80% of his or her 2010 base salary.

After the close of 2010, the Compensation Committee assessed our 2010 performance relative to our established corporate objectives. The Compensation Committee used its discretion to determine the levels of achievement for each of the criteria described above, which resulted in the following:

Category	Weighting	Level of Achievement

Financial	20%	113%
Mountain Pass Project	30%	120%
Business Plan	20%	75%
Safety	20%	100%
Other	10%	150%

Based on the levels of achievement for each of the five criteria and their respective weightings, the Compensation Committee determined that the overall level of achievement for all of the corporate objectives was 109%. Using the bonus opportunity guidelines, the Compensation Committee awarded Messrs. Allen, Ashburn and Burba annual bonuses equal to 58% of their 2010 base salaries, and Ms. Adams was awarded an annual bonus of 44% of her base salary. In addition, the Compensation Committee recognized Mr. Smith’s efforts in overseeing our achievement of our 2010 corporate objectives as described above and awarded an annual bonus to Mr. Smith equal to 116% of his base salary based on a target level set at 80% of his 2010 base salary, which was at the median of the Steady State Run Group in our peer group analysis. Because the bonus amounts were based on our performance during the period following our initial public offering, we prorated each executive’s bonus based on the number of days from our initial public offering to the end of the year. Therefore, based on the Compensation Committee’s assessment of the overall level of achievement of our corporate objectives, the bonus amounts earned by each executive were as follows:

Executive	Bonus Amount

Mr. Smith	$198,312
Mr. Allen	$61,973
Ms. Adams	$22,310
Mr. Ashburn	$61,973
Mr. Burba	$61,973

Half of the value of each executive’s annual bonus was paid to the executive in cash and the remaining half was paid in shares of restricted stock. The restricted stock will vest on the third anniversary of the date of grant. We believe the allocation of cash and restricted stock helps promote various objectives under our compensation philosophy. On the one hand, we provide immediate rewards to our executives in the form of cash payments for their strong performance in achieving our corporate goals, which is a practice that is competitive with our peers. On the other hand, we promote retention and a long-term view of our success by granting half of the award in restricted stock with a three-year vesting period.

On January 13, 2011, the Compensation Committee approved the 2011 Annual Incentive Plan, which will provide incentive-based bonus opportunities to our executive officers upon the successful achievement of our corporate goals for 2011. Bonus amounts paid under the 2011 Annual Incentive Plan will be based on a percentage of each executive officer’s 2011 base salary. As was the case with our executive officers’ 2010 bonuses, the payments under the 2011 Annual Incentive Plan will also be made in equal amounts of cash and shares of restricted stock.

Equity Awards.  In an effort to promote share ownership, which aligns our executives’ financial interests with those of our stockholders, and to encourage our executives to have a long-term view of our success, the Board approved the 2010 Equity and Performance Incentive Plan, for which the Board delegated administrative authority to the Compensation Committee. In 2010, as part of the Long-Term Incentive Program, the Compensation Committee granted shares of restricted stock to our executive officers, other than Ms. Adams, as follows:

Executive	Number of Shares of Restricted Stock

Mr. Smith	6,000
Mr. Allen	18,000
Mr. Ashburn	3,000
Mr. Burba	3,000

The restricted stock vests on the third anniversary of the date of grant. Each executive must remain in our continuous employ for his shares to vest on the vesting date, unless his employment terminates by reason of retirement, death or disability or in connection with a change of control of the company. The restricted stock was granted under and pursuant to the terms and conditions of our 2010 Equity and Performance Incentive Plan.

The number of shares granted to Mr. Allen was significantly higher than the number of shares granted to the other executive officers due to the fact that, unlike the other executive officers, Mr. Allen did not receive incentive shares prior to our initial public offering (see “— Compensation Discussion and Analysis — Molycorp, LLC Incentive Shares and Stock Options”) and therefore owned fewer shares of common stock than the other executive officers. As an acknowledgement that Mr. Allen was not granted incentive shares prior to our initial public offering, the Compensation Committee granted Mr. Allen a larger number of shares of restricted stock as compared to the number of shares received by the other executive officers.

On January 13, 2011, as part of our Long-Term Incentive Program, the Compensation Committee made grants to our executive officers of restricted stock units and stock options pursuant to the terms and conditions of our 2010 Equity and Performance Incentive Plan. The restricted stock units vest on the third anniversary of the date of grant and the stock options vest ratably over the three-year period following the date of grant.

Health and Welfare Benefits.  Each of our named executive officers is entitled to participate in our employee benefit plans (including medical, dental, and life insurance benefits) on the same basis as other employees.

Retirement Benefits.  We have established a 401(k) plan for our employees that encourages and rewards long-term service by providing market-based benefits upon retirement. Each of our named executive officers is entitled to participate in our 401(k) plan on the same basis as other employees. For more information on our 401(k) plan, please see “— Executive Compensation — Retirement Plans.”

Our nonqualified deferred compensation plan, which we refer to as the Management Incentive Compensation Plan, provides a tax-efficient vehicle to accumulate retirement savings. In 2010, we amended and restated the plan to allow participants to defer the receipt of shares subject to restricted stock units granted under our Long-Term Incentive Program. In addition, if a participant elects to defer any of the cash portion of the bonus he or she earns under the 2011 Annual Incentive Plan, he or she may convert a percentage of that cash portion into restricted stock units, which are credited to his or her account under the plan. If a participant converts any of his or her cash bonus into restricted stock units, then we will credit his or her account with matching restricted stock units at an amount equal to 25% of the number of restricted stock units the participant received after converting his or her cash bonus into restricted stock units. We added these new conversion and matching features to promote share ownership in our executive officers and to align their interests with our stockholders’ interests and our long-term success. For more information on our nonqualified deferred compensation plan, please see “— Executive Compensation — Nonqualified Deferred Compensation.”

Employment Agreements

In May 2010, we entered into new employment agreements with Mr. Smith, Mr. Allen, Mr. Ashburn and Mr. Burba. The employment agreement for Mr. Smith was based on his previous employment agreement we entered into in 2009. However, in anticipation of our initial public offering, we amended some of the sections of Mr. Smith’s agreement to make it more suitable for an executive of a public company. For example, we added a provision in which Mr. Smith would be entitled to severance payments if he were to terminate his employment for “good reason” (as defined in the employment agreement) following a change of control of the company, because an unsolicited change of control is more of a possibility for a public company. In addition, we made changes to the restrictive covenants section of his employment agreement to bring them in line with covenants for executives of public companies. For a description of the employment agreements with our executive officers, see “— Executive Compensation — Employment Agreements.”

In November 2010, the Compensation Committee amended the employment agreements for each of our executive officers to change the definition of “change of control” to match the definition used in the form equity-award agreements approved at that time by the Compensation Committee. The new definition of change of control is more typical for a public company than the prior definition had been. In addition, we believe that maintaining consistent change of control definitions across agreements is desirable for our overall compensation program.

Molycorp, LLC Incentive Shares and Stock Options

In 2009, prior to our initial public offering, the board of directors of Molycorp, LLC granted equity-based awards to Messrs. Smith, Ashburn and Burba, which we refer to as “incentive shares.” The incentive shares provided the recipients rights that were parallel to those of other indirect owners with respect to future profits of Molycorp, LLC. The incentive shares vested ratably in one-third increments beginning on the date of the grant and on the first and second anniversaries of the date of the grant, with vesting accelerating on the six-month anniversary of a change of control or our initial public offering. Prior to our initial public offering, each holder of incentive shares exchanged their incentive shares for shares of Class B common stock of Molycorp, Inc. in the corporate reorganization with a similar vesting schedule as the incentive shares. In connection with our initial public offering, all shares of Class B common stock, including those issued to the executive officers in connection with their incentive shares, were converted into restricted shares of our common stock.

In 2009, Mr. Smith was granted an option to purchase 3,798 shares of Molycorp Minerals, LLC equity (subsequently assumed by Molycorp, LLC), which was immediately exercisable. Mr. Smith exercised his option in 2009 and 2010 for interests in Molycorp, LLC, which were exchanged for shares of our Class A common stock in the corporate reorganization. In connection with our initial public offering, all shares of Class A common stock, including those acquired by Mr. Smith, were immediately converted into shares of our common stock.

Tax and Accounting Considerations

The Board and the Compensation Committee have considered the potential future effects of Section 162(m) of the Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for our President and Chief Executive Officer and each of the other named executive officers (other than our chief financial officer), unless compensation is performance-based. Prior to our initial public offering, the Board did not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that the Compensation Committee will, where reasonably practicable, seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our executive officers in the future, the Compensation Committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract, retain and motivate executive talent.

Stock Ownership Guidelines

In an effort to align the interests of our directors and executives with those of our stockholders, the Board adopted stock ownership guidelines for our directors and officers. Under the stock ownership guidelines, our directors and officers are required to hold the following values in the form of company stock within five years of becoming a director or officer:

•	Directors — four times the value of their annual cash retainer;

•	President and Chief Executive Officer — three times his annual base salary; and

•	Chief Financial Officer and Executive Vice Presidents — two times their annual base salaries.

If an officer’s ownership requirement increases because of a change in title or if a new officer or director is added, the five-year period to achieve the stock ownership requirement begins in January of the year following the year in which the officer’s title changed or the new officer or director began service.

Executive Compensation

The following table sets forth compensation information regarding our President and Chief Executive Officer, Chief Financial Officer and Treasurer and each of our three other most highly compensated executive officers serving as of December 31, 2010.

2010 SUMMARY COMPENSATION TABLE

							Non-Equity
				Stock		Option	Incentive Plan	All Other
Name and			Bonus	Awards		Awards	Compensation	Compensation
Principal Position	Year	Salary ($)	($)	($)		($)	($)	($)		Total ($)

Mark A. Smith	2010	400,000	199,156	219,060	(4)	—	—	30,245	(7)	848,461
President and Chief Executive Officer	2009	400,000	—	(5)		241,000 (6)	—	38,245		679,245
James S. Allen	2010	214,583	80,987	657,180	(4)	—	—	29,400	(8)	982,150
Chief Financial Officer and Treasurer(1)	2009	12,179	—	—		—	—	77		12,256
Ksenia A. Adams	2010	120,000	41,155	—		—	—	17,400	(9)	178,555
Corporate Controller(2)	2009	52,308	—	—		—	—	946		53,254
John F. Ashburn	2010	225,208	80,987	109,530	(4)	—	—	9,800	(10)	425,525
Executive Vice President and General Counsel	2009	215,000	30,000 (3)	(5)		—	—	14,700		259,700

John L. Burba	2010	224,288	80,987	109,530	(4)	—	—	29,400	(11)	444,205
Executive Vice President and Chief Technology Officer	2009	213,701	—	(5)		—	—	29,918		243,619

(1)	Mr. Allen was hired on December 9, 2009 as our Chief Financial Officer and was appointed Treasurer in March 2010.

(2)	Ms. Adams was hired on July 27, 2009.

(3)	Represents $30,000 paid to Mr. Ashburn, which consisted of the remaining portion of his signing bonus that was contingent upon his employment continuing in 2009.

(4)	Represents the aggregate grant date fair value computed in accordance with FASB ASC 718.

(5)	On September 10, 2009, our board of directors awarded incentive shares of Molycorp Minerals, LLC to certain employees, including 2,310,000 shares to Mr. Smith, 700,000 shares to Mr. Ashburn and 875,000 shares to Mr. Burba. Each incentive share is effectively equivalent to approximately 0.379718 of a share of our common stock. Additional information regarding the incentive shares, which are intended to constitute “profits interests” under IRS Revenue Procedures 93-27 and 2001-43, is included in Note 8 to the consolidated financial statements included elsewhere in this prospectus. For the year ended December 31, 2010, we recognized share-based compensation totaling $11,262,558 for Mr. Smith, $3,412,895 for Mr. Ashburn and $4,266,119 for Mr. Burba related to the incentive shares that were exchanged for shares of Class B common stock and later converted into shares of common stock in connection with our initial public offering. The incentive shares were originally classified as a liability and valued at zero under the intrinsic value method and the Class B shares were valued at fair value in connection with the corporate reorganization on April 15, 2010.

(6)	Options for member interests in Molycorp Minerals, LLC, which were assumed by Molycorp, LLC, were immediately vested and exercisable on the grant date. The value of this option award represents the amount of compensation recognized for financial statement purposes. Additional information regarding the determination of the grant date fair value of this award and the underlying assumption is included in Note 8 to the consolidated financial statements included elsewhere in this prospectus.

(7)	Includes $29,400 for employer contributions to our 401(k) plan on behalf of Mr. Smith for 2010 and $845 in 2010 for the premiums paid on a term life insurance policy for the benefit of Mr. Smith.

(8)	Represents $29,400 for employer contributions to our 401(k) plan on behalf of Mr. Allen for 2010.

(9)	Represents $17,400 for employer contributions to our 401(k) plan on behalf of Ms. Adams for 2010.

(10)	Represents employer contributions to our 401(k) plan on behalf of Mr. Ashburn for 2010.

(11)	Represents employer contributions to our 401(k) plan on behalf of Mr. Burba for 2010.

Employment Agreements

We have entered into employment agreements with Messrs. Smith, Allen, Ashburn and Burba.

Mark A. Smith 2009 Employment Agreement

We entered into an executive employment agreement with Mr. Smith, our President and Chief Executive Officer, on November 1, 2009, which we refer to as the 2009 agreement. The 2009 agreement provided for, among other things:

•	an annual base salary of $400,000, subject to increases at our discretion;

•	eligibility to participate in our employee benefit plans;

•	eligibility to participate in our annual bonus plan for officers and directors;

•	eligibility to participate in our executive nonqualified deferred compensation plan; and

•	a term life insurance policy in the amount of $1,000,000 for the benefit of Mr. Smith.

The 2009 agreement was terminated and replaced by a new employment agreement in May 2010, as described below.

Mark A. Smith 2010 Employment Agreement

On May 21, 2010, we entered into a new employment agreement with Mr. Smith. The employment agreement terminates under its own terms on June 1, 2013, but it can be renewed upon our mutual agreement with Mr. Smith. Mr. Smith’s employment agreement provides for, among other things:

•	an annual base salary of $400,000, subject to increases at our discretion;

•	eligibility to participate in our employee benefit plans;

•	eligibility to participate in any bonus plan or long-term equity or cash incentive compensation plan for officers and directors established by our board of directors;

•	eligibility to participate in our executive nonqualified deferred compensation plan; and

•	a term life insurance policy in the amount of $1,000,000 for the benefit of Mr. Smith.

If we terminate Mr. Smith’s employment without “cause,” or if Mr. Smith terminates his employment for “good reason,” as each term is defined in his employment agreement, Mr. Smith would be entitled to receive any accrued salary and vacation pay up to and including the date of termination and severance payments in an amount equal to one year of his base salary.

Under his employment agreement, Mr. Smith is subject to a two-year prohibition on “competitive conduct,” as defined in his employment agreement, anywhere in the world following the termination of his employment for any reason.

Employment Agreements with Certain Named Executive Officers

On May 21, 2010, we entered into an employment agreement with each of Messrs. Allen, Ashburn and Burba that provides such named executive officers a specified annual base salary of $200,000, $215,000 and $213,700, respectively, subject to increases at our discretion.

The employment agreements also provide for, among other things:

•	eligibility to participate in our employee benefit plans;

•	eligibility to participate in any bonus plan or long-term equity or cash incentive compensation plan for officers and directors established by our board of directors; and

•	eligibility to participate in our executive nonqualified deferred compensation plan.

Each of the employment agreements expires by its terms on June 1, 2013, unless renewed in writing by the named executive officer and us. If, prior to such date, we terminate the executive’s employment without “cause,” or if the executive terminates his employment for “good reason,” as each term is defined in his employment agreement, he would be entitled to receive any accrued salary and vacation pay up to and including the date of termination and severance payments in an amount equal to one year of his base salary.

In addition, each of Messrs. Allen, Ashburn and Burba is subject to a two-year prohibition on “competitive conduct,” as defined in his employment agreement, anywhere in the world following the termination of his employment for any reason.

The following table sets forth information with respect to non-equity and equity incentive plan awards granted to our named executive officers during 2010. The Summary Compensation Table above provides information regarding the actual dollar amounts earned under our incentive plans.

2010 GRANTS OF PLAN-BASED AWARDS

		All Stock	Grant Date Fair
	Grant	Awards: Number of Shares	Value of Awards
Name	Date	of Stock or Units	($)

Mark A. Smith	11/4/2010	6,000	219,060
James S. Allen	11/4/2010	18,000	657,180
Ksenia A. Adams	—	—	—
John F. Ashburn	11/4/2010	3,000	109,530
John L. Burba	11/4/2010	3,000	109,530

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2010

The following table provides information about outstanding equity awards of each of our named executive officers as of December 31, 2010.

	Number of		Market Value
	Shares or Units		of Shares or
	of Stock that		Units of Stock
	Have Not		that Have Not
Name	Vested (#)		Vested ($)(3)

Mark A. Smith	292,383	(1)	14,589,912
	6,000	(2)	299,400
James S. Allen	18,000	(2)	898,200
Ksenia A. Adams	—		—
John F. Ashburn	88,601	(1)	4,421,190
	3,000	(2)	149,700
John L. Burba	110,751	(1)	5,526,475
	3,000	(2)	149,700

(1)	Represents restricted shares ultimately received in exchange for the executive officers’ incentive shares in connection with the corporate reorganization and the conversion of shares of Class B common stock immediately prior to the consummation of our initial public offering. These shares will vest on February 3, 2011.

(2)	Represents restricted shares granted on November 4, 2010. These shares will vest in full on the third anniversary of the grant date, subject to continued employment by the recipient other than in the case of normal retirement during the three-year period following the grant date.

(3)	Based on $49.90 per share, which was the closing price of our common stock on December 31, 2010.

2010 OPTION EXERCISES AND STOCK VESTED

	Stock Awards
	Number of Shares
	Acquired on	Value Realized on
	Vesting (#)	Vesting ($)(1)

Mark A. Smith	292,383	8,271,505
John F. Ashburn	88,601	2,506,516
John L. Burba	110,751	3,133,145

(1)	The value realized shown in this column is computed by multiplying the number of restricted shares vesting by the closing price of a share of our common stock on the date of vesting. All awards vested on September 30, 2010. The closing price of a share of our common stock on September 30, 2010 was $28.29. These restricted shares were received in exchange for the executive officers’ incentive shares in the corporate reorganization.

Retirement Plans

Our named executive officers are eligible to participate in our tax-qualified Molycorp Minerals, LLC 401(k) Plan on the same basis as other employees under the plan. Each year, we may make three types of contributions to each participant’s account. First, we make nonelective contributions in which we contribute to a participant’s account an amount equal to 4% of the participant’s eligible compensation. Second, we make matching contributions to a participant’s account in which we contribute an amount equal to 100% of a participant’s contributions during the plan year, limited to 3% of the participant’s eligible compensation, plus 50% of the participant’s contributions during the plan year between 3% and 5% of the participant’s eligible compensation. Finally, we may make discretionary matching contributions in which we may contribute to a participant’s account an amount equal to a percentage of the participant’s eligible compensation that we determine each year up to 4% of the participant’s eligible compensation. The Summary Compensation Table above reflects the actual dollar amounts contributed to our 401(k) plan on each named executive officer’s behalf.

Nonqualified Deferred Compensation

The following table reflects the amounts credited under our Management Incentive Plan on behalf of our named executive officers. We do not maintain any other nonqualified deferred compensation plan.

2010 NONQUALIFIED DEFERRED COMPENSATION

			Aggregate
	Executive	Registrant	Earnings in	Aggregate	Aggregate
	Contributions	Contributions	Last Fiscal	Withdrawals/	Balance at Last
	in Last Fiscal Year	in Last Fiscal Year	Year	Distributions	Fiscal Year End
Name	($)(1)	($)	($)	($)	($)

Mark A. Smith	17,667	—	1,590	—	30,333
James S. Allen	4,396	—	370	—	4,843
Ksenia A. Adams	—	—	155	—	1,100
John F. Ashburn	—	—	802	—	5,702
John L. Burba	—	—	700	—	4,974

(1)	The amounts reported are fully reported as part of the “Salary” and “All Other Compensation” columns of the Summary Compensation Table.

On April 1, 2009, we established the Management Incentive Compensation Plan, which is a nonqualified deferred compensation plan for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees. We amended and restated the Management Incentive Compensation Plan in December 2010. Under the Amended and Restated Management Incentive Compensation Plan, a participant may defer his or her base salary and any bonus, commission or other extraordinary compensation that is supplemental to the participant’s base salary and is dependent upon achievement of individual or company performance goals. Participants may also defer the receipt of any shares subject to restricted stock units granted under our Long-Term Incentive Program. In addition, if a participant elects to defer any of the cash portion of the bonus he or she earns under the 2011 Annual Incentive Plan, he or she may convert a percentage of that cash portion into restricted stock units, which are credited to his or her account under the plan. If a participant converts any of his or her cash bonus into restricted stock units, then we will credit his or her account with matching restricted stock units at an amount equal to 25% of the number of restricted stock units the participant received after converting his or her cash bonus into restricted stock units. Restricted stock units credited to a participant’s account based on his or her converting cash into additional restricted stock units are immediately vested. However, any matching restricted stock unit credited to a participant’s account will vest on the third anniversary of the date on which the matching restricted stock unit is credited to the account, so long as the participant remains in our continuous employ or retires prior to the vesting date.

Under the Amended and Restated Management Incentive Compensation Plan, we establish for each participant a cash account, to which we credit any cash deferrals the participant elects, a restricted stock units account, to which we credit any deferrals elected with respect to restricted stock units, and a matching restricted stock units account, to which we credit any matching restricted stock units credited to the participant. Participants may elect to have their cash accounts paid in a lump-sum or over a fixed schedule. Participants may also elect to have their accounts paid on a specified future date, upon their separation from service or upon the earlier of the two. Accounts are automatically paid out, or begin paying out, upon the participant’s death or disability, or upon a change of control of the company.

From time to time, the Compensation Committee may make discretionary contributions to a participant’s account, which are used to reward the participant for achievement of superior operating performance. Participants are always fully vested in any discretionary contribution credited to his or her account. We intend for the Amended and Restated Management Incentive Compensation Plan to constitute an unfunded plan for purposes of the Employee Retirement Income Security Act of 1974, as amended.

Potential Payments upon Termination or Change in Control

Pursuant to his employment agreement, each of Messrs. Smith, Allen, Ashburn and Burba is entitled to certain payments upon termination of employment as described under “— Employment Agreements” above.

Under the award agreements for the shares of restricted stock granted to Messrs. Smith, Allen, Ashburn and Burba, any unvested share of restricted stock will immediately vest upon an executive’s termination of employment due to his retirement, death or disability. In addition, in the event a change in control of Molycorp occurs and the successor corporation does not assume or provide a substitute award of equivalent value, any unvested share of restricted stock will immediately vest upon such change in control. If a successor corporation does assume the restricted stock awards or provides a substitute award of equivalent value and an executive’s employment with the successor corporation is terminated without cause or for good reason (as each term is defined in the award agreements) within the two-period following the change in control, then any unvested share of restricted stock held by the executive will immediately vest upon such termination.

Director Compensation

The following table sets forth information with respect to the compensation paid by us to each of our non-employee directors during 2010.

	Fees Paid in Cash	Stock Awards
Name	($)	($)(1)	Total

Russell D. Ball	6,500	273,825	280,325
Ross R. Bhappu	—	—	—
Brian T. Dolan	—	—	—
Charles R. Henry	25,000	—	25,000
Mark S. Kristoff	—	—	—
Alec Machiels	—	—	—
Jack E. Thompson	25,000	—	25,000

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC 718.

Prior to our initial public offering, our non-employee directors, other than those directors serving on our board of directors that were nominated by our stockholders (Messrs. Bhappu, Dolan, Kristoff and Machiels), received an annual cash retainer in the amount of $25,000. Beginning after the consummation of our initial public offering, all non-employee directors receive an annual cash retainer in the amount of $25,000 and also receive an annual cash retainer of $5,000 for each committee on which the director serves, other than the chairman of the Audit and Ethics Committee, who receives an additional cash retainer of $10,000.

On January 13, 2011, our Board of Directors, upon recommendation by the Compensation Committee, adopted the Molycorp, Inc. Nonemployee Director Deferred Compensation Plan, which is a nonqualified deferred compensation plan for the purpose of providing deferred compensation benefits to members of our Board of Directors who are not our employees. Under the Nonemployee Director Deferred Compensation Plan, a participant may defer his or her annual fees and the receipt of any shares subject to restricted stock units granted under our 2010 Equity and Performance Incentive Plan. In addition, if a participant elects to defer any of the cash portion of his or her annual fees, he or she may convert a percentage of those fees into restricted stock units, which are credited to his or her account under the plan. If a participant converts any of his or her annual fees into restricted stock units, then we will credit his or her account with matching restricted stock units at an amount equal to 25% of the number of restricted stock units the participant received after converting a portion of his or her annual fees into restricted stock units. Restricted stock units credited to a participant’s account based on his or her converting cash into additional restricted stock units are immediately vested. However, any matching restricted stock unit credited to a participant’s account will vest on the third anniversary of the date on which the matching restricted stock unit is credited to the account, so long as the participant provides continuous service to us or retires prior to the vesting date.

Under the Nonemployee Director Deferred Compensation Plan, we establish for each participant a cash account, to which we credit any cash deferrals the participant elects, a restricted stock units account, to which we credit any deferrals elected with respect to restricted stock units, and a matching restricted stock units account, to which we credit any matching restricted stock units credited to the participant. Participants may elect to have their cash accounts paid in a lump-sum or over a fixed schedule. Participants may also elect to have their accounts paid on a specified future date, upon their separation from service or upon the earlier of the two. Accounts are automatically paid out, or begin paying out, upon the participant’s death or disability, or upon a change of control of the company.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Messrs. Thompson, Dolan and Kristoff. None of the members of our compensation committee has been an officer or employee of our company or any of our subsidiaries. No executive officer of our company served in the last year as a director or member of the compensation committee of another entity one of whose executive officers served as a member of our board or on our compensation committee.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Inventory Financing and Resale Agreements

Molycorp Minerals, LLC entered into an inventory financing and resale agreement with Traxys, dated as of May 15, 2009. Traxys, through its subsidiary, TNA Moly Group LLC, owns more than 5% of our outstanding Class A Common Stock. Pursuant to this agreement, Traxys agreed to purchase, and Molycorp Minerals, LLC agreed to sell, approximately one million pounds of didymium oxide and up to 18 million pounds of bastnasite at fixed prices. The purchase price paid by Traxys was treated as an advance, on which Molycorp Minerals, LLC paid finance charges, until the products were ultimately resold by Traxys to third-party purchasers. The net revenue from sales to such third-party purchasers was then allocated between Traxys and Molycorp Minerals, LLC according to a fixed schedule. Pursuant to this agreement, Molycorp Minerals, LLC was obligated to repurchase from Traxys any unsold didymium oxide and any unsold bastnasite at May 15, 2010 and May 15, 2011, respectively. At certain periods during the term of the agreement, Traxys also had the right to convert any amounts advanced by it (along with applicable finance charges) into member interests in Molycorp, LLC in the form of shares at a fixed price. On November 15, 2009, we issued 59,311 shares of Molycorp, LLC (which equates to approximately 2,303,000 shares of our common stock after giving effect to the corporate reorganization, the 38.23435373-for-one stock split and the conversion of our Class A common stock into common stock immediately prior to the consummation of our initial public offering) to Traxys in exchange for all outstanding advances and finance charges totaling $6.8 million. This agreement was replaced by a new inventory financing and resale agreement on June 1, 2010, as discussed below, and was terminated pursuant to a termination and mutual release agreement dated as of June 16, 2010 by and between Molycorp Minerals, LLC and Traxys.

On April 16, 2010, Molycorp Minerals, LLC executed an agreement under which Traxys agreed to purchase up to $5 million of didymium oxide from us from time to time through December 31, 2010. These purchases by Traxys under the agreement will occur at our request at a price per pound based on published index pricing. The net revenue from the sales by Traxys to third-party purchases of such didymium oxide will be allocated between Traxys and Molycorp Minerals, LLC according to a fixed schedule.

On June 1, 2010, Molycorp Minerals, LLC entered into a new inventory financing and resale agreement with Traxys. Pursuant to this new agreement, Traxys purchased, and Molycorp Minerals, LLC sold, approximately 513,677 pounds of didymium oxide at $11.50 per pound, subject to adjustment. A portion of the purchase price paid by Traxys will be treated as an advance, on which Molycorp Minerals, LLC will pay finance charges, until Traxys resells the didymium oxide to third-party purchasers. The net revenue from sales by Traxys to such third-party purchasers will be allocated between Traxys and Molycorp Minerals, LLC according to a fixed schedule. Pursuant to this new agreement, Molycorp Minerals, LLC is obligated to repurchase from Traxys any unsold didymium oxide at June 1, 2011.

Contribution Agreement

Each of Resource Capital Fund IV L.P., Resource Capital Fund V L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, MP Rare Company LLC and KMSMITH LLC were members of Molycorp, LLC. In connection with our corporate reorganization and pursuant to a contribution agreement, these parties contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Class A common stock of Molycorp, Inc., which were subsequently converted to common stock immediately prior to the consummation of our initial public offering. See “Principal and Selling Stockholders.”

Registration Rights

Resource Capital Fund IV L.P., Resource Capital Fund V LP, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC and KMSMITH LLC have certain demand and piggyback registration rights. The demand registration rights may be exercised beginning February 3, 2011. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Letters of Credit

In February 2009, certain of our stockholders incurred certain costs in providing letters of credit and/or cash collateral to secure the surety bonds issued for the benefit of certain regulatory agencies relating to our Mountain Pass facility’s closure and reclamation obligations. The total amount of collateral provided by stockholders was $18.2 million. Under the terms of an agreement with these stockholders, we agreed to pay each such stockholder a 5% annual return on the amount of collateral provided, and such stockholders were entitled to receive quarterly payments, delayed payments or payments-in-kind. In September 2010, we issued our own cash collateral in the amount of $18.2 million in replacement of the letters of credit and cash collateral provided by such stockholders and terminated the agreement with such stockholders.

Mountain Pass Acquisition

In connection with our acquisition of the Mountain Pass, California rare earth deposit and associated land, facilities, rare earth processing facilities and intellectual property from Chevron Mining Inc., a subsidiary of Chevron Corporation, certain members of Molycorp Minerals, LLC incurred acquisition costs that were subsequently reimbursed by Molycorp Minerals, LLC. At December 31, 2008, accrued expenses included approximately $0.2 million related to this reimbursement obligation.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of common stock as of January 20, 2011, as adjusted to reflect the completion of this offering, for:

•	each of the selling stockholders;

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and our executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. The table below is based upon information supplied by our officers, directors, principal stockholders and selling stockholders and Schedules 13Gs and 13Ds filed with the SEC through January 20, 2011.

The information shown in the table with respect to the percentage of shares of common stock beneficially owned after the offering is based on 82,300,757 shares of common stock outstanding at January 20, 2011. The information shown in the table does not reflect any shares of our mandatory convertible preferred stock or shares of common stock that would be issuable upon conversion of shares of mandatory convertible preferred stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of January 20, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk “*”.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Molycorp, Inc., 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

								Shares
								Beneficially
						Number of Shares		Owned After This
				Shares		to be Sold		Offering if
	Shares Beneficially			Beneficially		if Underwriters		Underwriter’s
	Owned Prior to		Number	Owned After		Option is		Option is
Name and Address of	This Offering		of Shares	This Offering		Exercised in Full		Exercised in Full
Beneficial Owner	Number	Percentage	Offered	Number	Percentage	Number	Percentage	Number	Percentage

Resource Capital Funds(1)	27,613,182	33.6%
PP IV Mountain Pass II, LLC(2)	8,516,558	10.3%
PP IV MP AIV 1, LLC(2)	4,125,266	5.0%
PP IV MP AIV 2, LLC(2)	1,506,806	1.8%
PP IV MP AIV 3, LLC(2)	1,506,806	1.8%
TNA Moly Group LLC(3)	8,820,000	10.7%
Russell D. Ball	9,500	*
Ross R. Bhappu(4)	27,613,782	33.6%
Brian T. Dolan(4)	27,613,182	33.6%
Charles R. Henry	134,401	*
Mark Kristoff(5)	9,147,150	11.1%
Alec Machiels	—	*
Mark A. Smith(6)	1,187,011	1.4%
Jack E. Thompson	132,901	*
James S. Allen	19,234	*
Ksenia A. Adams	528	*
John F. Ashburn(7)	279,436	*
John L. Burba	342,487	*
All executive officers and directors as a group (13 individuals)	38,866,617	47.2%

(1)	Includes (a) 21,715,765 shares of common stock held by Resource Capital Fund IV L.P., of which Resource Capital Associates IV L.P. is the general partner (RCA IV GP L.L.C. is the general partner of Resource Capital Associates IV L.P.) and (b) 5,897,417 shares of common stock held by Resource Capital Fund V L.P., of which Resource Capital Associates V L.P. is the general partner (RCA V GP Ltd. is the general partner of Resource Capital Associates V L.P.). The manner in which the investments of Resource Capital Fund IV L.P. and Resource Capital Fund V L.P. are held, and any decisions concerning their ultimate disposition, are subject to the control of an investment committee consisting of certain partners of Resource Capital Funds: Hank Tuten, James McClements, Ryan Bennett, Russ Cranswick, Mr. Bhappu and Mr. Dolan. The investment committee is appointed by each of RCA IV GP L.L.C. and RCA V GP Ltd. The investment committee has voting and investment power with respect to the shares of common stock owned by Resource Capital Fund IV L.P. and Resource Capital Fund V L.P. The address of Resource Capital Fund IV L.P. and Resource Capital Fund V L.P. is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202.

(2)	Pegasus Partners IV, L.P. controls PP IV Mountain Pass II, LLC and the general partner of Pegasus Partners IV, L.P. is Pegasus Investors IV, L.P. Pegasus Partners IV (AIV), L.P. controls PP IV MP AIV 1, LLC and the general partner of Pegasus Partners IV (AIV), L.P. is Pegasus Investors IV, L.P. The general partner of Pegasus Investors IV, L.P. is Pegasus Investors IV GP, LLC, of which Pegasus Capital LLC is the managing member. Craig Cogut is the managing member of Pegasus Capital LLC. MP IH Holdings 1 LLC controls PP IV MP AIV 2, LLC. MP IH Holdings 2 LLC controls 96.4% of PP IV MP AIV 3, LLC. The non-member manager of each of MP IH Holdings 1 LLC and MP IH Holdings 2 LLC is Pegasus Capital Advisors IV, L.P., the general partner of which is Pegasus Capital Advisors IV GP, LLC, and the sole member of Pegasus Capital Advisors IV GP, LLC is Mr. Cogut. As a result of the foregoing, Mr. Cogut may be deemed to share voting and investment power of the shares of common stock owned by each of PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC, which we refer to collectively as the Pegasus Entities. Mr. Cogut disclaims beneficial ownership of any of our securities held by the Pegasus Entities, except to the extent of any pecuniary interest therein. The address of each of the Pegasus Entities is 505 Park Avenue, 22nd Floor, New York, New York 10022.

(3)	Traxys is the sole voting member of TNA Moly Group LLC, appoints all of the managers and has shared voting and investment power with respect to the shares of common stock owned by such entity. Traxys is indirectly controlled by Pegasus Capital LLC through T-II Holdings LLC, an Anguilla limited liability company. Mr. Cogut is the managing member of Pegasus Capital LLC. Mr. Cogut disclaims beneficial ownership of any of our securities held by Traxys, except to the extent of any pecuniary interest therein. The address of TNA Moly Group LLC is 825 Third Avenue, New York, New York 10022.

(4)	Includes (a) 21,715,765 shares of common stock held by Resource Capital Fund IV L.P., of which Resource Capital Associates IV L.P. is the general partner (RCA IV GP L.L.C. is the general partner of Resource Capital Associates IV L.P.) and (b) 5,897,417 shares of common stock held by Resource Capital Fund V L.P., of which Resource Capital Associates V L.P. is the general partner (RCA V GP Ltd. is the general partner of Resource Capital Associates V L.P.). Mr. Bhappu and Mr. Dolan are members and shareholders and directors, respectively, of each of RCA IV GP L.L.C. and RCA V GP Ltd. and represent two of the seven members and shareholders and directors, respectively, of RCA IV GP L.L.C. and RCA V. GP Ltd. As indicated in footnote (1) above, each of such entities has delegated to an investment committee consisting of certain partners of Resource Capital Funds, the voting and dispositive power over the shares held by Resource Capital Fund IV L.P. and Resource Capital Fund V L.P. Each of Mr. Bhappu and Mr. Dolan disclaims beneficial ownership of the shares of common stock held by Resource Capital Fund IV L.P. and Resource Capital Fund V. L.P., except to the extent of his pecuniary interest therein.

(5)	Includes 8,820,000 shares of common stock held by TNA Moly Group LLC. Mr. Kristoff is the Chief Executive Officer of Traxys and TNA Moly Group LLC. Mr. Kristoff disclaims beneficial ownership of the shares of common stock held by TNA Moly Group LLC, except to the extent of his pecuniary interest therein, if any.

(6)	Includes 301,734 shares of common stock held by KMSMITH LLC. Kimberly Smith, the wife of Mr. Smith, has sole voting and investment power with respect to the shares of common stock held by KMSMITH LLC.

(7)	Includes 100 shares of common stock held as custodian for minor son. Mr. Ashburn disclaims beneficial ownership of the shares of common stock held as custodian for his minor son, except to the extent of his pecuniary interest therein, if any.

CONCURRENT OFFERING OF MANDATORY CONVERTIBLE PREFERRED STOCK

Concurrently with this offering of common stock by the selling stockholders, we plan to offer           shares of our mandatory convertible preferred stock, and we have granted the underwriters of the offering of mandatory convertible preferred stock a 30-day option to purchase up to           additional shares of mandatory convertible preferred stock to cover over-allotments. There are currently no shares of mandatory preferred stock outstanding. We cannot assure you that the offering of mandatory convertible preferred stock will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the offering of mandatory convertible preferred stock, and the closing of our offering of mandatory convertible preferred stock is not conditioned upon the closing of this offering.

The following summary of the terms of the mandatory convertible preferred stock is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designations for the mandatory convertible preferred stock.

Ranking

The mandatory convertible preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to (i) our common stock and (ii) each other class of capital stock or series of preferred stock established after the first original issue date of the mandatory convertible preferred stock (which we refer to as the “initial issue date”) the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the mandatory convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “junior stock”);

•	on parity with any class of capital stock or series of preferred stock established after the initial issue date the terms of which expressly provide that such class or series will rank on a parity with the mandatory convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “parity stock”);

•	junior to each class of capital stock or series of preferred stock established after the initial issue date the terms of which expressly provide that such class or series will rank senior to the mandatory convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “senior stock”); and

•	junior to our existing and future indebtedness.

In addition, the mandatory convertible preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, will be structurally subordinated to existing and future indebtedness of our subsidiaries as well as the capital stock of our subsidiaries held by third parties.

Dividends

Subject to the rights of holders of any class of capital stock ranking senior to the mandatory convertible preferred stock with respect to dividends, holders of shares of mandatory convertible preferred stock will be entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for payment, cumulative dividends at the rate per annum of     % on the liquidation preference of $100 per share of mandatory convertible preferred stock (equivalent to $      per annum per share), payable in cash, by delivery of shares of our common stock or through any combination of cash and shares of our common stock, as determined by us in our sole discretion (subject to the limitations described below). Declared dividends on the mandatory convertible preferred stock will be payable quarterly on February   , May   , August           and November           of each year to and including the mandatory conversion date (as defined below), commencing May   , 2011, at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the initial issue date of the mandatory convertible preferred stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends.

Declared dividends will be payable on the relevant dividend payment date to holders of record as they appear on our stock register at 5:00 p.m., New York City time, on the immediately preceding January   , April   , July    and October    (each, a “record date”), whether or not such holders convert their shares, or such shares are automatically converted, after a record date and on or prior to the immediately succeeding dividend payment date. These record dates will apply regardless of whether a particular record date is a business day. A “business day” means any day other than a Saturday or Sunday or other day on which commercial banks in New York City are authorized or required by law or executive order to close. If a dividend payment date is not a business day, payment will be made on the next succeeding business day, without any interest or other payment in lieu of interest accruing with respect to this delay.

So long as any shares of our mandatory convertible preferred stock remain outstanding, no dividend or distribution may be declared or paid on our common stock unless all accumulated and unpaid dividends have been pain on our mandatory convertible preferred stock, subject to certain exceptions, such as dividends paid on our common stock in shares of our common stock.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the mandatory convertible preferred stock, may be limited by the terms of any existing and future indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law.

Redemption

The mandatory convertible preferred stock will not be redeemable.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of mandatory convertible preferred stock will be entitled to receive a liquidation preference in the amount of $100 per share of the mandatory convertible preferred stock (the “liquidation preference”), plus an amount equal to accumulated and unpaid dividends on the shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of our assets available for distribution to our stockholders, after satisfaction of liabilities to our creditors and holders of any senior stock and before any payment or distribution is made to holders of junior stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference plus an amount equal to accumulated and unpaid dividends of the mandatory convertible preferred stock and all parity stock are not paid in full, the holders of the mandatory convertible preferred stock and any parity stock will share equally and ratably in any distribution of our assets in proportion to the respective liquidation preferences and amounts equal to accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and an amount equal to accumulated and unpaid dividends to which they are entitled, the holders of the mandatory convertible preferred stock will have no right or claim to any of our remaining assets.

Voting Rights

The holders of the mandatory convertible preferred stock do not have voting rights other than those described below, except as specifically required by Delaware law.

Whenever dividends on any shares of mandatory convertible preferred stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the holders of such shares of mandatory convertible preferred stock, voting together as a single class with holders of any and all other series of parity stock then outstanding, will be entitled at our next special or annual meeting of stockholders to vote for the election of a total of two additional members of our Board of Directors, subject to certain limitations.

So long as any shares of mandatory convertible preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of mandatory convertible preferred stock and all other series of voting preferred stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing or at a meeting:

•	amend or alter the provisions of our Amended and Restated Certificate of Incorporation or the certificate of designations for the shares of mandatory convertible preferred stock so as to authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to the mandatory convertible preferred stock with respect to payment of dividends or the distribution of our assets upon our liquidation, dissolution or winding up; or

•	amend, alter or repeal the provisions of our Amended and Restated Certificate of Incorporation or the certificate of designations for the shares of mandatory convertible preferred stock so as to adversely affect the special rights, preferences, privileges and voting powers of the shares of mandatory convertible preferred stock; or

•	consummate a binding share exchange or reclassification involving the shares of mandatory convertible preferred stock or a merger or consolidation of us with another entity, unless in each case: (i) shares of mandatory convertible preferred stock remain outstanding and are not amended in any respect or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent; and (ii) such shares of mandatory convertible preferred stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the mandatory convertible preferred stock immediately prior to such consummation, taken as a whole.

Mandatory Conversion

Each share of the mandatory convertible preferred stock, unless previously converted, will automatically convert on          , 2014 (the “mandatory conversion date”), into a number of shares of common stock equal to the conversion rate described below. If we declare a dividend for the dividend period ending on the mandatory conversion date, we will pay such dividend to the holders of record on the applicable record date, as described above under “— Dividends.” If on or prior to the record date immediately preceding the mandatory conversion date we have not declared all or any portion of the accumulated and unpaid dividends on the mandatory convertible preferred stock, the conversion rate will be adjusted so that holders receive an additional number of shares of common stock equal to the amount of accumulated and unpaid dividends that have not been declared (the “additional conversion amount”) divided by the greater of the floor price and 97% of the average volume weighted average price per share of our common stock over the five consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the “five day average price”). To the extent that the additional conversion amount exceeds the product of the number of additional shares and 97% of the five-day average price, we will, if we are legally able to do so, declare and pay such excess amount in cash pro rata to the holders of the mandatory convertible preferred stock.

The conversion rate, which is the number of shares of common stock issuable upon conversion of each share of mandatory convertible preferred stock on the mandatory conversion date, will, subject to adjustment as described in the section of this prospectus entitled “— Anti-dilution Adjustments” below and the preceding paragraph, be as follows:

•	if the applicable market value of our common stock is greater than $ , which we call the “threshold appreciation price,” then the conversion rate will be shares of common stock per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $100 divided by the threshold appreciation price;

•	if the applicable market value of our common stock is less than or equal to the threshold appreciation price but equal to or greater than $ (the “initial price,” which equals the price at which our common stock is being offered in this offering), then the conversion rate will be equal to $100 divided by the applicable market value of our common stock, which will be between and shares of common stock per share of mandatory convertible preferred stock; or

•	if the applicable market value of our common stock is less than the initial price, then the conversion rate will be shares of common stock per share of mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $100 divided by the initial price.

“Applicable market value” means the average volume-weighted average price per share of our common stock over the 20 consecutive trading day period ending on, and including, the third trading day immediately preceding the mandatory conversion date.

Conversion at the Option of the Holder

Holders of the mandatory convertible preferred stock have the right to convert their shares of mandatory convertible preferred stock, in whole or in part (but in no event less than one share of mandatory convertible preferred stock), at any time prior to the mandatory conversion date, into shares of our common stock at the minimum conversion rate of           shares of common stock per share of mandatory convertible preferred stock, subject to certain anti-dilution adjustments.

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount

If certain fundamental changes occur, on or prior to the mandatory conversion date, holders of the mandatory convertible preferred stock will have the right to: (i) convert their shares of mandatory convertible preferred stock, in whole or in part (but in no event less than one share of mandatory convertible preferred stock), into shares of common stock at the fundamental change conversion rate, which will be based on the effective date of the fundamental change and the price paid (or deemed paid) per share of our common stock in the fundamental change; (ii) with respect to such converted shares, receive an amount equal to the present value, calculated using a discount rate of     % per annum, of all dividend payments on such shares for all the remaining dividend periods (excluding any accumulated and unpaid dividends as of the effective date of the fundamental change) from such effective date to but excluding the mandatory conversion date; and (iii) with respect to such converted shares, to the extent that, as of the effective date of the fundamental change, receive the amount of any accumulated and unpaid dividends as of the effective date.

Anti-dilution Adjustments

The formula for determining the conversion rate on the mandatory conversion date and the number of shares of our common stock to be delivered upon an early conversion event may be adjusted if certain events occur, including if:

•	We issue common stock to all or substantially all holders of our common stock as a dividend or other distribution.

•	We issue to all or substantially all holders of our common stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 calendar days from the date of issuance of such rights or warrants, to subscribe for or purchase our shares of common stock at less than the current market price of our common stock.

•	We subdivide or combine our common stock.

•	We distribute to all or substantially all holders of our common stock evidences of our indebtedness, shares of capital stock, securities, rights to acquire our capital stock, cash or other assets, excluding any dividend, distribution, rights or warrants referred to in the bullets above and any spin-off.

•	We make a distribution consisting exclusively of cash to all or substantially all holders of our common stock, subject to limited exceptions.

•	We or any of our subsidiaries successfully complete a tender or exchange offer pursuant to a Schedule TO or registration statement on Form S-4 for our common stock (excluding any securities convertible or exchangeable for our common stock), where the cash and the value of any other consideration included in the payment per share of our common stock exceeds the current market price of our common stock.

Transfer Agent and Registrar

Computershare Trust Company, N.A., a wholly owned subsidiary of Computershare Inc., is the transfer agent and registrar for our mandatory convertible preferred stock.

Listing

We will apply to list our mandatory convertible preferred stock on the New York Stock Exchange.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock, certain provisions of our certificate of incorporation and our bylaws, and certain provisions of applicable law. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock consists of shares, with a par value of $0.001 per share, of which:

•	350,000,000 shares are designated as common stock; and

•	5,000,000 shares are designated as preferred stock.

Common Stock

As of January 20, 2011, we had outstanding 82,300,757 shares of common stock and we had approximately 100 record holders of our common stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Pursuant to our certificate of incorporation, holders of our common stock do not have the right to cumulate votes in elections of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. For additional information, see “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights. No redemption or sinking fund provisions apply to our common stock. All of our outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without stockholder approval, to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon each such series of preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action. As of January 20, 2011, no shares of preferred stock were outstanding.

Registration Rights

The holders of 52,390,352 shares of our common stock, including certain of the selling stockholders, are entitled to rights with respect to the registration under the Securities Act of such shares of common stock. These registration rights are contained in the Registration Rights Agreement entered into with the former members of Molycorp, LLC in connection with our corporate reorganization. See “Certain Relationships and Related-Party Transactions — Registration Rights.” The following description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified entirely by reference to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Form S-1 Demand Registration Rights

At any time after February 3, 2011, the holders of shares of our common stock having demand registration rights under the Registration Rights Agreement have the right to require that we register their shares of common stock on Form S-1, provided such holders hold least 10% or 5% (depending on the stockholder) of the shares of our common stock outstanding immediately after giving effect to the corporate reorganization and the aggregate offering price to the public exceeds $10,000,000. In the event that such demand registration rights are exercised, stockholders party to the Registration Rights Agreement have the right to participate in such offering. We are only obligated to effect one registration on Form S-1 for each holder of our common stock possessing such demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be materially detrimental to our stockholders or us. In an underwritten offering, the holders of shares of our common stock having demand registration rights or the right to participate in such offering will have priority over us in including such shares in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts, selling commissions and the fees and expenses of each selling stockholder’s own counsel, incurred in connection with the exercise of these demand registration rights.

Form S-3 Demand Registration Rights

If we are eligible to file a registration statement on Form S-3, the stockholders with Form S-3 registration rights under the Registration Rights Agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public exceeds $5,000,000. In the event that such demand registration rights are exercised, stockholders party to the Registration Rights Agreement have the right to participate in such offering. These Form S-3 registration rights are wholly distinct from the Form S-1 demand registration rights and piggyback registration rights described in this section. We are obligated to effect an unlimited number of registrations on Form S-3 for each holder of our common stock possessing such demand registration rights. A holder of Form S-3 registration rights may not require us to file a registration statement on Form S-3 if we have already effected two registrations on Form S-3 at the request of such holder in the last 12-month period. We may postpone the filing of a Form S-3 registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be materially detrimental to our stockholders or us. In an underwritten offering, the holders of shares of our common stock having demand registration rights or the right to participate in such offering will have priority over us in including such shares in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts, selling commissions and the fees and expenses of each selling stockholder’s own counsel, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights

If we register any equity securities for public sale, other than a registration statement filed on Form S-1 or Form S-3 pursuant to the stockholder demand registration rights described above, the stockholders with piggyback registration rights under the Registration Rights Agreement have the right to include their shares in the registration, subject to specified exceptions. In an underwritten offering, certain holders of shares of our common stock having piggyback registration rights will have priority over us in including such shares in the applicable registration statement. We must pay all expenses, except for underwriters’ discounts, selling commissions and the fees and expenses of each selling stockholder’s own counsel, incurred in connection with the exercise of these piggyback registration rights.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws contain several provisions that may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions and certain provisions of Delaware law are expected to discourage coercive takeover practices and inadequate takeover bids.

These provisions of our certificate of incorporation and bylaws are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, our interests and the interests of our stockholders would be served best if any change in control results from negotiations with our board of directors based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

Our certificate of incorporation and bylaws provisions could, however, have the effect of delaying, deferring or discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

Set forth below is a summary of the relevant provisions of our certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. For additional information we refer you to the provisions of our certificate of incorporation, our bylaws and the sections of the General Corporation Law of the State of Delaware.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware regulating corporate takeovers. In general, Section 203, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such person or entity became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such date of the transaction that resulted in a person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests. In addition, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to our certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

In general, Section 203 defines “business combination” as:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the above.

Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Classified Board of Directors

Our certificate of incorporation provides for our board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board of directors are elected each year. Under Section 141 of the General Corporation Law of the State of Delaware, unless the certificate of incorporation provides otherwise, directors serving on a classified board can only be removed for cause. Accordingly, our directors may only be removed for cause. The provision for our classified board of directors may be amended, altered or repealed only upon the affirmative vote of the holders of 66 2/3% of our outstanding voting stock.

The provision for a classified board of directors could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board of directors provision could have the effect of discouraging a potential acquiror from making a tender offer for shares of common stock or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

We believe that a classified board of directors helps to assure the continuity and stability of our board and our business strategies and policies as determined by our board of directors because a majority of the directors at any given time will have prior experience on our board. The classified board of directors provision should also help to ensure that our board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Number of Directors; Removal; Vacancies

Our certificate of incorporation and bylaws provide that the number of directors shall be fixed by the affirmative vote of our board of directors or by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock. The size of our board of directors is currently fixed at eight directors.

Pursuant to our certificate of incorporation, each director will serve until his or her successor is duly elected and qualified, unless he or she resigns, dies, becomes disqualified or is removed. Our certificate of incorporation also provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed, but only for cause.

Our certificate of incorporation further provides that generally, vacancies or newly created directorships in our board may only be filled by a resolution approved by a majority of our board of directors and any director so chosen will hold office until the next election of the class for which such director was chosen.

Stockholder Action; Special Meetings

Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of our board of directors, our Chief Executive Officer or our Secretary at the written request of a majority of the number of directors that we would have if there were no vacancies on our board of directors. Unless our board of directors determines otherwise, the Chairman or another designated officer has sole discretion to determine the order of business and procedure at annual and special meetings of stockholders. In addition, stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting. Stockholders also may not bring business before a special meeting of stockholders.

Stockholder Proposals and Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of such proposed business in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at our principal executive office not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting.

Our bylaws also provide certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. A stockholder’s notice must set forth, among other things, as to each business matter or nomination the stockholder proposes to bring before the meeting:

•	the name and address of the stockholder and the beneficial owner, if any, on whose behalf the proposal or nomination is made;

•	the class and number of shares that are owned of record and beneficially by the stockholder proposing the business or nominating the nominee;

•	a representation that the stockholder giving the notice is a holder of record of shares of our voting stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose the business or nominate the person or persons specified in the notice, as applicable; and

•	whether such stockholder or beneficial owner intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of shares of our voting stock required to approve such proposal or nominate such nominee or nominees.

If the stockholder is nominating a candidate for director, the stockholder’s notice must also include the name, age, business address, residence address and occupation of the nominee proposed by the stockholder and the signed consent of the nominee to serve as a director on our board of directors if so elected. The candidate may also be required to present certain information and make certain representations and agreements at our request.

In addition, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act with respect to matters relating to nomination of candidates for directors.

Amendment of Certificate of Incorporation

Except as otherwise provided by law or our certificate of incorporation, our certificate of incorporation may be amended, altered or repealed at a meeting of the stockholders provided that such amendment has been described or referred to in the notice of such meeting or a meeting of our board of directors.

Amendment of Bylaws

Except as otherwise provided by law, our certificate of incorporation or our bylaws, our bylaws may be amended, altered or repealed at a meeting of the stockholders provided that such amendment has been described or referred to in the notice of such meeting or a meeting of our board of directors, provided that no amendment adopted by the board of directors may vary or conflict with any amendment adopted by the stockholders in accordance with our certificate of incorporation or bylaws.

Transfer Agent and Registrar

Computershare Trust Company, N.A., a wholly owned subsidiary of Computershare Inc., is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the NYSE under the symbol “MCP.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of our common stock or impair our ability to raise equity capital in the future. Upon the completion of this offering, we will have 82,300,757 shares of our common stock outstanding. All of these shares will generally be freely tradable, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of 54,522,053 shares of common stock, some of whom are selling stockholders, have signed lock-up agreements under which they have agreed, subject to certain exceptions, including the sale of shares in this offering, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated for a period of 90 days, subject to a possible extension under certain circumstances, after the date of this prospectus. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144 described below.

Additional shares of common stock will be issuable upon conversion of the shares of mandatory convertible preferred stock issued in our offering of mandatory convertible preferred stock. All of such shares of common stock will be available for immediate resale in the public market upon conversion, except for any such shares issued to persons who are subject to the lock-up arrangements described below, which shares will be subject to the terms of such lock-up arrangements.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided that current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned restricted shares of common stock for at least six months are entitled to sell within any three-month period a number of restricted shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted stock under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our directors, officers, employees, consultants or advisors who purchase shares of common stock from us in connection with a compensatory stock plan or other written agreement before the effective date of this offering, to the extent not subject to a lock-up agreement, is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We, all of our executive officers and directors and all of the selling stockholders have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated on

behalf of the underwriters, we and they will not, directly or indirectly, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or mandatory convertible preferred stock or any securities convertible into or exercisable or exchangeable for shares of common stock or mandatory convertible preferred stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or mandatory convertible preferred stock or any securities convertible into or exercisable or exchangeable for common stock or mandatory convertible preferred stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or mandatory convertible preferred stock or such other securities whether any such transaction described above is to be settled by delivery of common stock or mandatory convertible preferred stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we or such person will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or mandatory convertible preferred stock or any security convertible into or exercisable or exchangeable for common stock or mandatory convertible preferred stock.

This agreement is subject to certain exceptions and is also subject to extension for up to an additional 34 days, as set forth in “Underwriting.”

Stock Options and Other Equity Awards

On September 9, 2010, we filed a registration statement on Form S-8 under the Securities Act covering the shares of common stock to be issued pursuant to options and other equity awards granted under our equity compensation plan. The registration statement became effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 are available for sale in the open market, after complying with Rule 144 volume limitations applicable to affiliates and with applicable 90-day lock-up agreements.

Registration Rights

The holders of approximately 52,390,352 shares of common stock, including certain of the selling stockholders, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of any applicable lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock by a non-U.S. holder, as defined below, that acquires our common stock pursuant to this offering. This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to this offering as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances. In addition, this discussion does not address (i) U.S. federal non-income tax laws, such as gift or estate tax laws, (ii) state, local or non-U.S. tax consequences, (iii) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, controlled foreign corporations, passive foreign investment companies, broker-dealers, grantor trusts, personal holding companies, taxpayers who have elected mark-to-market accounting, tax-exempt entities, regulated investment companies, real estate investment trusts, a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes or other pass-through entities, or an investor in such entities or arrangements, or U.S. expatriates or former long-term residents of the United States, (iv) the special tax rules that may apply to an investor that acquires, holds, or disposes of our common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction, or (v) the impact, if any, of the alternative minimum tax.

This discussion is based on current provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, judicial opinions, and published rulings of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “U.S. person” means a person that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxed as a corporation) created or organized (or treated as created or organized) in the United States or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes or a partner in such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of our common stock.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL ESTATE AND GIFT TAX LAWS, AND ANY APPLICABLE TAX TREATY.

Income Tax Consequences of an Investment in Common Stock

Distributions on Common Stock

As discussed under “Dividend Policy,” we do not anticipate paying dividends. If we pay cash or distribute property to holders of shares of common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from the sale or exchange of the common stock and will be treated as described under “— Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that wishes to claim the benefit of an applicable tax treaty withholding rate generally will be required to (i) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person and is eligible for the benefits of the applicable tax treaty or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. These forms may need to be periodically updated.

A non-U.S. holder eligible for a reduced rate of withholding of U.S. federal income tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to a U.S. holder and are not subject to withholding of U.S. federal income tax, provided that the non-U.S. holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements. Any such effectively connected dividends (and, if required, dividends attributable to a U.S. permanent establishment or fixed base) received by a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock

Any gain recognized by a non-U.S. holder on a sale or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax, unless:

(i) The gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder);

(ii) The non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

(iii) We are or have been a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and the non-U.S. holder is not eligible for any treaty exemption. However, the non-U.S. holder generally will not be subject to U.S. federal income tax if (i) our common stock is regularly traded on an established securities market and (ii) the non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, 5% or less of our common stock. A corporation is generally a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we currently are a USRPHC, and we expect to remain a USRPHC. Our common stock is currently listed on the NYSE and we believe that, for as long as we continue to be so listed, our common stock will be treated as “regularly traded” on an established market.

Any gain recognized by a non-U.S. holder that is described in clause (i) or (iii) of the preceding paragraph generally will be subject to tax at the U.S. federal income tax rates generally applicable to a U.S. person and be required to file a U.S. tax return. Such non-U.S. holders are urged to consult their tax advisors regarding the possible application of these rules. Any gain of a corporate non-U.S. holder that is described in clause (i) above may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder that is described in clause (ii) of such paragraph generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S. source capital gain derived from the disposition, which may be offset by U.S. source capital losses during the taxable year of the disposition.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each non-U.S. holder of our common stock the amount of dividends paid to such holder on our common stock and the tax, if any, withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other dispositions of our common stock to or through the U.S. office (and in certain cases, the foreign office) of a broker.

Under some circumstances, U.S. Treasury Regulations require backup withholding of U.S. federal income tax, currently at a rate of 28%, on reportable payments with respect to our common stock. A non-U.S. holder generally may eliminate the requirement for information reporting (other than in respect to dividends, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not a tax. Rather, the amount of any backup withholding will be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such non-U.S. holder to a refund, provided that certain required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Additional Withholding for Certain Payments to Non-U.S. Entities

Recently enacted legislation imposes, effective for payments after December 31, 2012, a new 30% withholding tax on certain dividends and proceeds from sale of stock for a “foreign financial institution” unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). The legislation would also generally impose a withholding tax of 30% on such dividends and proceeds paid to a non-U.S. entity that is not a “foreign financial institution” unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. Holder may be eligible for refunds or credits of such taxes. Prospective investors are urged to consult with their tax advisors regarding the possible implications of this legislation on their investment in shares of our stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Number of
Name	Shares

J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other customary conditions. The underwriting agreement provides for a firm commitment underwriting, and the underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares of our common stock.

	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by selling stockholders	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us for this offering and the offering of mandatory convertible preferred stock, exclusive of the underwriting discounts and commissions payable by us in the offering of mandatory convertible preferred stock, are approximately $          .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on the NYSE under the symbol “MCP.”

We, all of our executive officers and directors and all of the selling stockholders have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or mandatory convertible preferred stock or any securities convertible into or exercisable or exchangeable for shares of common stock or mandatory convertible preferred stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or mandatory convertible preferred stock or any securities convertible into or exercisable or exchangeable for common stock or mandatory convertible preferred stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or mandatory convertible preferred stock or such other securities, whether any such transaction described above is to be settled by delivery of common stock or mandatory convertible preferred stock or such other securities, in cash or otherwise.

In addition, we and each such person agrees that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we or such person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or mandatory convertible preferred stock or any security convertible into or exercisable or exchangeable for common stock or mandatory convertible preferred stock.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares of common stock or mandatory convertible preferred stock to the underwriters.

With respect to us, the restrictions described above do not apply to:

•	issuances of shares of our common stock, options, warrants or other equity awards relating to our common stock pursuant to our stock incentive plan, provided that such shares, options, warrants or other equity awards are restricted through the restricted period;

•	issuances of shares of common stock upon conversion of, or in connection with a dividend on, our mandatory convertible preferred stock;

•	in the case of any existing warrant or option to purchase, or other equity award for, shares of our common stock that is disclosed in this prospectus, the issuance by us of shares of common stock upon the exercise or vesting of such warrant, option or equity award, as the case may be, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with any such issuance by us during the restricted period;

•	issuances of shares of our common stock, mandatory convertible preferred stock, options, warrants or other convertible securities relating to our common stock or mandatory convertible preferred stock in connection with any bona fide merger, acquisition, business combination, joint venture or strategic or commercial relationship to a third party or group of third parties, of which issuances the underwriters have been advised in advance, provided that the aggregate amount of securities so issued during the restricted period is not equal to greater than 15% of the number of shares of our common stock outstanding on the date of this prospectus and the recipient of such securities shall agree to be bound by the restrictions described above; or

•	the filing of a registration statement on Form S-8 or other appropriate forms as required by the Securities Act, and any amendments thereto, relating to our common stock or other equity-based securities issuable pursuant to the Plan.

With respect to our directors, officers and the other holders of our outstanding stock, the restrictions described above do not apply to:

•	the exercise of a warrant or an option to purchase, or other equity award for, shares of our common stock (provided that any shares of common stock received pursuant to such exercise are subject to the same restrictions as those described above);

•	in the case of an option expiring during the restricted period, the sale or transfer of shares of our common stock to satisfy any payment or withholding obligations in connection with the exercise of an option to purchase, or other equity award for, shares of our common stock, or in connection with any cashless exercise of a warrant to purchase shares of our common stock;

•	transactions relating to shares of our common stock or mandatory convertible preferred stock or other securities acquired in open market transactions after the completion of this offering (provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or mandatory convertible preferred stock or other securities acquired in such open market transactions);

•	transfers of shares of our common stock or mandatory convertible preferred stock or any security convertible into our common stock or mandatory convertible preferred stock (a) as a bona fide gift, (b) to any affiliate of the director, officer, or other holder of our outstanding common stock, (c) to any trust for the direct or indirect benefit of the director, officer or such other holder of our outstanding stock or an immediate family member of such individual or (d) to any immediate family member of the director, officer or such other holder of our outstanding stock, except that (c) and (d) do not apply to our stockholders that are not individuals;

•	transfers of shares of our common stock or mandatory convertible preferred stock or any security convertible into our common stock or mandatory convertible preferred stock pursuant to the laws of descent or distribution, except that this exception does not apply to our stockholders that are not individuals;

•	in the case of our stockholders that are not individuals only, distributions of shares of our common stock or mandatory convertible preferred stock or any security convertible into shares of our common stock or mandatory convertible preferred stock by a stockholder to any partner, member or stockholders of such stockholder; and

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock or mandatory convertible preferred stock (provided that such plan does not provide for the transfer of shares of our common stock or mandatory convertible preferred stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the director of officer or us during the restricted period);

provided that, in the case of any transfer or distribution pursuant to the fourth, fifth or sixth bullet above, (x) each transferee shall sign and deliver a lock-up letter substantially in the form of the lock-up letter signed by the director or officer and (y) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock or mandatory convertible preferred stock, shall be required or shall be voluntarily made during the restricted period.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16- day period beginning on the last day of the restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the selling stockholders on the one hand, and the underwriters on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of Shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of Shares to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of Shares to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any Shares in, from or otherwise involving the United Kingdom.

CHANGE IN ACCOUNTANTS

On January 14, 2010, Molycorp, LLC’s board of directors approved the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the period from June 12, 2008 (Inception) through December 31, 2008 and for the year ended December 31, 2009. Prior to their engagement on January 14, 2010, neither we nor anyone on our behalf consulted with PricewaterhouseCoopers LLP regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that PricewaterhouseCoopers LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

LEGAL MATTERS

The validity of the issuance of our securities offered by this prospectus will be passed upon for us by Jones Day. Certain legal matters relating to this offering will be passed on for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2008, and for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The information appearing in this prospectus concerning estimates of our proven and probable REO reserves and non-reserve REO deposits for the Mountain Pass facility was derived from the report of SRK Consulting, independent mining consultants, and has been included herein upon the authority of SRK Consulting as experts with respect to the matters covered by such report and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our securities being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules filed thereto. For further information about us and the securities offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed with the registration statement. Any statement contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement is not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may read and copy any materials we file with the SEC, including the registration statement, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is http://www.sec.gov. Information on or accessible through the SEC’s website is not a part of this prospectus.

We are subject to the information reporting requirements of the Exchange Act, as amended, and file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above.

GLOSSARY OF SELECTED MINING TERMS

The following is a glossary of selected mining terms used in this prospectus that may be technical in nature:

Assay	The analysis of the proportions of metals in ore, or the testing of an ore or mineral for composition, purity, weight, or other properties of commercial interest.

Bastnasite	Bastnasite is a mixed Lanthanide fluoro-carbonate mineral (Ln F CO3) that currently provides the bulk of the world’s supply of the light REEs. Bastnasite and monazite are the two most common sources of cerium and other REEs. Bastnasite is found in carbonatites, igneous carbonate rocks that melt at unusually low temperatures.

Cerium	Cerium (Ce) is a soft, silvery, ductile metal which easily oxidizes in air. Cerium is the most abundant of the REEs, and is found in a number of minerals, including monazite and bastnasite.

Concentrate	A mineral processing product that generally describes the material that is produced after crushing and grinding ore effecting significant separation of gangue (waste) minerals from the metal and/or metal minerals, and discarding the waste and minor amounts of metal and/or metal minerals. The resulting “concentrate” of minerals typically has an order of magnitude higher content of minerals than the beginning ore material.

Cut-off grade	The lowest grade of mineralized material that qualifies as ore in a given deposit. The grade above which minerals are considered economically mineable considering the following parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, by-product credits, process and refining recovery rates and price.

Didymium	Didymium is a combination of neodymium and praseodymium, approximately 75% neodymium and approximately 25% praseodymium.

Dysprosium	Dysprosium (Dy) is used in high power neodymium iron boron magnets to enhance thermal stability.

Europium	Europium (Eu) is desirable due to its photon emission. Excitation of the europium atom, by absorption of electrons or by UV radiation, results in changes in energy levels that create a visible emission. Almost all practical uses of europium utilize this luminescent behavior.

Gadolinium	Gadolinium (Gd) is a silvery-white, malleable and ductile rare-earth metal. Gadolinium has exceptionally high absorption of neutrons and therefore is used for shielding in neutron radiography and in nuclear reactors. Because of its paramagnetic properties, solutions of organic gadolinium complexes and gadolinium compounds are the most popular intravenous medical magnetic resonance imaging contrast agents in MRI.

Grade	The average REE content, as determined by assay of a ton of ore.

Lanthanum	Lanthanum (La) is the first member of the Lanthanide series. Lanthanum is a strategically important rare earth element due to its use in fluid bed cracking catalysts, FCCs, which are used in the production of transportation and aircraft fuel. Lanthanum is also used in fuel cells and batteries.

Mill	A processing plant that produces a concentrate of the valuable minerals contained in an ore.

Mineralization	The concentration of metals and their compounds in rocks, and the processes involved therein.

G-1

Monazite	Monazite is a reddish-brown phosphate mineral. Monazite minerals are typically accompanied by concentrations of uranium and thorium. Because of this, there is no significant rare earth production from monazite today. Monazite is becoming more attractive because it typically has elevated concentrations of heavy rare earths.

Neodymium	Neodymium (Nd) is used in the production of NdFeB permanent magnets. These permanent magnets, which maximize the power/cost ratio, are used in a large variety of motors and mechanical systems. Cellular phones, vehicle systems and certain lasers contain both neodymium magnets and capacitors, which produce powerful electronic generation and boost the power of these devices.

Ore	That part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination.

Overburden	In surface mining, overburden is the material that overlays an ore deposit. Overburden is removed prior to mining.

Praseodymium	Praseodymium (Pr) comprising about 4% of the lanthanide content of bastnasite, is a common coloring pigment. Along with neodymium, praseodymium is used to filter certain wavelengths of light. Praseodymium is used in photographic filters, airport signal lenses, and welder’s glasses. As part of an alloy, praseodymium is used in permanent magnet systems designed to make smaller and lighter motors. Praseodymium is also used in automobile and other internal combustion engine pollution control catalysts.

Probable reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Recovery	The percentage of contained metal actually extracted from ore in the course of processing such ore.

Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Samarium	Samarium (Sm) is a silvery-white metallic element that is predominantly used to produce high temperature, high power samarium cobalt.

Strike	The direction of the line of intersection of a REE deposit with the horizontal plane of the ground. The strike of a deposit is the direction of a straight line that connects two points of equal elevation on the deposit.

Tailings	That portion of the mined material that remains after the valuable minerals have been extracted.

Terbium	Terbium (Tb) is a soft, malleable, silvery-grey element of the lanthanide series, used in x-ray and color television tubes.

Yttrium	Yttrium (Y) is predominantly utilized in auto-catalysts. Other uses include resonators, microwave communication devices and other electronic devices.

G-2

INDEX TO FINANCIAL STATEMENTS

Page

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and December 31, 2008	F-3
Consolidated Statements of Operations for the year ended December 31, 2009, for the period from June 12, 2008 (Inception) through December 31, 2008 and for the period from June 12, 2008 (Inception) through December 31, 2009
F-4
Consolidated Statements of Members’ Equity for the year ended December 31, 2009 and for the period from June 12, 2008 (Inception) through December 31, 2008	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2009, for the period from June 12, 2008 (Inception) through December 31, 2008 and for the period from June 12, 2008 (Inception) through December 31, 2009
F-6
Notes to Consolidated Financial Statements	F-7

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of September 30, 2010 and December 31, 2009 (Unaudited)	F-20
Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2009 and 2010	F-21
Condensed Consolidated Statements of Stockholders’ Equity for the nine months ended September 30, 2010 and December 31, 2009 (Unaudited)	F-22
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2010 and 2009	F-23
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-24

Report of Independent Registered Public Accounting Firm

To the Members of Molycorp, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members’ equity and of cash flows present fairly, in all material respects, the financial position of Molycorp, LLC and its wholly-owned subsidiary (a development stage company) at December 31, 2009 and 2008, and the results of their operations and their cash flows for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Phoenix, Arizona
April 16, 2010, except for
Note 12(c) for which the
date is as of July 9, 2010

MOLYCORP, LLC

(A Company in the Development Stage)
Consolidated Balance Sheets
(In thousands)

	December 31,	December 31,
	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$6,929	$2,189
Trade accounts receivable	1,221	1,346
Inventory	8,545	2,990
Prepaid expenses and other	1,825	2,185

Total current assets	18,520	8,710

Non-current assets:
Property, plant and equipment, net	$66,352	$63,053
Inventory	12,090	13,122
Investment in joint venture	—	9,700
Intangible asset, net	704	770

Total non-current assets	79,146	86,645

Total assets	$97,666	$95,355

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Trade accounts payable	$2,886	$2,250
Accrued expenses	5,963	1,446
Current portion of asset retirement obligation	693	387

Total current liabilities	9,542	4,083

Non-current liabilities:
Asset retirement obligation	$13,509	$13,196

Total liabilities	23,051	17,279

Members’ equity:
Paid-in capital	117,276	92,150
Deficit accumulated during the development stage	(42,661)	(14,074)

Total members’ equity	74,615	78,076

Total liabilities and members’ equity	$97,666	$95,355

See accompanying notes to consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Consolidated Statements of Operations
(In thousands, except share and per share data)

		June 12, 2008	June 12, 2008
		(Inception)	(Inception)
	Year Ended	Through	Through
	December 31, 2009	December 31, 2008	December 31, 2009

Net sales	$7,093	$2,137	$9,230
Operating costs and expenses:
Cost of goods sold	(21,785)	(13,027)	(34,812)
Selling, general, and administrative	(12,685)	(2,979)	(15,664)
Depreciation and amortization	(191)	(19)	(210)
Accretion expense	(1,006)	(250)	(1,256)

Operating loss	(28,574)	(14,138)	(42,712)

Other income (expense):
Other income	181	54	235
Interest income (expense)	(194)	10	(184)

Net loss	$(28,587)	$(14,074)	$(42,661)

Weighted average shares outstanding	38,921,015	38,234,354	38,676,385
Loss per share:
Basic	$(0.73)	$(0.37)	$(1.10)
Diluted	$(0.73)	$(0.37)	$(1.10)

See accompanying notes to consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Consolidated Statements of Members’ Equity
(In thousands, except share amounts)

			Deficit
			Accumulated
	Common Stock		During the	Total
	Common	Paid-in	Development	Members’
	Shares	Capital	Stage	Equity

Balance at June 12, 2008 (Inception)		$—	$—	$—
Issuance of common shares	38,168,423	92,000	—	92,000
Employee compensation agreement	65,931	150	—	150
Net loss		—	(14,074)	(14,074)

Balance at December 31, 2008	38,234,354	92,150	(14,074)	78,076
Issuance of shares	3,785,954	18,004	—	18,004
Conversion of short-term borrowings from member plus related accrued interest into common shares	2,267,750	6,831	—	6,831
Exercise of employee options	20,746	50		50
Employee compensation agreement		241	—	241
Net loss		—	(28,587)	(28,587)

Balance at December 31, 2009	44,308,804	$117,276	$(42,661)	$74,615

See accompanying notes to consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Consolidated Statements of Cash Flows
(In thousands)

		June 12, 2008	June 12, 2008
		(Inception)	(Inception)
	Year Ended	Through	Through
	December 31, 2009	December 31, 2008	December 31, 2009

Cash flows from operating activities:
Net loss	$(28,587)	$(14,074)	$(42,661)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,896	936	4,832
Accretion of asset retirement obligation	1,006	250	1,256
Non-cash inventory write-downs	9,035	9,509	18,544
Non-cash stock compensation expense	241	150	391
Loss on sale of assets	2	—	2
Changes in operating assets and liabilities:
Accounts receivable	125	(1,897)	(1,772)
Other current assets	345	—	345
Inventory	(13,557)	(3,440)	(16,997)
Prepaid expenses	15	(1,634)	(1,619)
Accounts payable	(254)	642	388
Asset retirement obligation	(387)	—	(387)
Accrued expenses	5,749	2,218	7,967

Net cash used in operating activities	(22,371)	(7,340)	(29,711)

Cash flows from investing activities:
Acquisition of the Mountain Pass facility	—	(82,150)	(82,150)
Proceeds from sale of investment in joint venture	9,700	—	9,700
Capital expenditures	(7,285)	(321)	(7,606)
Proceeds from sale of assets	5	—	5

Net cash provided by (used in) investing activities	2,420	(82,471)	(80,051)

Cash flows provided by financing activities:
Capital contributions from members	18,004	92,000	110,004
Proceeds from exercise of options	50	—	50
Short-term borrowings from member	6,637	—	6,637

Net cash provided by financing activities	24,691	92,000	116,691

Net increase in cash and cash equivalents	4,740	2,189	6,929
Cash and cash equivalents at beginning of the year	2,189	—	—

Cash and cash equivalents at end of year	$6,929	$2,189	$6,929

Supplemental disclosure of non-cash activities:
Conversion of short-term borrowings from member plus accrued interest, into common shares	$6,831

See accompanying notes to consolidated financial statements.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(1)	Company Background

Molycorp, LLC (the “Company” or “Molycorp”) was formed on September 9, 2009, as a Delaware limited liability company. Upon such formation, the members of Molycorp Minerals, LLC (“Molycorp Minerals”) exchanged their ownership interests for ownership interests in Molycorp. These transactions were accounted for as a reorganization of entities under common control at historical cost. Accordingly, the accompanying financial information for periods prior to Molycorp’s formation is the historical financial information of Molycorp Minerals.

Molycorp Minerals, previously known as Rare Earth Acquisition LLC (which was formed on June 12, 2008), acquired the Mountain Pass, California rare earth deposit and associated assets (the “Mountain Pass facility”) and assumed certain liabilities from Chevron Mining, Inc. (“Chevron”) on September 30, 2008.

The Mountain Pass facility is located in San Bernardino County, California and is the only significant developed rare earth resource in the western world. Rare earth elements (“REEs”) are a group of specialty elements with unique properties that make them critical to many existing and emerging applications including:

•	Clean-energy technologies such as hybrid and electric vehicles, wind turbines and compact florescent lighting;

•	High-technology applications including cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical defense applications such as guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced water treatment applications including those for industrial, military, homeland security, domestic and foreign aid use.

The REE group includes 17 elements, namely the 15 lanthanide elements, which are lanthanum, cerium, praseodymium, promethium (which does not occur naturally), neodymium, samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium, and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as rare earth oxides (“REOs”). Bastnasite is a mineral that contains REEs.

Operations at the Mountain Pass facility began in 1952 under Molybdenum Corporation of America (“MCA”). MCA was purchased by Union Oil of California (“Unocal”) in 1977. In 2002, mining operations were suspended at the Mountain Pass facility primarily due to softening prices for REOs and a lack of additional tailings disposal capacity. Chevron Corporation purchased Unocal in 2005.

Prior to the acquisition, operations at the Mountain Pass facility had been suspended with the exception of a pilot processing project to recover neodymium from lanthanum stockpiles produced prior to Chevron’s ownership of the Mountain Pass facility. The neodymium from lanthanum (“NFL”) pilot processing project was undertaken to improve the facility’s REE processing techniques. For the year ended December 31, 2009 and the period from June 12, 2008 (Inception) through December 31, 2008, revenue was generated primarily from the sale of products associated with the NFL pilot processing project.

(2)	Basis of Presentation

The Company’s acquisition of the Mountain Pass facility has been accounted for as an acquisition of net assets and not a business combination. As described below, the Company’s current business plan includes investing substantial capital to restart mining operations, construct and refurbish processing facilities and other

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

infrastructure, and to expand into metal and alloy production. Molycorp will continue as a development stage company until these activities have been completed which is currently expected by the end of 2012.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

The Company has evaluated subsequent events through April 16, 2010, which is the date the accompanying financial statements were available to be issued.

(3)	Liquidity and Capital Requirements

Most of the facilities and equipment acquired with the Mountain Pass facility are at least 20 years old and must be modernized or replaced. Under its current business plan, the Company intends to spend approximately $511 million through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and expand into metal and alloy production. Capital expenditures under this plan total approximately $53 million in 2010. The Company expects to finance these expenditures, as well as its working capital requirements, with proceeds from planned public and/or private offerings of its securities or project financing. There can be no assurance that the Company will be successful in the anticipated offerings or that it will be successful in raising additional capital in the future on terms acceptable to the Company, or at all.

If the Company is unable to raise sufficient capital through the planned securities offerings, additional capital contributions from existing members or other alternative sources of financing, management will implement a short-term business plan in 2010. Under this plan, capital expenditures will be curtailed at mid-year and limited operations at the Mountain Pass facility will continue through December 31, 2010. The Company believes that it will be able to fund the short-term business plan with existing cash and cash equivalents, which totaled $6.9 million at December 31, 2009, and funding commitments from its members totaling $20.0 million.

The accompanying financial statements have been prepared on a going concern basis under which the Company is expected to be able to realize its assets and satisfy its liabilities in the normal course of business. To continue as a going concern beyond 2010 and in order to continue the restart of mining operations and modernization of the Mountain Pass facility, the Company will need to complete the planned securities offerings or obtain alternative sources of financing. Absent additional financing, the Company will not have the resources to execute its current business plan.

(4)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of the financial statements, in accordance with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on the Company’s historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions and conditions.

Significant estimates made by management in the accompanying financial statements include the allocation of the purchase price for the Mountain Pass facility to the assets acquired and liabilities assumed, the collectability of accounts receivable, the recoverability of inventory, the useful lives and recoverability of long-lived assets such as property, plant and equipment and intangible asset, and the adequacy of the

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

Company’s asset retirement obligations. The current economic environment has increased the degree of uncertainty inherent in these estimates and the underlying assumptions.

(b)	Revenue and Cost of Goods Sold

Revenue is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have been transferred to the customer, which is generally when title passes, the selling price is fixed or determinable, and collection is reasonably assured. Title generally passes upon shipment of product from the Mountain Pass facility. Prices are generally set at the time of, or prior to, shipment. Transportation and distribution costs are incurred only on sales for which the Company is responsible for delivering the product. Our reported revenues are presented net of freight and shipping costs.

Cost of goods sold includes the cost of production as well as inventory write-downs caused by market price declines. Primary production costs include labor, supplies, maintenance costs, depreciation, and plant overhead.

(c)	Cash

The Company considers cash and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews its allowance for doubtful accounts on a quarterly basis. As of December 31, 2009 and 2008, an allowance for doubtful accounts was not required.

(e)	Inventories

Inventories consist of work-in-process, finished goods, stockpiles of bastnasite and lanthanum concentrate, and materials and supplies. Inventory cost is determined using the lower of weighted average cost or estimated net realizable value. Inventory expected to be sold in the next 12 months is classified as a current asset in the consolidated balance sheet.

Write-downs to estimated net realizable value are charged to cost of goods sold. Many factors influence the market prices for REOs and, in the absence of established prices contained in customer contracts, management uses an independent pricing source to evaluate market prices for REOs at the end of each quarter. For the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, the Company recognized write-downs of $9.0 million, $9.5 million and $18.5 million, respectively, as a result of declines in REO market prices.

The Company evaluates the carrying value of materials and supply inventories each quarter giving consideration to slow-moving items, obsolescence, excessive levels, and other factors and recognizes related write-downs as necessary.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

At December 31, 2009 and 2008, inventory consisted of the following (in thousands):

	December 31,	December 31,
	2009	2008

Current:
Work in process	$4,797	$52
Finished goods	2,685	1,635
Materials and supplies	1,063	1,303

Total current	$8,545	2,990

Long term:
Concentrate stockpiles	$11,844	$11,862
Work in process	—	681
Finished goods	246	579

Total long term	$12,090	$13,122

(f)	Property, Plant and Equipment, net

Property, plant and equipment associated with the acquisition of the Mountain Pass facility is stated at estimated fair value as of the acquisition date. Expenditures for new property, plant and equipment and improvements that extend the useful life or functionality of the asset are capitalized. The Company incurred $7.1 million in plant modernization costs in 2009, and anticipates incurring approximately $474 million in plant modernization costs from 2010 through 2012. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, was $3.9 million, $0.9 million and $4.8 million, respectively. Maintenance and repair costs are expensed as incurred.

Mineral properties at December 31, 2009 and 2008, represent the estimated fair value of the mineral resources associated with the Mountain Pass facility. The Company will begin to amortize such mineral properties using the units of production method over estimated proven and probable reserves once mining operations resume, which is currently expected to occur in late 2010.

At December 31, 2009 and 2008, property, plant and equipment consisted of the following (in thousands):

	December 31,	December 31,
	2009	2008

Land	$800	$800
Land improvements (15 years)	17,954	17,923
Buildings and improvements (4 to 27 years)	8,458	8,335
Plant and equipment (2 to 12 years)	12,065	11,692
Vehicles (7 years)	1,023	1,031
Computer software (5 years)	1,116	164
Furniture and fixtures (5 years)	41	39
Construction in progress	6,506	851
Mineral properties	23,138	23,138

Property, plant and equipment at cost	71,101	63,973
Less accumulated depreciation	(4,749)	(920)

Property, plant and equipment, net	$66,352	$63,053

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

In accordance with ASC 360, Property Plant and Equipment, long-lived assets such as property, plant, and equipment, mineral properties and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company did not recognize any impairment for the year ended December 31, 2009 or the period from June 12, 2008 (Inception) through December 31, 2008.

(g)	Intangible Asset

The Company acquired its trade name in connection with the Mountain Pass facility acquisition. Amortization is provided using the straight-line method based on an estimated useful life of 12 years. Amortization expense for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009 was $65,000, $17,000, and $82,000, respectively. Amortization expense is estimated to be $65,000 annually for the following five years.

(h)	Investment in Joint Venture

In connection with the Mountain Pass facility acquisition, the Company acquired a one third interest in a joint venture with Sumitomo Metals Industries, Ltd. of Japan (Sumitomo) called Sumikin Molycorp (SMO). The Company sold its interest in the joint venture to Sumitomo on July 9, 2009 for cash consideration of $9.7 million and recognized no gain.

(i)	Accrued Expenses

Accrued expenses as of December 31, 2009 and 2008 consisted of the following: (in thousands):

	December 31,	December 31,
	2009	2008

Waste disposal accrual	$1,500	$—
Completion bonus	1,445	650
Defined contribution plan	988	192
Other accrued expenses	2,030	604

Total accrued expenses	$5,963	$1,446

(j)	Asset Retirement Obligation

The Company accounts for reclamation costs, along with other costs related to the closure of the Mountain Pass facility, in accordance with ASC 410-20 Asset Retirement Obligations. This standard requires the Company to recognize asset retirement obligations at estimated fair value in the period in which the obligation is incurred. The Company recognized an asset retirement obligation and corresponding asset retirement cost of $13.3 million in connection with the Mountain Pass facility acquisition. The liability was initially measured at fair value and is subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The asset retirement cost was capitalized as part of the carrying amount of the related long-lived assets and is being depreciated over the assets’ remaining useful lives. Depreciation expense associated with the asset retirement cost was $1.2 million, $0.3 million and $1.5 million for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, respectively. The following table presents the activity in our asset retirement obligation (in thousands):

		September 30, 2008
	Year Ended	Through
	December 31, 2009	December 31, 2008

Balance at beginning of period	$13,583	$13,333
Obligations settled	(387)	—
Accretion expense	1,006	250

Balance at end of period	$14,202	$13,583

The Company is required to provide the applicable governmental agencies with financial assurances relating to its closure and reclamation obligations. As of December 31, 2008, the Company had financial assurance requirements of $26.3 million which were satisfied by instruments obtained by Chevron. In March 2009, the Company replaced these instruments with surety bonds secured by letters of credit or cash collateral provided by the individual members. As of December 31, 2009, the Company had financial assurance requirements of $27.4 million, which were satisfied with surety bonds placed with the California state and regional agencies.

(k)	Income Taxes

As a limited liability company, the Company does not incur or pay federal or state income taxes. Rather, taxable income and losses of the Company are reported on the income tax returns of the Company’s members. As a result, a provision for incomes taxes has not been included in the consolidated statements of operations. See note 12(a) for a discussion regarding the income tax effects of the April 15, 2010 Corporate Reorganization.

(l)	Members’ Equity

Members’ interests are represented by 44,308,804 and 38,234,354 shares of the Company’s common stock at December 31, 2009 and 2008, respectively. Paid-in capital in the consolidated balance sheets represents amounts paid by members or interests earned under certain stock compensation agreements. The Company’s profits, losses and cash distributions are allocated to shareholders generally in accordance with their respective ownership interests, with certain adjustments for tax matters as described in the Company’s Operating Agreement. Certain significant actions of the Company described in the Company’s Operating Agreement require the approval of shareholders holding aggregate ownership interests in the Company of 51% or 76%.

(m)	Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing the Company’s net income (loss) by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share reflects the dilution of potential common shares in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” and “if converted method,” as applicable, are used for the assumed proceeds upon the exercise of common share equivalents at the average selling prices of the shares during the year. For the year ended December 31, 2009, potential shares associated with 124,468 outstanding stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive due to the Company’s net loss for the year.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

(n)	Comprehensive income (loss)

The Company does not have any items entering into the determination of comprehensive income (loss) other than net income (loss) for the period.

(5)	Acquisition of Mountain Pass Facility

On September 30, 2008, Molycorp completed the acquisition of the Mountain Pass facility for approximately $82.1 million, consisting of $80.0 million in cash paid to Chevron and $2.1 million in related transaction costs. The acquisition has been accounted as an acquisition of net assets. The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed (in thousands):

Acquired assets:
Inventory — concentrate stockpiles	$19,201
Inventory — finished goods	1,506
Inventory — work in process	572
Inventory — material and supply	902
Mineral properties	23,138
Land and land improvements	18,723
Property, plant, and equipment	21,354
Trade name	786
Investment in joint venture	9,700

Total assets	95,882
Asset retirement obligation	13,333
Completion bonus	399

Net purchase price	$82,150

As part of the purchase agreement, the Company also retained the services of approximately 100 employees from Chevron, including 43 non-union employees and 57 union employees. Under the terms of the purchase agreement, the Company agreed to continue to provide all retained employees’ salaries at their previous levels for a period of 12 months; provide comparable 401(k) and health benefits, and to honor all vacation days accrued prior to the purchase.

(6)	Employee Benefit Plans

The Company maintains a defined contribution plan for all employees who meet the related eligibility requirements. All former Chevron employees became eligible to participate in the plan on the date of the acquisition while all new employees become eligible to participate after 90 days of service. The Company currently makes a non-elective contribution equal to 4% of compensation for each employee who performed at least 1,000 hours of service and is employed on the last day of the year. In addition, the Company currently matches 100% of the first 3% contributed and 50% of the next 2% contributed by each eligible employee. Employees vest in Company contributions after three years of service. Expense related to this plan totaled $1.0 million, $0.2 million and $1.2 million for the year ended December 31, 2009, the period from June 12, 2008 (Inception) through December 31, 2008, and cumulatively for the period from June 12, 2008 (Inception) through December 31, 2009, respectively. Additionally, accrued expenses at December 31, 2009 and 2008, included $1.0 million and $0.2 million related to this plan, respectively.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

On April 1, 2009, the Company established the Management Incentive Plan (“MIP”), which is a nonqualified deferred compensation plan for the purpose of providing deferred compensation benefits for certain members of management. Under the MIP, participants can defer their base salary and other compensation that is supplemental to his or her base salary and is dependent upon achievement of individual or Company performance goals. It is intended that the MIP constitute an unfunded plan for purposes of the Employee Retirement Income Security Act of 1974, as amended. The amounts of compensation or awards deferred are deemed to be invested in a hypothetical investment as of the date of deferral. For the year ended December 31, 2009, the Company elected to make discretionary contributions to the MIP totaling approximately $47,000. In addition, participants in the MIP program elected to defer approximately $19,000 of their compensation, which is included in other accrued expenses at December 31, 2009.

(7)	Commitments and Contingencies

(a)	Self Insurance

The Company is self-insured for employee healthcare costs, subject to a related stop-loss agreement with an insurance company. The Company recorded a liability of $0.1 million associated with this obligation as of December 31, 2009.

(b)	Future Operating Lease Commitments

The Company has certain operating leases for office space, land, and certain equipment. Remaining annual minimum payments under these leases at December 31, 2009 were $0.2 million in 2010 and $0.1 million in 2011.

(c)	Completion Bonus

In connection with the Mountain Pass facility acquisition, the Company assumed a $0.4 million obligation related to a completion bonus payable to union employees who worked on the NFL pilot processing development project. Under the terms of the related labor agreement, eligible employees were entitled to a bonus of 40 hours of pay at the employee’s base rate for every month spent on the project, regardless of the number of hours worked. The Company recognized the related costs associated with this bonus as employees worked on the project. As of December 31, 2009 and 2008, the accrued completion bonus was $1.4 million and $0.7 million, respectively. The completion bonus was paid in March 2010.

(d)	Labor Contract

Certain Mountain Pass facility employees are covered by a collective bargaining agreement with the United Steelworkers of America which expires on March 15, 2012. At December 31, 2009, 60 employees, or approximately 50% of the Company’s workforce, were covered by this collective bargaining agreement.

(e)	Reclamation Surety Bonds

As of December 31, 2009, Molycorp had placed $27.4 million of surety bonds with California state and regional agencies to secure its Mountain Pass facility closure and reclamation obligations.

(f)	Insurance Premium Financing Agreement

As of December 31, 2009, Molycorp was a party to a short-term premium financing agreement related to its property insurance policies. The unpaid principal balance of $0.4 million is included in accrued expenses in the consolidated balance sheet. The agreement requires monthly principal and interest payments of $41,592 through November 2010.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

(g)	Licenses and Permits

The Company is subject to numerous and detailed federal, state and local environmental laws, regulations and permits including health and safety, environmental, and air quality. The Company must obtain a number of additional permits in order to complete the plant modernization and expansion. The Company is subject to strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with the current permits, and the Company anticipates additional conditions, requirements and obligations associated with the additional permits required for future operations, including the modernization and expansion of the Mountain Pass facility. Certain conditions could be imposed in order to obtain the required permits including requirements to conduct additional environmental studies and collect and present data to government authorities pertaining to the potential impact of current and future operations upon the environment. Accordingly, the required permits may not be issued, maintained or renewed in a timely fashion if at all, or may be issued or renewed upon conditions that restrict the Company’s ability to conduct its operations economically. Any failure, significant delay or significant change in conditions that is required to obtain, maintain or renew permits, could have a material adverse effect on the Company’s business, results of operations and financial condition.

(8)	Stock Based Compensation

The Company’s Chief Executive Officer received a signing bonus, of which $350,000 was paid in cash and $150,000 was paid through the issuance of 65,931 shares of common stock. The per share value of the common stock at the date of issuance approximates the per share amount contributed by other members. These shares vested immediately and the related expense was recognized during the period from June 12, 2008 (Inception) through December 31, 2008.

The Company issued an option to its Chief Executive Officer for the purchase of 145,214 shares of Company stock on April 10, 2009. The option vested on the date of grant and had a stated exercise price of $2.41 per share. The fair value of the stock at the time of issuance was estimated to be $3.01 per share based on the share price established in a related party financing agreement executed shortly after the issuance of the option. In measuring compensation expense, the Company estimated the fair value of the award on the grant date using the Black-Scholes-Merton option valuation model. Option valuation models require the input of highly subjective assumptions, including the expected volatility of the price of the underlying stock.

The following assumptions were used to compute the fair value of the option grant:

Risk free interest rate	0.60%
Dividend yield	—
Estimated volatility	146%
Expected option life	10 months

The Company’s computation of the estimated volatility was based on the historical volatility of a group of peer companies’ common stock over the expected option life. The peer information was used because Molycorp is not publicly traded and therefore does not have the market trading history required to calculate a meaningful volatility factor. The computation of expected option life was determined based on a reasonable expectation of the option life prior to being exercised or forfeited. The risk-free interest rate assumption was based on the U.S. Treasury constant maturity yield at the date of grant over the expected life of the option.

For the year ended December 31, 2009, the Company recognized stock-based compensation related to this option grant of $241,000.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

A summary of Molycorp’s stock option activity for the year ended December 31, 2009, is as follows:

			Estimated
		Exercise	Grant-Date	Remaining
	Shares	Price	Fair Value	Life

Outstanding options at beginning of period	—	—	—	—
Granted and vested	145,214	2.41	1.66	10 months
Exercised	20,746	2.41	1.66	—
Forfeited	—	—	—	—
Vested options outstanding end of period	124,468	2.41	1.66	2 months

Effective November 1, 2009, the Company issued 5,880,000 incentive shares of Molycorp Minerals to certain employees and independent directors. Pursuant to the terms of Molycorp Minerals’ Second Amendment and Restated Operating Agreement dated September 10, 2009, the incentive shares have no voting rights and are intended to constitute a “profits interests” as defined under Internal Revenue Service regulations. Holders of incentive shares have no capital accounts, but are entitled to receive cash distributions from the Company in amounts ranging from 3.2% to 7.0% of excess distributions after common shareholders have received an annually compounded 10% return of their capital contributions. The distribution percentage applied is based on the cumulative return on investment received by the common shareholders.

The incentive shares vest at a rate of one-third per year on the anniversary date of the award, subject to acceleration at the Company’s discretion or six months after a change in control or a public offering of equity interest in the Company. Upon termination, unvested shares are forfeited and vested shares may be repurchased by the Company’s at its discretion. The purchase price of vested shares is based upon an assumed liquidation of the Company’s assets at book value and is subject to the same distribution terms as the cash distribution described above. Due to the Company’s option to repurchase vested shares of terminated participants at a price other than fair value, the incentive shares are classified as liabilities measured using the intrinsic value method. These liabilities will be remeasured at each reporting date until the shares are forfeited or repurchased. As of December 31, 2009, the intrinsic value of the incentive shares was zero.

(9)	Concentrations

(a)	Limited Number of Products

The Company’s current operations are limited to the production and sale of REOs from stockpiled concentrates and it does not have the capability to significantly alter its product mix prior to completing the modernization and expansion of the Mountain Pass facility and the restart of mining operations. Sales of lanthanum concentrate accounted for 82% and 72% of our sales for the year ended December 31, 2009 and for the period from June 12, 2008 (Inception) through December 31, 2008, respectively.

(b)	Limited Number of Customers

There is a limited market for the Company’s lanthanum concentrate and its two largest customers comprised 82% (55% of the total corresponds to the Company’s largest customer and 27% of the total corresponds to the Company’s second largest customer) and 72% (57% of the total corresponds to the Company’s largest customer and 15% of the total corresponds to the Company’s second largest customer) of the Company’s total product revenue for the year ended December 31, 2009 and for the period from June 12, 2008 (Inception) through December 31, 2008, respectively.

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

(c)	Single Geographic Location

Currently, the Company’s only mining and production facility is the Mountain Pass facility and the Company’s viability is based on the successful modernization and expansion of its operations. The deterioration or destruction of any part of the Mountain Pass facility, or legal restrictions related to current or anticipated operations at the Mountain Pass facility, may significantly hinder the Company’s ability to reach or maintain full planned production rates within the expected time frame, if at all.

(10)	Related Party Transactions

In connection with the Mountain Pass facility acquisition, certain members incurred acquisition costs that were subsequently reimbursed by Molycorp. At December 31, 2008, accrued expenses included approximately $0.2 million related to this reimbursement obligation.

In February 2009, the Company’s members provided letters of credit and/or cash collateral totaling $18.2 million to secure the surety bonds issued for the benefit of certain regulatory agencies relating to the Company’s Mountain Pass facility closure and reclamation obligations. The Company has agreed to pay each member a 5% annual return on the amount of collateral provided. Under the terms of the agreement, the members may receive quarterly payments, delayed payments, or payments-in-kind of common shares at a price of $100.99 per share. During the year ended December 31, 2009, the Company recognized approximately $0.8 million in compensation to the members under this agreement which is included in selling, general and administrative expense in the consolidated statement of operations. At December 31, 2009, accrued expenses in the consolidated balance sheet included $0.6 million payable to members.

In May and July 2009, Molycorp entered into transactions with a member under which it borrowed an aggregate $6.6 million, secured by certain product inventories. Borrowings under this agreement required interest at a variable rate of LIBOR plus one percent. On November 15, 2009, the member converted outstanding advances plus accrued interest totaling $6.8 million into 2,267,750 shares of Molycorp common stock in settlement of the obligation.

(11)	Recently Issued Accounting Pronouncements

Variable Interest Entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in the variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

Fair Value Accounting

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to: i) transfers in and out of level 1 and 2 fair value measurements and ii) enhanced detail in the level 3 reconciliation. The guidance was amended to provide clarity about: i) the level of disaggregation required for assets and liabilities and ii) the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3. The updated guidance is effective for the Company’s fiscal year beginning January 1,

MOLYCORP, LLC

(A Company in the Development Stage)
Notes to Consolidated Financial Statements — (Continued)

2010, with the exception of the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

(12)	Subsequent Events

(a)	Corporate Reorganization

Molycorp, Inc. was formed on March 4, 2010, and on April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock. Additionally, all holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. All of the shares of Class A common stock and Class B common stock will convert into shares of common stock immediately prior to the consummation of an initial public offering of Molycorp, Inc. common stock.

Molycorp, Inc.’s authorized capital stock consists of common stock, Class A common stock and Class B common stock, and holders of all such stock vote together as one class. Holders of common stock and Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to such number of votes as shall equal the number of shares of common stock into which the shares of Class B common stock would be convertible at the record date upon approval by the Board of Directors pursuant to the terms of the Company’s Certificate of Incorporation. The terms of the Class B common stock with respect to dividends, liquidation and conversion, generally replicate the economics of the original incentive shares of Molycorp Minerals described in note 8.

Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. If the corporate reorganization had been effective as of January 1, 2009, our net loss of $28.6 million would have generated an unaudited pro forma deferred income tax benefit of $11.3 million, assuming a combined federal and state statutory income tax rate. However, as realization of such tax benefit would not have been assured, we would have also established a valuation allowance of $11.3 million to eliminate such pro forma tax benefit.

(b)	Related Party Transaction

On April 16, 2010, Molycorp Minerals, LLC executed an agreement under which an affiliate of one of Molycorp, Inc.’s stockholders agreed to purchase up to $5 million of product from Molycorp, Inc. through December 31, 2010. Purchases under the agreement would occur at Molycorp, Inc.’s request at a price per pound based on published index pricing. Upon the resale of any acquired product, Molycorp, Inc. is entitled to receive 50% of the sales price that exceeds a specified level.

  (c)  Stock Split

On July 9, 2010, Molycorp, Inc. completed a 38.23435373-for-one stock split with respect to its Class A common stock and Class B common stock, which has been retroactively reflected for all periods presented in the accompanying financial statements.

Molycorp, Inc. Unaudited Condensed Consolidated Financial Statements September 30, 2010

MOLYCORP, INC.

(A Company in the Development Stage)
Condensed Consolidated Balance Sheets (Unaudited)
 (In thousands, except share amounts)

	September 30,	December 31,
	2010	2009

ASSETS
Current assets:
Cash and cash equivalents	$351,472	$6,929
Trade accounts receivable	5,187	1,221
Inventory	13,272	8,545
Prepaid expenses and other	1,437	1,825

Total current assets	371,368	18,520

Non-current assets:
Deposits	$20,200	$—
Property, plant and equipment, net	75,503	66,352
Inventory	8,762	12,090
Intangible asset, net	655	704

Total non-current assets	105,120	79,146

Total assets	$476,488	$97,666

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$8,330	$2,886
Accrued expenses	2,190	5,963
Short-term borrowing — related party	5,008	—
Current portion of asset retirement obligation	543	693

Total current liabilities	16,071	9,542

Non-current liabilities:
Asset retirement obligation	$11,307	$13,509
Other non-current liabilities	87	—

Total non-current liabilities	11,394	13,509

Total liabilities	$27,465	$23,051

Stockholders’ equity:
Common stock, $0.001 par value; 414,000,000 shares authorized at September 30, 2010; 82,253,700 and 0 shares outstanding at September 30, 2010 and December 31, 2009, respectively	82	—
Class A common stock, $0.001 par value; 0 and 60,000,000 shares authorized at September 30, 2010 and December 31, 2009, respectively; 0 and 44,998,185 shares outstanding at September 30, 2010 and December 31, 2009, respectively	—	44
Class B common stock, $0.001 par value; 0 and 40,000,000 shares authorized at September 30, 2010 and December 31, 2009, respectively; 0 and 0 shares outstanding at September 30, 2010 and December 31, 2009, respectively	—	—
Additional paid-in capital	532,787	117,232
Deficit accumulated during the development stage	(83,846)	(42,661)

Total stockholders’ equity	449,023	74,615

Total liabilities and stockholders’ equity	$476,488	$97,666

See accompanying notes to the condensed, consolidated financial statements.

MOLYCORP, INC.

(A Company in the Development Stage)
Condensed Consolidated Statements of Operations (Unaudited)
 (In thousands, except share and per share amounts)

					Total from
	Three Months Ended		Nine Months Ended		June 12, 2008
	September 30,		September 30,		(Inception) Through
	2010	2009	2010	2009	September 30, 2010

Net sales	$8,410	$1,960	$13,176	$4,889	$22,406
Operating costs and expenses:
Cost of goods sold	(7,619)	(5,272)	(18,989)	(14,896)	(53,801)
Selling, general and administrative	(4,117)	(3,172)	(12,851)	(8,380)	(28,274)
Stock-based compensation	(6,527)	—	(21,660)	(241)	(21,901)
Depreciation and amortization	(83)	(60)	(239)	(123)	(449)
Accretion expense	(216)	(252)	(695)	(755)	(1,951)

Operating loss	(10,152)	(6,796)	(41,258)	(19,506)	(83,970)

Other income (expense):
Other income	14	19	80	124	315
Interest income (expense), net	(7)	(126)	(7)	(110)	(191)

Net loss	$(10,145)	$(6,903)	$(41,185)	$(19,492)	$(83,846)

Weighted average shares outstanding (Common shares)(1)
Basic	70,019,847	38,835,179	56,027,460	38,831,232	44,721,664

Diluted	70,019,847	38,835,179	56,027,460	38,831,232	44,721,664

Loss per share of common stock:
Basic	$(0.14)	$(0.18)	$(0.74)	$(0.50)	$(1.87)

Diluted	$(0.14)	$(0.18)	$(0.74)	$(0.50)	$(1.87)

(1)	Weighted average shares outstanding include the retroactive treatment of exchange ratios for conversion of Class A common shares and Class B common shares to common stock in conjunction with the initial public offering.

See accompanying notes to the condensed, consolidated financial statements.

MOLYCORP, INC.

(A Company in the Development Stage)
Condensed Consolidated Statement of Stockholders’ Equity (Unaudited)
 (In thousands, except share amounts)

						Deficit
						Accumulated
	Class A Common				Additional	During the	Total
	Stock(1)		Common Stock		Paid-in	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Balance at December 31, 2009	44,998,185	$45	—	$—	$117,231	$(42,661)	$74,615
Issuance of shares to original shareholders	5,767,670	6	—	—	14,994	—	15,000
Exercise of employee options	126,405	—	—	—	300	—	300
Conversion of Class A common stock to common stock in conjunction with the initial public offering	(50,892,260)	(51)	50,892,260	51	—	—	—
Sale of shares of common stock at $14.00 per share in initial public offering, net of underwriting fees and other offering costs of $29.2 million	—	—	29,128,700	29	378,604	—	378,633
Stock-based compensation expense			2,232,740	2	21,658	—	21,660
Net loss	—	—	—	—	—	(41,185)	(41,185)

Balance at September 30, 2010	—	$—	82,253,700	$82	$532,787	$(83,846)	$449,023

(1)	Weighted average shares outstanding include the retroactive treatment of exchange ratios for conversion of Class A common shares and Class B common shares to common stock in conjunction with the initial public offering.

See accompanying notes to the condensed, consolidated financial statements.

MOLYCORP, INC.

(A Company in the Development Stage)
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

			Total from
	Nine Months Ended		June 12, 2008
	September 30,		(Inception) Through
	2010	2009	September 30, 2010

Cash flows from operating activities:
Net loss	$(41,185)	$(19,492)	$(83,846)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,059	2,894	8,891
Accretion of asset retirement obligation	695	755	1,951
Non-cash inventory write-downs	1,555	7,457	20,099
Non-cash stock-based compensation expense	21,660	241	22,051
Loss on sale on assets	13	2	15
Changes in operating assets and liabilities:
Accounts receivable	(3,966)	173	(5,738)
Inventory	(2,955)	(10,837)	(19,952)
Prepaid expenses and other	388	1,080	(886)
Accounts payable	3,265	(680)	3,653
Asset retirement obligation	(507)	(295)	(894)
Accrued expenses	(4,264)	2,119	3,703

Net cash used in operating activities	(21,242)	(16,583)	(50,953)

Cash flows from investing activities:
Acquisition of the Mountain Pass facility	—	—	(82,150)
Proceeds from sale of investment in joint venture	—	9,700	9,700
Deposits	(20,200)	—	(20,200)
Capital expenditures	(12,965)	(5,365)	(20,571)
Proceeds from sale of assets	9	5	14

Net cash used in (provided by) investing activities	(33,156)	4,340	(113,207)

Cash flows provided by financing activities:
Capital contributions from original stockholders	15,000	7,949	125,004
Net proceeds from sale of common stock in conjunction with the initial public offering	378,633	—	378,633
Proceeds from exercise of options	300	50	350
Short-term borrowings — related party	5,008	6,637	11,645

Net cash provided by financing activities	398,941	14,636	515,632
Net change in cash and cash equivalents	344,543	2,393	351,472
Cash and cash equivalents at beginning of the period	6,929	2,189	—

Cash and cash equivalents at end of period	$351,472	$4,582	$351,472

See accompanying notes to the condensed, consolidated financial statements.

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements
September 30, 2010
(Unaudited)

(1)	Company Background

Molycorp, Inc. was formed on March 4, 2010 for the purpose of continuing the business of Molycorp, LLC in corporate form. On April 15, 2010, the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that held member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for Molycorp, Inc. Class A common stock. Accordingly, Molycorp, LLC and Molycorp Minerals, LLC became subsidiaries of Molycorp, Inc. (the “Corporate Reorganization”). On June 15, 2010, Molycorp, LLC was merged with and into Molycorp Minerals, LLC. On July 9, 2010, Molycorp, Inc. completed a 38.23435373-for-one stock split, which has been retroactively reflected in the historical financial data for all periods presented. On August 3, 2010, Molycorp, Inc. completed its initial public offering (“IPO”) of common stock. In connection with its IPO, Molycorp, Inc. issued 29,128,700 shares of common stock at $14.00 per share (including 1,003,700 shares issued in connection with the underwriters’ option to purchase additional shares). Total net proceeds of the offering were approximately $378.6 million after underwriting discounts and commissions and offering expenses payable by Molycorp, Inc. Immediately prior to the consummation of the IPO, all of the shares of Class A common stock and Class B common stock were converted into shares of common stock. The conversion ratios for the Class A common stock and Class B common stock have been retroactively reflected in the historical financial information for all periods presented. Molycorp. Inc., together with its subsidiaries is referred to herein as the “Company” or “Molycorp”.

Molycorp Minerals, LLC, previously known as Rare Earth Acquisition, LLC (which was formed on June 12, 2008), acquired the Mountain Pass, California rare earth deposit and associated assets (the “Mountain Pass facility”) and assumed certain liabilities from Chevron Mining, Inc. (“Chevron”) on September 30, 2008.

The Mountain Pass facility is located in San Bernardino County, California and is the only significant developed rare earth resource in the western world. Rare earth elements (“REEs”) are a group of specialty elements with unique properties that make them critical to many existing and emerging applications including:

•	Clean-energy technologies such as hybrid and electric vehicles, wind turbines and compact florescent lighting;

•	High-technology applications including cell phones, personal digital assistant devices, digital music players, hard disk drives used in computers, computing devices, “ear bud” speakers and microphones, as well as fiber optics, lasers and optical temperature sensors;

•	Critical defense applications such as guidance and control systems, communications, global positioning systems, radar and sonar; and

•	Advanced water treatment applications including those for industrial, military, homeland security, domestic and foreign aid use.

The REE group includes 17 elements, namely the 15 lanthanide elements, which are lanthanum, cerium, praseodymium, promethium (which does not occur naturally), neodymium, samarium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium, and lutetium, and two elements that have similar chemical properties to the lanthanide elements — yttrium and scandium. The oxides produced from processing REEs are collectively referred to as rare earth oxides (“REOs”). Bastnasite is a mineral that contains REEs.

Operations at the Mountain Pass facility began in 1952 under Molybdenum Corporation of America (“MCA”). MCA was purchased by Union Oil of California (“Unocal”) in 1977. In 2002, mining operations were suspended at the Mountain Pass facility primarily due to softening prices for REOs and a lack of additional tailings disposal capacity. Chevron Corporation purchased Unocal in 2005.

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

Prior to the Company’s acquisition of the Mountain Pass facility, operations at the Mountain Pass facility had been suspended with the exception of a pilot processing project to recover neodymium from lanthanum stockpiles produced prior to Chevron’s ownership of the Mountain Pass facility. The neodymium from lanthanum (“NFL”) pilot processing project was undertaken to improve the facility’s REE processing techniques. Since June 12, 2008 (Inception) through March 31, 2010, revenue was generated primarily from the sale of products associated with the NFL pilot processing project, which concluded in February 2010. In April 2010, the Company commenced the second pilot processing campaign to recover cerium, lanthanum, neodymium, praseodymium and samarium/europium/gadolinium concentrate from bastnasite concentrate stockpiles.

(2)	Basis of Presentation

The Company’s acquisition of the Mountain Pass facility has been accounted for as an acquisition of net assets and not a business combination. As described below, the Company’s current business plan includes investing substantial capital to restart mining operations, constructing and refurbishing processing facilities and other infrastructure, and expanding into metal and alloy production. Molycorp will continue as a development stage company until these activities have been completed, which is currently expected to be by the end of 2012.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Regulation S-X promulgated under the Securities Exchange Act of 1934. While the December 31, 2009 balance sheet information was derived from the Company’s audited financial statements, for interim periods, GAAP and Regulation S-X do not require all information and notes that are required in the annual financial statements, and all disclosures required by GAAP for annual financial statements have not been included. Therefore, the accompanying unaudited financial statements should be read in conjunction with Molycorp’s consolidated financial statements and related notes for the year ended December 31, 2009, and the period from June 12, 2008 (Inception) through December 31, 2008, included in Molycorp’s Registration Statement on Form S-1 (Registration No. 333-166129) and related prospectus dated July 29, 2010 and filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933. The accompanying unaudited condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, and which, in the opinion of management, are necessary for the fair presentation of Molycorp’s financial position, results of operations and cash flows at September 30, 2010, and for all periods presented. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(3)	Capital Requirements

Most of the facilities and equipment acquired with the Mountain Pass facility are at least 20 years old and must be modernized or replaced. Under its current business plan, the Company intends to spend approximately $511 million (see note 9(a)) through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and to expand into the production of metals and alloys. The Company expects to finance these expenditures, as well as its working capital requirements, with the $378.6 million of net proceeds, from its IPO, anticipated revenue from operations and debt financing, project financing, and/or federal government programs, including the U.S. Department of Energy loan guarantee program for which the Company submitted an application in June 2010.

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(4)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of the financial statements, in accordance with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on the Company’s historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions and conditions.

Significant estimates made by management in the accompanying financial statements include the collectability of accounts receivable, the recoverability of inventory, the useful lives and recoverability of long-lived assets such as property, plant and equipment and intangible asset, and the adequacy of the Company’s asset retirement obligations. The current economic environment has increased the degree of uncertainty inherent in these estimates and the underlying assumptions.

(b)	Revenue and Cost of Goods Sold

Revenue is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have been transferred to the customer, which is generally when title passes, the selling price is fixed or determinable, and collection is reasonably assured. Title generally passes upon shipment of product from the Mountain Pass facility. Prices are generally set at the time of, or prior to, shipment. Transportation and distribution costs are incurred only on sales for which the Company is responsible for delivering the product. Our reported revenues are presented net of freight and shipping costs.

Cost of goods sold includes the cost of production as well as inventory write-downs caused by market price declines. Primary production costs include labor, supplies, maintenance costs, depreciation, and plant overhead.

(c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments with an original maturity of three months or less. Included in cash and cash equivalents at September 30, 2010, were $2.0 million in cash and $349.5 million in cash equivalent investments, which consisted of funds held in a money market account.

(d)	Inventories

Inventories consist of work-in-process, finished goods, stockpiles of bastnasite and lanthanum concentrate, and materials and supplies. Inventory cost is determined using the lower of weighted average cost or estimated net realizable value. Inventory expected to be sold in the next 12 months is classified as a current asset in the consolidated balance sheets.

Write-downs to estimated net realizable value are charged to cost of goods sold. Many factors influence the market prices for REOs and, in the absence of established prices contained in customer contracts, management uses an independent pricing source to evaluate market prices for REOs at the end of each quarter. For the three months ended September 30, 2010 and 2009, the Company recognized write-downs of $0.6 million and $2.3 million, respectively, as a result of production costs in excess of certain REO market prices. For the nine months ended September 30, 2010 and 2009, and cumulatively for the period from June 12, 2008 (Inception) through September 30, 2010, the Company recognized write-downs of $1.6 million, $7.5 million and $20.1 million, respectively, as a result of production costs in excess of certain REO market prices.

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

The Company evaluates the carrying value of materials and supply inventories each quarter giving consideration to slow-moving items, obsolescence, excessive levels, and other factors and recognizes related write-downs as necessary.

At September 30, 2010 and December 31, 2009, inventory consisted of the following (in thousands):

	September 30,	December 31,
	2010	2009

Current:
Work in process	$5,994	$4,797
Finished goods	5,700	2,685
Materials and supplies	1,578	1,063

Total current	$13,272	$8,545

Long-term:
Concentrate stockpiles	$8,617	$11,844
Finished goods	145	246

Total long-term	$8,762	$12,090

(e)	Deposits

Deposits consists of $18.2 million held in an escrow account as collateral for surety bonds related to the Company’s reclamation obligations and $2.0 million held in an escrow account under a long-term vendor contract.

(f)	Property, Plant and Equipment, net

Property, plant and equipment associated with the acquisition of the Mountain Pass facility was recorded at estimated fair value as of the acquisition date. Expenditures for new property, plant and equipment and improvements that extend the useful life or functionality of the asset are capitalized. The Company capitalized $7.2 million and $1.7 million in plant modernization costs for the three months ended September 30, 2010 and 2009, respectively, and $15.6 million and $5.1 million in plant modernization costs in the nine months ended September 30, 2010 and 2009, respectively.

Mineral properties at September 30, 2010 and December 31, 2009 represent the purchase price allocated to mineral resources associated with the Mountain Pass facility. The Company will begin to amortize such mineral properties using the units of production method over estimated proven and probable reserves once mining operations resume, which is currently expected to occur in late 2011.

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

At September 30, 2010 and December 31, 2009, property, plant and equipment consisted of the following (in thousands):

	September 30,	December 31,
	2010	2009

Land	$800	$800
Land improvements (15 years)	15,415	17,954
Buildings and improvements (4 to 27 years)	8,458	8,458
Plant and equipment (2 to 12 years)	20,357	12,065
Vehicles (7 years)	1,078	1,023
Computer software (3 years)	1,207	1,116
Furniture and fixtures (3 years)	42	41
Construction in progress	13,761	6,506
Mineral properties	23,138	23,138

Property, plant and equipment at cost	84,256	71,101
Less accumulated depreciation	(8,753)	(4,749)

Property, plant and equipment, net	$75,503	$66,352

In accordance with Accounting Standards Codification (“ASC”) 360, Property Plant and Equipment, long-lived assets such as property, plant and equipment, mineral properties and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

In connection with an updated asset retirement obligation analysis prepared as of June 30, 2010, the Company determined that its asset retirement obligation was overstated by approximately $2.5 million as a result of not reducing its prior estimate for costs of soil remediation performed prior to the Company’s acquisition of the Mountain Pass facility. As the depreciation of the overstated asset retirement costs and accretion of the asset retirement obligation had an immaterial impact on the Company’s net loss for all periods previously presented and cumulatively since inception, the Company reduced its asset retirement cost asset and asset retirement obligation by approximately $2.5 million effective April 1, 2010.

(g)	Intangible Asset

The Company acquired its trade name in connection with the Mountain Pass facility acquisition. Amortization is provided using the straight-line method based on an estimated useful life of 12 years. Amortization expense for each of the three months ended September 30, 2010 and 2009 was approximately $16,000. Amortization expense for the nine months ended September 30, 2010 and 2009, and cumulatively for the period from June 12, 2008 (Inception) through September 30, 2010 was approximately $49,000, $49,000 and $131,000, respectively. Amortization expense is estimated to be $65,000 annually for the remaining useful life.

(h)	Investment in Joint Venture

In connection with the Mountain Pass facility acquisition, the Company acquired a one-third interest in a joint venture with Sumitomo Metals Industries, Ltd. of Japan (“Sumitomo”) called Sumikin Molycorp. The Company disposed of its interest in the joint venture to Sumitomo on July 9, 2009 for cash consideration of $9.7 million and recognized no gain.

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(i)	Accrued Expenses

Accrued expenses at September 30, 2010 and December 31, 2009 consisted of the following (in thousands):

	September 30,	December 31,
	2010	2009

Waste disposal	$157	$1,500
Completion bonus	—	1,445
Defined contribution plan	683	988
Other	1,350	2,030

Total accrued expenses	$2,190	$5,963

(j)	Asset Retirement Obligation

The Company accounts for reclamation costs, along with other costs related to the closure of the Mountain Pass facility, in accordance with ASC 410-20, Asset Retirement Obligations. This standard requires the Company to recognize asset retirement obligations at estimated fair value in the period in which the obligation is incurred. The Company recognized an asset retirement obligation and corresponding asset retirement cost of $13.3 million in connection with the Mountain Pass facility acquisition. The liability was initially measured at fair value and is subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows.

In connection with an updated asset retirement obligation analysis prepared as of June 30, 2010, the Company determined that its asset retirement obligation was overstated by approximately $2.5 million as a result of not reducing its prior estimate for costs of soil remediation performed prior to the Company’s acquisition of the Mountain Pass facility. Because the depreciation of the overstated asset retirement costs and accretion of the asset retirement obligation had an immaterial impact on the Company’s net loss for all periods previously presented and cumulatively since inception, the Company reduced its asset retirement cost asset and asset retirement obligation by approximately $2.5 million effective April 1, 2010. The asset retirement cost was capitalized as part of the carrying amount of the related long-lived assets and is being depreciated over the assets’ remaining useful lives. Depreciation expense associated with the asset retirement cost was $0.3 million for each of the three months ended September 30, 2010 and 2009. Depreciation expense associated with the asset retirement cost was $0.8 million, $0.9 million and $2.3 million for the nine months ended September 30, 2010 and 2009, and cumulatively for the period from June 12, 2008 (Inception) through September 30, 2010, respectively. The following table presents the activity in our asset retirement obligation (in thousands):

	Nine Months	Year
	Ended	Ended
	September 30, 2010	December 31, 2009

Balance at beginning of period	$14,202	$13,583
Obligations settled	(507)	(387)
Accretion expense	695	1,006
Revision in estimated cash flows	(2,540)	—

Balance at end of period	$11,850	$14,202

The Company is required to provide the applicable governmental agencies with financial assurances relating to its closure and reclamation obligations. At September 30, 2010, the Company had financial

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

assurance requirements of $27.4 million that were satisfied with surety bonds secured by cash held in escrow, which the Company has placed with California state and regional agencies.

(k)	Income Taxes

Prior to the Corporate Reorganization, the taxable income and losses of Molycorp, LLC were reported on the income tax returns of its members. Molycorp, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. Molycorp recognizes income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Molycorp records a valuation allowance if, based on available information, it is deemed more likely than not that its deferred income tax assets will not be realized in full. As of September 30, 2010, the Company’s net loss of $33.4 million since the Corporate Reorganization included $21.7 million in stock-based compensation expense, which is a permanent difference between its losses for financial reporting and income tax purposes. Molycorp has generated a net deferred income tax benefit of $4.8 million as of September 30, 2010. However, as realization of these tax benefits is not assured, we have established a full valuation allowance against the net deferred tax assets.

(l)	Stockholders’ Equity

Stockholders’ interests are represented by 82,253,700 and 44,998,185 shares of the Company’s common stock and Class A common stock at September 30, 2010 and December 31, 2009, respectively. Paid-in capital in the consolidated balance sheets represents amounts paid by stockholders or interests earned under certain stock compensation agreements. For the nine months ended September 30, 2010, the Company received contributions from its stockholders totaling $15.0 million in exchange for 5,767,670 shares of Class A common stock prior to the completion of the IPO. At the time of the IPO, an aggregate of 50,892,260 shares of Class A common stock were automatically converted into an aggregate of 50,892,260 shares of common stock. The Company also received net proceeds of $378.6 million after underwriter discounts and commissions and offering expenses paid by Molycorp, Inc. in exchange for 29,128,700 shares of common stock. An additional 2,232,740 common shares were issued in exchange for shares of Class B common stock held by certain employees and independent directors pursuant to incentive awards effective November 1, 2009. The Company recognized $21.7 million in stock-based compensation expense related to these awards for the nine months ended September 30, 2010.

(m)	Earnings (loss) per Share

Basic (loss) per share is computed by dividing the Company’s net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted (loss) per share reflects the dilutive impact of unvested restricted shares of common stock in the weighted average number of common shares outstanding during the period, if dilutive. For this purpose, the “treasury stock method” and “if converted method,” as applicable, are used for the assumed proceeds upon the exercise of common stock equivalents at the average selling prices of the shares during the year. As of September 30, 2010, there were 744,246 unvested shares of common stock outstanding. As of September 30, 2009, there were vested options outstanding for the purchase of 126,405 shares of Class A common stock. All outstanding shares as of September 30, 2010 and 2009 were antidilutive in nature; consequently, the Company does not have any adjustments between earnings per share and diluted earnings per share.

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(n)	Comprehensive income (loss)

The Company does not have any items entering into the determination of comprehensive income (loss) other than net income (loss) for the three-month and nine-month periods ended September 30, 2010 and 2009.

(5)	Commitments and Contingencies

(a)	Self Insurance

The Company is self-insured for employee healthcare costs, subject to a related stop-loss agreement with an insurance company. The Company’s accrued liability associated with this obligation was $0.1 million at September 30, 2010 and December 31, 2009.

(b)	Future Lease Commitments

The Company has certain operating leases for office space, land and certain equipment. The remaining annual minimum lease payments as of September 30, 2010 were $0.1 million for the remainder of 2010, $0.3 million for 2011 and $0.2 million each year thereafter until the year ended December 31, 2016.

On September 30, 2010, the Company entered into a natural gas transportation lease agreement with Kern River Gas Transmission Company under which Molycorp agreed, subject to certain conditions, to make payments totalling $5.2 million per year ($0.43 million per month) for 10 years beginning April 2012 to Kern River in exchange for the designing, permitting, constructing, operating, and maintaining of facilities necessary to provide natural gas to the power generation facility under construction at the Mountain Pass location.

(c)	Completion Bonus

In connection with the Mountain Pass facility acquisition, the Company assumed a $0.4 million obligation related to a completion bonus payable to union employees who worked on the NFL pilot processing development project. Under the terms of the related labor agreement, eligible employees were entitled to a bonus of 40 hours of pay at the employee’s base rate for every month spent on the project, regardless of the number of hours worked. The Company recognized the related costs associated with this bonus as employees worked on the project. At December 31, 2009, the accrued completion bonus was $1.4 million. The accrued completion bonus was paid in March 2010.

(d)	Labor Contract

Certain Mountain Pass facility employees are covered by a collective bargaining agreement with the United Steelworkers of America, which expires on March 15, 2012. At September 30, 2010, 71 employees, or approximately 56% of the Company’s workforce, were covered by this collective bargaining agreement.

(e)	Reclamation Surety Bonds

At September 30, 2010, Molycorp had placed $27.4 million of surety bonds with California state and regional agencies to secure its Mountain Pass facility closure and reclamation obligations.

(f)	Insurance Premium Financing Agreement

At September 30, 2010, Molycorp was a party to a short-term premium financing agreement related to its property insurance policies. The unpaid principal balance of $0.1 million is included in accrued expenses in the consolidated balance sheet. The agreement requires monthly principal and interest payments of approximately $42,000 through November 2010.

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(g)	Licenses and Permits

The Company is subject to numerous and detailed federal, state and local environmental laws, regulations and permits including health and safety, environmental, and air quality. The Company must obtain a number of additional permits in order to complete the plant modernization and expansion. The Company is subject to strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with the current permits, and the Company anticipates additional conditions, requirements and obligations associated with the additional permits required for future operations, including the modernization and expansion of the Mountain Pass facility. Certain conditions could be imposed in order to obtain the required permits including requirements to conduct additional environmental studies and collect and present data to government authorities pertaining to the potential impact of current and future operations upon the environment. Accordingly, the required permits may not be issued, maintained or renewed in a timely fashion if at all, or may be issued or renewed upon conditions that restrict the Company’s ability to conduct its operations economically. Any failure, significant delay or significant change in conditions that is required to obtain, maintain or renew permits, could have a material adverse effect on the Company’s business, results of operations and financial condition.

(6)	Stock-Based Compensation

Molycorp accounts for stock-based compensation based upon the fair value of the awards at the time of grant. The expense associated with such awards is recognized over the service period associated with each issuance. There are no performance conditions associated with these awards.

The Company issued an option to its Chief Executive Officer on April 10, 2009 for the purchase of 145,214 shares of Company common stock (giving effect to the Corporate Reorganization and the conversion of Class A common stock into common stock in connection with the IPO). The option vested, and the related expense of approximately $241,000 was recognized on the date of grant. At December 31, 2009, there were vested options outstanding for the purchase of 124,468 shares of common stock with a stated exercise price of $2.41 per share. On February 1, 2010, the remaining options were exercised.

Effective November 1, 2009, 5,880,000 incentive shares of Molycorp Minerals, LLC were issued to certain employees and independent directors of the Company. At the time of issuance, due to Molycorp Minerals, LLC’s option to repurchase vested shares of terminated participants at a price other than fair value, these incentive shares were classified as liabilities and were valued at zero using the intrinsic value method. On April 15, 2010, all holders of incentive shares contributed their incentive shares to Molycorp, Inc. in exchange for 3,012,420 shares of Class B common stock of Molycorp, Inc., 1,004,140 shares of which vested immediately with an additional 1,004,140 shares vesting on September 30, 2010 and the remaining 1,004,140 shares vesting on September 30, 2011. The shares of Class B common stock were non-transferable and the Company had the right to repurchase vested shares upon the termination of employment for any reason.

The shares of Class B common stock automatically converted into shares of common stock, based on a conversion factor, immediately prior to completion of the IPO. On August 3, 2010, Molycorp completed an IPO of common stock at an offering price of $14.00 a share, at which time the shares of Class B common stock were converted into 2,232,740 shares of common stock, 744,247 of which remained vested with the remaining 1,488,493 vesting over a period of six months following the IPO. Stock-based compensation associated with these shares was approximately $6.5 million and $21.7 million for the three-month and nine-month periods ended September 30, 2010, respectively.

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(7)	Concentrations

(a)	Limited Number of Products

The Company’s current operations are limited primarily to the production and sale of REOs from stockpiled concentrates and the Company does not have the capability to significantly alter its product mix prior to completing the modernization and expansion of the Mountain Pass facility and the restart of mining operations. The percentages of sales for our most significant products, which are calculated as gross sales less freight costs, for the three and nine month periods ended September 30, 2010 and 2009, were approximately as follows:

	Three Months	Nine Months
	Ended	Ended
	September 30	September 30

2010
Didymium Oxide	31%	20%
Lanthanum Oxide	18%	18%
Ceric Hydrate	18%	11%
Lanthanum Chlorohydrate	15%	9%
Lanthanum Concentrate	8%	32%
2009
Lanthanum Concentrate	85%	78%
Lanthanum Oxide	4%	12%

(b)	Limited Number of Customers

There is a limited market for the REOs currently produced by the Company from stockpiled concentrates. The percentages of sales, which are calculated as gross sales less freight costs, to the Company’s largest customers, for the three and nine month periods ended September 30, 2010 and 2009, were approximately as follows:

	Three Months	Nine Months
	Ended	Ended
	September 30	September 30

2010
W.R. Grace & Co. - Conn.	23%	43%
Shin-Etsu Chemical Co.	22%	15%
Corporation Unimetals U.S.A.	18%	11%
3M Company	17%	15%
2009
W.R. Grace & Co. - Conn.	30%	21%
Albemarle Corporation	54%	57%

(c)	Single Geographic Location

Currently, the Company’s only mining and production facility is the Mountain Pass facility, and the Company’s viability is based on the successful modernization and expansion of its operations. The deterioration or destruction of any part of the Mountain Pass facility, or legal restrictions related to current or anticipated operations at the Mountain Pass facility, may significantly hinder the Company’s ability to reach or maintain full planned production rates within the expected time frame, if at all.

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

(8)	Related-Party Transactions

In February 2009, certain of the Company’s stockholders incurred certain costs in providing letters of credit and/or cash collateral to secure the surety bonds issued for the benefit of certain regulatory agencies relating to the Company’s Mountain Pass facility closure and reclamation obligations. The total amount of collateral provided by stockholders was $18.2 million. Under the terms of the agreement with its stockholders, the Company agreed to pay each such stockholder a 5% annual return on the amount of collateral provided, and the stockholders were entitled to receive quarterly payments, delayed payments, or payments-in-kind. In September 2010, the Company issued its own cash collateral in the amount of $18.2 million in replacement of the letters of credit and cash collateral provided by the stockholders. The Company paid fees due to stockholders in the amount of $0.8 million in September 2010. During each of the three months ended September 30, 2010 and 2009, the Company recognized approximately $0.5 million in compensation expense to stockholders under this agreement. During the nine months ended September 30, 2010 and 2009, the Company recognized approximately $0.4 million and $0.8 million, respectively, in compensation to the stockholders under this agreement, which is included in selling, general and administrative expense in the consolidated statements of operations. Accrued expenses in the consolidated balance sheets included payables to stockholders totaling zero and $0.6 million at September 30, 2010 and December 31, 2009, respectively, relating to these agreements.

In June 2010, the Company entered into a transaction with Traxys North America LLC (“Traxys”), the parent of one of our stockholders, TNA Moly Group, LLC, under which it borrowed approximately $5.0 million, secured by certain product inventories. Borrowings under this agreement required an initial interest rate of 6% based on three-month LIBOR plus a margin, which is subject to adjustment every three months. No adjustments have been made to the interest rate since the agreement was signed. At September 30, 2010, interest payable associated with the agreement totaled approximately $89,000. Principal and interest under this agreement are payable from revenue generated from sales of the product inventories. During the third quarter, both parties agreed that 50% of all didymium oxide sales will be subject to this agreement.

During the quarter ended September 30, 2010, the Company and Traxys jointly marketed and sold certain lanthanum oxide, cerium oxide and erbium oxide products. Per the terms of this arrangement, the Company and Traxys split gross margin equally once all costs associated with the sale have been recovered by both parties. As a result of this arrangement, the Company purchased 134 thousand pounds of lanthanum oxide from Traxys for $1.2 million and approximately 12,000 pounds of cerium oxide for approximately $121,000 during the three months ended September 30, 2010. The Company purchased approximately 332,000 pounds of lanthanum oxide from Traxys for $1.7 million and approximately 20,000 pounds of cerium oxide for approximately $146,000 over the nine months ended September 30, 2010. The Company recorded a receivable from Traxys of approximately $14,000 related to the final settlement on sales of erbium oxide and cerium oxide at September 30, 2010. Related party payable associated with product purchases was $1.3 million at September 30, 2010.

(9)	Subsequent Events

(a)	Capital Expenditures

Our total anticipated project cost through 2012 to restart mining operations, construct and refurbish processing facilities and other infrastructure at the Mountain Pass facility and to expand into the production of metals and alloys was increased to $531 million, a $20 million increase over the previous estimate of $511 million. This $20 million increase is due to the increased scope of the project including the acceleration of the construction of the new crushing and milling facility and other design changes to allow a faster conversion to 40,000 tons per year than would otherwise have been possible. On November 4, 2010, Molycorp’s Board of Directors approved an expanded budget (excluding capitalized interest) of $496 million

MOLYCORP, INC.

(A Company in the Development Stage)
Notes to Condensed Consolidated Financial Statements — (Continued)

of the $531 million total, for the Company’s modernization project at its Mountain Pass facility. We anticipate spending roughly $26 million of the total budgeted amount as of December 31, 2010 and we anticipate spending an additional $245 million and $225 million as of December 31, 2011 and 2012, respectively. Under the approved plan, the crusher and milling facilities will not be refurbished, as anticipated under the previous expenditure plan; rather, the Company will accelerate the construction of the new crushing and milling facility. As a result of this change, we expect to recognize an impairment equal to the $1.8 million remaining book value of the current mill and crusher facilities as of November 4, 2010.

(b)	Stock-Based Compensation

On November 4, 2010, the Compensation Committee of the Board of Directors of the Company approved the grant of shares of restricted stock, with a three-year vesting period, to certain executive officers and a director of the Company. The following table sets forth the number of shares of restricted stock granted to these officers and the director.

Number of Shares of
Restricted Stock

Russell D. Ball — Director	7,500
Mark A. Smith — President and CEO	6,000
James S. Allen — CFO and Treasurer	18,000
John F. Ashburn, Jr. — EVP and General Counsel	3,000
John L. Burba — EVP and CTO	3,000

          Shares

Molycorp, Inc.

Common Stock

PROSPECTUS

Joint Book-Running Managers

J.P. Morgan
Morgan Stanley

The information in this prospectus is not complete and may be changed. We may not sell securities under this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell any securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
Prospectus Dated January 24, 2011

PROSPECTUS

           Shares

Molycorp, Inc.

     % Series A Convertible Preferred Stock

We are offering           shares of our     % Series A Convertible Preferred Stock, $0.001 par value per share, which we refer to in this prospectus as our mandatory convertible preferred stock.

Dividends on our mandatory convertible preferred stock will be payable on a cumulative basis when, as and if declared by our Board of Directors, or an authorized committee of our Board of Directors, at an annual rate of     % on the liquidation preference of $100 per share. We may pay declared dividends in cash or, subject to certain limitations, in shares of our common stock, par value $0.001 per share, or in any combination of cash and common stock on February   , May   , August    and November    of each year, commencing on May   , 2011 and to, and including,          , 2014.

Each share of our mandatory convertible preferred stock will automatically convert on          , 2014 into between           and           shares of our common stock, subject to anti-dilution adjustments. The number of shares of our common stock issuable on conversion will be determined based on the average VWAP (as defined herein) of our common stock over the 20 trading day period ending on, and including, the third trading day prior to the mandatory conversion date. At any time prior to          , 2014, holders may elect to convert each share of our mandatory convertible preferred stock into shares of common stock at the minimum conversion rate of           shares of common stock per share of mandatory convertible preferred stock, subject to anti-dilution adjustments. If you elect to convert any shares of mandatory convertible preferred stock during a specified period beginning on the effective date of a fundamental change (as described herein), the conversion rate will be adjusted under certain circumstances and you will also be entitled to a fundamental change dividend make-whole amount (as described herein).

Concurrently with this offering, selling stockholders are also making a public offering of           shares of our common stock. The common stock will be offered pursuant to a separate prospectus. The public offering price of our common stock is $      per share. In that offering, the selling stockholders have granted the underwriters of that offering an option to purchase up to an additional           shares of common stock to cover over-allotments. The closing of our offering of our mandatory convertible preferred stock is not conditioned upon the closing of the offering of our common stock by the selling stockholders, and the closing of the offering of common stock is not conditioned upon the closing of this offering of our mandatory convertible preferred stock.

Prior to this offering, there has been no public market for our mandatory convertible preferred stock. We will apply to list our mandatory convertible preferred stock on the New York Stock Exchange. Our common stock is listed on the New York Stock Exchange under the symbol “MCP.”

Investing in our mandatory convertible preferred stock involves risks. See “Risk Factors” beginning on page    of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Molycorp, Inc.	$	$

We have granted the underwriters an option to purchase up to an additional           shares of mandatory convertible preferred stock to cover over-allotments, if any, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our mandatory convertible preferred stock to investors on or about          , 2011.

J.P. Morgan	Morgan Stanley

Prospectus dated          , 2011.

The Offering

The summary below describes the principal terms of the mandatory convertible preferred stock. Certain of the terms and conditions described below are subject to important limitations and exceptions. Refer to the section of this prospectus entitled “Description of Mandatory Convertible Preferred Stock” for a more detailed description of the terms of the mandatory convertible preferred stock. As used in this section, the terms “Molycorp,” “us,” “we,” or “our” refer to Molycorp, Inc. and not any of its subsidiaries.

Concurrently with this offering of our mandatory convertible preferred stock, selling stockholders are offering shares of our common stock. The closing of this offering of mandatory convertible preferred stock is not conditioned upon the closing of the offering of our common stock by the selling stockholders, and the closing of the offering of common stock is not conditioned upon the closing of this offering of mandatory convertible preferred stock.

Securities we are offering	shares of % Series A Convertible Preferred Stock, $0.001 par value per share, which we refer to in this prospectus as our mandatory convertible preferred stock.

Public offering price	$100 per share of mandatory convertible preferred stock.

Underwriters’ option	We have granted the underwriters a 30-day option to purchase up to additional shares of our mandatory convertible preferred stock to cover over-allotments, if any, at the public offering price, less the underwriting discount.

Dividends	% of the liquidation preference of $100 per share of our mandatory convertible preferred stock per year. Dividends will accumulate from the first original issue date and, to the extent that we are legally permitted to pay dividends and our Board of Directors or an authorized committee thereof declares a dividend payable with respect to our mandatory convertible preferred stock, we will pay such dividends in cash, or, subject to certain limitations, by delivery of shares of our common stock or through any combination of cash and shares of our common stock, as determined by us in our sole discretion; provided that any unpaid dividends will continue to accumulate. Dividends that are declared will be payable on the dividend payment dates (as described below) to holders of record on the immediately preceding January , April , July and October (each a “record date”), whether or not such holders convert their shares, or such shares are automatically converted, after a record date and on or prior to the immediately succeeding dividend payment date. The expected dividend payable on the first dividend payment date is approximately $ per share. Each subsequent dividend is expected to be approximately $ per share. See “Description of Mandatory Convertible Preferred Stock — Dividends.”

If we elect to make any such payment of a declared dividend, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose at the average VWAP per share (as defined under “Description of Mandatory Convertible Preferred Stock — Definitions”), of our common stock over the five consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the “five-day average price”), multiplied by 97%. Notwithstanding the foregoing, in no event will the number of shares of our common stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $ , which amount represents approximately 35% of the initial price (as defined below), subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each fixed conversion rate (such dollar amount, as adjusted, the “floor price”). To the extent that the amount of the declared dividend exceeds the product of the number of shares of common stock delivered in connection with such declared dividend and 97% of the five-day average price, we will, if we are legally able to do so, notwithstanding any notice by us to the contrary, pay such excess amount in cash.

The initial price is $ , which equals the price at which the selling stockholders initially offered our common stock to the public in the concurrent offering of our common stock.

Dividend payment dates	February , May , August and November of each year, commencing on May , 2011 and to, and including, the mandatory conversion date.

Redemption	Our mandatory convertible preferred stock is not redeemable.

Mandatory conversion date	, 2014.

Mandatory conversion	On the mandatory conversion date, each share of our mandatory convertible preferred stock, unless previously converted, will automatically convert into a number of shares of our common stock equal to the conversion rate as described below.

If we declare a dividend for the dividend period ending on the mandatory conversion date, we will pay such dividend to the holders of record on the applicable record date, as described above. If, on or prior to the record date immediately preceding the mandatory conversion date, we have not declared all or any portion of the accumulated and unpaid dividends on the mandatory convertible preferred stock, the conversion rate will be adjusted so that holders receive an additional number of shares of common stock equal to the amount of accumulated and unpaid dividends that have not been declared (the “additional conversion amount”) divided by the greater of the floor price and 97% of the five-day average price. To the extent that the additional conversion amount exceeds the product of the number of additional shares and 97% of the five-day average price, we will, if we are legally able to do so, declare and pay such excess amount in cash.

Conversion rate	Upon conversion on the mandatory conversion date, the conversion rate for each share of our mandatory convertible preferred stock will be not more than shares of common stock and not less than shares of common stock, depending on the applicable market value of our common stock, as described below and subject to certain anti-dilution adjustments.

The “applicable market value” of our common stock is the average VWAP per share of our common stock over the 20 consecutive trading day period ending on, and including, the third trading day immediately preceding the mandatory conversion date. The conversion rate will be calculated as described under “Description of Mandatory Convertible Preferred Stock — Mandatory Conversion,” and the following table illustrates the conversion rate per share of our mandatory convertible preferred stock, subject to certain anti-dilution adjustments.

Applicable market value of our common stock	Conversion rate (number of shares of common stock issuable upon conversion of each share of mandatory convertible preferred stock on the mandatory conversion date)

Greater than $	shares
Equal to or less than $ but greater than or equal to $	Between and , determined by dividing $100 by the applicable market value
Less than $	shares

Conversion at the option of the holder	Other than during a fundamental change conversion period (as defined below), at any time prior to , 2014, you may elect to convert your shares of mandatory convertible preferred stock in whole or in part at the minimum conversion rate of shares of common stock per share of mandatory convertible preferred stock as described under “Description of Mandatory Convertible Preferred Stock — Conversion at the Option of the Holder.” This minimum conversion rate is subject to certain anti-dilution adjustments.

If, as of the effective date of any early conversion (the “early conversion date”), we have not declared all or any portion of the accumulated and unpaid dividends for all dividend periods ending prior to such early conversion date, the conversion rate will be adjusted so that converting holders receive an additional number of shares of common stock equal to such amount of accumulated and unpaid dividends that have not been declared for such dividend periods (the “early conversion additional conversion amount”), divided by the greater of the floor price and the average VWAP per share of our common stock over the 20 consecutive trading day period ending on, and including, the third trading day immediately preceding the early conversion date (the “early conversion average price”). To the extent that the early conversion additional conversion amount exceeds the product of the number of additional shares and the early conversion average price, we will not have any obligation to pay the shortfall in cash.

Conversion at the option of the holder upon a fundamental change; fundamental change dividend make-whole amount	If a fundamental change (as defined under “Description of Mandatory Convertible Preferred Stock— Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”) occurs on or prior to , 2014, holders of the mandatory convertible preferred stock will have the right to convert their shares of mandatory convertible preferred stock, in whole or in part, into shares of common stock at the “fundamental change conversion rate” during the period beginning on the effective date of such fundamental change and ending on the date that is 20 calendar days after the effective date (or, if earlier, the mandatory conversion date). The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price paid (or deemed paid) per share of our common stock in such fundamental change. Holders who convert shares of our mandatory convertible preferred stock within that timeframe will also receive: (1) a fundamental change dividend make-whole amount equal to the present value (calculated using a discount rate of % per annum) of all dividend payments on such shares (excluding any accumulated and unpaid dividends for any dividend period prior to the effective date of the fundamental change, including for the dividend period, if any, from the dividend payment date immediately preceding the effective date to but excluding the effective date (collectively, the “accumulated dividend amount”)) for all the remaining full dividend periods and for the partial dividend period from and including the effective date to but excluding the next dividend payment date (the “fundamental change dividend make-whole amount”); and (2) to the extent that there is any accumulated dividend amount, the accumulated dividend amount, in the case of clauses (1) and (2), subject to our right to deliver shares of our common stock in lieu of all or part of such amounts; provided that if the effective date falls after a record date and prior to the next dividend payment date, the dividend for the relevant dividend period will be paid on such dividend payment date to the holders as of such record date, and will not be included in the accumulated dividend amount, and the fundamental change dividend make-whole amount will not include the present value of the payment of such dividend.

If we elect to make any such payment of the fundamental change dividend make-whole amount or the accumulated dividend amount, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose at 97% of the price paid (or deemed paid) per share of our common stock in the fundamental change. Notwithstanding the foregoing, in no event will the number of shares of our common stock delivered in connection with the fundamental change dividend make-whole amount and the accumulated dividend amount, in the aggregate, exceed a number equal to the sum of such amounts (the “additional fundamental change amount”), divided by the greater of the floor price and 97% of the price paid (or deemed paid) per share of our common stock in the fundamental change. To the extent that the additional fundamental change amount exceeds the product of the number of shares of common stock delivered in respect of such additional fundamental change amount and 97% of the price paid (or deemed paid) per share of our common stock in the fundamental change, we will, if we are legally able to do so, notwithstanding any notice by us to the contrary, pay such excess amount in cash. See “Description of Mandatory Convertible Preferred Stock —

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount.”

Anti-dilution adjustments	The conversion rate may be adjusted in the event of, among other things: (1) stock dividends or distributions; (2) certain distributions to holders of our common stock of rights or warrants to purchase our common stock; (3) subdivisions or combinations of our common stock; (4) certain distributions to holders of our common stock of evidences of our indebtedness, shares of capital stock, securities, rights to acquire our capital stock, cash or other assets; (5) distributions to holders of our common stock of cash; and (6) certain tender or exchange offers by us or one of our subsidiaries for our common stock, in each case subject to certain exceptions. See “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.”

Liquidation preference	$100 per share of mandatory convertible preferred stock.

Voting rights	Except as specifically required by Delaware law or our Amended and Restated Certificate of Incorporation, which will include the certificate of designations for the mandatory convertible preferred stock, the holders of mandatory convertible preferred stock will have no voting rights.

Whenever dividends on shares of mandatory convertible preferred stock have not been declared and paid for six or more dividend periods, whether or not consecutive, the holders of mandatory convertible preferred stock, voting together as a single class with holders of all other preferred stock of equal rank having similar voting rights, will be entitled at our next special or annual meeting of stockholders to vote for the election of a total of two additional members of our Board of Directors, subject to applicable exchange listing rules.

We will not, without the affirmative vote or consent of holders of at least two-thirds of the outstanding shares of mandatory convertible preferred stock and all other preferred stock of equal rank having similar voting rights, voting together as a single class (1) authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to the mandatory convertible preferred stock; (2) amend, alter or repeal the provisions of our Amended and Restated Certificate of Incorporation so as to adversely affect the special rights, preferences, privileges and voting powers of the mandatory convertible preferred stock; or (3) consummate a binding share exchange or reclassification involving shares of mandatory preferred stock or a merger or consolidation of us with another entity, in each case subject to certain exceptions.

See “Description of Mandatory Convertible Preferred Stock — Voting Rights.”

Ranking	The mandatory convertible preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

• senior to all of our common stock and to each other class of capital stock or series of preferred stock issued in the future unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the mandatory convertible preferred stock;

• on a parity with any class of capital stock or series of preferred stock issued in the future the terms of which expressly provide that it will rank on a parity with the mandatory convertible preferred stock;

• junior to each class of capital stock or series of preferred stock issued in the future the terms of which expressly provide that such capital stock or preferred stock will rank senior to the mandatory convertible preferred stock; and

• junior to all of our existing and future indebtedness.

At September 30, 2010, we had total outstanding debt of approximately $5.0 million and no outstanding shares of preferred stock.

In addition, the mandatory convertible preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, will be structurally subordinated to existing and future indebtedness of our subsidiaries as well as the capital stock of our subsidiaries held by third parties.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ (or approximately $ if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from the concurrent offering of our mandatory preferred stock to fund our initial modernization and expansion plan and our capacity expansion plan.

We will not receive any proceeds from the sale of our common stock by the selling stockholders in the concurrent offering. See “Use of Proceeds.”

Material U.S. federal tax consequences	The material U.S. federal income tax consequences of purchasing, owning and disposing of the mandatory convertible preferred stock and any common stock received upon its conversion are described in “Material U.S. Federal Income Tax Consequences.”

Listing	We will apply to list our mandatory convertible preferred stock on the New York Stock Exchange. Our common stock is listed on the New York Stock Exchange under the symbol “MCP.”

Concurrent common stock offering	Concurrently with this offering of mandatory convertible preferred stock, the selling stockholders are making a public offering of shares of our common stock. In that offering, the selling stockholders have granted the underwriters of that offering a

30-day option to purchase up to an additional shares of common stock to cover over-allotments, if any. The closing of this offering of mandatory convertible preferred stock is not conditioned upon the closing of the offering of our common stock by the selling stockholders, and the closing of the offering of common stock is not conditioned upon the closing of this offering of mandatory convertible preferred stock.

Transfer agent and registrar	Computershare Trust Company, N.A. is the transfer agent and registrar for the mandatory convertible preferred stock.

Risk factors	See “Risk Factors” beginning on page of this prospectus for a discussion of risks you should carefully consider before deciding to invest in our mandatory convertible preferred stock.

As of January 20, 2011, 82,300,757 shares of common stock were outstanding.

Unless otherwise indicated, all information in this prospectus reflects or assumes:

•	the retroactive adjustment of a 38.23435373-for-one stock split with respect to shares of our Class A common stock and Class B common stock effective on July 9, 2010;

•	the conversion of all of our Class A common stock and Class B common stock into an aggregate of 53,125,000 shares of common stock immediately prior to the consummation of our initial public offering as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	the exclusion of shares of common stock expected to be issued to Sumitomo, subject to the finalization of definitive agreements; and

•	the exclusion of 4,065,628 shares of common stock authorized and reserved for future issuance under our stock incentive plan. See “Management — Compensation Discussion and Analysis — Molycorp, Inc. 2010 Equity and Performance Incentive Plan.”

The number of shares of common stock that will be outstanding after this offering also excludes up to shares of our common stock (up to           shares if the underwriters in this offering of mandatory convertible preferred stock exercise their over-allotment option in full), in each case subject to anti-dilution, make-whole and other adjustments, that would be issuable upon conversion of shares of mandatory convertible preferred stock issued in this offering.

Risks Related to Ownership of Our Mandatory Convertible Preferred Stock

You will bear the risk of a decline in the market price of our common stock between the pricing date for the mandatory convertible preferred stock and the mandatory conversion date.

The number of shares of our common stock that you would receive upon mandatory conversion is not fixed, but instead will depend on the applicable market value, which is the average VWAP per share of our common stock over the 20 consecutive trading day period ending on, and including, the third trading day immediately preceding the mandatory conversion date. The aggregate market value of the shares of our common stock that you would receive upon mandatory conversion may be less than the aggregate liquidation preference of your shares of mandatory convertible preferred stock. Specifically, if the applicable market value of our common stock is less than the initial price of $          , the market value of the shares of our common stock that you would receive upon mandatory conversion of each mandatory convertible preferred stock will be less than the $100 liquidation preference, and an investment in the mandatory convertible preferred stock would result in a loss. Accordingly, you will bear the entire risk of a decline in the market price of our common stock. Any such decline could be substantial.

Purchasers of our mandatory convertible preferred stock may not realize any or all of the benefit of an increase in the market price of shares of our common stock.

The market value of each share of our common stock that you will receive upon mandatory conversion of each share of our mandatory convertible preferred stock on the mandatory conversion date will only exceed the liquidation preference of $100 per share of mandatory convertible preferred stock if the applicable market value of our common stock exceeds the threshold appreciation price of $          . The threshold appreciation price represents an appreciation of approximately     % over the initial price. If the applicable market value of our common stock exceeds the threshold appreciation price, you will receive on the mandatory conversion date approximately     % (which percentage is equal to the initial price divided by the threshold appreciation price) of the value of our common stock that you would have received if you had made a direct investment in our common stock on the date of this prospectus. This means that the opportunity for equity appreciation provided by an investment in our mandatory convertible preferred stock is less than that provided by a direct investment in shares of our common stock.

In addition, if the market value of our common stock appreciates and the applicable market value of our common stock is equal to or greater than the initial price but less than or equal to the threshold appreciation price, the aggregate market value of the shares of our common stock that you would receive upon mandatory conversion will only be equal to the aggregate liquidation preference of the mandatory convertible preferred stock, and you will realize no equity appreciation on our common stock.

The market price of our common stock, which may fluctuate significantly, will directly affect the market price for our mandatory convertible preferred stock.

We expect that generally the market price of our common stock will affect the market price of our mandatory convertible preferred stock more than any other single factor. This may result in greater volatility in the market price of the mandatory convertible preferred stock than would be expected for nonconvertible preferred stock. The market price of our common stock will likely fluctuate in response to a number of factors, including our financial condition, operating results and prospects, as well as economic, financial and other factors, such as prevailing interest rates, interest rate volatility, changes in our industry and competitors and government regulations, many of which are beyond our control. For more information regarding such factors, see the sections of this prospectus above entitled “— Risks Related to Our Business” and “— Risks Related to Ownership of Our Common Stock.”

In addition, we expect that the market price of the mandatory convertible preferred stock will be influenced by yield and interest rates in the capital markets, the time remaining to the mandatory conversion date, our creditworthiness and the occurrence of certain events affecting us that do not require an adjustment to the fixed conversion rates. Fluctuations in yield rates in particular may give rise to arbitrage opportunities based upon changes in the relative values of the mandatory convertible preferred stock and our common stock.

Any such arbitrage could, in turn, affect the market prices of our common stock and the mandatory convertible preferred stock.

Recent regulatory actions may adversely affect the trading price and liquidity of the mandatory convertible preferred stock.

We expect that many investors in, and potential purchasers of, the mandatory convertible preferred stock will employ, or seek to employ, a convertible arbitrage strategy with respect to the mandatory convertible preferred stock. Investors that employ a convertible arbitrage strategy with respect to convertible securities typically implement that strategy by selling short the common stock underlying the convertible securities and dynamically adjusting their short position while they hold the securities. As a result, any specific rules regulating short selling of securities or other governmental action that interferes with the ability of market participants to effect short sales in our common stock could adversely affect the ability of investors in, or potential purchasers of, the mandatory convertible preferred stock to conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the mandatory convertible preferred stock. This could, in turn, adversely affect the trading price and liquidity of the mandatory convertible preferred stock.

At an open meeting on February 24, 2010, the SEC adopted a new short sale price test through an amendment to Rule 201 of Regulation SHO. The amendments to Rule 201 became effective on May 10, 2010 and restrict short selling when the price of a “covered security” has triggered a “circuit breaker” by falling at least 10% in one day, at which point short sale orders can be displayed or executed only if the order price is above the current national best bid, subject to certain limited exceptions. Compliance with the amendments to Rule 201 was required by November 10, 2010. Because our common stock is a “covered security,” the new restrictions may interfere with the ability of investors in, and potential purchasers of, the mandatory convertible preferred stock, to effect short sales in our common stock and conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the mandatory convertible preferred stock.

In addition, on June 10, 2010, the SEC approved a six-month pilot (the “circuit breaker pilot”) pursuant to which several national securities exchanges and the Financial Industry Regulatory Authority, Inc. (“FINRA”) adopted rules to halt trading in securities included in the S&P 500 Index if the price of any such security moves 10% or more from a sale in a five-minute period. On September 10, 2010, the SEC approved an expansion of the circuit breaker pilot to include component securities of the Russell 1000 Index and over 300 exchange traded funds. Our common stock is not included in either the S&P 500 Index or the Russell 1000 Index and therefore is not subject to the circuit breaker pilot at this time. However, the SEC could further expand the circuit breaker pilot in the future or adopt other rules that limit trading in response to market volatility. Any such additional regulatory actions may decrease or prevent an increase in the market price and/or liquidity of our common stock and/or interfere with the ability of investors in, and potential purchasers of, the mandatory convertible preferred stock, to effect hedging transactions in or relating to our common stock and conduct the convertible arbitrage strategy that we believe they will employ, or will seek to employ, with respect to the mandatory convertible preferred stock.

Although the direction and magnitude of the effect that the amendments to Regulation SHO, the circuit breaker pilot and any additional regulations may have on the trading price and the liquidity of the mandatory convertible preferred stock will depend on a variety of factors, many of which cannot be determined at this time, past regulatory actions have had a significant impact on the trading prices and liquidity of convertible securities. For example, in September 2008, the SEC issued emergency orders generally prohibiting short sales in the common stock of a variety of financial services companies while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. The orders made the convertible arbitrage strategy that many investors in convertible securities employ difficult to execute and adversely affected both the liquidity and trading price of convertible securities issued by many of the financial services companies subject to the prohibition. Any governmental actions that restrict the ability of investors in, or potential purchasers of, the mandatory convertible preferred stock to effect short sales in our common stock or to implement hedging strategies, including the recently adopted amendments to Regulation SHO, could similarly adversely affect the trading price and the liquidity of the mandatory convertible preferred stock.

The fundamental change conversion rate and the payment of the fundamental change dividend make-whole amount upon the occurrence of certain fundamental changes may not adequately compensate you for the lost option value and lost dividends as a result of early conversion upon a fundamental change.

If a fundamental change (as defined in the section of this prospectus entitled “Description of Mandatory Convertible Preferred Stock — Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”) occurs on or prior to the mandatory conversion date, the fundamental change conversion rate will apply to the shares of mandatory convertible preferred stock converted during the fundamental change conversion period (as defined in the section of this prospectus entitled “Description of Mandatory Convertible Preferred Stock — Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”) unless the stock price is less than $      or above $      (in each case, subject to adjustment) and, with respect to those shares of mandatory convertible preferred stock converted, you will also receive, among other consideration, a fundamental change dividend make-whole amount, subject to our right to deliver shares of common stock in lieu of all or part of such amount. The number of shares to be issued upon conversion in connection with a fundamental change will be determined as described in the section of this prospectus entitled “Description of Mandatory Convertible Preferred Stock — Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount.” Although the fundamental change conversion rate and the payment of the fundamental change dividend make-whole amount are generally designed to compensate you for the lost option value of your mandatory convertible preferred stock and lost dividends as a result of converting your shares of mandatory convertible preferred stock upon a fundamental change, in some cases the fundamental change conversion rate will be less than the conversion rate that would apply upon mandatory conversion, and the fundamental change conversion rate and fundamental change dividend make-whole amount are generally only an approximation of such lost option value and lost dividends and may not adequately compensate you for your actual loss. Furthermore, our obligation to deliver a number of shares of common stock, per share of the mandatory convertible preferred stock, equal to the fundamental change conversion rate and pay the fundamental change dividend make-whole amount (whether in cash or shares of our common stock) upon a conversion during the fundamental change conversion period could be considered a penalty under state law, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The fixed conversion rates of the mandatory convertible preferred stock may not be adjusted for all dilutive events that may adversely affect the market price of the mandatory convertible preferred stock or the common stock issuable upon conversion of the mandatory convertible preferred stock.

The fixed conversion rates are subject to adjustment only for share splits and combinations, share dividends and specified other transactions. See the section of this prospectus entitled “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments” for further discussion of anti-dilution adjustments. However, other events, such as employee stock option grants or offerings of our common stock or securities convertible into common stock (other than those set forth in the section of this prospectus entitled “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments”) for cash or in connection with acquisitions, which may adversely affect the market price of our common stock, may not result in any adjustment. Further, if any of these other events adversely affects the market price of our common stock, it may also adversely affect the market price of the mandatory convertible preferred stock. In addition, the terms of our mandatory convertible preferred stock do not restrict our ability to offer common stock or securities convertible into common stock in the future or to engage in other transactions that could dilute our common stock. We have no obligation to consider the specific interests of the holders of our mandatory convertible preferred stock in engaging in any such offering or transaction.

Purchasers of our mandatory convertible preferred stock may be adversely affected upon the issuance of a new series of preferred stock ranking equally with the mandatory convertible preferred stock sold in this offering.

The terms of our mandatory convertible preferred stock will not restrict our ability to offer a new series of preferred stock that ranks equally with our mandatory convertible preferred stock as to dividend payments or liquidation preference in the future. We have no obligation to consider the specific interests of the holders of our mandatory convertible preferred stock in engaging in any such offering or transaction.

You will have no rights with respect to our common stock until you convert your mandatory convertible preferred stock, but you may be adversely affected by certain changes made with respect to our common stock.

You will have no rights with respect to our common stock, including voting rights, rights to respond to common stock tender offers, if any, and rights to receive dividends or other distributions on our common stock, if any, prior to the conversion date with respect to a conversion of your mandatory convertible preferred stock, but your investment in our mandatory convertible preferred stock may be negatively affected by these events. Upon conversion, you will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the conversion date. For example, in the event that an amendment is proposed to our Amended and Restated Certificate of Incorporation or our Bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the conversion date, you will not be entitled to vote on the amendment, unless it would adversely affect the special rights, preferences, privileges and voting powers of the mandatory convertible preferred stock, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

You will have no voting rights except under limited circumstances.

You do not have voting rights, except with respect to certain amendments to the terms of the mandatory convertible preferred stock, in the case of certain dividend arrearages, in certain other limited circumstances and except as specifically required by Delaware law. You will have no right to vote for any members of our Board of Directors except in the case of certain dividend arrearages. If dividends on any shares of the mandatory convertible preferred stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the holders of shares of mandatory convertible preferred stock, voting together as a single class with holders of any and all other classes or series of our preferred stock ranking equally with the mandatory convertible preferred stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and having similar voting rights, will be entitled to vote for the election of a total of two additional members of our Board of Directors, subject to the terms and limitations described in the section of this prospectus entitled “Description of Mandatory Convertible Preferred Stock — Voting Rights.”

Our mandatory convertible preferred stock will rank junior to all of our and our subsidiaries’ liabilities, as well as the capital stock of our subsidiaries held by third parties, in the event of a bankruptcy, liquidation or winding up of our or our subsidiaries’ assets.

In the event of a bankruptcy, liquidation or winding up, our assets will be available to make payments to holders of our mandatory convertible preferred stock only after all of our liabilities have been paid. In addition, our mandatory convertible preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries, as well as the capital stock of our subsidiaries held by third parties. Your rights to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and third party equity holders. In the event of a bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay any amounts to the holders of our mandatory convertible preferred stock then outstanding. At September 30, 2010, we had total outstanding debt of approximately $5.0 million and no outstanding shares of preferred stock.

Our ability to pay dividends on our mandatory convertible preferred stock may be limited.

Our payment of dividends on our mandatory convertible preferred stock in the future will be determined by our Board of Directors in its sole discretion and will depend on business conditions, our financial condition, earnings and liquidity, and other factors.

The agreements governing any existing or future indebtedness of ours may limit our ability to pay cash dividends on our capital stock, including the mandatory convertible preferred stock. In the event that the agreements governing any such indebtedness restrict our ability to pay dividends in cash on the mandatory convertible preferred stock, we may be unable to pay dividends in cash on the mandatory convertible preferred stock unless we can refinance the amounts outstanding under such agreements.

In addition, under Delaware law, our Board of Directors may declare dividends on our capital stock only to the extent of our statutory “surplus” (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. Further, even if we are permitted under our contractual obligations and Delaware law to pay cash dividends on the mandatory convertible preferred stock, we may not have sufficient cash to pay dividends in cash on the mandatory convertible preferred stock.

If upon (i) mandatory conversion, (ii) an early conversion at the option of a holder or (iii) an early conversion during the fundamental change conversion period, we have not declared all or any portion of the accumulated and unpaid dividends payable on the mandatory convertible preferred stock for specified periods, in the case of clauses (i) and (ii), the applicable conversion rate will be adjusted so that converting holders receive an additional number of shares of common stock having a market value generally equal to the amount of such accumulated and unpaid dividends, and in the case of clause (iii), we will pay the amount of such accumulated and unpaid dividends in cash, shares of our common stock or any combination thereof, in our sole discretion, subject to the limitations described under “Description of the Mandatory Convertible Preferred Stock — Mandatory Conversion,” “— Conversion at the Option of the Holder” and “— Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount,” respectively. In the case of mandatory conversion or conversion upon a fundamental change, if these limits to the adjustment of the conversion rate are reached, we will pay the shortfall in cash if we are legally permitted to do so. We will not have an obligation to pay the shortfall in cash if these limits to the adjustment of the conversion rate are reached in the case of an early conversion at the option of the holder.

You may be subject to tax upon an adjustment to the conversion rate of the mandatory convertible preferred stock even though you do not receive a corresponding cash distribution.

The conversion rate of the mandatory convertible preferred stock is subject to adjustment in certain circumstances. Refer to the section of this prospectus entitled “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.” If, as a result of an adjustment (or failure to make an adjustment), your proportionate interest in our assets or earnings and profits is increased, you may be deemed to have received for U.S. federal income tax purposes a taxable dividend without the receipt of any cash or property. If you are a Non-U.S. Holder (as defined in the section of this prospectus entitled “Material U.S. Federal Income Tax Consequences”), such deemed dividend generally will be subject to U.S. federal withholding tax (currently at a 30% rate, or such lower rate as may be specified by an applicable treaty), which may be set off against subsequent payments on the mandatory convertible preferred stock. Refer to the section of this prospectus entitled “Material U.S. Federal Income Tax Consequences” for a further discussion of U.S. federal tax implications for U.S. Holders (as defined therein) and Non-U.S. Holders.

An active trading market for the mandatory convertible preferred stock does not exist and may not develop.

The mandatory convertible preferred stock is a new issue of securities with no established trading market. We will apply to list our mandatory convertible preferred stock on the New York Stock Exchange. Even if the mandatory convertible preferred stock is approved for listing on the New York Stock Exchange, such listing not guarantee that a trading market for the mandatory convertible preferred stock will develop or, if a trading market for the mandatory convertible preferred stock does develop, the depth or liquidity of that market or the ability of the holders to sell the mandatory convertible preferred stock, or to sell the mandatory convertible preferred stock at a favorable price.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

June 12, 2008
(Inception)
	Through	Year Ended	Nine Months Ended
	December 31, 2008	December 31, 2009	September 30, 2010

Ratio of earnings to fixed charges	—	—	—
Ratios of earnings to combined fixed charges and preferred stock dividends	—	—	—

Fixed charges are equal to interest expense, plus the portion of rent expense estimated to represent interest. Total earnings for the period from June 12, 2008 (Inception) through December 31, 2008, for the year ended December 31, 2009 and for the nine months ended September 30, 2010 were insufficient to cover fixed charges by $14.1 million, $28.8 million and $41.3 million, respectively. There were no differences between the calculation of fixed charges and combined fixed charges. The insufficient earnings were primarily due to our net operating losses for each of the periods presented. Accordingly, such ratios are not presented.

DESCRIPTION OF MANDATORY CONVERTIBLE PREFERRED STOCK

The following is a summary of certain terms of our mandatory convertible preferred stock but is not necessarily complete. A copy our Amended and Restated Certificate of Incorporation, including the certificate of designations for the mandatory convertible preferred stock, and the form of mandatory convertible preferred stock share certificate are available upon request from us at the address set forth in the section of this prospectus entitled “Where You Can Find More Information.” The following summary of the terms of the mandatory convertible preferred stock is subject to, and qualified in its entirety by reference to, the provisions of such documents.

As used in this section, the terms “Molycorp,” “us,” “we” or “our” refer to Molycorp, Inc. and not any of its subsidiaries.

General

Under our Amended and Restated Certificate of Incorporation, our Board of Directors (such Board of Directors, or any authorized committee thereof, the “Board of Directors”) is authorized, without further stockholder action, to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, with such voting powers or without voting powers, and with such designations, and having such relative preferences, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. We have not previously designated any of such authorized preferred stock. At the consummation of this offering, we will issue           shares of mandatory convertible preferred stock. In addition, we have granted the underwriters an option to purchase up to additional shares of our mandatory convertible preferred stock to cover over-allotments, if any, in accordance with the procedures set forth in the section of this prospectus entitled “Underwriting.”

When issued, the mandatory convertible preferred stock and any common stock issued upon the conversion of the mandatory convertible preferred stock will be fully paid and nonassessable. The holders of the mandatory convertible preferred stock will have no preemptive or preferential rights to purchase or subscribe to stock, obligations, warrants or other securities of Molycorp of any class. Computershare Trust Company, N.A. will serve as the transfer agent and registrar of our common stock and will serve as transfer agent, registrar, conversion and dividend disbursing agent for the mandatory convertible preferred stock.

Ranking

The mandatory convertible preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to (i) our common stock and (ii) each other class of capital stock or series of preferred stock established after the first original issue date of the mandatory convertible preferred stock (which we refer to as the “initial issue date”) the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the mandatory convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “junior stock”);

•	on parity with any class of capital stock or series of preferred stock established after the initial issue date the terms of which expressly provide that such class or series will rank on a parity with the mandatory convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “parity stock”);

•	junior to each class of capital stock or series of preferred stock established after the initial issue date the terms of which expressly provide that such class or series will rank senior to the mandatory convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “senior stock”); and

•	junior to our existing and future indebtedness.

In addition, the mandatory convertible preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, will be structurally subordinated to existing and future indebtedness of our subsidiaries as well as the capital stock of our subsidiaries held by third parties.

Dividends

Subject to the rights of holders of any class of capital stock ranking senior to the mandatory convertible preferred stock with respect to dividends, holders of shares of mandatory convertible preferred stock will be entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for payment, cumulative dividends at the rate per annum of     % on the liquidation preference of $100 per share of mandatory convertible preferred stock (equivalent to $      per annum per share), payable in cash, by delivery of shares of our common stock or through any combination of cash and shares of our common stock, as determined by us in our sole discretion (subject to the limitations described below). See the section of this prospectus entitled “— Method of Payment of Dividends.” Declared dividends on the mandatory convertible preferred stock will be payable quarterly on February   , May   , August    and November    of each year to and including the mandatory conversion date (as defined below), commencing May   , 2011 (each, a “dividend payment date”) at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the initial issue date of the mandatory convertible preferred stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Declared dividends will be payable on the relevant dividend payment date to holders of record as they appear on our stock register at 5:00 p.m., New York City time, on the immediately preceding January   , April   , July    and October    (each, a “record date”), whether or not such holders convert their shares, or such shares are automatically converted, after a record date and on or prior to the immediately succeeding dividend payment date. These record dates will apply regardless of whether a particular record date is a business day. A “business day” means any day other than a Saturday or Sunday or other day on which commercial banks in New York City are authorized or required by law or executive order to close. If a dividend payment date is not a business day, payment will be made on the next succeeding business day, without any interest or other payment in lieu of interest accruing with respect to this delay.

A full dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the initial issue date of our mandatory convertible preferred stock and will end on and exclude the May   , 2011 dividend payment date. The amount of dividends payable on each share of mandatory convertible preferred stock for each full dividend period (after the initial dividend period) will be computed by dividing the annual dividend rate by four. Dividends payable on the mandatory convertible preferred stock for the initial dividend period and any partial dividend period will be computed based upon the actual number of days elapsed during the period over a 360-day year (consisting of twelve 30-day months). Accordingly, the dividend on the mandatory convertible preferred stock for the first dividend period, assuming the initial issue date is February   , 2011, will be approximately $      per share (based on the annual dividend rate of     % and a liquidation preference of $100 per share) and will be payable, when, as and if declared, on May   , 2011. The dividend on the mandatory convertible preferred stock for each subsequent full dividend period, when, as and if declared, will be approximately $      per share (based on the annual dividend rate of     % and a liquidation preference of $100 per share). Accumulated dividends will not bear interest if they are paid subsequent to the applicable dividend payment date.

No dividend will be declared or paid upon, or any sum or number of shares of common stock set apart for the payment of dividends upon, any outstanding share of the mandatory convertible preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum or number of shares of common stock have been set apart for the payment of such dividends upon, all outstanding shares of mandatory convertible preferred stock.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the mandatory convertible preferred stock, may be limited by the terms of any existing and future indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable

Delaware law. See the section of this prospectus entitled “Risk Factors — Risks Related to this Offering and Ownership of Our Mandatory Convertible Preferred Stock— Our ability to pay dividends on our mandatory convertible preferred stock may be limited”.

So long as any share of the mandatory convertible preferred stock remains outstanding, no dividend or distribution shall be declared or paid on the common stock or any other shares of junior stock, and no common stock or other junior stock or parity stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries unless all accrued and unpaid dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum or number of shares of common stock have been set apart for the payment of such dividends upon, all outstanding shares of mandatory convertible preferred stock. The foregoing limitation shall not apply to: (i) a dividend payable on any common stock or other junior stock in shares of any common stock or other junior stock, or to the acquisition of shares of any common stock or other junior stock in exchange for, or through application of the proceeds of the sale of, shares of any common stock or other junior stock; (ii) purchases of fractional interests in shares of any common stock or other junior stock pursuant to the conversion or exchange provisions of such shares of other junior stock or any securities exchangeable for or convertible into such shares of common stock or other junior stock; (iii) redemptions, purchases or other acquisitions of shares of common stock or other junior stock in connection with the administration of any employee benefit plan in the ordinary course of business, including, without limitation, the forfeiture of unvested shares of restricted stock or share withholdings upon exercise, delivery or vesting of equity awards granted to officers, directors and employees; (iv) any dividends or distributions of rights or common stock or other junior stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (v) the acquisition by us or any of our subsidiaries of record ownership in common stock or other junior stock or parity stock for the beneficial ownership of any other persons (other than us or any of our subsidiaries), including as trustees or custodians; and (vi) the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock (with the same or lesser aggregate liquidation amount) or junior stock.

When dividends on shares of the mandatory convertible preferred stock have not been paid in full on any dividend payment date or declared and a sum or number of shares of common stock sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date, no dividends may be declared or paid on any parity stock unless dividends are declared on the mandatory convertible preferred stock such that the respective amounts of such dividends declared on the mandatory convertible preferred stock and each such other class or series of parity stock shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of the mandatory convertible preferred stock and such class or series of parity stock (subject to their having been declared by the Board of Directors out of legally available funds) bear to each other; provided that any unpaid dividends will continue to accumulate.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on any securities, including common stock and other junior stock, from time to time out of any funds legally available for such payment, and holders of the mandatory convertible preferred stock shall not be entitled to participate in any such dividends.

Method of Payment of Dividends

Subject to the limitations described below, we may pay any declared dividend (or any portion of any declared dividend) on the mandatory convertible preferred stock (whether or not for a current dividend period or any prior dividend period, including in connection with the payment of accumulated and unpaid dividends pursuant to the provisions described in the sections of this prospectus entitled “— Mandatory Conversion” and “— Conversion at the Option of the Holder Upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”), determined in our sole discretion:

•	in cash;

•	by delivery of shares of our common stock; or

•	through any combination of cash and shares of our common stock.

We will make each payment of a declared dividend on the mandatory convertible preferred stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the mandatory convertible preferred stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock no later than 10 scheduled trading days (as defined below) prior to the dividend payment date for such dividend.

If we elect to make any such payment of a declared dividend, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, in the case of any dividend payment or portion thereof, at the average VWAP per share (as defined below) of our common stock over the five consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the “five-day average price”), multiplied by 97%.

No fractional shares of common stock will be delivered to the holders of the mandatory convertible preferred stock in respect of dividends. We will instead pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a share of common stock based on the average VWAP per share of our common stock over the five consecutive trading day period ending on the second trading day immediately preceding the relevant dividend payment date.

To the extent a shelf registration statement is required in our reasonable judgment in connection with the issuance of or for resales of common stock issued as payment of a dividend, including dividends paid in connection with a conversion, we will, to the extent such a registration statement is not currently filed and effective, use our reasonable best efforts to file and maintain the effectiveness of such a shelf registration statement until the earlier of such time as all such shares of common stock have been resold thereunder and such time as all such shares are freely tradable without registration. To the extent applicable, we will also use our reasonable best efforts to have the shares of common stock qualified or registered under applicable state securities laws, if required, and approved for listing on the New York Stock Exchange (or if our common stock is not listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which our common stock is then listed).

Notwithstanding the foregoing, in no event will the number of shares of our common stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $      , which amount represents approximately 35% of the initial price (as defined below), subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each fixed conversion rate as set forth below in the section of this prospectus entitled “— Anti-dilution Adjustments” (such dollar amount, as adjusted, the “floor price”). To the extent that the amount of the declared dividend exceeds the product of the number of shares of common stock delivered in connection with such declared dividend and 97% of the five-day average price, we will, if we are legally able to do so, notwithstanding any notice by us to the contrary, pay such excess amount in cash.

Redemption

The mandatory convertible preferred stock will not be redeemable.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of mandatory convertible preferred stock will be entitled to receive a liquidation preference in the amount of $100 per share of the mandatory convertible preferred stock (the “liquidation preference”), plus an amount equal to accumulated and unpaid dividends on the shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of our assets available for distribution to our stockholders, after satisfaction of liabilities to our creditors and holders of any senior stock and before any payment or distribution is made to holders of junior stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference plus an amount equal to accumulated and unpaid dividends of the mandatory convertible preferred stock and all parity stock are not paid in full, the holders of the mandatory convertible preferred stock and any parity stock will share equally and ratably in any distribution of our assets in proportion to the respective liquidation preferences and amounts equal to accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and an amount equal to accumulated and unpaid dividends to which they are entitled, the holders of the mandatory convertible preferred stock will have no right or claim to any of our remaining assets.

Neither the sale of all or substantially all of our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designations for our mandatory convertible preferred stock does not contain any provision requiring funds to be set aside to protect the liquidation preference of the mandatory convertible preferred stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the mandatory convertible preferred stock do not have voting rights other than those described below, except as specifically required by Delaware law.

Whenever dividends on any shares of mandatory convertible preferred stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a “nonpayment”), the holders of such shares of mandatory convertible preferred stock, voting together as a single class with holders of any and all other series of voting preferred stock (as defined below) then outstanding, will be entitled at our next special or annual meeting of stockholders to vote for the election of a total of two additional members of our Board of Directors (the “preferred stock directors”); provided that the election of any such directors will not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that our Board of Directors shall, at no time, include more than two preferred stock directors. In that event, we will increase the number of directors on our Board of Directors by two, and the new directors will be elected at a special meeting of stockholders called at the request of the holders of at least 20% of the shares of mandatory convertible preferred stock or of any other series of voting preferred stock (provided that such request is received at least 90 calendar days before the date fixed for the next annual or special meeting of the stockholders, failing which election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting, so long as the holders of mandatory convertible preferred stock continue to have such voting rights.

As used in this prospectus, “voting preferred stock” means any other class or series of our preferred stock ranking equally with the mandatory convertible preferred stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable. Whether a plurality, majority or other portion of the mandatory convertible preferred stock and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the respective liquidation preference amounts of the mandatory convertible preferred stock and such other voting preferred stock voted.

If and when all accumulated and unpaid dividends have been paid in full, or declared and a sum sufficient for such payment shall have been set aside (a “nonpayment remedy”), the holders of mandatory convertible preferred stock shall immediately and, without any further action by us, be divested of the foregoing voting rights, subject to the revesting of such rights in the event of each subsequent nonpayment. If such voting rights for the holders of mandatory convertible preferred stock and all other holders of voting preferred stock have terminated, the term of office of each preferred stock director so elected will terminate at such time and the number of directors on our Board of Directors shall automatically decrease by two.

Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of mandatory convertible preferred stock and any other shares of voting preferred stock then outstanding (voting together as a class) when they have the voting rights described above.

In the event that a nonpayment shall have occurred and there shall not have been a nonpayment remedy, any vacancy in the office of a preferred stock director (other than prior to the initial election after a nonpayment) may be filled by the written consent of the preferred stock director remaining in office or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of mandatory convertible preferred stock and any other shares of voting preferred stock then outstanding (voting together as a class) when they have the voting rights described above; provided that the filling of each vacancy will not cause us to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The preferred stock directors will each be entitled to one vote per director on any matter.

So long as any shares of mandatory convertible preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of mandatory convertible preferred stock and all other series of voting preferred stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing or at a meeting:

•	amend or alter the provisions of our Amended and Restated Certificate of Incorporation or the certificate of designations for the shares of mandatory convertible preferred stock so as to authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to the mandatory convertible preferred stock with respect to payment of dividends or the distribution of our assets upon our liquidation, dissolution or winding up; or

•	amend, alter or repeal the provisions of our Amended and Restated Certificate of Incorporation or the certificate of designations for the shares of mandatory convertible preferred stock so as to adversely affect the special rights, preferences, privileges and voting powers of the shares of mandatory convertible preferred stock; or

•	consummate a binding share exchange or reclassification involving the shares of mandatory convertible preferred stock or a merger or consolidation of us with another entity, unless in each case: (i) shares of mandatory convertible preferred stock remain outstanding and are not amended in any respect or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent; and (ii) such shares of mandatory convertible preferred stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the mandatory convertible preferred stock immediately prior to such consummation, taken as a whole, provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, (2) any increase in the authorized or issued shares of mandatory convertible preferred stock and (3) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock ranking equally with or junior to the mandatory convertible preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon our liquidation, dissolution or winding up, will be deemed not to adversely affect the special rights, preferences, privileges or voting powers of the mandatory convertible preferred stock, taken as a whole, and shall not require the affirmative vote or consent of holders of the mandatory convertible preferred stock.

If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one or more but not all series of voting preferred stock (including the mandatory convertible preferred stock for this purpose), then only the series of voting preferred stock adversely affected and entitled to vote shall vote as a class in lieu of all other series of preferred stock.

Without the consent of the holders of the mandatory convertible preferred stock, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers of the mandatory convertible preferred stock, we may amend, alter, supplement, or repeal any terms of the mandatory convertible preferred stock for the following purposes:

•	to cure any ambiguity or mistake, or to correct or supplement any provision contained in the certificate of designations for the mandatory convertible preferred stock that may be defective or inconsistent with any other provision contained in the certificate of designations for the mandatory convertible preferred stock; or

•	to make any provision with respect to matters or questions relating to the mandatory convertible preferred stock that is not inconsistent with the provisions of the certificate of designations for the mandatory convertible preferred stock.

Mandatory Conversion

Each share of the mandatory convertible preferred stock, unless previously converted, will automatically convert on          , 2014 (the “mandatory conversion date”), into a number of shares of common stock equal to the conversion rate described below. If we declare a dividend for the dividend period ending on the mandatory conversion date, we will pay such dividend to the holders of record on the applicable record date, as described above under “— Dividends.” If on or prior to the record date immediately preceding the mandatory conversion date we have not declared all or any portion of the accumulated and unpaid dividends on the mandatory convertible preferred stock, the conversion rate will be adjusted so that holders receive an additional number of shares of common stock equal to the amount of accumulated and unpaid dividends that have not been declared (the “additional conversion amount”) divided by the greater of the floor price and 97% of the five-day average price. To the extent that the additional conversion amount exceeds the product of the number of additional shares and 97% of the five-day average price, we will, if we are legally able to do so, declare and pay such excess amount in cash pro rata to the holders of the mandatory convertible preferred stock.

The conversion rate, which is the number of shares of common stock issuable upon conversion of each share of mandatory convertible preferred stock on the mandatory conversion date, will, subject to adjustment as described in the section of this prospectus entitled “— Anti-dilution Adjustments” below and the preceding paragraph, be as follows:

•	if the applicable market value of our common stock is greater than $ , which we call the “threshold appreciation price,” then the conversion rate will be shares of common stock per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $100 divided by the threshold appreciation price;

•	if the applicable market value of our common stock is less than or equal to the threshold appreciation price but equal to or greater than $ (the “initial price,” which equals the price at which the selling stockholders initially offered our common stock to the public in the concurrent offering of our common stock), then the conversion rate will be equal to $100 divided by the applicable market value of our common stock, which will be between and shares of common stock per share of mandatory convertible preferred stock; or

•	if the applicable market value of our common stock is less than the initial price, then the conversion rate will be shares of common stock per share of mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $100 divided by the initial price.

We refer to the minimum conversion rate and the maximum conversion rate collectively as the “fixed conversion rates.” The fixed conversion rates, the initial price, the threshold appreciation price and the applicable market value are each subject to adjustment as described in the section of this prospectus entitled “— Anti-dilution Adjustments” below.

Hypothetical conversion values upon mandatory conversion

For illustrative purposes only, the following table shows the number of shares of our common stock that a holder of our mandatory convertible preferred stock would receive upon mandatory conversion of one share of mandatory convertible preferred stock at various applicable market values for our common stock. The table assumes that there will be no conversion adjustments as described below in the section of this prospectus entitled “— Anti-dilution Adjustments” and that dividends on the shares of mandatory convertible preferred stock will be declared and paid in cash. The actual applicable market value of shares of our common stock may differ from those set forth in the table below. Given an initial price of $      and a threshold appreciation price of $      , a holder of our mandatory convertible preferred stock would receive on the mandatory conversion date the number of shares of our common stock per share of our mandatory convertible preferred stock set forth below:

Conversion Value (Applicable
Market Value Multiplied By the
	Number of Shares of Our	Number of Shares of Our
	Common Stock to Be	Common Stock to Be Received
Applicable Market Value of Our Common Stock	Received Upon Conversion	Upon Conversion)

$		$
$		$
$		$
$		$
$		$
$		$
$		$
$		$
$		$
$		$
$		$
$		$

Accordingly, if the applicable market value of our common stock is greater than the threshold appreciation price, the aggregate market value of our common stock delivered upon conversion of each share of the mandatory convertible preferred stock will be greater than the $100 liquidation preference of the share of the mandatory convertible preferred stock, assuming that the market price of our common stock on the mandatory conversion date is the same as the applicable market value of our common stock. If the applicable market value for our common stock is equal to or greater than the initial price and equal to or less than the threshold appreciation price, the aggregate market value of our common stock delivered upon conversion of each share of the mandatory convertible preferred stock will be equal to the $100 liquidation preference of the share of the mandatory convertible preferred stock, assuming that the market price of our common stock on the mandatory conversion date is the same as the applicable market value of our common stock. If the applicable market value of our common stock is less than the initial price, the aggregate market value of our common stock delivered upon conversion of each share of the mandatory convertible preferred stock will be less than the $100 liquidation preference of the share of the mandatory convertible preferred stock, assuming that the market price of our common stock on the mandatory conversion date is the same as the applicable market value of our common stock.

Definitions

“Applicable market value” means the average VWAP per share of our common stock over the 20 consecutive trading day period ending on, and including, the third trading day immediately preceding the mandatory conversion date.

The “threshold appreciation price” represents an approximately     % appreciation over the initial price.

A “trading day” is a day on which shares of our common stock:

•	are not suspended from trading, and on which trading in our common stock is not limited, on any national or regional securities exchange or association or over-the-counter market during any period or periods aggregating one half-hour or longer; and

•	have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock;

provided that if our common stock is not traded on any such exchange, association or market, “trading day” means any business day.

A “scheduled trading day” is any day that is scheduled to be a trading day.

“VWAP” per share of our common stock on any trading day means the per share volume-weighted average price as displayed on Bloomberg page “MCP <Equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, “VWAP” means the market value per share of our common stock on such trading day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose. The “average VWAP” per share over a certain period means the average of the VWAP per share for each trading day in such period.

Conversion at the Option of the Holder

Other than during a fundamental change conversion period (as defined below in the section of this prospectus entitled “— Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”), holders of the mandatory convertible preferred stock have the right to convert their shares of mandatory convertible preferred stock, in whole or in part (but in no event less than one share of mandatory convertible preferred stock), at any time prior to the mandatory conversion date, into shares of our common stock at the minimum conversion rate, subject to adjustment as described in the section of this prospectus entitled “— Anti-dilution Adjustments” below.

If as of the effective date of any early conversion (the “early conversion date”), we have not declared all or any portion of the accumulated and unpaid dividends for all dividend periods ending prior to such early conversion date, the conversion rate will be adjusted so that converting holders receive an additional number of shares of common stock equal to such amount of accumulated and unpaid dividends that have not been declared for such dividend periods (the “early conversion additional conversion amount”), divided by the greater of the floor price and the average VWAP per share of our common stock over the 20 consecutive trading day period ending on, and including, the third trading day immediately preceding the early conversion date (the “early conversion average price”). To the extent that the early conversion additional conversion amount exceeds the product of the number of additional shares and the early conversion average price, we will not have any obligation to pay the shortfall in cash.

Except as described above, upon any optional conversion of any shares of the mandatory convertible preferred stock, we will make no payment or allowance for unpaid dividends on such shares of the mandatory convertible preferred stock.

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount

General

If a fundamental change (as defined below) occurs, on or prior to the mandatory conversion date, holders of the mandatory convertible preferred stock will have the right to: (i) convert their shares of mandatory convertible preferred stock, in whole or in part (but in no event less than one share of mandatory convertible preferred stock), into shares of common stock at the fundamental change conversion rate described below; (ii) with respect to such converted shares, receive an amount equal to the present value, calculated using a discount rate of     % per annum, of all dividend payments on such shares (excluding any accumulated and unpaid dividends for any dividend period prior to the effective date of the fundamental change, including for the dividend period, if any, from the dividend payment date immediately preceding the effective date to but excluding the effective date (collectively, the “accumulated dividend amount”)) for all the remaining full dividend periods and for the partial dividend period from and including the effective date to but excluding the next dividend payment date (the “fundamental change dividend make-whole amount”); and (iii) with respect to such converted shares, to the extent that, as of the effective date of the fundamental change, there is any accumulated dividend amount, receive payment of the accumulated dividend amount, in the case of clauses (ii) and (iii), subject to our right to deliver shares of our common stock in lieu of all or part of such amounts as described under “— Fundamental change dividend make-whole amount and accumulated dividend amount” below; provided that, if the effective date falls after the record date for a declared dividend and prior to the next dividend payment date, such dividend will be paid on such dividend payment date to the holders as of such record date, as described in the section of this prospectus entitled “— Dividends,” and will not be included in the accumulated dividend amount, and the fundamental change dividend make-whole amount will not include the present value of the payment of such dividend.

To exercise this right, holders must submit their shares of the mandatory convertible preferred stock for conversion at any time during the period (the “fundamental change conversion period”) beginning on the effective date of such fundamental change (the “effective date”) and ending at 5:00 p.m., New York City time, on the date that is 20 calendar days after the effective date (or, if earlier, the mandatory conversion date) at the conversion rate specified in the table below (the “fundamental change conversion rate”). Holders of mandatory convertible preferred stock who do not submit their shares for conversion during the fundamental change conversion period will not be entitled to convert their shares of mandatory convertible preferred stock at the fundamental change conversion rate or to receive the fundamental change dividend make-whole amount or the accumulated dividend amount. If the effective date of a fundamental change falls during a dividend period for which we have declared, or thereafter declare, a dividend, we will pay such dividend on the relevant dividend payment date to the holders of record on the applicable record date, as described in the section of this prospectus entitled “— Dividends.”

We will notify holders of the anticipated effective date of a fundamental change at least 20 calendar days prior to such anticipated effective date or, if such prior notice is not practicable, notify holders of the effective date of a fundamental change no later than such effective date. If we notify holders of a fundamental change later than the twentieth calendar day prior to the effective date of a fundamental change, the fundamental change conversion period will be extended by a number of days equal to the number of days from, and including, the twentieth calendar day prior to the effective date of the fundamental change to, but excluding, the date of the notice; provided that the fundamental change conversion period will not be extended beyond the mandatory conversion date.

A “fundamental change” will be deemed to have occurred, at any time after the initial issue date of the mandatory convertible preferred stock, upon: (i) the consummation of any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, recapitalization or otherwise) in connection with which 90% or more of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration 10% or more of which is not common stock that is listed on, or immediately after the transaction or event will be listed on, the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market; (ii) (a) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than TNA Moly Group LLC and any group with which it files a report on Schedule 13D from time to time (the “TNA Group”), Resource Capital Fund IV L.P. and any group with which it files a report on Schedule 13D from time to time (the “Resource Group”), Pegasus Capital LLC and any group with which it files a report on Schedule 13D from time to time (the “Pegasus Group”), us, any of our majority-owned subsidiaries or any of our or our majority-owned subsidiaries’ employee benefit plans, becoming the “beneficial owner,” directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of capital stock then outstanding entitled to vote generally in elections of our directors, or (b) the TNA Group, the Resource Group and the Pegasus Group, in the aggregate, becoming the “beneficial owner,” directly or indirectly, of more than 65% of the total voting power in the aggregate of all classes of capital stock then outstanding entitled to vote generally in the elections of our directors; or (iii) our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with a reorganization event) ceases to be listed or quoted on the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market.

Fundamental change conversion rate

The fundamental change conversion rate will be determined by reference to the table below and is based on the effective date of the transaction and the price (the “stock price”) paid per share of our common stock in such transaction. If the holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average VWAP per share of our common stock over the five consecutive trading day period ending on, and including, the trading day preceding the effective date.

The stock prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of our mandatory convertible preferred stock are adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the fundamental change conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth in the section of this prospectus entitled “— Anti-dilution Adjustments.”

The following table sets forth the fundamental change conversion rate per share of mandatory convertible preferred stock for each stock price and effective date set forth below.

Stock Price on Effective Date
Effective Date	$	$	$	$	$	$	$	$	$	$	$

, 2011
, 2012
, 2013
, 2014

The exact stock price and effective dates may not be set forth in the table, in which case:

•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts and the two dates based on a 365-day year, as applicable;

•	if the stock price is in excess of $ per share (subject to adjustment as described above), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment; and

•	if the stock price is less than $ per share (subject to adjustment as described above), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment.

Fundamental change dividend make-whole amount and accumulated dividend amount

For any shares of mandatory convertible preferred stock that are converted during the fundamental change conversion period, subject to the limitations described below, we may pay the fundamental change dividend make-whole amount and the accumulated dividend amount, determined in our sole discretion:

•	in cash;

•	by delivery of shares of our common stock; or

•	through any combination of cash and shares of our common stock.

We will pay the fundamental change dividend make-whole amount and the accumulated dividend amount in cash, except to the extent we elect on or prior to the second business day following the effective date of a fundamental change to make all or any portion of such payments in shares of our common stock. If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose at 97% of the stock price.

No fractional shares of common stock will be delivered to the holders of the mandatory convertible preferred stock in respect of the fundamental change dividend make-whole amount or the accumulated dividend amount. We will instead pay a cash adjustment to each converting holder that would otherwise be entitled to a fraction of a share of common stock based on the stock price.

Notwithstanding the foregoing, in no event will the number of shares of our common stock delivered in connection with the fundamental change dividend make-whole amount and the accumulated dividend amount, in the aggregate, exceed a number equal to the sum of such amounts (the “additional fundamental change amount”), divided by the greater of the floor price and 97% of the stock price. To the extent that the additional fundamental change amount exceeds the product of the number of shares of common stock delivered in respect of such additional fundamental change amount and 97% of the stock price, we will, if we are legally able to do so, notwithstanding any notice by us to the contrary, pay such excess amount in cash.

Not later than the second business day following the effective date of a fundamental change, we will notify holders of:

•	the fundamental change conversion rate;

•	the fundamental change dividend make-whole amount and whether we will pay such amount, or any portion thereof, in shares of our common stock and, if applicable, the portion of such amount that will be paid in common stock; and

•	the accumulated dividend amount and whether we will pay such amount, or any portion thereof, in shares of our common stock and, if applicable, the portion of such amount that will be paid in common stock.

Our obligation to deliver shares at the fundamental change conversion rate and pay the fundamental change dividend make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Conversion Procedures

Upon mandatory conversion

Any outstanding shares of mandatory convertible preferred stock will automatically convert into shares of common stock on the mandatory conversion date. The person or persons entitled to receive the shares of common stock issuable upon mandatory conversion of the mandatory convertible preferred stock will be treated as the record holder(s) of such shares as of 5:00 p.m., New York City time, on the mandatory conversion date. Except as provided in the section of this prospectus entitled “— Anti-dilution Adjustments,” prior to 5:00 p.m., New York City time, on the mandatory conversion date, the shares of common stock issuable upon conversion of the mandatory convertible preferred stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to such shares of common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the mandatory convertible preferred stock.

Upon early conversion

If you elect to convert your shares of mandatory convertible preferred stock prior to the mandatory conversion date, in the manner described in “— Conversion at the Option of the Holder” or “— Conversion at

the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount,” you must observe the following conversion procedures:

To convert your shares of mandatory convertible preferred stock you must deliver to The Depository Trust Company (DTC) the appropriate instruction form for conversion pursuant to DTC’s conversion program and, if required, pay all taxes or duties, if any.

The conversion date will be the date on which you have satisfied the foregoing requirements. You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, except that you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Shares of common stock will be issued and delivered only after all applicable taxes and duties, if any, payable by you have been paid in full and will be issued on the later of the third business day immediately succeeding the conversion date and the business day after you have paid in full all applicable taxes and duties, if any.

The person or persons entitled to receive the shares of common stock issuable upon conversion of the mandatory convertible preferred stock will be treated as the record holder(s) of such shares as of 5:00 p.m., New York City time, on the applicable conversion date. Prior to 5:00 p.m., New York City time, on the applicable conversion date, the shares of common stock issuable upon conversion of the mandatory convertible preferred stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to such shares of common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the mandatory convertible preferred stock.

Fractional shares

No fractional shares of common stock will be issued to holders of our mandatory convertible preferred stock upon conversion. In lieu of any fractional shares of common stock otherwise issuable in respect of the aggregate number of shares of our mandatory convertible preferred stock of any holder that are converted, that holder will be entitled to receive an amount in cash (computed to the nearest cent) equal to the product of: (i) that same fraction; and (ii) the average VWAP per share of our common stock over the five consecutive trading day period ending on, and including, the second trading day immediately preceding the conversion date.

If more than one share of our mandatory convertible preferred stock is surrendered for conversion at one time by or for the same holder, the number of shares of our common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of our mandatory convertible preferred stock so surrendered.

Anti-dilution Adjustments

Each fixed conversion rate will be adjusted if:

(1)	We issue common stock to all or substantially all holders of our common stock as a dividend or other distribution, in which event, each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for determination of the holders of our common stock entitled to receive such dividend or other distribution will be divided by a fraction:

•	the numerator of which is the number of shares of our common stock outstanding at 5:00 p.m., New York City time, on the date fixed for such determination, and

•	the denominator of which is the sum of the number of shares of our common stock outstanding at 5:00 p.m., New York City time, on the date fixed for such determination and the total number of shares of our common stock constituting such dividend or other distribution.

Any adjustment made pursuant to this clause (1) will become effective immediately after 5:00 p.m., New York City time, on the date fixed for such determination. If any dividend or distribution described in this clause (1) is declared but not so paid or made, each fixed conversion rate shall be readjusted, effective as of the date our Board of Directors publicly announces its decision not to make such dividend or distribution, to such fixed conversion rate that would be in effect if such dividend or distribution had not been declared. For the purposes of this clause (1), the number of shares of common stock outstanding at 5:00 p.m., New York City time, on the date fixed for such determination shall not include shares held in treasury but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of shares of common stock. We will not pay any dividend or make any distribution on shares of common stock held in treasury.

(2)	We issue to all or substantially all holders of our common stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 calendar days from the date of issuance of such rights or warrants, to subscribe for or purchase our shares of common stock at less than the “current market price” (as defined below) of our common stock, in which case each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for determination of the holders of our common stock entitled to receive such rights or warrants will be increased by multiplying such fixed conversion rate by a fraction:

•	the numerator of which is the sum of the number of shares of common stock outstanding at 5:00 p.m., New York City time, on the date fixed for such determination and the number of shares of our common stock issuable pursuant to such rights or warrants, and

•	the denominator of which shall be the sum of the number of shares of common stock outstanding at 5:00 p.m., New York City time, on the date fixed for such determination and the number of shares of common stock equal to the quotient of the aggregate offering price payable to exercise such rights or warrants divided by the current market price of our common stock.

Any adjustment made pursuant to this clause (2) will become effective immediately after 5:00 p.m., New York City time, on the date fixed for such determination. In the event that such rights or warrants described in this clause (2) are not so issued, each fixed conversion rate shall be readjusted, effective as of the date our Board of Directors publicly announces its decision not to issue such rights or warrants, to such fixed conversion rate that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or shares of our common stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, each fixed conversion rate shall be readjusted to such fixed conversion rate that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of our common stock actually delivered. In determining whether any rights or warrants entitle the holders thereof to subscribe for or purchase shares of our common stock at less than the current market price, and in determining the aggregate offering price payable for such shares of our common stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be determined by our Board of Directors). For the purposes of this clause (2), the number of shares of common stock at the time outstanding shall not include shares held in treasury but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of shares of common stock. We will not issue any such rights or warrants in respect of shares of common stock held in treasury.

(3)	We subdivide or combine our common stock, in which event each fixed conversion rate in effect at 5:00 p.m., New York City time, on the effective date of such subdivision or combination shall be multiplied by a fraction:

•	the numerator of which is the number of shares of our common stock that would be outstanding immediately after, and solely as a result of, such subdivision or combination, and

•	the denominator of which is the number of shares of our common stock outstanding immediately prior to such subdivision or combination.

Any adjustment made pursuant to this clause (3) shall become effective immediately after 5:00 p.m., New York City time, on the effective date of such subdivision or combination.

(4)	We distribute to all or substantially all holders of our common stock evidences of our indebtedness, shares of capital stock, securities, rights to acquire our capital stock, cash or other assets, excluding:

•	any dividend or distribution covered by clause (1) above;

•	any rights or warrants covered by clause (2) above;

•	any dividend or distribution covered by clause (5) below; and

•	any spin-off to which the provisions set forth below in this clause (4) shall apply,

in which event each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for the determination of holders of our common stock entitled to receive such distribution will be multiplied by a fraction:

•	the numerator of which is the current market price of our common stock, and

•	the denominator of which is the current market price of our common stock minus the fair market value, as determined by our Board of Directors, on such date fixed for determination, of the portion of the evidences of indebtedness, shares of capital stock, securities, rights to acquire our capital stock, cash or other assets so distributed applicable to one share of our common stock.

In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, or relating to a subsidiary or other business unit of ours (herein referred to as a “spin-off”), each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for the determination of holders of our common stock entitled to receive such distribution will be multiplied by a fraction:

•	the numerator of which is the sum of the current market price of our common stock and the fair market value, as determined by our Board of Directors, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock as of the fifteenth trading day after the effective date for such distribution (or, if such shares of capital stock or equity interests are listed on a national or regional securities exchange, the current market price of such securities), and

•	the denominator of which is the current market price of our common stock.

Any adjustment made pursuant to this clause (4) shall become effective immediately after 5:00 p.m., New York City time, on the date fixed for the determination of the holders of our common stock entitled to receive such distribution. In the event that such distribution described in this clause (4) is not so made, each fixed conversion rate shall be readjusted, effective as of the date our Board of Directors publicly announces its decision not to make such distribution, to such fixed conversion rate that would then be in effect if such distribution had not been declared. If an adjustment to each fixed conversion rate is required under this clause (4) during any settlement period in respect of shares of mandatory convertible preferred stock that have been tendered for conversion, delivery of the shares of our common stock issuable upon conversion will be delayed to the extent necessary in order to complete the calculations provided for in this clause (4).

(5)	We make a distribution consisting exclusively of cash to all or substantially all holders of our common stock, excluding:

•	any cash that is distributed in a reorganization event (as described below),

•	any dividend or distribution in connection with our liquidation, dissolution or winding up, and

•	any consideration payable as part of a tender or exchange offer covered by clause (6),

in which event, each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for determination of the holders of our common stock entitled to receive such distribution will be multiplied by a fraction:

•	the numerator of which is the current market price of our common stock, and

•	the denominator of which is the current market price of our common stock minus the amount per share of such distribution.

Any adjustment made pursuant to this clause (5) shall become effective immediately after 5:00 p.m., New York City time, on the date fixed for the determination of the holders of our common stock entitled to receive such distribution. In the event that any distribution described in this clause (5) is not so made, each fixed conversion rate shall be readjusted, effective as of the date our Board of Directors publicly announces its decision not to make such distribution, to such fixed conversion rate which would then be in effect if such distribution had not been declared.

(6)	We or any of our subsidiaries successfully complete a tender or exchange offer pursuant to a Schedule TO or registration statement on Form S-4 for our common stock (excluding any securities convertible or exchangeable for our common stock), where the cash and the value of any other consideration included in the payment per share of our common stock exceeds the current market price of our common stock, in which event each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date of expiration of the tender or exchange offer (the “expiration date”) will be multiplied by a fraction:

•	the numerator of which shall be equal to the sum of:

(i)	the aggregate cash and fair market value (as determined by our Board of Directors) on the expiration date of any other consideration paid or payable for shares purchased in such tender or exchange offer; and

(ii) the product of:

1. the current market price of our common stock; and

2.	the number of shares of our common stock outstanding immediately after such tender or exchange offer expires (after giving effect to the purchase or exchange of shares pursuant to such tender or exchange offer), and

•	the denominator of which shall be equal to the product of:

(i) the current market price of our common stock; and

(ii)	the number of shares of our common stock outstanding immediately prior to the time such tender or exchange offer expires.

Any adjustment made pursuant to this clause (6) shall become effective immediately after 5:00 p.m., New York City time, on the seventh trading day immediately following the expiration date. In the event that we are, or one of our subsidiaries is, obligated to purchase shares of our common stock pursuant to any such tender offer or exchange offer, but we are, or such subsidiary is, permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then each fixed conversation rate shall be readjusted to be such fixed conversion rate that would then be in effect if such tender offer or exchange offer had not been made. Except as set forth in the preceding sentence, if the application of this clause (6) to any tender offer or exchange offer would result in a decrease in each fixed conversation rate, no adjustment shall be made for such tender offer or exchange offer under this clause (6). If an adjustment to each fixed conversion rate is required pursuant to this clause (6) during any settlement period in respect of shares of mandatory convertible preferred stock that have been tendered for conversion, delivery of the related conversion consideration will be delayed to the extent necessary in order to complete the calculations provided for in this clause (6).

Except with respect to a spin-off, in cases where the fair market value of the evidences of our indebtedness, shares of capital stock, securities, rights to acquire our capital stock, cash or other assets as to which clauses (4) or (5) above apply, applicable to one share of common stock, distributed to stockholders equals or exceeds the average VWAP per share of our common stock over the five consecutive trading day period ending on the trading day before the ex-date for such distribution, rather than being entitled to an adjustment in each fixed conversion rate, holders of the mandatory convertible preferred stock will be entitled to receive upon conversion, in addition to a number of shares of our common stock otherwise deliverable on the applicable conversion date, the kind and amount of the evidences of our indebtedness, shares of capital stock, securities, rights to acquire our capital stock, cash or other assets comprising the distribution that such holder would have received if such holder had owned, immediately prior to the record date for determining the holders of our common stock entitled to receive the distribution, for each share of mandatory convertible preferred stock, a number of shares of our common stock equal to the maximum conversion rate in effect on the date of such distribution.

To the extent that we have a rights plan in effect with respect to our common stock on any conversion date, upon conversion of any shares of the mandatory convertible preferred stock, you will receive, in addition to our common stock, the rights under the rights plan, unless, prior to such conversion date, the rights have separated from our common stock, in which case each fixed conversion rate will be adjusted at the time of separation as if we made a distribution to all holders of our common stock as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. Any distribution of rights or warrants pursuant to a rights plan that would allow you to receive upon conversion, in addition to any shares of our common stock, the rights described therein (unless such rights or warrants have separated from our common stock) shall not constitute a distribution of rights or warrants that would entitle you to an adjustment to the conversion rate.

For the purposes of determining the adjustment to the fixed conversion rate for the purposes of:

•	clauses (2), (4) in the event of an adjustment not relating to a spin-off and (5) above, the “current market price” of our common stock is the average VWAP per share of our common stock over the five consecutive trading day period ending on the trading day before the “ex-date” with respect to the issuance or distribution requiring such computation;

•	clause (4) above in the event of an adjustment relating to a spin-off, the “current market price” of our common stock, capital stock or equity interest, as applicable, is the average VWAP per share over the first ten consecutive trading days commencing on and including the fifth trading day following the effective date of such distribution; and

•	clause (6) above, the “current market price” of our common stock is the average VWAP per share of our common stock over the five consecutive trading day period ending on the seventh trading day after the expiration date of the tender or exchange offer.

The term “ex-date,” when used with respect to any issuance or distribution, means the first date on which shares of our common stock trade without the right to receive such issuance or distribution.

Recapitalizations, Reclassifications and Changes in our Common Stock

In the event of:

•	any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the continuing corporation and in which the shares of our common stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of us or another person);

•	any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets;

•	any reclassification of our common stock into securities, including securities other than our common stock; or

•	any statutory exchange of our securities with another person (other than in connection with a merger or acquisition),

in each case, as a result of which our common stock would be converted into, or exchanged for, securities, cash or property (each, a “reorganization event”), each share of mandatory convertible preferred stock outstanding immediately prior to such reorganization event shall, without the consent of the holders of the mandatory convertible preferred stock, become convertible into the kind of securities, cash and other property that such holder would have been entitled to receive if such holder had converted its mandatory convertible preferred stock into common stock immediately prior to such reorganization event (such securities, cash and other property, the “exchange property,” with each “unit of exchange property” meaning the kind and amount of exchange property that a holder of one share of common stock is entitled to receive). For purposes of the foregoing, the type and amount of exchange property in the case of any reorganization event that causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election (or of all holders of our common stock if none makes an election). We will notify holders of the mandatory convertible preferred stock of the weighted average as soon as practicable after such determination is made. The number of units of exchange property for each share of mandatory convertible preferred stock converted following the effective date of such reorganization event will be determined by the applicable conversion rate then in effect on the applicable conversion date (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such shares of mandatory convertible preferred stock are actually converted). For the purpose of determining which bullet of the definition of conversion rate will apply upon mandatory conversion, and for the purpose of calculating the conversion rate if the second bullet is applicable, the value of a unit of exchange property will be determined in good faith by our Board of Directors, except that if a unit of exchange property includes common stock or ADRs that are traded on a U.S. national securities exchange, the value of such common stock or ADRs will be the average over the 20 consecutive trading day period ending on, and including, the third trading day immediately preceding the mandatory conversion date of the volume weighted average prices for such common stock or ADRs, as displayed on the applicable Bloomberg screen (as determined in good faith by our Board of Directors); or, if such price is not available, the average market value per share of such common stock or ADRs over such period as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose. We (or any successor to us) will, as soon as reasonably practicable (but in any event within 20 calendar days) after the occurrence of any reorganization event, provide written notice to the holders of mandatory convertible preferred stock of such occurrence and of the kind and amount of cash, securities or other property that constitute the exchange property. Failure to deliver such notice will not affect the operation of the provisions described in this section.

In addition, we may make such increases in each fixed conversion rate as we deem advisable in order to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of shares of our common stock (or issuance of rights or warrants to acquire shares of our common stock) or from any event treated as such for income tax purposes or for any other reason. We may only make such a discretionary adjustment if we make the same proportionate adjustment to each fixed conversion rate.

In the event of a taxable distribution to holders of our common stock that results in an adjustment of each fixed conversion rate or an increase in each fixed conversion rate in our discretion, holders of mandatory convertible preferred stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In addition, Non-U.S. Holders of mandatory convertible preferred stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See the section of this prospectus entitled “Material U.S. Federal Income Tax Consequences.”

Adjustments to the fixed conversion rates will be calculated to the nearest 1/10,000th of a share. Prior to the mandatory conversion date, no adjustment in a fixed conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent in such fixed conversion rate. If any adjustment is not required to be made because it would not change the fixed conversion rates by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment; provided, however, that with respect to adjustments to be made to the fixed conversion rates in connection with cash dividends paid by us, we will make such adjustments, regardless of whether such aggregate adjustments amount to one percent or more of the fixed conversion rates no later than February       of each calendar year; provided further that on the earlier of the mandatory conversion date, an early conversion date and the effective date of a fundamental change, adjustments to the fixed conversion rates will be made with respect to any such adjustment carried forward that has not been taken into account before such date.

No adjustment to the conversion rate will be made if holders may participate, at the same time, upon the same terms and otherwise on the same basis as holders of our common stock and solely as a result of holding mandatory convertible preferred stock, in the transaction that would otherwise give rise to such adjustment as if they held, for each share of mandatory convertible preferred stock, a number of shares of our common stock equal to the maximum conversion rate then in effect.

The applicable conversion rate will not be adjusted:

(a) upon the issuance of any common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in common stock under any plan;

(b) upon the issuance of any common stock or rights or warrants to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

(c) upon the issuance of any common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the mandatory convertible preferred stock were first issued;

(d) for a change in the par value of our common stock; or

(e) for accumulated and unpaid dividends on the mandatory convertible preferred stock, except as described above under “— Mandatory Conversion,” “— Conversion at the Option of the Holder” and “— Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount.”

We will be required, as soon as practicable after the conversion rate is adjusted, to provide or cause to be provided written notice of the adjustment to the holders of shares of mandatory convertible preferred stock. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each fixed conversion rate was determined and setting forth each revised fixed conversion rate.

If an adjustment is made to the fixed conversion rates, an inversely proportional adjustment also will be made to the threshold appreciation price and the initial price solely for the purposes of determining which clause of the definition of the conversion rate will apply on the mandatory conversion date. Because (a) each of the applicable market value and the early conversion average price is an average VWAP per share of our common stock over a 20 consecutive trading day period, and (b) each of the stock price and the five-day average price is an average VWAP per share of our common stock over a five consecutive trading day period, we will make appropriate adjustments to the VWAP per share of our common stock prior to the relevant ex-date, effective date or expiration date, as the case may be, used to calculate the applicable market value, the early conversion average price, the stock price and the five-day average price to account for any adjustments to the initial price, the threshold appreciation price and the fixed conversion rates that become effective during the applicable period.

If:

•	the record date for a dividend or distribution on our common stock occurs after the end of the 20 consecutive trading day period used for calculating the applicable market value and before the mandatory conversion date, and

•	that dividend or distribution would have resulted in an adjustment of the number of shares issuable to the holders of mandatory convertible preferred stock had such record date occurred on or before the last trading day of such 20-trading day period, then we will deem the holders of mandatory convertible preferred stock to be holders of record of our common stock for purposes of that dividend or distribution. In this case, the holders of the mandatory convertible preferred stock would receive the dividend or distribution on our common stock together with the number of shares of common stock issuable upon mandatory conversion of the mandatory convertible preferred stock.

Reservation of Shares

We will at all times reserve and keep available out of the authorized and unissued common stock or shares of common stock held in treasury by us, solely for issuance upon conversion of the mandatory convertible preferred stock, a number of shares of common stock equal to the product of the maximum conversion rate then in effect and the number of shares of mandatory convertible preferred stock then outstanding.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for the mandatory convertible preferred stock.

Book-Entry, Delivery and Form

The mandatory convertible preferred stock will be issued in global form. DTC or its nominee will be the sole registered holder of the mandatory convertible preferred stock. Ownership of beneficial interests in the mandatory convertible preferred stock in global form will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through such participants. Ownership of beneficial interests in the mandatory convertible preferred stock in global form will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a global certificate representing the mandatory convertible preferred stock, DTC or such nominee, as the case may be, will be considered the sole holder of the mandatory convertible preferred stock represented by such global certificate for all purposes under the certificate of designations. No beneficial owner of an interest in the mandatory convertible preferred stock in global form will be able to transfer that interest except in accordance with the applicable procedures of DTC in addition to those provided for under the certificate of designations.

Payments of dividends on the global certificate representing the mandatory convertible preferred stock will be made to DTC or its nominee, as the case may be, as the registered holder thereof. None of Molycorp, the transfer agent, registrar, conversion or dividend disbursing agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate representing the mandatory convertible preferred stock or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of dividends in respect of a global certificate representing the mandatory convertible preferred stock, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the aggregate liquidation preference of such global certificate representing the mandatory convertible preferred stock as shown on the records of DTC or its nominee, as the case may be. We also expect that payments by participants to owners of beneficial interests in such global certificate representing the mandatory convertible preferred stock held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include:

•	securities brokers and dealers;

•	banks and trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global security among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Molycorp, the transfer agent, registrar, conversion or dividend disbursing agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the mandatory convertible preferred stock in global form or DTC ceases to be registered as a clearing agency under the Exchange Act, and in either case a successor depositary is not appointed by us within 90 days, we will issue certificated shares in exchange for the global securities.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes material U.S. federal income and estate tax consequences associated with the purchase, ownership and disposition of the mandatory convertible preferred stock and the ownership and disposition of our common stock received as a dividend thereon or upon conversion thereof, as of the date of this prospectus. This discussion assumes that you will hold our stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances. In addition, this discussion does not address (i) U.S. federal non-income tax laws, such as gift or estate tax laws, (ii) state, local or non-U.S. tax consequences, (iii) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, controlled foreign corporations, passive foreign investment companies, broker-dealers, grantor trusts, personal holding companies, taxpayers who have elected mark-to-market accounting, tax-exempt entities, regulated investment companies, real estate investment trusts, a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entities, or an investor in such entities or arrangements, or U.S. expatriates or former long-term residents of the United States, (iv) the special tax rules that may apply to an investor that acquires, holds, or disposes of our common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction, or (v) the impact, if any, of the alternative minimum tax.

This discussion is based on current provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, judicial opinions, and published rulings of the Internal Revenue Service (the “IRS”), all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR MANDATORY CONVERTIBLE PREFERRED STOCK, OR THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK RECEIVED AS A DIVIDEND THEREON OR UPON CONVERSION THEREOF, AND IS NOT TAX OR LEGAL ADVICE. PROSPECTIVE HOLDERS OF OUR MANDATORY CONVERTIBLE PREFERRED STOCK AND COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AS WELL AS U.S. FEDERAL ESTATE AND GIFT TAX LAWS, AND ANY APPLICABLE TAX TREATY) IN LIGHT OF THEIR PARTICULAR SITUATIONS.

Tax Consequences to U.S. Holders

A “U.S. Holder” of our mandatory convertible preferred stock or common stock means a holder that is for U.S. federal income tax purposes:

•	An individual citizen or resident of the United States;

•	A corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	A trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our mandatory convertible preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership purchasing mandatory convertible preferred stock, we urge you to consult your tax advisor.

Distributions on Mandatory Convertible Preferred Stock and Common Stock

In general, any distribution made with respect to shares of our mandatory convertible preferred stock or our common stock will be treated as a “dividend” to the extent made out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as a tax-free return of investment to the extent of the holder’s tax basis in the stock, and thereafter as capital gain from the sale or exchange of such stock. Although we believe our earnings and profits will be sufficient for any distributions paid on our mandatory convertible preferred stock to be treated as dividends for U.S. federal income tax purposes, we cannot assure you our earnings and profits will be sufficient for dividend treatment.

Dividends received by individual U.S. Holders will be ordinary income upon receipt, but if received in taxable years beginning before January 1, 2013, will qualify for taxation at reduced rates (equal to those applying to capital gains), provided that holding period and other applicable requirements are met. Dividends received by corporate U.S. Holders will be eligible for the dividends-received deduction, subject to certain restrictions, including restrictions relating to the holder’s taxable income, holding period and debt financing.

Any common stock received as a distribution on our mandatory convertible preferred stock will be treated as a dividend to the same extent as if there had been a distribution of cash in the amount of the fair market value of the stock on the date of the distribution. The holder’s tax basis in the common stock received will be equal to that fair market value, and the holding period for the common stock will begin on the day following the distribution date.

As a holder of mandatory convertible preferred stock, you may be treated as receiving a constructive dividend distribution from us if the conversion rate is adjusted and as a result of such adjustment your proportionate interest in our assets or earnings and profits is increased. In some circumstances, either an increase in the conversion rate, or a failure to make an adjustment to the conversion rate, may result in a deemed taxable distribution to a holder of mandatory convertible preferred stock or common stock, if as a result of such failure, the proportionate interests of such holders in our assets or earnings and profits is increased. It is anticipated that such constructive dividends would be reported to you in the same manner as actual dividends. Thus, under certain circumstances, U.S. Holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. However, adjustments to the conversion rate made pursuant to a bona fide, reasonable anti-dilution adjustment formula generally should not result in a constructive dividend distribution. Certain of the possible adjustments (including, without limitation, adjustments in respect of taxable dividends to our stockholders) do not qualify as being made pursuant to a bona fide reasonable adjustment formula.

A dividend in an amount that exceeds five percent of the holder’s tax basis in our mandatory convertible preferred stock (or ten percent of the holder’s basis in our common stock) could be characterized as an “extraordinary dividend.” In some cases, multiple dividends will be aggregated for purposes of determining if there is an extraordinary dividend. Generally, a corporate U.S. Holder that receives an extraordinary dividend is required to reduce its stock basis by the portion of such dividend that is not taxed because of the dividends-received deduction. If the amount of the reduction exceeds the corporate U.S. Holder’s tax basis in our mandatory convertible preferred stock or common stock (as applicable), the excess is treated as taxable gain from sale of the stock. Generally, an individual U.S. Holder that receives an extraordinary dividend in taxable years beginning before January 1, 2013 will be required to treat any losses on the sale of our mandatory convertible preferred stock or common stock as long-term capital losses to the extent of the extraordinary dividends the holder receives that qualify for the special tax rate on certain dividends described above.

Sale or Exchange of Mandatory Convertible Preferred Stock and Common Stock

Upon the sale or other disposition of our mandatory convertible preferred stock (other than pursuant to a conversion into common stock) or our common stock, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in such stock. Such capital gain or loss will generally be long-term capital gain or loss if your holding period in respect of the stock is more than one year. For a discussion of your tax basis and holding period in respect of common stock received in the conversion of the mandatory convertible preferred stock, see below under “— Conversion of Mandatory Convertible Preferred Stock into Common Stock.” Under current law, net long-term capital gain recognized in tax years beginning prior to January 1, 2013 by individual U.S. Holders is eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Conversion of Mandatory Convertible Preferred Stock into Common Stock

A U.S. Holder will not recognize any income, gain, or loss upon the mandatory or optional conversion of mandatory convertible preferred stock into common stock, except that any cash or common stock you receive in respect of dividends in arrears will generally be taxable as described in “— Distributions on Mandatory Convertible Preferred Stock and Common Stock” above. The treatment of any cash or common stock received in respect of dividends for any portion of the dividend period containing the date of conversion is uncertain, and such cash or common stock may be treated as a payment in respect of dividends in arrears. For reporting and withholding purposes, we currently expect to treat the amounts of cash or stock attributable to dividends that would have accrued through the conversion date as payments in respect of dividends in arrears. In addition, any cash received in lieu of a fractional share of common stock will generally be treated as if you received the fractional share and then received the cash in redemption of the fractional share. The deemed redemption will generally result in capital gain or loss equal to the difference between the amount of cash received and your tax basis in the stock that is allocable to the fractional share.

Your tax basis in the common stock you receive upon a conversion (other than common stock received with respect to dividends in arrears, but including any basis allocable to a fractional share) will generally equal the tax basis of the mandatory convertible preferred stock that was converted. Your tax basis in a fractional share will be determined by allocating your tax basis in the common stock between the common stock you receive upon conversion and the fractional share in accordance with their respective fair market values. Your holding period for the common stock you receive (other than common stock received in respect of dividends in arrears) will include your holding period for the converted mandatory convertible preferred stock.

Upon certain conversions of our mandatory convertible preferred stock, we may, in respect of any such conversion, pay a holder common stock and/or cash in respect of any accrued but unpaid dividends and the present value of future dividends (as described under “Description of Mandatory Convertible Preferred Stock — Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”). The tax consequences of such payment of cash or common stock (other than payment in respect of dividends in arrears discussed in the first paragraph above under “— Conversion of Mandatory Preferred Stock into Common Stock”) are uncertain:

•	If we choose to pay a U.S. Holder any cash, the receipt of such cash may be taxable to the extent of gain realized by the U.S. Holder on the conversion. For this purpose, a U.S. Holder realizes gain on the conversion equal to the excess, if any, of (i) the sum of the fair market value of our common stock received (other than common stock received with respect to dividends in arrears) and the cash received attributable to future dividends over (ii) the U.S. Holder’s adjusted tax basis in our mandatory convertible preferred stock immediately prior to conversion. The character of such gain is uncertain. If we have current or accumulated earnings and profits at the time of the conversion, this gain would be taxable as dividend income to the extent thereof, if the receipt of the cash attributable to future dividends is considered to have the effect of a dividend (which generally would be the case if the receipt of such cash did not result in a meaningful reduction in such holder’s equity interest in us, as determined for U.S. federal income tax purposes), and thereafter as capital gain. Alternatively, such gain would be capital gain in its entirety. To the extent the amount of cash received exceeds the gain realized, the excess amount will not be taxable to such U.S. Holder but will reduce its adjusted tax basis in our common stock received upon conversion (other than common stock received with respect to dividends in arrears). A U.S. Holder will not be permitted to recognize any loss realized by it upon conversion of mandatory convertible preferred stock into common stock.

•	If we choose to deliver common stock, the receipt of such stock should be treated as consideration received upon conversion of the mandatory convertible preferred stock. If so treated, such consideration may be taxed as described in the first paragraph above under the heading “— Conversion of Mandatory Convertible Preferred Stock into Common Stock.”

In the event a U.S. Holder’s mandatory convertible preferred stock is converted pursuant to certain other transactions, including our consolidation or merger into another person (see “Description of Mandatory Convertible Preferred Stock — Recapitalizations, Reclassifications and Changes in our Common Stock”), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. Each U.S. Holder should consult its tax advisor to determine the specific tax treatment of a conversion under such circumstances.

Information Reporting and Backup Withholding

U.S. backup withholding (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends on mandatory convertible preferred stock and common stock paid to a U.S. Holder will generally be exempt from backup withholding, provided the U.S. Holder meets applicable certification requirements, including providing a taxpayer identification number, or otherwise establishes an exemption. We must report annually to the IRS and to each U.S. Holder the amount of dividends paid to that holder and the proceeds from the sale, exchange or other disposition of our mandatory convertible preferred stock or our common stock, unless a U.S. Holder is an exempt recipient.

Backup withholding does not represent an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information or returns are timely furnished by the U.S. Holder to the IRS.

Tax Consequences to Non-U.S. Holders

A “Non-U.S. Holder” is a beneficial owner of our mandatory convertible preferred stock or our common stock (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may also apply to certain Non-U.S. Holders, such as:

•	U.S. expatriates;

•	“controlled foreign corporations”;

•	“passive foreign investment companies”; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

Distributions on Mandatory Convertible Preferred Stock and Common Stock

Except as described below, if you are a Non-U.S. Holder of our mandatory convertible preferred stock or our common stock, actual and constructive dividends generally are subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we generally will be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us (1) a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or (2) in the case of payments made outside the U.S. to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the U.S.), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations. If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may generally obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

Under certain circumstances described above in “— Tax Consequences to U.S. Holders — Distributions on Mandatory Convertible Preferred Stock and Common Stock,” Non-U.S. Holders may be deemed to receive constructive dividends. Because any constructive dividend to a Non-U.S. Holder will not give rise to any cash from which any applicable U.S. federal withholding tax can be satisfied, we intend to offset any withholding tax that we are required to collect against the fair market value of any common stock, cash payments or other distributions otherwise deliverable to you. As a result, if we make an adjustment to the conversion rate and the adjustment gives rise to a constructive dividend, Non-U.S. holders should expect additional U.S. withholding on subsequent distributions.

If you wish to claim the benefit of an applicable treaty for dividends, you will be required to complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable treaty.

Dividends that are effectively connected with your conduct of a trade or business within the United States or, if certain tax treaties apply, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. Holder. Special certification and disclosure requirements, including the completion of IRS Form W-8ECI (or any successor form), must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

Sale or Exchange of Mandatory Convertible Preferred Stock and Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our mandatory convertible preferred stock (including the deemed exchange that gives rise to a payment of cash in lieu of a fractional share) or our common stock unless:

•	The gain is effectively connected with your conduct of a trade or business in the United States and, if certain tax treaties apply, is attributable to your U.S. permanent establishment;

•	If you are an individual and hold shares of our mandatory convertible preferred stock or our common stock as a capital asset, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition, and certain other conditions are met; or

•	We are or have been a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and you are not eligible for any treaty exemption. However, you generally will not be subject to U.S. federal income tax if (i) our common stock or mandatory convertible preferred stock is regularly traded (as discussed below) on an established securities market and (ii) you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, 5% or less of our common stock or mandatory convertible preferred stock (as applicable). A corporation is generally a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.

Any gain recognized by a Non-U.S. holder that is described in the first or third bullets above generally will be subject to tax at the U.S. federal income tax rates generally applicable to a U.S. person and be required to file a U.S. tax return. Such Non-U.S. holders are urged to consult their tax advisors regarding the possible application of these rules. Any gain of a corporate non-U.S. holder that is described in the first bullet above may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. holder that is described in the second bullet above generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S. source capital gain derived from the disposition, which may be offset by U.S. source capital losses during the taxable year of the disposition.

With respect to the third bullet point above, we believe that we currently are a USRPHC, and we expect to remain a USRPHC. Our common stock is currently listed on the NYSE and we believe that, for as long as we continue to be so listed, our common stock will be treated as “regularly traded” on an established securities market. We intend to apply to list our mandatory convertible preferred stock on the NYSE. If our mandatory convertible preferred stock is listed on the NYSE, we believe that our mandatory convertible preferred stock will be treated as “regularly traded” on an established securities market for so long as it continues to be so listed. However, even if our mandatory convertible preferred stock is not so traded, gain arising from the sale or other taxable disposition of such stock by a Non-U.S. Holder will not be subject to U.S. taxation if our common stock is part of a class of stock that is “regularly traded” on an established securities market and the Non-U.S. Holder has not, at the time it acquires the mandatory convertible preferred stock and at certain other times described in the applicable Treasury regulations, directly or indirectly held mandatory convertible preferred stock (and in certain cases other direct or indirect interests in our stock) that had a fair market value in excess of 5% of the fair market value of all of our outstanding common stock.

Conversion of Mandatory Convertible Preferred Stock into Common Stock

Subject to the discussion above concerning ownership of a USRPHC and the discussion above under “— Tax Consequences to U.S. Holders — Conversion of Mandatory Convertible Preferred Stock into Common Stock,” a Non-U.S. Holder will generally not recognize any gain in respect of the receipt of common stock upon the conversion of our mandatory convertible preferred stock. However, any cash or common stock you receive in respect of dividends in arrears will generally be treated as a taxable distribution subject to withholding, as described above in “— Distributions on Mandatory Convertible Preferred Stock and Common Stock.” As the tax treatment of any cash or common stock received in respect of any accrued dividends for any portion of the dividend period containing the date of conversion is uncertain, we intend to treat the amounts of cash or stock attributable to dividends that would have accrued through the conversion date as payments in respect of dividends in arrears subject to withholding, as described above under “— Distributions on Mandatory Convertible Preferred Stock.” In addition, cash received in lieu of a fractional share of common stock will generally be treated as described above in “— Sale or Exchange of Mandatory Convertible Preferred Stock and Common Stock.” A Non-U.S. Holder may also recognize dividend income subject to withholding when the holder receives an additional amount attributable to future dividends, as described above under “— Tax Consequences to U.S. Holders — Conversion of Mandatory Convertible Preferred Stock into Common Stock.”

If a Non-U.S. Holder’s mandatory convertible preferred stock is converted pursuant to certain other transactions, including our consolidation or merger into another person (see “Description of Mandatory Convertible Preferred Stock — Recapitalizations, Reclassifications and Changes in our Common Stock”), the tax treatment of the conversion will depend upon the facts underlying the particular transaction triggering the conversion. Under those circumstances, Non-U.S. Holders should consult their tax advisors to determine the specific tax treatment of a conversion.

Additional Withholding for Certain Payments to Non-U.S. Entities

Recently enacted legislation imposes, effective for payments after December 31, 2012, a new 30% withholding tax on certain dividends and proceeds from sale of stock for a “foreign financial institution” unless such institution enters into an agreement with the U.S. government to collect and provide to the

U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). The legislation would also generally impose a withholding tax of 30% on such dividends and proceeds paid to a non-U.S. entity that is not a “foreign financial institution” unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of such taxes. Prospective investors are urged to consult with their tax advisors regarding the possible implications of this legislation on their investment in shares of our mandatory convertible preferred stock or common stock.

Federal Estate Tax

Shares of our mandatory convertible preferred stock and our common stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on mandatory convertible preferred stock and common stock.

U.S. backup withholding (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends on mandatory convertible preferred stock and common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements, including providing a correct and properly executed IRS Form W-8BEN or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. Copies of these information reports may also be made available under the provisions of an applicable treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder is a resident.

Under current Treasury regulations, payments of proceeds from the sale of our mandatory convertible preferred stock and our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with significant U.S. ownership or engaged in a U.S. trade or business, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is a Non-U.S. Holder or is otherwise entitled to an exemption (and the broker has no knowledge or reason to know to the contrary), and other applicable certification requirements are met. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person. Information reporting and backup withholding generally will apply to payments of proceeds from the sale of our mandatory convertible preferred stock and common stock effected through a U.S. office of any U.S. or foreign broker, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The certification procedures required to obtain a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding does not represent an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated are acting as representatives, have severally agreed to purchase, we have agreed to sell to them, severally, the number of shares of mandatory convertible preferred stock indicated below:

Number of
Name	Shares

J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of mandatory convertible preferred stock subject to their acceptance of the shares from us and subject to prior sale. The obligations of the several underwriters to pay for and accept delivery of the shares of mandatory convertible preferred stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other customary conditions. The underwriting agreement provides for a firm commitment underwriting, and the underwriters are obligated to take and pay for all of the shares of mandatory convertible preferred stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of mandatory convertible preferred stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $ a share under the public offering price. After the initial offering of the shares of mandatory convertible preferred stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to          additional shares of our mandatory convertible preferred stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of mandatory convertible preferred stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of mandatory convertible preferred stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of mandatory convertible preferred stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares of our mandatory convertible preferred stock.

	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us for this offering and the offering of common stock, exclusive of the underwriting discounts and commissions payable by us in this offering, are approximately $     .

We will apply to list our mandatory convertible preferred stock on the New York Stock Exchange. Our common stock is listed on the New York Stock Exchange under the symbol “MCP.”

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of mandatory convertible preferred stock offered by them.

We, all of our executive officers and directors and certain of our stockholders have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or mandatory convertible preferred stock or any securities convertible into or exercisable or exchangeable for shares of common stock or mandatory convertible preferred stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or mandatory convertible preferred stock or any securities convertible into or exercisable or exchangeable for common stock or mandatory convertible preferred stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or mandatory convertible preferred stock or such other securities, whether any such transaction described above is to be settled by delivery of common stock or mandatory convertible preferred stock or such other securities, in cash or otherwise.

In addition, we and each such person agrees that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we or such person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or mandatory convertible preferred stock or any security convertible into or exercisable or exchangeable for common stock or mandatory convertible preferred stock.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares of common stock or mandatory convertible preferred stock to the underwriters.

With respect to us, the restrictions described above do not apply to:

•	issuances of shares of our common stock, options, warrants or other equity awards relating to our common stock pursuant to our stock incentive plan, provided that such shares, options, warrants or other equity awards are restricted through the restricted period;

•	issuances of shares of common stock upon conversion of, or in connection with a dividend on, our mandatory convertible preferred stock;

•	in the case of any existing warrant or option to purchase, or other equity award for, shares of our common stock that is disclosed in this prospectus, the issuance by us of shares of common stock upon the exercise or vesting of such warrant, option or equity award, as the case may be, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with any such issuance by us during the restricted period;

•	issuances of shares of our common stock, mandatory convertible preferred stock, options, warrants or other convertible securities relating to our common stock or mandatory convertible preferred stock in connection with any bona fide merger, acquisition, business combination, joint venture or strategic or commercial relationship to a third party or group of third parties, of which issuances the underwriters have been advised in advance, provided that the aggregate amount of securities so issued during the restricted period is not equal to greater than 15% of the number of shares of our common stock outstanding on the date of this prospectus and the recipient of such securities shall agree to be bound by the restrictions described above; or

•	the filing of a registration statement on Form S-8 or other appropriate forms as required by the Securities Act, and any amendments thereto, relating to our common stock or other equity-based securities issuable pursuant to the Plan.

With respect to our directors, officers and the other holders of our outstanding stock, the restrictions described above do not apply to:

•	the exercise of a warrant or an option to purchase, or other equity award for, shares of our common stock (provided that any shares of common stock received pursuant to such exercise are subject to the same restrictions as those described above);

•	in the case of an option expiring during the restricted period, the sale or transfer of shares of our common stock to satisfy any payment or withholding obligations in connection with the exercise of an option to purchase, or other equity award for, shares of our common stock, or in connection with any cashless exercise of a warrant to purchase shares of our common stock;

•	transactions relating to shares of our common stock or mandatory convertible preferred stock or other securities acquired in open market transactions after the completion of this offering (provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or mandatory convertible preferred stock or other securities acquired in such open market transactions);

•	transfers of shares of our common stock or mandatory convertible preferred stock or any security convertible into our common stock or mandatory convertible preferred stock (a) as a bona fide gift, (b) to any affiliate of the director, officer, or other holder of our outstanding common stock, (c) to any trust for the direct or indirect benefit of the director, officer or such other holder of our outstanding stock or an immediate family member of such individual or (d) to any immediate family member of the director, officer or such other holder of our outstanding stock, except that (c) and (d) do not apply to our stockholders that are not individuals;

•	transfers of shares of our common stock or mandatory convertible preferred stock or any security convertible into our common stock or mandatory convertible preferred stock pursuant to the laws of descent or distribution, except that this exception does not apply to our stockholders that are not individuals;

•	in the case of our stockholders that are not individuals only, distributions of shares of our common stock or mandatory convertible preferred stock or any security convertible into shares of our common stock or mandatory convertible preferred stock by a stockholder to any partner, member or stockholders of such stockholder; and

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock or mandatory convertible preferred stock (provided that such plan does not provide for the transfer of shares of our common stock or mandatory convertible preferred stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the director of officer or us during the restricted period);

provided that, in the case of any transfer or distribution pursuant to the fourth, fifth or sixth bullet above, (x) each transferee shall sign and deliver a lock-up letter substantially in the form of the lock-up letter signed by the director or officer and (y) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock or mandatory convertible preferred stock, shall be required or shall be voluntarily made during the restricted period.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16- day period beginning on the last day of the restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of Shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of Shares to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of Shares to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any Shares in, from or otherwise involving the United Kingdom.

          Shares

Molycorp, Inc.

  % Series A Convertible Preferred Stock

PROSPECTUS

Joint Book-Running Managers

J.P. Morgan
Morgan Stanley

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, to be paid by the registrant in connection with this offering. All amounts shown except the SEC registration fee and the New York Stock Exchange listing fee are estimates.

Amount

SEC Registration Fee		$81,683
FINRA Filing Fee		70,855
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Officers and Directors.

Section 102(b)(7) of the General Corporation Law of the State of Delaware allows a corporation to include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors of a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the General Corporation Law of the State of Delaware allows a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation to procure a judgment in its favor under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation with respect to such claim, issue or matter. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the General Corporation Law of the State of Delaware provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation contains a provision that provides that each person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or a proceeding, by reason of the fact that the person is or was a director or an officer of our company, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, or an indemnitee, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by us to the fullest extent permitted or required by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than such law permitted us to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, the Employment Retirement Income Security Act of 1974 excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, with limited exceptions relating to rights to indemnification, we shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by our board of directors.

Our policy is to enter into separate indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the General Corporation Law of the State of Delaware and also provides for certain additional procedural protections.

In addition, our certificate of incorporation states that we may maintain insurance to protect ourselves and any person who is or was a director, officer, employee or agent of our company, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the General Corporation Law of the State of Delaware. We have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Item 15.	Recent Sales of Unregistered Securities.

During the past two years, Molycorp, Inc.’s predecessors, Molycorp, LLC and Molycorp Minerals, LLC, issued unregistered securities to funds affiliated with Resource Capital Funds, Pegasus Capital Advisors, LP, GS Power Holdings LLC, Traxys North America LLC, MP Rare Company LLC and KMSMITH LLC in connection with capital contributions. Prior to February 4, 2009, no additional securities were issued to members; rather, the percentage ownership of each member, and such member’s capital account, was adjusted accordingly. Molycorp, LLC also granted an option to its Chief Executive Officer to purchase member interests, and Molycorp Minerals, LLC awarded profits interests to certain employee and non-employee directors of Molycorp, LLC. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. The information presented below regarding issuances prior to April 15, 2010 does not give effect to our corporate reorganization as described in the prospectus.

From July 30, 2008 through February 4, 2009 the members of Molycorp Minerals, LLC contributed an aggregate of $100,154,300 to Molycorp Minerals, LLC.

From February 5, 2009 through September 8, 2009, the members of Molycorp Minerals, LLC contributed an aggregate of $50,000 to Molycorp Minerals, LLC in exchange for 542.59 shares.

On September 9, 2009, the members of Molycorp Minerals, LLC exchanged all of their member interests in Molycorp Minerals, LLC in exchange for all of the member interests of Molycorp, LLC. On September 10, 2009, Molycorp Minerals, LLC granted profits interests represented by an aggregate of 5,880,000 incentive shares to certain employees and non-employee directors.

From September 10, 2009 through April 14, 2010, the members of Molycorp, LLC contributed an aggregate of $27,130,946 to Molycorp, LLC in exchange for 260,606.66 shares.

On May 28, 2010, Molycorp, Inc. issued and sold an aggregate of 49,519.69 shares of its Class A common stock, which were converted into to approximately 1,922,812 shares of common stock of Molycorp, Inc. in connection with our initial public offering, to existing holders of its Class A common stock at $100.97 per share of Class A common stock (or $2.60 per share of common stock of Molycorp, Inc. based on our initial public offering price of $14.00 per share), for aggregate proceeds of $5,000,000.

None of these transactions involved any underwriters or any public offerings, and we believe that they were exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

Item 16.	Exhibits and Financial Statement Schedules.

1	.1*	Form of Common Stock Underwriting Agreement
1	.2*	Form of Preferred Stock Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of Molycorp, Inc. (incorporated by reference to Exhibit 3.1 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on August 6, 2010).
3.2		Bylaws of Molycorp, Inc. (incorporated by reference to Exhibit 3.2 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on August 6, 2010).
3	.3*	Form of Certificate of Designations of Series A Mandatory Convertible Preferred Stock of Molycorp, Inc.
4.1		Form of Certificate of Molycorp, Inc. Common Stock (incorporated by reference to Exhibit 4.1 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on July 13, 2010).
4	.2*	Form of Certificate of Molycorp, Inc. Series A Convertible Preferred Stock.
5	.1*	Opinion of Jones Day
10.1		Sales/Buy-Back Agreement, dated May 15, 2009, between Molycorp Minerals, LLC and Traxys North America LLC (incorporated by reference to Exhibit 10.1 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.2		Letter Agreement, dated April 16, 2010, between Molycorp Minerals, LLC and Traxys North America, LLC (incorporated by reference to Exhibit 10.2 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).
10.3		Contribution Agreement, dated April 15, 2010, by and among Molycorp, Inc., Molycorp, LLC, Molycorp Minerals, LLC and the parties listed therein (incorporated by reference to Exhibit 10.4 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).
10.4		Stockholders Agreement, dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein (incorporated by reference to Exhibit 10.5 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).
10.5		Registration Rights Agreement, dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein (incorporated by reference to Exhibit 10.6 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).

10.6	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.7 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).
10.7	Molycorp, Inc. Amended and Restated Management Incentive Compensation Plan, effective as of December 20, 2010 (incorporated by reference to Exhibit 10.1 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on December 21, 2010).
10.8	Termination and Mutual Release Agreement, dated June 16, 2010, between Molycorp Minerals, LLC and Traxys North America, LLC (incorporated by reference to Exhibit 10.9 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.9	Sales/Buy-Back Agreement, dated June 1, 2010, between Molycorp Minerals, LLC and Traxys North America, LLC (incorporated by reference to Exhibit 10.10 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.10	Purchase Agreement, dated as of December 15, 2010, between Molycorp Minerals, LLC and Quinn Process Equipment Co.
10.11	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and Mark A. Smith (incorporated by reference to Exhibit 10.11 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.12	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and James S. Allen (incorporated by reference to Exhibit 10.12 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.13	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and John F. Ashburn, Jr. (incorporated by reference to Exhibit 10.13 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.14	Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and John L. Burba (incorporated by reference to Exhibit 10.14 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.15	Molycorp, Inc. 2010 Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.15 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.16	Letter Agreement, dated April 15, 2010, among Resource Capital Fund IV, L.P., Resource Capital Fund V, L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group, LLC, MP Rare Company, LLC and KMSmith, LLC (incorporated by reference to Exhibit 10.16 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.17	Summary of Collateral Arrangement for Surety Bonds (incorporated by reference to Exhibit 10.17 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on July 13, 2010).
10.18	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.18 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on July 13, 2010).
10.19	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on November 8, 2010).
10.20	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on November 8, 2010).
10.21	Form of Restricted Stock Units Agreement (incorporated by reference to Exhibit 10.3 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on November 8, 2010).

10.22		Executive Employment Agreement, dated November 1, 2010, between Molycorp, Inc. and Douglas J. Jackson.
10.23		Molycorp, Inc. Nonemployee Director Deferred Compensation Plan
10.24		Molycorp, Inc. Amended and Restated Management Incentive Plan (incorporated by reference to Exhibit 10.1 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on December 21, 2010).
10.25		Summary of Molycorp, Inc. 2011 Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on January 19, 2011).
12.1		Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends for the period from June 12, 2008 (Inception) through December 31, 2008, for the year ended December 31, 2009 and for the nine months ended September 30, 2010.
21.1		List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
23.1		Consent of PricewaterhouseCoopers LLP.
23	.2*	Consent of Jones Day (included in Exhibit 5.1).
23.3		Consent of SRK Consulting (U.S.), Inc.
23	.4*	Consent of Industrial Minerals Company of Australia Pty Ltd.
24.1		Power of Attorney.

*	To be filed by amendment

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Greenwood Village, Colorado, on the 24th day of January, 2011.

MOLYCORP, INC.

By:	/s/ Mark A. Smith
Mark A. Smith
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark A. Smith Mark A. Smith	President and Chief Executive Officer and Director (Principal Executive Officer)	January 24, 2011

* James S. Allen	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 24, 2011

* Russell D. Ball	Director	January 24, 2011

* Ross R. Bhappu	Director	January 24, 2011

* Brian T. Dolan	Director	January 24, 2011

* Charles R. Henry	Director	January 24, 2011

* Mark S. Kristoff	Director	January 24, 2011

* Alec Machiels	Director	January 24, 2011

* Jack E. Thompson	Director	January 24, 2011

*	The undersigned by signing his name hereto does sign and execute this registration statement on Form S-1 pursuant to the Power of Attorney executed by the above-named directors and officers of the registrant, which is being filed herewith on behalf of such directors and officers.

By	/s/ Mark A. Smith
Attorney-in-Fact

EXHIBIT INDEX

1	.1*	Form of Common Stock Underwriting Agreement
1	.2*	Form of Preferred Stock Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of Molycorp, Inc. (incorporated by reference to Exhibit 3.1 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on August 6, 2010).
3.2		Bylaws of Molycorp, Inc. (incorporated by reference to Exhibit 3.2 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on August 6, 2010).
3	.3*	Form of Certificate of Designations of Series A Mandatory Convertible Preferred Stock of Molycorp, Inc.
4.1		Form of Certificate of Molycorp, Inc. Common Stock (incorporated by reference to Exhibit 4.1 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on July 13, 2010).
4	.2*	Form of Certificate of Molycorp, Inc. Series A Convertible Preferred Stock.
5	.1*	Opinion of Jones Day
10.1		Sales/Buy-Back Agreement, dated May 15, 2009, between Molycorp Minerals, LLC and Traxys North America LLC (incorporated by reference to Exhibit 10.1 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.2		Letter Agreement, dated April 16, 2010, between Molycorp Minerals, LLC and Traxys North America, LLC (incorporated by reference to Exhibit 10.2 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).
10.3		Contribution Agreement, dated April 15, 2010, by and among Molycorp, Inc., Molycorp, LLC, Molycorp Minerals, LLC and the parties listed therein (incorporated by reference to Exhibit 10.4 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).
10.4		Stockholders Agreement, dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein (incorporated by reference to Exhibit 10.5 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).
10.5		Registration Rights Agreement, dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein (incorporated by reference to Exhibit 10.6 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).
10.6		Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.7 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).
10.7		Molycorp, Inc. Amended and Restated Management Incentive Compensation Plan, effective as of December 20, 2010. (incorporated by reference to Exhibit 10.1 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on December 21, 2010).
10.8		Termination and Mutual Release Agreement, dated June 16, 2010, between Molycorp Minerals, LLC and Traxys North America, LLC (incorporated by reference to Exhibit 10.9 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.9		Sales/Buy-Back Agreement, dated June 1, 2010, between Molycorp Minerals, LLC and Traxys North America, LLC (incorporated by reference to Exhibit 10.10 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.10		Purchase Agreement, dated as of December 15, 2010, between Molycorp Minerals, LLC and Quinn Process Equipment Co.
10.11		Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and Mark A. Smith (incorporated by reference to Exhibit 10.11 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.12		Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and James S. Allen (incorporated by reference to Exhibit 10.12 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).

10.13		Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and John F. Ashburn, Jr. (incorporated by reference to Exhibit 10.13 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.14		Executive Employment Agreement, dated May 21, 2010, between Molycorp, Inc. and John L. Burba (incorporated by reference to Exhibit 10.14 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.15		Molycorp, Inc. 2010 Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.15 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.16		Letter Agreement, dated April 15, 2010, among Resource Capital Fund IV, L.P., Resource Capital Fund V, L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group, LLC, MP Rare Company, LLC and KMSmith, LLC (incorporated by reference to Exhibit 10.16 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
10.17		Summary of Collateral Arrangement for Surety Bonds (incorporated by reference to Exhibit 10.17 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on July 13, 2010).
10.18		Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.18 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on July 13, 2010).
10.19		Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on November 8, 2010).
10.20		Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on November 8, 2010).
10.21		Form of Restricted Stock Units Agreement (incorporated by reference to Exhibit 10.3 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on November 8, 2010).
10.22		Executive Employment Agreement, dated November 1, 2010, between Molycorp, Inc. and Douglas J. Jackson.
10.23		Molycorp, Inc. Nonemployee Director Deferred Compensation Plan
10.24		Molycorp, Inc. Amended and Restated Management Incentive Plan (incorporated by reference to Exhibit 10.1 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on December 21, 2010).
10.25		Summary of Molycorp, Inc. 2011 Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to Molycorp, Inc.’s Current Report on Form 8-K (File No. 001-34827) filed with the Securities and Exchange Commission on January 19, 2011).
12.1		Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends for the period from June 12, 2008 (Inception) through December 31, 2008, for the year ended December 31, 2009 and for the nine months ended September 30, 2010.
21.1		List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on June 21, 2010).
23.1		Consent of PricewaterhouseCoopers LLP.
23	.2*	Consent of Jones Day (included in Exhibit 5.1).
23.3		Consent of SRK Consulting (U.S.), Inc.
23	.4*	Consent of Industrial Minerals Company of Australia Pty Ltd.
24.1		Power of Attorney.

*	To be filed by amendment